Form 20-F
period 2024-12-31
Diversified Energy Co PLC
filed 2025-03-17
CIK 1922446

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from        to
Commission file number: 001-41870

Diversified Energy Company PLC
(Exact name of Registrant as specified in its charter)

Not Applicable	England and Wales
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1600 Corporate Drive Birmingham, Alabama 35242 Tel: +1 205 408 0909	Bradley G. Gray Diversified Energy Company PLC 1600 Corporate Drive Birmingham, Alabama 35242 Tel: +1 205 408 0909
(Address of principal executive offices)	(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal (par) value £0.20 per share	DEC	New York Stock Exchange
Ordinary shares, nominal (par) value £0.20 per share	DEC	London Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report: N/A
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange
Act of 1934.  Yes  ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§
232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☑ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☑ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18
☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934
subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐ No ☐

Diversified Energy Company PLC
2024 Annual Report & Form 20-F
For the Year Ended December 31, 2024
We have prepared our financial statements and the notes thereto in accordance with IFRS as issued by the International Accounting Standards Board.
To provide metrics that we believe enhance the comparability of our results to similar companies, throughout this Annual Report & Form 20-F, we refer to Alternative Performance Measures (“APMs”). APMs are intended to be used in addition to, and not as an alternative for the financial information contained within the Group Financial Statements, nor as a substitute for IFRS. In APMs within this Annual Report & Form 20-F, we define, provide calculations and reconcile each APM to its nearest IFRS measure. These APMs include “adjusted EBITDA,” “net debt,” “net debt-to-adjusted EBITDA,”
“total revenue, inclusive of settled hedges,” “adjusted EBITDA margin,” “free cash flow,” “adjusted operating cost per Mcfe,” “employees, administrative costs and professional services,” and “PV-10.”

1
Cross Reference to Form 20-F

Pages
Part I
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	[Reserved]
	B.	Capitalization and indebtedness	N/A
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	34-50
Item 4.	Information on the Group
	A.	History and development of the Group	3, 7, 103
	B.	Business overview	7-14
	C.	Organizational structure	104, Exhibit 8.1
	D.	Property, plant and equipment	3, 107, 120, 133
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	20-26
	B.	Liquidity and capital resources	26
	C.	Research and development, patents and licenses, etc.	N/A
	D.	Trend information	31
	E.	Critical accounting estimates	30
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	53, 57-59
	B.	Compensation	72-93, 129, 131
	C.	Board practices	52-55, 63-64
	D.	Employees	115
	E.	Share ownership	61, 63, 129, 131
	F.	Disclosure of a registrant’s action to recover erroneously awarded compensation	N/A
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	61, 63
	B.	Related party transactions	144
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	96-147
	B.	Significant Changes	N/A
Item 9.	The Offer and Listing
	A.	Offer and listing details	103
	B.	Plan of distribution	N/A
	C.	Markets	103
	D.	Selling shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the issue	N/A

Pages
Item 10.	Additional Information
	A.	Share capital	N/A
	B.	Memorandum and articles of association	[OPEN]
	C.	Material contracts	154
	D.	Exchange controls	154
	E.	Taxation	154-158
	F.	Dividends and paying agents	N/A
	G.	Statement by experts	N/A
	H.	Documents on display	159
	I.	Subsidiary information	N/A
	J.	Annual report to security holders	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		30, 142-144
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	N/A
	B.	Warrants and rights	N/A
	C.	Other securities	N/A
	D.	American depositary shares	N/A
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies		N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/A
Item 15.	Controls and Procedures
	A.	Disclosure Controls and Procedures	159
	B.	Management’s annual report on internal control over financial reporting	159-159
	C.	Attestation report of the registered public accounting firm	159
	D.	Changes in internal control over financial reporting	N/A
Item 16.	[Reserved]		N/A
Item 16A.	Audit Committee Financial Expert		68
Item 16B.	Code of Ethics		62
Item 16C.	Principal Accountant Fees and Services		71, 116
Item 16D.	Exemptions from the Listing Standards for Audit Committees		N/A
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		127-129
Item 16F.	Change in Registrant’s Certifying Accountant		N/A
Item 16G.	Corporate Governance		N/A
Item 16H.	Mine Safety Disclosure		N/A
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		N/A
Item 16J.	Insider Trading Policies		61
Item 16K.	Cybersecurity		33
Part III
Item 17.	Financial Statements		N/A
Item 18.	Financial Statements		96-147
Item 19.	Exhibits		162

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Strategic Report
Overview of Our Business
Diversified Energy Company PLC (the “Parent” or “Company”) and its wholly owned subsidiaries (the
“Group,” “DEC,” or “Diversified”) is an independent energy company engaged in the production, transportation and marketing of natural gas, natural gas liquids and crude oil.
Our proven business model creates sustainable value in today's energy markets by investing in producing assets, reducing emissions and improving asset integrity while generating significant, hedge-protected cash flows. We acquire, optimize, produce and transport natural gas, natural gas liquids and oil from existing wells and then retire our wells at the end of their lives to optimally steward the resource previously developed by our peers, reducing the environmental footprint, while sustaining important jobs and tax revenues for many local communities. While most companies in our sector are built to explore and develop new reserves, we fully exploit existing reserves through our focus on safely and efficiently operating existing wells to maximize their productive lives and economic capabilities, which in turn reduces the industry’s footprint on our planet.
A Differentiated Business Model
Our business model is unique among the natural gas and oil industry in that we do not rely on capital-intensive drilling and development. Rather, our stewardship model focuses on acquiring existing long-life, low-decline producing wells and, at times, their associated midstream assets, and then efficiently managing the assets to improve or restore production, reduce unit operating costs, improve operational safety, reduce emissions and generate consistent free cash flow before safely and permanently retiring those assets at the end of their useful lives.
Daily Operating Priorities
Our guiding daily principles underline our commitment to value creation without compromising the safety of employees. These principles - Safety,
Production, Efficiency and Enjoyment - drive the success of our business model. Our workforce gives precedence to these principles in their daily work.
Geographic Operating Areas
Appalachian Region
The Appalachian Region spans Pennsylvania, Virginia, West Virginia, Kentucky, Tennessee and Ohio and consists of two productive unconventional shale formations, along with numerous conventional formations. We entered the Appalachian Region in 2001 and currently operate within the Marcellus Shale and the slightly deeper Utica Shale, as well as many conventional formations.
Central Region
Our Central Region includes parts of Texas, Louisiana and Oklahoma, and is home to a number of asset rich natural gas and oil formations. We entered the Central Region in 2021 and currently operate within the Haynesville, Bossier, Cotton Valley, Barnett and Mid Continent plays.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Key Facts for 2024

Net Loss		Total Revenue		Adjusted EBITDA Margin(a)		Adjusted EBITDA(a)
$87 million		$795 million		50%		$472 million

Production Mix		Production		PV-10 Value of Reserves		Asset Acquisitions
84%	natural gas	244,298	natural gas (MMcf)	$1.6	billion(b)	3 acquisitions
12%	NGLs	5,980	NGLs (MBbls)	3,627,589	MMcfe	$585 million, gross
4%	oil	1,568	oil (MBbls)			$388 million, net

Scope 1 Methane Emissions Intensity		No-Leak Rate on Surveyed Assets		Total Recordable Incident Rate		Reportable Spill Intensity
0.7	MT CO2e/MMcfe	98%	Group-wide	0.89	per 200,000 work hours	0.08	oil & water per MBbl
(a)Refer to APMs within this Annual Report & Form 20-F for information on how this metric is calculated and reconciled to IFRS measures.
(b)Based on SEC pricing.
Strategy
Our growth and ability to generate consistent shareholder returns stems from our unique business model and successful execution of low-risk, disciplined and proven operating techniques.
1   Acquire long-life stable assets
We practice a disciplined approach to acquire long-life stable assets by targeting low-decline producing assets that are value accretive, high margin and strategically complementary, while also applying extensive environmental, social, land and legal due diligence.

2024 Achievements	Targets for 2025
•Completed three acquisitions in our Central Region, including:
•Oaktree working interest acquisition for gross consideration of
$410 million and net consideration of $222 million, contributing approximately $66 million MMcfepd to 2024 revenue.
•Crescent Pass acquisition for gross consideration of $106 million and net consideration of $98 million, contributing approximately
$10 million MMcfepd to 2024 revenue.
•East Texas II acquisition for gross consideration of $69 million and net consideration of $68 million, contributing approximately
$5 million MMcfepd to 2024 revenue.

•Successfully merge assets acquired in the recently completed acquisition of Maverick Natural Resources, LLC (“Maverick”) to
build scale and achieve synergies.
•Effectively integrate acquisitions into our existing operations, ensuring seamless transitions and alignment with our strategic objectives to drive growth and maximize synergies.
•We will continue our disciplined acquisition strategy, targeting assets that meet our strict investment standards.
•We will maintain liquidity rigor, ensuring we are well-positioned to capitalize on market opportunities as they emerge.
•Our growth strategy will prioritize expanding in complementary and synergistic ways, while building strong partnerships with development-focused producers in our key operating regions.

Link to Risks:	1 2 4	Link to KPIs:	1 5
2   Operate our assets in a safe, efficient and responsible manner
Our operational strategy and success is closely aligned with the culture we created with our daily operational priorities. Our team embodies these priorities through our Smarter Asset Management (“SAM”) program, working tirelessly to ensure the safe delivery of clean, affordable and reliable energy.

2024 Achievements	Targets for 2025
•Annual production of 791 MMcfepd.
•Exit rate of 864 MMcfepd.
•Adjusted EBITDA margin of 50%.
•Achieved a 98% no-leak rate on surveyed assets.
•LTIR of 0.38 per 200,000 work hours, a decline of 63% year-over-
year.

•We will remain committed to our daily operating priorities: Safety,
Production, Efficiency, and Enjoyment.
•Our dedication to responsible stewardship remains steadfast. We will focus intently on continuous improvement in all aspects of sustainability, striving to exceed our stakeholders’ expectations.
•We will continue to prioritize the SAM program to sustain margins, mitigate natural declines, and leverage expense efficiency
opportunities.

Link to Risks:	1 2 4 5 6 7	Link to KPIs:	3 4 5 6 7

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
3   Generate Reliable Free Cash Flow
Our business model is inherently designed to generate free cash flow. Furthermore, we aspire to make cash flows predictable and reliable so we can consistently generate shareholder return, pay down debt, fund acquisitive growth, and accomplish our sustainability goals and ambitions.

2024 Achievements	Targets for 2025
•Repaid $206 million in asset-backed debt securitizations.
•Repurchased 1,638,030 shares, representing $21 million in
shareholder value above and beyond the $84 million in dividend distributions.
•$151 million gain on settled derivative instruments.
•Recorded $8 million in coal mine methane revenues.
•Divested certain non-core undeveloped acreage across our
footprint for a total of $59 million.

•We will continue our effective hedging strategy to protect cash flows. Additionally, we will capitalize on accretive market
opportunities to elevate our hedge book floor.
•We will continue to apply our Smarter Asset Management program to maintain low decline rates across our producing assets and review opportunities to optimize both core and non-core assets.
•We will remain dedicated to prudent cash flow growth through accretive acquisitions that complement our existing asset base.

Link to Risks:	1 2 3 4 7	Link to KPIs:	1 2 3 4 5
4   Retire assets safely and responsibly
At the end of a well’s economic life, our safe and systematic asset retirement program ensures wells are permanently retired and well sites are responsibly restored to their natural condition. Our retirement program underscores our strong commitment to a healthy environment, the surrounding community, our neighbors, and state regulatory authorities.

2024 Achievements	Targets for 2025
•Expanded our asset retirement operations to 18 teams and 18 rigs.
•Retired 202 DEC-owned wells in the Appalachian Region and a further 13 DEC-owned wells in our Central Region, surpassing our goal to retire 200 wells in 2024 and exceeding our collective state commitments in Appalachia.
•Additionally, we retired 85 third party-owned wells in the
Appalachian Region, including 51 state and federal orphan wells and 34 for third party operators, bringing the total wells retired by the Next LVL team to 287 wells.

•We will continue to safely retire wells, aiming to exceed state asset retirement program commitments by identifying and retiring wells at the end of their productive lives.
•We will continue to leverage the benefits of vertical integration through our expanded internal asset retirement capacity.
•We will maintain constructive and collaborative dialogue with states and industry associations to innovate and ensure best practices in well retirement.

Link to Risks:	1 2 4 5 6	Link to KPIs:	2 4 5 6
Key Performance Indicators
In assessing our performance, the Directors use key performance indicators (“KPIs”) to track our success against our stated strategy. The Directors assess our KPIs on an annual basis and modify them as needed, taking into account current business developments. The following KPIs focus on corporate and environmental responsibility, consistent cash flow generation underpinned by prudent cost management, low leverage and adequate liquidity to protect the sustainability of the business.
Refer to APMs within this Annual Report & Form 20-F for information on how these metrics are calculated and reconciled to IFRS measures.
1   Net Debt-to-Adjusted EBITDA

	2024	2023	2022
Net debt-to-pro forma adjusted EBITDA	3.0x	2.2x	2.4x
During 2024 our leverage ratio increased to 3.0x primarily due to financing the majority of our acquisitions with debt. We actively manage our balance sheet and seek to maintain a long-term leverage ratio of approximately 2.5x.

Link to Strategy:	1 3	Link to Risks:	1 3 4 5 6 7
2   Adjusted EBITDA Margin

	2024	2023	2022
Adjusted EBITDA Margin	50%	52%	49%
Total revenue, inclusive of settled hedges and adjusted EBITDA decreased 10% and 14%, respectively, in 2024, while adjusted EBITDA margin remained relatively consistent at 50%. The decrease in total revenue, inclusive of settled hedges was primarily due to a decrease in the average realized sales price, lower production, a decline in hedge settlement gains, and normal declines. The decrease in adjusted EBITDA was driven by a decrease in commodity pricing and lower production.

Link to Strategy:	3 4	Link to Risks:	1 2 3 4 5 6 7

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
3   Adjusted Operating Cost per Mcfe

	2024	2023	2022
Adjusted Operating Cost per Mcfe	$1.78	$1.76	$1.77
Adjusted operating cost per Mcfe for 2024 was $1.78, an increase of 1% compared with 2023. This increase was primarily due to higher employees, administrative costs and professional services due to investments made in staff and systems and costs related to litigation expense.

Link to Strategy:	2 3	Link to Risks	1 4 5 6
4   Net Cash Provided by Operating Activities

	2024	2023	2022
Net Cash Provided by Operating Activities (in millions)	$346	$410	$388
Net cash provided by operating activities for 2024 was $346 million, a decrease of 16% compared with 2023. This decrease was due to the decrease in total revenue resulting from decreases in pricing and production. However, this was partially offset by changes in working capital, which generated $50 million less in cash outflows compared to 2023.

Link to Strategy:	2 3 4	Link to Risks:	1 2 3 5 6 7
5   Emissions Intensity

	2024	2023	2022
Emissions Intensity (MT CO2e/MMcfe)	0.7	0.8	1.2
Realized a 13% year-over-year reduction in Scope 1 methane emissions intensity, achieved through investments in leak detection technologies, replacing natural gas-driven pneumatics with instrument air or solar solutions, and enhanced aerial emissions surveillance in our Central Region.

Link to Strategy:	1 2 3 4	Link to Risks:	2 5
6   Meet or Exceed State Asset Retirement Goals

	2024	2023	2022
DEC-owned well retirements(a)	215	222	214
Wells retired by Next LVL	287	383	262
(a)DEC wells inclusive of 13, 21 and 14 Central Region wells retired during 2024, 2023 and 2022, respectively.
A total of 215 DEC-owned wells, including 13 in the Central Region, were retired across our operating footprint, surpassing our goal to retire 200 wells and exceeding our collective state commitments in Appalachia. Additionally, Next LVL Energy plugged a total of 287 wells in Appalachia, including 202
DEC-owned wells and 85 third party-owned wells consisting of 51 state and federal orphan wells and 34 for third party operators.

Link to Strategy:	.4.	Link to Risks:	2 4 5
7   Safety Performance

	2024	2023	2022
TRIR (per 200,000 work hours)	0.89	1.28	0.73
LTIR (per 200,000 work hours)	0.38	1.04	0.66
MVA (incidents per million miles)	0.34	0.55	0.69
Our 2024 TRIR was 0.89, a 30% improvement from 2023, driven by a foreman-led safety approach, enhanced good catch/near miss reporting, and a new safety program for short-service field employees. Additionally, our 2024 LTIR was 0.38, reflecting a 63% improvement from 2023, attributable to the same initiatives.
Moreover, our 2024 MVA rate was 0.34, a 38% improvement from 2023. This improvement was primarily due to specific actions taken to enhance performance and accountability, including the implementation of vehicle telemetric monitoring.

Link to Strategy:	.2.	Link to Risks:	5 6

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Our Business
History & Development of the Business
We are an independent energy company focused on natural gas and liquids production, transportation, marketing and well retirement, primarily located within the Appalachian and Central regions of the United States. We were incorporated in 2014 in the United Kingdom, and our predecessor business was co-founded in 2001 by our Chief Executive Officer, Robert Russell (“Rusty”) Hutson, Jr., with an initial focus on primarily natural gas and oil production in West Virginia. In recent years, we have grown rapidly by capitalizing on opportunities to acquire and enhance producing assets and by leveraging the operating efficiencies that result from economies of scale. As of December 31, 2024, we have completed 27 acquisitions since 2017 for a combined purchase price of approximately $3.1 billion. In addition, on March 14, 2025, we completed our previously announced acquisition of Maverick for a gross purchase price of approximately $1,275 million.
Throughout our history, we have prioritized sustainability and efficiency in our operations. Recognizing the global reliance on natural gas, we emphasize the importance of responsible ownership and environmental stewardship in managing natural gas and crude oil wells and pipelines. Our proven track record of acquiring, integrating and responsibly operating assets reflects this commitment. With our focus on efficient and environmentally sound energy production, we are well-positioned to assist in meeting national and global energy demands.
Other Information
We were incorporated as a public limited company with the legal name Diversified Gas & Oil PLC under the laws of the United Kingdom on July 31, 2014 with the company number 09156132. On May 6, 2021, we changed our company name to Diversified Energy Company PLC.
Our registered office is located at 4th Floor Phoenix House, 1 Station Hill, Reading, Berkshire United Kingdom, RG1 1NB. In February 2017, our shares were admitted to trading on the AIM Market of the London Stock Exchange (“AIM”) under the ticker “DGOC.” In May 2020, our shares were admitted to the premium listing of the Official List of the Financial Conduct Authority and to trading on the Main Market of the LSE. With the change in corporate name in 2021, our shares listed on the LSE began trading under the new ticker “DEC.” In December 2023, the Group’s shares were admitted to trading on the New York Stock Exchange (“NYSE”) under the ticker “DEC.” Following the changes to the UK Listing Rules on July 29, 2024, the Company
continues to remain listed on the new equity shares (commercial companies) category of the Official List of the Financial Conduct Authority. As of
December 31, 2024, the principal trading market for the Group’s ordinary shares was the LSE.
Our principal executive offices are located at 1600 Corporate Drive, Birmingham, Alabama 35242, and our telephone number at that location is +1 205
408 0909. Our website address is www.div.energy. The information contained on, or that can be accessed from, our website does not form part of this
Annual Report & Form 20-F. We have included our website address solely as an inactive textual reference.
Business Overview
Our Business Model
•Acquire - We maintain a disciplined approach to evaluating opportunities to ensure that we only pursue those properties that possess a consistent asset profile. We target existing long-life, stable assets with synergistic opportunities that produce predictable and stable cash flows, are value accretive, margin enhancing and strategically complementary.
•Optimize - The primarily mature nature of the assets we acquire provides us with a portfolio of low-cost optimization opportunities. These optimization activities, applied through our internally developed SAM program, are strategically important as they aid in offsetting natural production declines, creating expense efficiency and reducing emissions.
•Produce - Our culture makes the difference as our team of industry veterans strive to efficiently produce as many units as possible in a safe and environmentally responsible manner, aligning safety, environmental and financial best interests.
•Transport - We seek to acquire midstream systems into which we are a large producer and more fully integrate those assets into our upstream portfolio to provide immediate and long-term synergies.
•Retire - We embrace our commitment to be a responsible operator of existing assets. With safety and environmental stewardship as top priorities, we design our asset retirement program to permanently retire wells that have reached the end of their producing lives. Between 2022 and 2024, we made investments that allowed us to expand our asset retirement capabilities through a series of acquisitions.
Our Strengths
•Low-risk and low-cost portfolio of assets
•Long-life and low-decline production
•High margin assets that leverage significant scale, supported by owned midstream and asset retirement infrastructure, along with an internal product marketing team
•A management and operational team with extensive experience
•Proven history of successfully consolidating and integrating acquired assets
Outlook
Looking ahead, we will continue to prudently manage our long-life, low-decline asset portfolio and the consistent cash flows they generate. We plan to maintain our hedging strategy to safeguard cash flow. Our goal is to retain our strategic advantages through purposeful growth, employing a disciplined acquisition strategy that secures low-cost financing to support acquisitive growth while maintaining low leverage and prudent liquidity. Additionally, we intend to stay proactive in our sustainability efforts by continuing to allocate capital to future sustainability initiatives.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Reserve Data
Summary of Reserves
The following table presents our estimated net proved reserves, Standardized Measure and PV-10 as of December 31, 2024, using SEC pricing.
Standardized Measure and PV-10 are based on the proved reserve report as of such date by Netherland, Sewell & Associates, Inc. (“NSAI”), our independent petroleum engineering firm. A copy of the proved reserve report is included as an exhibit to this Annual Report & Form 20-F. Refer to
Preparation of Reserve Estimates and Estimation of Proved Reserves within this Annual Report & Form 20-F for a definition of proved reserves and the technologies and economic data used in their estimation.

December 31, 2024
SEC Pricing(a)
Proved developed reserves
Natural gas (MMcf)	2,895,619
NGLs (MBbls)	103,471
Oil (MBbls)	18,524
Total proved developed reserves (MMcfe)	3,627,589
Proved undeveloped reserves
Natural gas (MMcf)	—
NGLs (MBbls)	—
Oil (MBbls)	—
Total proved undeveloped reserves (MMcfe)	—
Total proved reserves
Natural gas (MMcf)	2,895,619
NGLs (MBbls)	103,471
Oil (MBbls)	18,524
Total proved reserves (MMcfe)	3,627,589
Prices used
Natural gas (Mmbtu)	$2.13
Oil and NGLs (Bbls)	$76.32
PV-10 (thousands)
Pre-tax (Non-GAAP)(b)	$1,591,772
PV of Taxes	(194,851)
Standardized Measure	$1,396,921
Percent of estimated total proved reserves that are:
Natural gas	80%
Proved developed	100%
Proved undeveloped	—%
(a)Our estimated net proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For natural gas volumes, the average Henry Hub spot price of $2.13 per MMBtu as of December 31, 2024 was adjusted for gravity, quality, local conditions, gathering and transportation fees, and distance from market. For NGLs and oil volumes, the average WTI price of $76.32 per Bbl as of December 31, 2024 was similarly adjusted for gravity, quality, local conditions, gathering and transportation fees, and distance from market. All prices are held constant throughout the lives of the properties.
(b)The PV-10 of our proved reserves as of December 31, 2024 was prepared without giving effect to taxes or hedges. PV-10 is a non-GAAP and non-IFRS financial measure and generally differs from Standardized Measure, the most directly comparable GAAP measure, because it does not include the effects of income taxes on future net cash flows. We believe that the presentation of PV-10 is relevant and useful to our investors as supplemental disclosure to the Standardized Measure because it presents the discounted future net cash flows attributable to our reserves prior to taking into account future corporate income taxes and our current tax structure. While the
Standardized Measure is free cash dependent on the unique tax situation of each company, PV-10 is based on a pricing methodology and discount factors that are consistent for all companies. Because of this, PV-10 can be used within the industry and by creditors and securities analysts to evaluate estimated net cash flows from proved reserves on a more comparable basis. Investors should be cautioned that neither PV-10 nor the Standardized Measure represents an estimate of the fair market value of our proved reserves.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Proved Reserves
As of December 31, 2024, our estimated proved reserves totaled 3,627,589 MMcfe, a decrease of 6% from the prior year-end, with a Standardized
Measure of $1.4 billion. Natural gas constituted approximately 80% of our total estimated proved reserves and 80% of our total estimated proved developed reserves. The following table provides a summary of the changes in our proved reserves during the years ended December 31, 2024, 2023 and 2022.

Total (MMcfe)
Total proved reserves as of December 31, 2021	4,629,029
Extensions and discoveries	13,326
Revisions to previous estimates	379,812
Purchase of reserves in place	331,043
Sales of reserves in place	(6,912)
Production	(296,121)
Total proved reserves as of December 31, 2022	5,050,177
Extensions and discoveries	1,012
Revisions to previous estimates	(659,379)
Purchase of reserves in place	126,803
Sales of reserves in place	(369,035)
Production	(299,632)
Total proved reserves as of December 31, 2023	3,849,946
Extensions and discoveries	1,287
Revisions to previous estimates	(106,936)
Purchase of reserves in place	173,056
Sales of reserves in place	(178)
Production	(289,586)
Total proved reserves as of December 31, 2024	3,627,589
Extensions and Discoveries
During 2024, 1,287 MMcfe were adjusted due to well assignments recorded in the accounting actuals.
During 2023, 1,012 MMcfe were adjusted due to well assignments recorded in the accounting actuals.
During 2022, we elected to participate in select development activities on a non-operated basis generating 13,326 MMcfe in reserves.
Revisions to Previous Estimates
During 2024, we recorded 106,936 MMcfe in revisions to previous estimates. The downward revisions were primarily associated with changes in the trailing 12-month average realized Henry Hub first day spot price, which decreased approximately 19% as compared to the December 31, 2023. These factors drove a net downward revision that impacted well economics and well life.
During 2023, we recorded 659,379 MMcfe in revisions to previous estimates. The downward revisions were primarily associated with changes in the trailing 12-month average realized Henry Hub first day spot price, which decreased approximately 58% as compared to December 31, 2022 along with a
17% decrease in the 12 month average WTI first day spot price. These factors primarily drove a net downward revision that impacted well economics and well life.
During 2022, we recorded 379,812 MMcfe in revisions to previous estimates. These positive performance revisions were primarily associated with changes in the trailing 12-month average realized Henry Hub spot price, which increased approximately 77% as compared to the December 31, 2021
Henry Hub spot price due to the war between Russia and Ukraine, as well as other geopolitical factors. These factors primarily drove a net upward revision of 386,064 MMcfe due to changes in pricing that impacted well economics. These increases were offset by a 6,252 MMcfe downward revision for changes in timing.
Purchase of Reserves in Place
During 2024, 173,056 MMcfe of purchases of reserves in place were associated with the Oaktree, Crescent Pass and East Texas II acquisitions.
During 2023, 126,803 MMcfe of purchases of reserves in place were associated with the Tanos II acquisition.
During 2022, 331,043 MMcfe of purchases of reserves in place were associated with the East Texas and ConocoPhillips acquisitions.
Refer to Note 5 in the Notes to the Group Financial Statements for additional information about acquisitions and divestitures.
Sales of Reserves in Place
During 2024, 178 MMcfe of sales of reserves in place were primarily associated with the divestitures of non-core assets.
During 2023, 369,035 MMcfe of sales of reserves in place were primarily associated with the divestitures of non-core assets.
During 2022, 6,912 MMcfe of sales of reserves in place were primarily associated with the divestitures of non-core assets.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Refer to Note 5 in the Notes to the Group Financial Statements for additional information about acquisitions and divestitures.
Proved Undeveloped Reserves
We aim to obtain proved developed producing wells through acquisitions in accordance with our growth strategy rather than through development activities. We accordingly contribute limited capital to development activities. From time to time, when acquiring packages of wells, we also acquire certain locations that are in development by the acquiree at the time of the acquisition or could be developed in the future. When economic, we will engage third parties to complete the existing development activities, and such reserves are included below as proved undeveloped reserves. We do not have a development program and, as a result, any additional undrilled locations that we hold cannot be classified as undeveloped reserves in accordance with SEC rules unless a development plan is in place. As of December 31, 2024, we had no such development plans and therefore have not classified these undrilled locations as proved undeveloped reserves.
The following table summarizes the changes in our estimated proved undeveloped reserves during the years ended December 31, 2024, 2023 and 2022:

Total (MMcfe)
Proved undeveloped reserves as of December 31, 2021	3,505
Extensions and discoveries	8,832
Revisions to previous estimates	—
Purchase of reserves in place	—
Sales of reserves in place	—
Converted to proved developed reserves	(3,505)
Proved undeveloped reserves as of December 31, 2022	8,832
Extensions and discoveries	—
Revisions to previous estimates	—
Purchase of reserves in place	24,821
Sales of reserves in place	(8,832)
Converted to proved developed reserves	—
Proved undeveloped reserves as of December 31, 2023	24,821
Extensions and discoveries	—
Revisions to previous estimates	(8,528)
Purchase of reserves in place	—
Sales of reserves in place	—
Converted to proved developed reserves	(16,293)
Proved undeveloped reserves as of December 31, 2024	—
Extensions and Discoveries
During 2024, no reserves were added from extension or discovery activities.
During 2023, no reserves were added from extension or discovery activities.
During 2022, we elected to participate in select development activities where third parties were engaged to complete the development. Seven of these wells were in progress as of December 31, 2023, generating 8,832 MMcfe in proved undeveloped reserves.
Revisions of Previous Estimates
During 2024, there were 8,528 MMcfe of revisions to previous estimates as a result of changes in engineering assumptions due to performance. These revisions were related to the completion of one Tanos II well in 2024 that was under development as of December 31, 2023.
During 2023, no reserves were added from extension or discovery activities.
During 2022, no reserves were added from extension or discovery activities.
Purchase of Reserves in Place
During 2024, there were no purchases of proved undeveloped reserves in place.
During 2023, the 24,821 MMcfe of purchase of reserves in place were associated with the Tanos II acquisition and related to four wells in progress that have been drilled and are awaiting hydraulic fracture stimulation.
During 2022, there were no purchases of proved undeveloped reserves in place.
Refer to Note 5 in the Notes to the Group Financial Statements for additional information about acquisitions and divestitures.
Sales of Reserves in Place
During 2024, there were no sales of reserves in place.
During 2023, the 8,832 in sales of reserves in place were divested as part of the sale of 80% of the equity interest in DP Lion Equity Holdco LLC in
December 2023.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
During 2022, there were no sales of reserves in place.
Refer to Note 5 in the Notes to the Group Financial Statements for additional information about acquisitions and divestitures.
Converted to Proved Developed Reserves
During 2024, there were 16,293 undeveloped reserves converted to developed reserves as a result of completing three Tanos II wells in 2024 that were under development as of December 31, 2023.
During 2023, the were no undeveloped reserves converted to developed reserves.
During 2022, 3,505 MMcfe of undeveloped reserves were converted to developed reserves as a result of completing five Tapstone wells in 2022 that were under development as of December 31, 2021.
Developed and Undeveloped Acreage
The following table sets forth certain information regarding the total developed and undeveloped acreage in which we owned an interest as of
December 31, 2024. Developed acres are acres spaced or assigned to productive wells and do not include undrilled acreage held by production under the terms of the lease. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves. Approximately 99.9% of our acreage was held by production at December 31, 2024.

	Developed Acreage		Undeveloped Acreage		Total Acreage
	Gross(a)	Net(b)	Gross(a)	Net(b)	Gross(a)	Net(b)
As of December 31, 2024	7,073,071	3,917,121	8,418,195	5,572,567	15,491,266	9,489,688
(a)A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.
(b)A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.
The undeveloped acreage numbers presented in the table above have been compiled using best efforts to review and determine acreage that is not currently drilled but may be available for drilling at the current time under certain circumstances. Whether or not undrilled acreage may be drilled and thereafter produce economic quantities of oil or gas is related to many factors which may change over time, including natural gas and oil prices, service vendor availability, regulatory regimes, midstream markets, end user demand, and macro and micro financial conditions; the undeveloped acreage described herein is presented without an opinion as to economic viability, as a result of the aforesaid factors. Additionally, it is noted that certain formations on a land tract may be already developed while other formations are undeveloped.
The following table sets forth the number of total gross and net undeveloped acres as of December 31, 2024 that will expire in 2025, 2026 and 2027 unless production is established within the spacing units covering the acreage prior to the expiration dates or unless such acreage is extended or renewed.

	Gross	Net
2025	25,721	2,884
2026	2,690	59
2027	—	—
Our primary focus is to operate our existing producing assets safely, efficiently and responsibly. However we also evaluate areas nearing lease expiration for potential development opportunities when it is prudent to do so. As of December 31, 2024, we had no development plans and therefore have not classified any other potential undrilled locations on this acreage as proved undeveloped reserves.
Preparation of Reserve Estimates
Our reserve estimates as of December 31, 2024 included in this Annual Report & Form 20-F were evaluated by our independent reserves auditors,
Netherland, Sewell & Associates, Inc. (“NSAI”), in accordance with petroleum engineering and evaluation standards published by The Petroleum
Resources Management System jointly sponsored by the Society of Petroleum Engineers, the World Petroleum Council, the American Association of
Petroleum Geologists and the Society of Petroleum Evaluation Engineers. These estimates have been prepared in accordance with the definitions and regulations of the SEC.
NSAI is a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the
technical persons primarily responsible for auditing the estimates set forth in the NSAI reserves report incorporated herein are Mr. Robert C. Barg and
Mr. William J. Knights. Mr. Barg, a Licensed Professional Engineer in the State of Texas (No. 71658), has been practicing consulting petroleum engineering at NSAI since 1989 and has over six years of prior industry experience. He graduated from Purdue University in 1983 with a Bachelor of
Science Degree in Mechanical Engineering. Mr. Knights, a Licensed Professional Geoscientist in the State of Texas, Geology (No. 1532), has been practicing consulting petroleum geoscience at NSAI since 1991 and has over 10 years of prior industry experience. He graduated from Texas Christian
University in 1981 with a Bachelor of Science Degree in Geology and in 1984 with a Master of Science Degree in Geology. Both technical principals meet or exceed the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas
Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations, as well as applying SEC and other industry reserves definitions and guidelines.
Our internal staff of petroleum engineers and geoscience professionals work diligently to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves auditors for their reserve evaluation process. Our technical team regularly meets with the independent reserves auditors to review properties and discuss methods and assumptions used to prepare reserve estimates. The reserve estimates and related reports are reviewed and approved by our Vice President of Reservoir Engineering. The Vice President of Reservoir Engineering holds a Bachelor of Science in Petroleum
Engineering and has been with the Group since 2018 with 26 years of experience in petroleum engineering and over 23 years of experience evaluating

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
natural gas and oil reserves. Prior to joining the Group in 2018, our Vice President of Reservoir Engineering, who is an active member of the Society of
Petroleum Engineers, served in various reservoir engineering roles for public companies engaged in exploration and production operations.
Estimation of Proved Reserves
Proved reserves are quantities of natural gas or oil which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable from known reservoirs under existing economic and operating conditions. The term “reasonable certainty” implies a high degree of confidence that the quantities of natural gas or oil actually recovered will equal or exceed the estimate. To achieve reasonable certainty, DEC and the independent reserves auditors employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves may include, but are not limited to, well logs, geologic maps and available downhole and production data, and well-test data.
Reserves engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of natural gas, NGLs and oil that are ultimately recovered. Estimates of economically recoverable natural gas, NGLs and oil and of future net cash flows are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. See Risk Factors for additional information.
Productive Wells
Productive wells consist of producing wells, wells capable of production and wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, operated and non-operated, and net wells are the sum of our fractional working interest owned in gross wells. The following table summarizes our productive natural gas and oil wells as of December 31, 2024.

As of December 31, 2024
Natural gas wells	73,055
Oil wells	3,455
Total gross productive wells	76,510

Natural gas wells	62,384
Oil wells	1,796
Total net productive wells	64,180

As of December 31, 2024
Total gross in progress wells	—
Total net in progress wells	—
Exploratory and Development Drilling Activities
Information regarding our drilling and development activities is set forth below:

	Development
	Productive Wells		Dry Wells		Total
Year	Gross	Net	Gross	Net	Gross	Net
2024	—	—	—	—	—	—
2023	4	4	—	—	4	4
2022	5	2	—	—	5	2
We drilled no exploratory wells (productive or dry) during the years ended December 31, 2024, 2023 and 2022.
During 2022, we completed the development of the five wells that had been under development as of December 31, 2021. We then elected to participate in seven development opportunities on a non-operating basis in our Appalachian Region. All seven of the Appalachian development wells remained in progress as of December 31, 2022.
During 2023, we completed the development of two of the seven Appalachian wells that were under development as of December 31, 2022. The remaining five Appalachian wells were divested in connection with the sale of 80% of the equity interest in DP Lion Equity Holdco LLC in December
2023. On March 1, 2023, we also completed the Tanos II acquisition, which included five wells in the Central Region that were under development at the date of acquisition. During 2023, we completed one of these five wells. Four Central Region development wells remain in progress as of December
31, 2023.
During 2024, we completed the development of the four remaining wells acquired in the Tanos II acquisition that had been under development as of
December 31, 2023. As of December 31, 2024, we had no development wells in progress.
Refer to Note 5 in the Notes to the Group Financial Statements for additional information regarding the acquisitions and divestitures.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Production Volumes, Average Sales Prices and Operating Costs

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Production
Natural Gas (MMcf)	244,298	256,378	255,597
NGLs (MBbls)	5,980	5,832	5,200
Oil (MBbls)	1,568	1,377	1,554
Total production (MMcfe)	289,586	299,632	296,121
Average realized sales price
(excluding impact of derivatives settled in cash)
Natural gas (Mcf)	$1.90	$2.17	$6.04
NGLs (Bbls)	25.17	24.23	36.29
Oil (Bbls)	74.71	75.46	89.85
Total (Mcfe)	$2.53	$2.68	$6.33
Average realized sales price
(including impact of derivatives settled in cash)
Natural gas (Mcf)	$2.57	$2.86	$2.98
NGLs (Bbls)	24.32	26.05	19.84
Oil (Bbls)	69.54	68.44	72.00
Total (Mcfe)	$3.05	$3.27	$3.30
Operating costs per Mcfe
LOE(a)	$0.80	$0.71	$0.62
Production taxes(b)	0.12	0.21	0.25
Midstream operating expense(c)	0.24	0.23	0.24
Transportation expense(d)	0.31	0.32	0.40
Total operating expense per Mcfe	$1.47	$1.47	$1.51
(a)LOE is defined as the sum of employee and benefit expenses, well operating expense (net), automobile expense and insurance cost.
(b)Production taxes include severance and property taxes. Severance taxes are generally paid on produced natural gas, NGLs and oil production at fixed rates established by federal, state or local taxing authorities. Property taxes are generally based on the taxing jurisdictions’ valuation of our natural gas and oil properties and midstream assets.
(c)Midstream operating expenses are daily costs incurred to operate our owned midstream assets inclusive of employee and benefit expenses.
(d)Transportation expenses are daily costs incurred from third-party systems to gather, process and transport our natural gas, NGLs and oil.
Significant Fields
We operate in four primary producing areas: (i) Appalachia, (ii) East Texas and Louisiana, (iii) the Barnett Shale, and (iv) the mid-continent region. The following table presents production for our Appalachian Region, which is considered significant, or greater than 15% of our total proved reserves, for the periods presented.

	Year Ended
APPALACHIA	December 31, 2024	December 31, 2023	December 31, 2022
Production
Natural Gas (MMcf)	139,900	167,930	180,194
NGLs (MBbls)	2,931	3,018	2,810
Oil (MBbls)	390	394	423
Total production (MMcfe)	159,826	188,402	199,592
Customers
Our production is generally sold on month-to-month contracts at prevailing market prices.
During the years ended December 31, 2024, 2023 and 2022, no customers individually comprised more than 10% of total revenues.
Given the availability of alternative purchasers for oil and natural gas, we believe that losing any single purchaser would not materially impact our ability to sell future production. To mitigate potential credit risk, we may occasionally require customers to provide financial security.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Delivery Commitments
We have contractually agreed to deliver firm quantities of natural gas to various customers, which we expect to fulfill with production from existing reserves. We regularly monitor our proved developed reserves to ensure sufficient availability to meet these commitments. The following table summarizes our total gross commitments, compiled using best estimates based on our sales strategy, as of December 31, 2024.

Natural gas (MMcf)
2025	77,187
2026	52,802
2027	130,911
Thereafter	242,276
Transportation and Marketing
Diversified Energy Marketing, LLC, our wholly owned marketing subsidiary, focuses on commodity marketing, asset optimization, producer services and strategic management of our transportation portfolio. Our mission is to enhance operational efficiency and profitability by leveraging market insights, operational expertise and strategic asset management to ensure reliable flow market access.
We offer a comprehensive suite of services, including the marketing of natural gas, NGL’s and oil, risk management, logistical support and strategic transportation management. This approach maximizes market presence, financial outcomes and consistent product flow, capitalizing on our transportation infrastructure and vertically integrated midstream systems. Our midstream infrastructure and strategic arrangements provide access to high-demand markets, particularly in the U.S. Gulf Coast, while utilizing low-cost transportation in Appalachia. This synergy with our asset profile ensures advantageous pricing and flow assurance with minimal firm transportation agreements. As of December 31, 2024, our transportation arrangements provide access to 522 MMcfepd of takeaway capacity.
As a dedicated arm of DEC, our marketing team aligns closely with our broader goals. With experienced professionals and a deep understanding of the energy market, we are committed to delivering value and reliability to our stakeholders, navigating industry complexities to achieve operational excellence.
Competition
Our marketing activities face competition from numerous companies, many with greater financial and other resources. Competitors include other producers and affiliates with extensive pipeline systems for transportation from producers to end users. Competition is also influenced by the cost and availability of alternative fuels, consumer demand, and the cost of and proximity of pipelines and other transportation facilities. We believe that our future success in the marketing segment depends on establishing and maintaining strong customer relationships.
Seasonality
Demand for natural gas typically decreases in spring and fall, and increases in summer and winter. However, seasonal anomalies and consumer procurement initiatives can mitigate these fluctuations. Seasonal anomalies can also heighten competition for equipment, supplies, and personnel, potentially causing shortages, increased costs or, operational delays.
Title to Properties
We believe we hold satisfactory title to nearly all our active properties, adhering to industry standards. Our properties are subject to customary royalties, contracts, consents, preferential purchase rights, tax liens, laws and other encumbrances, which we believe do not materially affect their use or value.
Before acquiring producing wells, we conduct thorough title investigations consistent with industry standards. For properties we operate, we address significant title defects as needed. We believe our title reviews are reasonable and protective for a representative cross-section of our wells.
Government Regulation
General
Our operations in the United States are subject to various U.S. federal, state and local (including county and municipal level) laws and regulations.
These laws and regulations cover virtually every aspect of our operations including, among other things: use of public roads; construction of well pads, impoundments, tanks and roads; pooling and unitizations; water withdrawal and procurement for well stimulation purposes; wastewater discharge, well drilling, casing and hydraulic fracturing; stormwater management; well production; well plugging; venting or flaring of natural gas; pipeline construction and the compression and transportation of natural gas and liquids; reclamation and restoration of properties after natural gas and oil operations are completed; handling, storage, transportation and disposal of materials used or generated by natural gas and oil operations; the calculation, reporting and payment of taxes on natural gas and oil production; and gathering of natural gas production. Various governmental permits, authorizations and approvals under these laws and regulations are required for exploration and production as well as midstream operations. These laws and regulations, and the permits, authorizations and approvals issued pursuant to such laws and regulations are intended to protect, among other things: air quality;
ground water and surface water resources, including drinking water supplies; wetlands; waterways; protected plants and animal species; natural resources; and the health and safety of our employees and the communities in which we operate.
We endeavor to conduct our operations in compliance with all applicable U.S. federal, state and local laws (including county and municipal level) and regulations. However, because of extensive and comprehensive regulatory requirements against a backdrop of variable geologic and seasonal conditions, non-compliance during operations can occur. Certain non-compliance may result in fines or penalties, but depending on the nature of the non-compliance could also result in civil or criminal enforcement actions, additional restrictions on our operations, or make it more difficult for us to obtain necessary permits in the future. The possibility exists that new laws or regulations may be adopted which could have a significant impact on our operations or on our customers’ ability to use our natural gas, natural gas liquids and oil, and may require us or our customers to change their operations significantly or incur substantial costs.
Environmental Laws
Many of the U.S. laws and regulations referred to above vary according to the jurisdiction in which we conduct our operations. In addition to state or local laws and regulations, our operations are also subject to numerous federal environmental laws and regulations. Below is a discussion of some of the more significant federal laws and regulations applicable to our operations.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Clean Air Act
The federal Clean Air Act and associated federal and state regulations regulate air emissions through permitting and/or emissions control requirements.
These regulations affect the entire value chain from oil and natural gas production, to gathering, to processing, to transmission and storage, and then to distribution operations. Various equipment and activities in our assets are subject to regulation, including compressors, engines, dehydrators, storage tanks, pneumatic devices, fugitive components, and blowdowns. We obtain permits, typically from state or local authorities, or document exemptions necessary to authorize these activities. Further, we are required to obtain pre-approval for construction or modification of certain facilities, and/or to use specific equipment, technologies or best management practices to control emissions. Some states also require a separate operating permit to be obtained for on-going operations.
Federal and state governmental agencies continue to review and revise the air quality regulations affecting oil and natural gas activities, and further regulation could increase our cost or otherwise affect our ability to produce. For instance, on March 8, 2024, the U.S. Environmental Protection Agency
(“EPA”) finalized New Source Performance Standard Subpart OOOOb (“NSPS OOOOb”) for new, modified, and reconstructed sources after December 6,
2022, and Emissions Guideline Subpart OOOOc (“EG OOOOc”) for sources existing prior to December 6, 2022. Most provisions of NSPS OOOOb took effect immediately while certain requirements have phase-in periods. EG OOOOc requires individual states to incorporate similar provisions into their regulations (or rely upon EPA’s model requirements) and will require approximately five years to be implemented. The affected source categories under
NSPS OOOOb and EG OOOOc include well completions, fugitive emissions, liquids unloading, process controllers, process pumps, storage vessels, and associated gas.
EPA last year also proposed two interrelated regulations. On August 1, 2023, EPA proposed revisions to the greenhouse gas reporting rule for the oil and natural gas industry to change the calculation methodology to be primarily based on actual emission measurements rather than emission factors. These changes facilitate the implementation of a methane fee under the Waste Emission Charge (“WEC”) rule which was proposed on January 26, 2024. Both rules were finalized in late 2024 as required by the Inflation Reduction Act (“IRA”) of 2022. Under the WEC rule, reporters would be subject to a fee beginning in 2025 at $900 per ton of methane emissions that exceed thresholds prescribed under the rule. These methane emissions would be based on those reported under the greenhouse gas reporting rule. We achieved zero excess emissions under the WEC program in 2024 and therefore, are not required to pay any WEC fees in 2025. President Trump announced following his election in November 2024 an intent to work with the Republican-
majority Congress to repeal any such “methane fee” (the WEC). In February 2025, Congress passed joint resolution H.J. Res. 35 disapproving EPA’s
2024 WEC rule under the Congressional Review Act; if the joint resolution becomes law, the WEC rule will have no force or effect.
Clean Water Act
The federal Clean Water Act (“CWA”) and corresponding state laws affect our operations by regulating storm water or other discharges of substances, including pollutants, sediment, and spills and releases of oil, brine and other substances, into surface waters, and in certain instances imposing requirements to dispose of produced wastes and other oil and gas wastes at approved disposal facilities. The discharge of pollutants into jurisdictional waters is prohibited, except in accordance with the terms of a permit issued by the EPA, the U.S. Army Corps of Engineers, or a delegated state agency.
These permits require regular monitoring and compliance with effluent limitations, and include reporting requirements. Federal and state regulatory agencies can impose administrative, civil and/or criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.
Endangered Species and Migratory Birds
The Endangered Species Act and related state laws and regulations protect plant and animal species that are threatened or endangered. The Migratory
Bird Treaty Act and the Bald and Golden Eagle Protection Act provides similar protections to migratory birds and bald and golden eagles, respectively.
Some of our operations are located in areas that are or may be designated as protected habitats for endangered or threatened species, or in areas where migratory birds or bald and golden eagles are known to exist. Laws and regulations intended to protect threatened and endangered species, migratory birds, or bald and golden eagles could have a seasonal impact on our construction activities and operations. New or additional species that may be identified as requiring protection or consideration could also lead to delays in obtaining permits and/or other restrictions, including operational restrictions.
Safety of Gas Transmission and Gathering Pipelines
Natural gas pipelines serving our operations are subject to regulation by the U.S. Department of Transportation’s Pipeline and Hazardous Materials
Safety Administration (“PHMSA”) pursuant to the Natural Gas Pipeline Safety Act of 1968 (“NGPSA”), as amended by the Pipeline Safety Act of 1992, the
Accountable Pipeline Safety and Partnership Act of 1996, the Pipeline Safety Improvement Act of 2002 (“PSIA”), the Pipeline Inspection, Protection,
Enforcement and Safety Act of 2006, and the 2011 Pipeline Safety Act. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of natural gas pipeline facilities, while the PSIA establishes mandatory inspections for all U.S. oil and natural gas transmission pipelines in high-consequence areas. Additionally, certain states, such as West Virginia, also maintain jurisdiction over intrastate natural gas lines. In October
2019, PHMSA finalized the first of three rules that, collectively, are referred to as the natural gas “Mega Rule.” The first rule imposed additional safety requirements on natural gas transmission pipelines, including maximum operating pressure and integrity management near HCAs for onshore gas transmission pipelines. PHMSA finalized the second rule extending federal safety requirements to onshore gas gathering pipelines with large diameters and high operating pressures in November 2021. PHMSA published the final of the three components of the Mega Rule in August 2022, which took effect in May 2023. The final rule applies to onshore gas transmission pipelines, clarifies integrity management regulations, expands corrosion control requirements, mandates inspection after extreme weather events, and updates existing repair criteria for both HCA and non-HCA pipelines.
Finally, on January 17, 2025, PHMSA published the final rule instituting more stringent gas pipeline leak detection and repair requirements, performance standards for advanced leak detection programs, methane emission mitigation requirements, pressure control design and maintenance requirements, reporting and recordkeeping. This forthcoming final rule is to be effective 180 days from formal publishing in the Federal Register. On January 20, 2025 the Trump Administration issued an Executive Order, Regulatory Freeze Pending Review, which withdrew all rules which had been sent to the Office of the Federal Register but not yet published, so they could be reviewed and approved. This PHMSA final rule has yet to be published in the Federal
Register. The adoption of laws or regulations that apply more comprehensive or stringent safety standards can increase the expenses we incur for gathering service.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Resource Conservation and Recovery Act
The Federal Resource Conservation and Recovery Act (“RCRA”) and corresponding state laws and regulations impose requirements for the management, treatment, storage and disposal of hazardous and non-hazardous wastes, including wastes generated by our operations. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of natural gas and oil are currently regulated under RCRA’s solid (non-hazardous) waste provisions. However, legislation has been proposed from time to time, and various environmental groups have filed lawsuits that, if successful, could result in the reclassification of certain natural gas and oil exploration and production wastes as “hazardous wastes,” which would make such wastes subject to much more stringent handling, disposal and clean-up requirements. A change in the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our costs to manage and dispose of generated wastes, which could have a material adverse effect on the industry as well as on our results of operations and financial position.
Comprehensive Environmental Response, Compensation, and Liability Act
The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA” or “Superfund”) imposes joint and several liability for costs of investigation and remediation, and for natural resource damages without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of substances designated under CERCLA as hazardous substances. These classes of persons, called potentially responsible parties (“PRP”), include the current and past owners or operators of a site where the release occurred and anyone who disposed, transported, or arranged for the disposal, transportation, or treatment of a hazardous substance found at the site. CERCLA also authorizes the
EPA and, in some instances, third parties to take actions in response to threats to public health or the environment, and to seek to recover from PRPs for the costs of such action. Many states, including states in which we operate, have adopted comparable state statutes.
Although CERCLA generally exempts “petroleum” from regulation, in the course of our operations we have generated and will generate wastes that may fall within CERCLA’s definition of hazardous substances, and may have disposed of these wastes at disposal sites owned and operated by others. We may also be the owner or operator of sites on which hazardous substances have been released. In the event contamination is discovered at a site on which we are or have been an owner or operator, or to which we have sent hazardous substances, we could be jointly and severally liable for the costs of investigation and remediation, and for natural resource damages. Further, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.
Oil Pollution Act
The primary federal law related to oil spill liability is the Oil Pollution Act (“OPA”), which amends and augments oil spill provisions of the CWA and imposes certain duties and liabilities on certain “responsible parties” related to the prevention of oil spills and damages resulting from such spills in or threatening waters of the United States or adjoining shorelines. A liable “responsible party” includes the owner or operator of a facility, vessel or pipeline that is a source of an oil discharge or that poses the substantial threat of discharge. The OPA assigns joint and several liability, without regard to fault, to each responsible party for oil removal costs and a variety of public and private damages. Although defenses exist to the liability imposed by the OPA, they are limited. In the event of an oil discharge or substantial threat of discharge, we may be liable for costs and damages.
Regulation of the Sale and Transportation of Natural Gas, NGLs and Oil
The transportation and sale, or resale, of natural gas in interstate commerce are regulated by the Federal Energy Regulatory Commission (“FERC”)
under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978, and regulations issued under those statutes. FERC regulates interstate natural gas transportation rates, and the terms and conditions of service, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. FERC regulations require that rates, terms and conditions of service for interstate service pipelines that transport crude oil and refined products and certain other liquids be just and reasonable and must not be unduly discriminatory or confer any undue preference upon any shipper. FERC regulations also require interstate common carrier petroleum pipelines to file with FERC and publicly post tariffs stating their interstate transportation rates, terms and conditions of service.
Section 1(b) of the Natural Gas Act exempts from regulation by FERC facilities used for the production and gathering of natural gas. However, the distinction between federally unregulated gathering facilities and FERC regulated transmission facilities is a fact-based determination, and the classification of facilities has recently been the subject of regulatory dispute. We own certain natural gas pipeline facilities that we believe meet the traditional tests FERC has used to establish a pipeline’s primary function as “gathering,” thus exempting it from the jurisdiction of FERC under the
Natural Gas Act.
Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state.
Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.
FERC regulates the rates and terms and conditions of service for transportation of oil and NGLs on interstate pipelines under the provisions of the
Interstate Commerce Act, the Energy Policy Act of 1992 and amendments to and regulations issued under those statutes. Intrastate transportation of oil, NGLs and other products is dependent on pipelines whose rates, terms and conditions of service are subject to regulation by state regulatory bodies under state statutes.
The price of natural gas, NGLs, and crude oil are currently not directly regulated, but Congress historically has been active in the area of natural gas,
NGLs and crude oil regulation. We cannot predict whether new legislation to regulate sales might be enacted in the future or what effect, if any, any such legislation might have on our operations.
Health and Safety Laws
Our operations are subject to regulation under the federal Occupational Safety and Health Act (“OSHA”) and comparable state laws in some states, all of which regulate health and safety of employees at our operations. Additionally, OSHA’s hazardous communication standard, the EPA community right-to-
know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state laws require that information be maintained about hazardous materials used or produced by our operations and that this information be provided to employees, state and local governments and the public.
Emissions Laws and Regulations
There are a number of proposed and recently-enacted laws and regulations at the international, federal, state, regional and local level that seek to limit or require disclosure regarding greenhouse gas emissions and climate-related matters. Such laws and regulations could increase our costs, including requirements that necessitate the installation of new equipment or the purchase of emission allowances. These laws and regulations could also impact our customers, including the electric generation industry, making alternative sources of energy more competitive and thereby decreasing demand for

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
the natural gas and oil we produce. Additional regulation could also lead to permitting delays and additional monitoring and administrative requirements, in turn impacting electricity generating operations.
At the international level, the UN-sponsored “Paris Agreement,” for nations to limit their greenhouse gas emissions through non-binding, individually-
determined reduction goals every five years after 2020. In November 2021, the international community gathered in Glasgow at the 26th Conference of the Parties to the UN Framework Convention on Climate Change, during which multiple announcements were made, including a call for parties to eliminate certain fossil fuel subsidies and pursue further action on non-carbon dioxide greenhouse gases. In a related gesture, the United States and the
European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution by at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. Such commitments were re-affirmed at the 27th Conference of the Parties in Sharm El Sheikh. However, the United States indicated in January 2025 it will withdraw from the Paris Agreement, and changes undertaken by the new U.S. Presidential Administration have or may in the future reverse or rescind climate-related initiatives and regulations adopted by prior administrations and focus on driving increased U.S. energy production. Although it is not possible at this time to predict how legislation or new regulations that may be adopted pursuant to the Paris Agreement to address greenhouse gas emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to implement such measures associated with our operations.
In addition, activists concerned about the potential effects of climate change have directed their attention at sources of funding for energy companies, which has resulted in certain financial institutions, funds and other sources of capital restricting or eliminating their investment in natural gas and oil activities. Ultimately, this could make it more difficult to secure funding for exploration and production activities. Litigation risks are also increasing, as a number of cities and other local governments have sought to bring suits against the largest oil and natural gas exploration and production companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to global climate change effects, such as rising sea levels, and therefore are responsible for roadway and infrastructure damages, or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors by failing to adequately disclose those impacts.
Sustainability Review
We are committed to addressing key environmental issues from our operations, as well as relevant social issues for the people across our operations, while upholding the values and principles upon which we were founded. We adhere to high operating standards with a strong focus on environmental protection, employee health and safety, and positive community engagement.
We proudly accept the responsibility and privilege of being part of the solution to the significant challenges of our nation’s energy, environment, and economic security. By providing a reliable supply of abundant domestic energy from assets with a smaller environmental footprint than newly drilled wells, we support our nation’s energy security. We invest in and implement measures to reduce emissions at our facilities, produce differentiated natural gas through industry-recognized emissions detection, measurement, and mitigation processes, and retire orphan wells for several states, contributing to environmental best practices. Additionally, we provide affordable and sustainable domestic energy, direct and indirect employment, mineral royalties, and support tax revenues for the communities where we operate, contributing to economic prosperity, opportunity, and security.
We invite you to explore our annual Sustainability Report, typically released in the second calendar quarter, to gain insights into our actions aimed at identifying, improving, and monitoring our sustainability efforts focused on planet, people, and principles. Our Sustainability Reports are available on our website at www.div.energy.
Incentivizing Performance
Our commitment to climate and business resiliency is reflected, in part, in our compensation plans for executives and senior leaders. Depending on their respective roles in the Group, these leaders have a proportion of their variable pay each year tied to the delivery of sustainability and climate-related targets.
The Board and its Remuneration Committee annually review the appropriateness of the measures incorporated into the Executive Director’s annual bonus plan and have consistently increased the non-financial sustainability-related component within the plan. For the year ended 2024, this component represented 30% of the total eligible bonus, including a 15% environmental component directly related to methane intensity reductions and pneumatic valve replacements. This plan and its results are audited annually.
Since 2022, 20% of the Executive Director’s long-term incentive plan (“LTIP”) also has been tied to non-financial climate targets. Audited annually, the
LTIP contains a three-year vesting period with 20% of the incentive specifically tied to tactical methods to achieve additional methane intensity reductions in our climate journey.
For the Executive Director in the 2025 calendar year, the annual bonus and LTIP percentages tied to non-financial sustainability-related performance remain at 25% and 20%, respectively.
Similar short- and long-term climate-related incentive compensation metrics are also applicable to members of senior leadership who play an active role in executing the Group’s tactical emission reduction plans as well as executing other operational and environmental stewardship initiatives.
For more information on the performance conditions attached to executive remuneration incentive arrangements, refer to the Remuneration
Committee's Report within this Annual Report & Form 20-F.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Section 172 Companies Act Statement
In compliance with sections 172 (‘Section 172”) and 414CZA of the UK Companies Act, the Board makes the following statement in relation to the year ended December 31, 2024:
Our stakeholders are the many individuals and organizations that are affected by or interact with our operations and with whom we therefore seek to proactively and positively engage. We strive to maintain productive, mutually beneficial relationships with each stakeholder group by treating all stakeholders with fairness and respect and by providing timely and effective information and responses.
We maintain several communication methods that afford two-way engagement with our stakeholder groups, including interactions via face-to-face, telephone, or email exchange; published company reports, press releases, and investor presentations; industry or conference participation; and other company engagement.
As the owner and operator of long-life assets, we aim to make decisions that consider both the long-term success of Diversified and value creation for our stakeholders. Engaging with our stakeholders informs our decision-making, including consideration of our long-term strategic objectives and the activities that support these aims, such as merger and acquisition diligence and the management of climate risk.
The following information provides a summary of stakeholder engagements from 2024.
Employees
We know our employees are essential to our success and growth. We recognize the need for a skilled and committed workforce, with a diverse range of experience and perspectives, and we value the contribution it affords.
Key Areas of Focus
•Incident management
•Employee, driver and process safety
•Employee development
•Workplace culture
Action and Engagement
Our CEO and other executive management periodically conduct town hall meetings and field visits to personally and directly engage with employees and to provide opportunities for employees to have direct management engagement. Our Board’s Non-Executive Director Employee Representative, Sandra
M. Stash, also periodically engages with the workforce to receive employee feedback on our business strategy, corporate culture and remuneration policies, and shares this feedback with the Board. The valuable feedback from these meetings, along with that resulting from a periodic corporate-wide
Employee Experience Survey, when applicable, is used to strengthen future employee engagement and initiatives. We also regularly conduct new hire surveys regarding the onboarding process and exit interviews, both important tools to further improve employee experiences.
In 2024, our CEO, accompanied by members of the executive and senior management teams, visited several locations across our operating footprint, conducting town hall meetings with some 60% of total employees and presenting updates on strategic operational and financial company initiatives. To better support our employees, we expanded our family-focused programs to include an Employee Adoption Program, which provides financial assistance and maternal or paternal leave for the adoption process, and further continued our focus on mental and physical well-being through health and fitness challenges and educational webinars.
Communities
We actively support sustainable socio-economic development in the communities in which we live and work and aim to minimize any potential negative impacts from our operations. Community engagement includes developing and maintaining trusted relationships with our land and mineral owners with the recognition that these relationships are key to our acquisitive business strategy and ability to achieve our operational goals. From personal and socio-economic investment to strategic academic and educational support, our employees engage and serve their local communities through effective partnerships that make a real difference.
Key Areas of Focus
•Incident management
•Effective grievance mechanisms
•Environmental protection
•Royalty payments
•Socio-economic investment and outreach
•Local hiring
Action and Engagement
Through our formalized Community Giving and Engagement Program and other corporate initiatives throughout our operating footprint, in 2024 we provided approximately $2.1 million in financial support to numerous organizations, including adult and children’s health and well-being programs, local food banks, secondary and higher educational programs and initiatives, student athlete-related ventures and engagements, and municipal services. We were especially pleased to support children’s initiatives which included, for the fourth consecutive year, distributing $205,000 worth of winter coats to more than 2,700 children in nine schools through Operation Warm. We also supported 12 different foster care organizations and provided meals for the associated families and workers within these organizations.
Our employees responded to more than 33,000 inquiries from our royalty and surface owners through our corporate call center. We also distributed approximately $167 million in royalty payments to more than 84,000 royalty owners in 2024.
Equity and Debt Investors
We actively engage with our capital market partners, financial institutions and rating agencies to support a full understanding of our business and progress against our strategic priorities.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Key Areas of Focus
•Emissions reductions
•Climate risk and energy transition
•Incident management
•Risk management
•Corporate Governance
•Financial stability
•Access to funding
Action and Engagement
We regularly provide financial, operational and other sustainability performance updates to our equity and debt investors. These updates may be in the form of investor relations presentations, press releases, website updates, or direct calls and meetings, inclusive of the CEO, CFO, SVP-Investor
Relations, SVP-Sustainability, SVP-EHS and/or Board Chairman, as applicable. The Annual General Meeting (“AGM”) also provides an opportunity for shareholders to engage with the Board and Executive Management.
Our increasing participation in energy conferences, industry events and non-deal roadshows has provided added opportunities for discussions with current and potential Credit Facility lenders and ABS investors particularly interested in our sustainability and emissions reductions strategies, activities and results. Reflective of that interest by ABS investors and our commitment to climate and operating targets, certain of our ABS transactions, as well as our sustainability-linked Credit Facility, have included interest rate impacts tied to certain of these sustainability targets.
Governments
We seek to develop and maintain positive relationships and regular dialogue with various stakeholder groups within our federal, state and local governments.
Key Areas of Focus
•Legal compliance
•Tax payments to governments
•Safe and efficient asset retirement
•Emissions reductions
•Risk management
•Environmental protection
Action and Engagement
Executive and operational management engage with federal, state and local regulators to address legislative, regulatory and operational matters important to our company and our industry. With risk identification and protection of the local environment and biodiversity in mind, we proactively engage applicable regulatory agencies before commencing a project to foster transparent dialogue during the completion and approval of applicable environmental assessments and related actions.
We seek to keep regulatory agencies appraised of our operational and well retirement activities and to provide objective and measurable progress indicators. Our Next LVL Energy well retirement subsidiary supports company efforts to exceed annual state plugging requirements and well retirement needs of other oil and gas operators in the Appalachia Region as well as the individual states in their respective federal orphan well retirement programs.
Customers
We believe hydrocarbon production is, and will continue to be, essential to supporting modern human life. Therefore, we work hard to deliver environmentally-focused, responsibly produced natural gas, NGLs and oil that satisfy regulatory requirements and meet the energy demands of our local communities and customers while supporting our climate goals.
Key Areas of Focus
•Incident management
•Process safety
•Access to funding
Action and Engagement
We delivered 791 MMcfepd in 2024 with no cited process and pipeline safety events or associated civil penalties. We continue to use our pipeline awareness programs to provide relevant information and education to those who interact with our assets or employees.
Business Partners
We aim to establish mutually beneficial relationships with our business partners. As operator, we work on behalf of our joint operating partners to safely and efficiently manage the assets and deliver our products. Further, we strive to develop strong relationships with our contractors and suppliers that are built on trust, transparency and quality products and services.
Key Areas of Focus
•Access to funding
•Risk management
•Employee and process safety
•Accident prevention
•Procurement management

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Action and Engagement
We fulfill our responsibility as operator by responsibly managing the wells, ensuring payment of related expenses, and distributing to our joint interest partners the applicable revenues and royalties from the wells’ commodity sales.
We use local contractors and suppliers in each of the states in which we conduct our operations. We engage the expertise and capability of a leading supply chain risk management firm to continuously screen and monitor contractor safety performance and compliance through stringent operating guidelines. With a network of approximately 700 contractors, this real-time monitoring helps to ensure our contractors are providing us with the necessary product and service quality to meet the expectations of our stakeholders and supports ongoing agreements with those contractors who satisfy our safety thresholds.
Financial Review
Operating Results
Key Factors Affecting Our Performance
Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:
Strategic Acquisitions
We have made, and will continue to make, strategic acquisitions to strengthen our current market presence and expand into new markets. We have made the following business combinations or asset acquisitions for a total aggregate consideration of $939 million during the years ended December 31,
2024, 2023 and 2022, comprised of:
•October 2024: The East Texas II Acquisition, in which we acquired certain upstream assets and related infrastructure in the Central Region;
•August 2024: The Crescent Pass Acquisition, in which we acquired certain upstream assets and related infrastructure in the Central Region;
•June 2024: The Oaktree Acquisition, in which we acquired Oaktree’s proportionate working interest in the East Texas, Tapstone, Tanos and Indigo acquisitions;
•March 2023: The Tanos II Assets Acquisition, in which we acquired certain upstream assets and related infrastructure in the Central Region;
•September 2022: The ConocoPhillips Assets Acquisition, in which we acquired certain upstream assets and related gathering infrastructure in the
Central Region;
•July 2022: Certain plugging infrastructure in the Appalachian Region;
•May 2022: Certain plugging infrastructure in the Appalachian Region;
•April 2022:
•The East Texas I Acquisition, in which we acquired working interests in certain upstream assets and related facilities within the Central Region from a private seller, in conjunction with Oaktree;
•Certain midstream assets, inclusive of a processing facility, in the Central Region that was contiguous to our East Texas I assets; and
•February 2022: Certain plugging infrastructure in the Appalachian Region.
Our strategic acquisitions may impact the comparability of our financial results across different periods. We plan to continue selectively pursuing acquisitions to continue to produce reliable free cash flow for our shareholders. We will evaluate and execute opportunities that complement and scale our business, optimize profitability, expand into adjacent markets, and add new capabilities.
Recent Developments
•In March 2025, the Group announced the completion of its previously announced Maverick acquisition for a gross purchase price of approximately
$1,275 million. The transaction was funded through the assumption of approximately $700 million of Maverick debt outstanding, the issuance of
21,194,213 new ordinary shares direct to the unitholders of Maverick, and approximately $207 million in cash on hand.
•In March 2025, in connection with the close of the Maverick acquisition, the Group amended and restated the credit agreement governing its Credit
Facility. The amendment extended the maturity of the Credit Facility to March 2029 and increased the borrowing base to $900 million, primarily resulting from the additional collateral acquired from Maverick. There were no other material changes to pricing or terms. The Group utilized the proceeds from the upsized borrowing base to fund a portion of the Maverick acquisition and repay the outstanding principal on Term Loan II.
•In February 2025, the Group formed Diversified ABS Phase X LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (“ABS X”), to issue asset-backed securities with a total principal amount of $530 million at par value (“the ABS X Notes”). The Group utilized the proceeds from the ABS X Notes to refinance the ABS I Notes, ABS II Notes, and Term Loan I, and to fund the Summit Natural Resources (“Summit”) transaction.
•In February 2025, the Group announced the completion of its previously announced acquisition of certain upstream assets and related infrastructure within Virginia, West Virginia, and Alabama of the Appalachian Region from Summit for a gross purchase price of approximately $45 million before customary purchase price adjustments. The transaction was funded through the new ABS X Notes collateralized, in part, by the acquired assets.
•In February 2025, the Company issued 8,500,000 new ordinary shares at $14.50 per share to raise gross proceeds of $123 million. In addition, the
Company has granted the underwriters a 30-day option to purchase up to an additional 850,000 ordinary shares at the public offering price, less underwriting discount. The Group used the net proceeds to repay a portion of the debt to be incurred in connection with the Maverick transaction.
Refer to Notes 5, 16, and 21 in the Notes to the Group Financial Statements for additional information regarding acquisitions, share capital, and debt.
Segment Reporting
Our operations consist of one reportable segment in the United States under IFRS 8. Refer to Note 2 in the Notes to the Group Financial Statements for
a description of our segment reporting.
Results of Operations
Refer to APMs within this Annual Report & Form 20-F for information on how certain of the metrics below are calculated and reconciled to IFRS measures. Discussion related to prior period results can be found in the Results of Operations section of our 2023 Annual Report & Form 20-F on our website at www.div.energy.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report

	Year Ended
	December 31, 2024	December 31, 2023	Change	% Change
Net production
Natural gas (MMcf)	244,298	256,378	(12,080)	(5%)
NGLs (MBbls)	5,980	5,832	148	3%
Oil (MBbls)	1,568	1,377	191	14%
Total production (MMcfe)	289,586	299,632	(10,046)	(3%)
Average daily production (MMcfepd)	791	821	(30)	(4%)
% Natural gas (Mcfe basis)	84%	86%
Average realized sales price (excluding impact of derivatives settled in cash)
Natural gas (Mcf)	$1.90	$2.17	$(0.27)	(12%)
NGLs (Bbls)	25.17	24.23	0.94	4%
Oil (Bbls)	74.71	75.46	(0.75)	(1%)
Total (Mcfe)	$2.53	$2.68	$(0.15)	(6%)
Average realized sales price (including impact of derivatives settled in cash)
Natural gas (Mcf)	$2.57	$2.86	$(0.29)	(10%)
NGLs (Bbls)	24.32	26.05	(1.73)	(7%)
Oil (Bbls)	69.54	68.44	1.10	2%
Total (Mcfe)	$3.05	$3.27	$(0.22)	(7%)
Revenue (in thousands)
Natural gas	$464,600	$557,167	$(92,567)	(17%)
NGLs	150,513	141,321	9,192	7%
Oil	117,146	103,911	13,235	13%
Total commodity revenue	$732,259	$802,399	$(70,140)	(9%)
Midstream revenue	32,535	30,565	1,970	6%
Other revenue	30,047	35,299	(5,252)	(15%)
Total revenue	$794,841	$868,263	$(73,422)	(8%)
Gain (loss) on derivative settlements (in thousands)
Natural gas	$164,452	$177,139	$(12,687)	(7%)
NGLs	(5,055)	10,594	(15,649)	(148%)
Oil	(8,108)	(9,669)	1,561	(16%)
Net gain (loss) on commodity derivative settlements(a)	$151,289	$178,064	$(26,775)	(15%)
Total revenue, inclusive of settled hedges	$946,130	$1,046,327	$(100,197)	(10%)

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report

	Year Ended
	December 31, 2024	December 31, 2023	Change	% Change
Per Mcfe Metrics
Average realized sales price
(including impact of derivatives settled in cash)	$3.05	$3.27	$(0.22)	(7%)
Midstream and other revenue	0.22	0.22	—	—%
LOE	(0.80)	(0.71)	(0.09)	13%
Midstream operating expense	(0.24)	(0.23)	(0.01)	4%
Employees, administrative costs and professional services	(0.30)	(0.26)	(0.04)	15%
Recurring allowance for credit losses	—	(0.03)	0.03	(100%)
Production taxes	(0.12)	(0.21)	0.09	(43%)
Transportation expense	(0.31)	(0.32)	0.01	(3%)
Proceeds received from leasehold sales(b)	0.14	0.09	0.05	56%
Adjusted EBITDA per Mcfe	$1.64	$1.82	$(0.18)	(10%)
Adjusted EBITDA margin	50%	52%
Other financial metrics (in thousands)
Operating profit (loss)	$(43,026)	$1,161,051	$(1,204,077)	(104%)
Net income (loss)	$(87,001)	$759,701	$(846,702)	(111%)
Adjusted EBITDA	$472,309	$546,788	$(74,479)	(14%)
(a)Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.
(b)Proceeds received from leasehold sales consists of $27 million, $24 million and $2 million in cash proceeds received for leasehold sales during the years ended
December 31, 2024, 2023 and 2022, respectively, less $14 million and $4 million of basis in leasehold sales for the years ended December 31, 2024 and 2023, respectively.
Forward-Looking Statements
This Annual Report & Form 20-F contains forward-looking statements that can be identified by the following terminology, including the terms “may,”
“might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,”
“contemplate,” “possible,” or the negative of these terms or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report & Form 20-F and include, but are not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial positions, liquidity, prospects, growth, strategies and the natural gas and oil industry. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.
Forward-looking statements are not guarantees of future performance and the actual results of our operations, financial position and liquidity, and the development of the markets and the industry in which we operate, may differ materially from those described in, or suggested by, the forward-looking statements contained in this Annual Report & Form 20-F. In addition, even if the results of operations, financial position and liquidity, and the development of the markets and the industry in which we operate are consistent with the forward-looking statements contained in this Annual Report &
Form 20-F, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, the behavior of other market participants, industry trends, competition, commodity prices, changes in regulation, currency fluctuations, our ability to recover our reserves, our ability to successfully integrate acquisitions, our ability to obtain financing to meet liquidity needs, changes in our business strategy, political and economic uncertainty.
Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this Annual Report & Form 20-F speak only as of the date of this Annual Report & Form 20-F, reflect our current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Investors should specifically consider the factors identified in this Annual Report & Form 20-F which could cause actual results to differ before making an investment decision. Subject to the requirements of the Prospectus Rules, the Disclosure and Transparency Rules and the Listing Rules or applicable law, we explicitly disclaim any obligation or undertaking publicly to release the result of any revisions to any forward-looking statements in this Annual
Report & Form 20-F that may occur due to any change in our expectations or to reflect events or circumstances after the date of this Annual Report &
Form 20-F.
Production, Revenue & Hedging
Total revenue in the year ended December 31, 2024 of $795 million decreased 8% from $868 million reported for the year ended December 31, 2023, primarily due to a 6% decrease in the average realized sales price, excluding the impact of derivatives settled in cash, and 3% lower production which was primarily related to the sale of equity interest in DP Lion Equity Holdco in December 2023 along with normal declines. This decrease was partially offset by increased production as a result of the Oaktree, Crescent Pass, and East Texas II acquisitions in 2024. Including commodity hedge settlement gains of $151 million and $178 million in 2024 and 2023, respectively, total revenue, inclusive of settled hedges, decreased by 10% to $946 million in
2024 from $1,046 million in 2023.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
The following table summarizes average commodity prices for the periods presented with Henry Hub on a per Mcf basis and Mont Belvieu and WTI on a per Bbl basis:

	Year Ended
	December 31, 2024	December 31, 2023	$ Change	% Change
Henry Hub	$2.27	$2.74	$(0.47)	(17%)
Mont Belvieu	38.16	34.11	4.05	12%
WTI	75.72	77.62	(1.90)	(2%)
Commodity Revenue
The following table reconciles the change in commodity revenue (excluding the impact of hedges settled in cash) by reflecting the effect of changes in volume and in the underlying prices:

(In thousands)	Natural Gas	NGLs	Oil	Total
Commodity revenue for the year ended December 31, 2022	$1,544,658	$188,733	$139,620	$1,873,011
Volume increase (decrease)	4,717	22,935	(15,903)	11,749
Price increase (decrease)	(992,208)	(70,347)	(19,806)	(1,082,361)
Net increase (decrease)	(987,491)	(47,412)	(35,709)	(1,070,612)
Commodity revenue for the year ended December 31, 2023	$557,167	$141,321	$103,911	$802,399
Volume increase (decrease)	(26,214)	3,586	14,413	(8,215)
Price increase (decrease)	(66,353)	5,606	(1,178)	(61,925)
Net increase (decrease)	(92,567)	9,192	13,235	(70,140)
Commodity revenue for the year ended December 31, 2024	$464,600	$150,513	$117,146	$732,259
To manage our cash flows in a volatile commodity price environment and as required by our SPV-level asset-backed securities, we utilize derivative hedging contracts that allow us to fix the per unit sales prices for our production. As of December 31, 2024, approximately 86% of our production was fixed through derivative hedging contracts over the next twelve months. The tables below set forth the commodity hedge impact on commodity revenue, excluding and including cash received for commodity hedge settlements:

(In thousands, except per unit data)	Year Ended December 31, 2024
	Natural Gas		NGLs		Oil		Total Commodity
	Revenue	Realized $	Revenue	Realized $	Revenue	Realized $	Revenue	Realized $
		per Mcf		per Bbl		per Bbl		per Mcfe
Excluding hedge impact	$464,600	$1.90	$150,513	$25.17	$117,146	$74.71	$732,259	$2.53
Commodity hedge impact	164,452	0.67	(5,055)	(0.85)	(8,108)	(5.17)	151,289	0.52
Including hedge impact	$629,052	$2.57	$145,458	$24.32	$109,038	$69.54	$883,548	$3.05

(In thousands, except per unit data)	Year Ended December 31, 2023
	Natural Gas		NGLs		Oil		Total Commodity
	Revenue	Realized $	Revenue	Realized $	Revenue	Realized $	Revenue	Realized $
		per Mcf		per Bbl		per Bbl		per Mcfe
Excluding hedge impact	$557,167	$2.17	$141,321	$24.23	$103,911	$75.46	$802,399	$2.68
Commodity hedge impact	177,139	0.69	10,594	1.82	(9,669)	(7.02)	178,064	0.59
Including hedge impact	$734,306	$2.86	$151,915	$26.05	$94,242	$68.44	$980,463	$3.27
Refer to Note 13 in the Notes to the Group Financial Statements for additional information regarding derivative financial instruments.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Expenses

(In thousands, except per unit data)	Year Ended
	December 31, 2024		December 31, 2023		Total Change		Per Mcfe Change
		Per Mcfe		Per Mcfe	$	%	$	%
LOE(a)	$231,651	$0.80	$213,078	$0.71	$18,573	9%	$0.09	13%
Production taxes(b)	36,043	0.12	61,474	0.21	(25,431)	(41%)	(0.09)	(43%)
Midstream operating expenses(c)	70,747	0.24	69,792	0.23	955	1%	0.01	4%
Transportation expenses(d)	90,461	0.31	96,218	0.32	(5,757)	(6%)	(0.01)	(3%)
Total operating expenses	$428,902	$1.47	$440,562	$1.47	$(11,660)	(3%)	$—	—%
Employees, administrative costs and professional services(e)	86,885	0.30	78,659	0.26	8,226	10%	0.04	15%
Costs associated with acquisitions(f)	11,573	0.04	16,775	0.06	(5,202)	(31%)	(0.02)	(33%)
Other adjusting costs(g)	22,375	0.08	17,794	0.06	4,581	26%	0.02	33%
Non-cash equity compensation(h)	8,286	0.03	6,494	0.02	1,792	28%	0.01	50%
Total operating and G&A expenses	$558,021	$1.92	$560,284	$1.87	$(2,263)	—%	$0.05	3%
Depreciation, depletion and amortization	256,484	0.89	224,546	0.75	31,938	14%	0.14	19%
Allowance for credit losses(i)	101	—	8,478	0.03	(8,377)	(99%)	(0.03)	(100%)
Total expenses	$814,606	$2.81	$793,308	$2.65	$21,298	3%	$0.16	6%
(a)LOE encompasses costs incurred to maintain producing properties. These costs include direct and contract labor, repairs and maintenance, emissions reduction initiatives, water hauling, compression, automobile, insurance, and materials and supplies expenses.
(b)Production taxes consist of severance and property taxes. Severance taxes are typically paid on produced natural gas, NGLs and oil at fixed rates set by federal, state or local taxing authorities. Property taxes are generally based on the valuation of the Group’s natural gas and oil properties and midstream assets by the taxing jurisdictions.
(c)Midstream operating expenses are the daily costs of operating the Group’s owned midstream assets, including employee and benefit expenses.
(d)Transportation expenses are the daily costs incurred from third-party systems to gather, process, and transport the Group’s natural gas, NGLs and oil.
(e)Employees, administrative costs and professional services include payroll and benefits for our administrative and corporate staff, costs of maintaining administrative and corporate offices, managing our production operations, franchise taxes, public company costs, fees for audit and other professional services, and legal compliance.
(f)Costs associated with acquisitions are related to the integration of acquisitions, which vary for each acquisition. For acquisitions classified as business combinations, these costs include transaction costs directly associated with a successful acquisition. They also encompass costs related to transition service arrangements, where the
Group pays the seller of the acquired entity a fee to manage G&A functions until full integration of the assets. Additionally, these costs include costs to cover expenses for integrating IT systems, consulting, and internal workforce efforts directly related to incorporating acquisitions into the Group’s systems.
(g)Other adjusting costs include items that affect the comparability of results or are not indicative of ongoing business trends. These costs consist of one-time projects, contemplated transactions or financing arrangements, contract terminations, deal breakage and/or sourcing costs for acquisitions, and unused firm transportation.
(h)Non-cash equity compensation represents the expense recognition for share-based compensation provided to key members of the management team. Refer to Note 17 in the Notes to the Group Financial Statements for additional details on non-cash share-based compensation.
(i)Allowance for credit losses consists of the recognition and reversal of credit losses. Refer to Note 14 in the Notes to the Group Financial Statements for additional information regarding credit losses.
Operating Expenses
Per unit operating expense remained flat year-over-year, resulting from:
•Higher per unit LOE that increased 13%, or $0.09 per Mcfe, which is reflective of the Oaktree, Crescent Pass, and East Texas II acquisitions in 2024.
•Lower per unit production taxes that declined 43%, or $0.09 per Mcfe were primarily attributable to a decrease in severance and property taxes as a result of a decrease in revenue due to lower production and commodity prices, as well as lower valuations for property taxes experienced during the year;
•Higher per unit midstream operating expense that increased 4%, or $0.01 per Mcfe were primarily attributable to the growth in our midstream operations due to Central region expansion; and
•Lower per unit transportation expenses that declined 3%, or $0.01 per Mcfe, were primarily related to decreases in commodity price-linked components of third-party midstream rates and costs.
General and Administrative Expense
G&A expense increased primarily due to:
•Higher employees, administrative costs and professional services resulting in additional cost to support our ongoing growth through acquisitions. On a per Mcfe basis, these costs increased 15%, or $0.04 per Mcfe;
•Lower costs associated with acquisitions primarily related to a reduction in legal and consulting services incurred in 2024 as compared to 2023. On a per Mcfe basis, these costs decreased 33% or $0.02 per Mcfe;
•Higher other adjusting costs primarily related to increased costs associated with litigation expense. These costs were partially offset by decreases in costs related to unused firm transportation and employee severance costs. On a per Mcfe basis, these costs increased 33%, or $0.02 per Mcfe; and

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
•Higher non-cash equity compensation due to an increase in the number of participants in the long-term incentive plan in 2024. On a per Mcfe basis, these costs increased 50%, or $0.01 per Mcfe.
Other Expenses
Depreciation, depletion and amortization (“DD&A”) increased due to:
•Higher depletion expense as a result of an increase in our DD&A rate, which was partially offset by a 3% decrease in production over the period.
The increase in our DD&A rate was due to the decrease in our estimated proved reserves relative to our depreciable base, driven primarily by changes in commodity prices year-over-year as well as the sale of equity interest in DP Lion Equity Holdco LLC in December 2023. The proved reserves decrease was partially offset by the acquisition of the Oaktree, Crescent Pass, and East Texas II assets in 2024.
Allowance for credit losses decreased due to:
•The impact on anticipated credit losses on joint interest owner receivables has a direct relationship with pricing and distributions to individual owners. As the pricing environment declined in 2023, the underlying well economics did as well, and as a result, in 2023, we increased our reserve by $8 million. In 2024, with pricing more stable, no such adjustment to the reserve was deemed necessary.
Refer to Notes 5, 10, 11 and 13 in the Notes to the Group Financial Statements for additional information regarding acquisitions, natural gas and oil properties, property, plant and equipment and derivative financial instruments, respectively.
Derivative Financial Instruments
We recorded the following gain (loss) on derivative financial instruments in the Consolidated Statement of Comprehensive Income for the periods presented:

(In thousands)	Year Ended
	December 31, 2024	December 31, 2023	$ Change	% Change
Net gain (loss) on commodity derivatives settlements(a)	$151,289	$178,064	$(26,775)	(15%)
Net gain (loss) on interest rate swap(a)	190	(2,722)	2,912	(107%)
Gain (loss) on foreign currency hedges(a)	—	(521)	521	(100%)
Total gain (loss) on settled derivative instruments	$151,479	$174,821	$(23,342)	(13%)
Gain (loss) on fair value adjustments of unsettled financial instruments(b)	(189,030)	905,695	(1,094,725)	(121%)
Total gain (loss) on derivative financial instruments	$(37,551)	$1,080,516	$(1,118,067)	(103%)
(a)Represents the cash settlement of hedges that settled during the period.
(b)Represents the change in fair value of financial instruments net of removing the carrying value of hedges that settled during the period.
For the year ended December 31, 2024, we recognized a loss on derivative financial instruments of $38 million compared to a gain of $1,081 million in
2023. Adjusting our unsettled derivative contracts to their fair values drove a loss of $189 million in 2024, as compared to a gain of $906 million in 2023, which is reflective of higher commodity prices on the forward curve.
For the year ended December 31, 2024, we recognized a gain on settled derivative instruments of $151 million as compared to a gain of $175 million in
2023. The gain on settled derivative instruments relates to lower commodity market prices than those we secured through our derivative contracts. With consistent reliable cash flows central to our strategy, we routinely hedge at levels that, based on our operating and overhead costs, provide a significant adjusted EBITDA margin even if it means forgoing potential price upside.
Refer to Note 13 in the Notes to the Group Financial Statements for additional information regarding derivative financial instruments.
Finance Costs

(In thousands)	Year Ended
	December 31, 2024	December 31, 2023	$ Change	% Change
Interest expense, net of capitalized and income amounts(a)	$120,773	$117,808	$2,965	3%
Amortization of discount and deferred finance costs	16,870	16,358	512	3%
Total finance costs	$137,643	$134,166	$3,477	3%
(a)Includes payments related to borrowings and leases.
For the year ended December 31, 2024, interest expense of $121 million increased by $3 million compared to $118 million in 2023, primarily related to interest on the new ABS IX Notes, Oaktree Seller’s Note, and Term Loan II. These increases were partially offset by lower outstanding balances on our existing ABS structures.
As of December 31, 2024 and 2023, total borrowings were $1,736 million and $1,325 million, respectively. For the period ended December 31, 2024, the weighted average interest rate on borrowings was 7.37% as compared to 6.03% as of December 31, 2023. As of December 31, 2024, 83% of our
borrowings reside in fixed-rate, hedge-protected, amortizing structures compared to 87% as of December 31, 2023.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Refer to Notes 5, 20, and 21 in the Notes to the Group Financial Statements for additional information regarding acquisitions, leases and borrowings, respectively.
Taxation
The effective tax rate is calculated on the face of the Statement of Comprehensive Income by dividing the amount of recorded income tax benefit
(expense) by the income (loss) before taxation as follows:

(In thousands)	Year Ended
	December 31, 2024	December 31, 2023	$ Change	% Change
Income (loss) before taxation	$(223,952)	$1,000,344	$(1,224,296)	(122%)
Income tax benefit (expenses)	136,951	(240,643)	377,594	(157%)
Effective tax rate	61.2%	24.1%
The differences between the statutory U.S. federal income tax rate and the effective tax rates are summarized as follows:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Expected tax at statutory U.S. federal income tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal tax benefit	3.7%	3.1%	1.2%
Federal credits	41.3%	—%	—%
Other, net	(4.8%)	—%	0.2%
Effective tax rate	61.2%	24.1%	22.4%
For the year ended December 31, 2024, we reported a tax benefit of $137 million, a change of $378 million, compared to expense of $241 million in
2023 which was a result of the change in the loss before taxation and a change in the amount of tax credits generated relative to the pre-tax loss. The resulting effective tax rates for the years ended December 31, 2024 and 2023 were 61.2% and 24.1%, respectively. The effective tax rate can be materially impacted by the recognition of the marginal well tax credit available to qualified producers as noted in our 2024 effective tax rate. A marginal well tax credit was not available for the 2023 tax year. The federal government provides these credits to encourage companies to continue operating lower-volume wells during periods of low prices to maintain production and the underlying jobs they create and the state and local tax revenues they generate for communities to support schools, social programs, law enforcement and other similar public services.
Refer to Note 8 in the Notes to the Group Financial Statements for additional information regarding taxation.
Operating Profit, Net Income, Adjusted EBITDA & EPS

(In thousands, except per unit data)	Year Ended
	December 31, 2024	December 31, 2023	$ Change	% Change
Operating profit (loss)	$(43,026)	$1,161,051	$(1,204,077)	(104%)
Net income (loss) attributable to Owners of Diversified Energy Company PLC	(88,272)	758,018	(846,290)	(112%)
Adjusted EBITDA	472,309	546,788	(74,479)	(14%)
Earnings (loss) per share - basic	$(1.84)	$16.07	$(17.91)	(111%)
Earnings (loss) per share - diluted	$(1.84)	$15.95	$(17.79)	(112%)
For the year ended December 31, 2024, we reported a net loss of $88 million and basic and diluted loss per share of $1.84 compared to net income of
$758 million and basic EPS of $16.07 ($15.95 diluted EPS) in 2023, a decrease of 112%. We also reported an operating loss of $43 million compared with an operating profit of $1,161 million for the years ended December 31, 2024 and 2023, respectively. This year-over-year decrease in net income was primarily attributable to a $1,118 million decrease in gains on derivatives due to changes in commodity prices on the forward curve, a $24 million decrease in gains on sale of assets, a decrease in gross profit of $94 million, a $3 million increase in finance costs, partially offset by a $378 million swing in income tax expense to a benefit as compared to 2023, as a result of marginal well credits.
Excluding the mark-to-market loss on long-dated derivative valuations, as well as other customary adjustments, we reported adjusted EBITDA of $472 million for the year ended December 31, 2024 compared to $547 million for the year ended December 31, 2023, representing a decrease of 14% driven by a decrease in commodity pricing and production from prior year, primarily as a result of our sale of equity interest in DP Lion Equity Holdco in
December 2023, in addition to normal declines. These decreases were partially offset by adjusted EBITDA growth through the Oaktree, Crescent Pass, and East Texas II acquisitions in 2024.
Liquidity & Capital Resources
Overview
Our principal sources of liquidity are cash generated from operations and available borrowings under our Credit Facility. To minimize interest expense, we use our excess cash flow to reduce borrowings on our Credit Facility. Consequently, we have historically maintained low cash balances on our
Consolidated Statement of Financial Position, as evidenced by the $6 million and $4 million in cash and cash equivalents as of December 31, 2024 and
2023, respectively.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
When we acquire assets for growth, we complement our Credit Facility with long-term, fixed rate, fully-amortizing, asset-backed debt secured by certain natural gas and oil assets. This financing strategy aligns with the long-life nature of our assets, offering us lower borrowing rates and a clear path to reduce leverage through scheduled principal payments. For larger, value-adding acquisitions, and to maintain an appropriate leverage profile for the assets we acquire, we also periodically raise funds through secondary equity offerings.
We closely monitor our working capital to ensure it remains sufficient for business operations, using any excess liquidity primarily to repay debt.
Alongside managing working capital, we take a disciplined approach to controlling operating costs and allocating capital resources. This approach ensures that capital investments generate returns that support our strategic initiatives.
Capital expenditures were $52 million for the year ended December 31, 2024, compared to $74 million for the year ended December 31, 2023. This decrease was primarily driven by the completion of wells in 2023 that were under development at the time of the March 2023 Tanos II acquisition.
Although we completed additional wells in 2024, the capital expenditures required for their development were less significant than those in 2023.
Additionally, we made improvements at our Black Bear facility in the Central Region in 2024, which contributed to the overall capital expenditure. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flows and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, commodity prices and future acquisitions.
With respect to our other known current obligations, we believe that our sources of liquidity and capital resources will be sufficient to meet our existing business needs for at least the next 12 months. However, our ability to satisfy our working capital requirements, debt service obligations and planned capital expenditures will depend upon our future operating performance, which will be affected by prevailing economic conditions in the natural gas and oil industry and other financial and business factors, some of which are beyond our control.
Refer to Note 21 in the Notes to the Group Financial Statements for additional information regarding our current debt obligations.
Liquidity
The table below represents our liquidity position as of December 31, 2024 and 2023.

	As of
(In thousands)	December 31, 2024	December 31, 2023
Cash and cash equivalents	$5,990	$3,753
Available borrowings under the Credit Facility(a)	86,690	134,817
Liquidity	$92,680	$138,570
(a)Represents available borrowings under the Credit Facility of $101 million as of December 31, 2024 less outstanding letters of credit of $14 million as of such date.
Represents available borrowings under the Credit Facility of $146 million as of December 31, 2023 less outstanding letters of credit of $11 million as of such date.
Debt
Our net borrowings consisted of the following as of the reporting date:

	As of
(In thousands)	December 31, 2024	December 31, 2023
Total debt	$1,693,242	$1,276,627
LESS: Cash	5,990	3,753
LESS: Restricted cash(a)	46,269	36,252
Net debt	$1,640,983	$1,236,622
(a)The increase of restricted cash as of December 31, 2024, is due to the addition of $21 million and $3 million in restricted cash for the ABS VIII Notes and ABS IX Notes, respectively, offset by $7 million and $9 million for the retirement of the ABS III Notes and ABS V Notes, respectively.
Our Capital Expenditure Program
The majority of our capital expenditures are directed towards upstream and midstream operations, including pipelines and compression. The remaining expenditures focus on production optimization, technology, plugging capacity expansion, fleet, reducing emissions, and, when prudent, development activities aimed at replacing production. Our strategy to acquire and operate mature wells with shallow decline rates allows us to avoid the large capital expenditures associated with drilling and completion activities of development focused companies.
We actively manage our balance sheet and seek to maintain a long-term leverage ratio of approximately 2.5x. We believe this leverage range is supported by our differentiated business model, characterized by long-life, low-decline production that ensures resilient cash flows. Our strategic financial framework, strengthened by hedging and amortizing debt instruments, further supports this leverage target.
Looking ahead, we aim to maximize cash flow by maintaining our hedging strategy and capitalizing on market opportunities to enhance the floor price of our risk management program. We will preserve our strategic advantages through purposeful growth, supported by a disciplined capital expenditure program. This approach will ensure we secure low-cost financing for acquisitive growth while maintaining appropriate leverage and sufficient liquidity.
Asset Retirement Obligations
We remain proactive and innovative in our approach to asset retirement. Following our LSE IPO in 2017, we initiated meetings with state officials to develop a long-term plan for retiring our expanding portfolio of long-life wells. By collaborating with state regulators, we have designed our retirement activities to be equitable for all stakeholders, with a strong emphasis on environmental responsibility.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Asset retirements for the year ended December 31, 2024 were as follows:

DEC-owned Appalachian well retirements	202
3rd party-owned Appalachian well retirements(a)	85
Total Appalachian wells retired by Next LVL	287
DEC-owned Central Region well retirements	13
Total wells retired	300
(a)Includes 51 state and federal orphan wells and 34 wells for other operators.
We expanded asset retirement operations from 17 rigs at December 31, 2023 to 18 rigs by December 31, 2024. Our continued growth in capacity enhances our ability to integrate asset retirement operations and achieve cost efficiencies across a broader footprint. Additionally, it enables us to generate third-party revenues by offering a suite of services to other production companies and state orphan well programs, which can help fund our own asset retirement program. Consequently, we aim to achieve a prudent mix of cost reduction and third-party revenues to maximize the benefits of our internal asset retirement program.
Our asset retirement program demonstrates our strong commitment to a healthy environment and the surrounding communities. We anticipate continued investment and innovation in this area. In 2025, we will focus on realizing the benefits of vertical integration by expanding our internal asset retirement capacity. This will help us reduce reliance on third-party contractors, mitigate outsource risks, improve process quality and responsiveness, and enhance control over environmental remediation and costs.
The composition of the provision for asset retirement obligations at the reporting date was as follows for the periods presented:

	Year Ended
(In thousands)	December 31, 2024	December 31, 2023
Balance at beginning of period	$506,648	$457,083
Additions(a)	111,265	3,250
Accretion	30,868	26,926
Asset retirement costs	(6,724)	(5,961)
Disposals(b)	—	(17,300)
Revisions to estimate(c)	6,521	42,650
Balance at end of period	$648,578	$506,648
Less: Current asset retirement obligations	6,436	5,402
Non-current asset retirement obligations	$642,142	$501,246
(a)Refer to Note 5 in the Notes to the Group Financial Statements for additional information regarding acquisitions and divestitures.
(b)Associated with the divestiture of natural gas and oil properties. Refer to Note 5 in the Notes to the Group Financial Statements for additional information.
(c)As of December 31, 2024, we performed normal revisions to our asset retirement obligations, which resulted in a $7 million million increase in the liability. This increase was comprised of increases of $95 million for cost revisions, which was partially offset by an $89 million decrease attributable to a higher discount rate as a result of an increase in bond yield volatility during the year. As of December 31, 2023, we performed normal revisions to our asset retirement obligations, which resulted in a $43 million increase in the liability. This increase was comprised of a $28 million increase attributable to a lower discount rate as a result of slightly decreased bond yields as compared to 2022 as inflation began to increase at a lower rate and $16 million in cost revisions. Partially offsetting these decreases was a $1 million change attributed to timing.
The anticipated future cash outflows for our asset retirement obligations on an undiscounted and discounted basis are set forth in the tables below as of
December 31, 2024 and 2023. When discounting the obligation, we apply annual inflationary cost increases to our current cost expectations and then discount the resulting cash flows using a credit adjusted risk free discount rate resulting in a net discount rate of 3.7% and 3.4% for the periods indicated, respectively. While the rate is comparatively small to the commonly utilized PV-10 metric in our industry, the impact is significant due to the long-life low-decline nature of our portfolio. Although productive life varies within our well portfolio, presently we expect all of our existing wells to have reached the end of their productive lives and be retired by approximately 2098.
When evaluating our ability to meet our asset retirement obligations we review reserves models which utilize the income approach to determine the expected discounted future net cash flows from estimated reserve quantities. These models determine future revenues associated with production using forward pricing then consider the costs to produce and develop reserves, as well as the cost of asset retirement at the end of a well’s life. These future net cash flows are discounted using a weighted average cost of capital of 10% to produce the PV-10 of our reserves. After considering the asset retirement costs in these models, our PV-10 was approximately $1.6 billion, $2.1 billion and $8.8 billion as of December 31, 2024, 2023 and 2022, respectively.
As of December 31, 2024:

(In thousands)	Not Later Than One Year	Later Than One Year and Not Later Than Five Years	Later Than Five Years
				Total
Undiscounted	$6,436	$27,913	$2,432,934	$2,467,283
Discounted	6,436	24,450	617,692	648,578

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
As of December 31, 2023:

(In thousands)	Not Later Than One Year	Later Than One Year and Not Later Than Five Years	Later Than Five Years
				Total
Undiscounted	$5,402	$20,365	$1,778,876	$1,804,643
Discounted	5,402	17,975	483,271	506,648
Cash Flows
Our principal sources of liquidity have historically been cash generated from operating activities. To minimize financing costs, we apply our excess cash flow to reduce borrowings on our Credit Facility.
We monitor our working capital to ensure that the levels remain adequate to operate the business with excess cash primarily being utilized for the repayment of debt or shareholder distributions. In addition to working capital management, we have a disciplined approach to managing operating costs and allocating capital resources, ensuring that we are generating returns on our capital investments to support the strategic initiatives in our business operations.

(In thousands)	Year Ended
	December 31, 2024	December 31, 2023	$ Change	% Change
Net cash provided by operating activities	$345,663	$410,132	$(64,469)	(16%)
Net cash used in investing activities	(272,916)	(239,369)	(33,547)	14%
Net cash used in financing activities	(70,510)	(174,339)	103,829	(60%)
Net change in cash and cash equivalents	$2,237	$(3,576)	$5,813	(163%)
Net Cash Provided by Operating Activities
For the year ended December 31, 2024, net cash provided by operating activities of $346 million decreased by $64 million, or 16%, when compared to
$410 million in 2023. The change in net cash provided by operating activities was predominantly attributable to the following:
•A decrease in net income of $847 million, driven by a decrease in the fair value adjustments of unsettled derivative financial instruments of $1,095 million, and a decrease of $378 million in income tax expense as a result of marginal well credits; and
•Changes in working capital generated reduced cash outflows of $50 million compared to 2023.
Production, realized prices, operating expenses, and G&A are discussed above.
Net Cash Used in Investing Activities
For the year ended December 31, 2024, net cash used in investing activities of $273 million increased by $34 million, or 14%, from outflows of $239 million in 2023. The change in net cash used in investing activities was primarily attributable to the following:
•A net increase in cash outflows of $58 million for acquisition, divestiture and disposal activity. Net cash outflows associated with acquisitions, divestitures and disposals was $220 million during the year ended December 31, 2024 when compared to $162 million for the year ended
December 31, 2023. Refer to Note 5 and Note 11 in the Notes to the Group Financial Statements for additional information regarding acquisitions, divestitures and disposals; and
•A decrease in cash outflows of $22 million for capital expenditures. Capital expenditures were $52 million for the year ended December 31, 2024 compared to $74 million for the year ended December 31, 2023. This decrease was primarily driven by the completion of wells in 2023 that were under development at the time of the March 2023 Tanos II acquisition. Although we completed additional wells in 2024, the capital expenditures required for their development were less significant than those in 2023. Additionally, we made improvements at our Black Bear facility in the
Central Region in 2024, which contributed to the overall capital expenditure.
Net Cash Used in Financing Activities
For the year ended December 31, 2024, net cash used in financing activities of $71 million decreased by $103 million, or 59%, as compared to $174 million in 2023. This change in net cash used in financing activities was primarily attributable to the following:
•An increase in cash inflows of $202 million related to debt activity. Debt activity resulted in proceeds, or a net cash inflow of $191 million (including
$805 million in repayments of amortizing debt, inclusive of the retirement of ABS III and V Notes and the ABS Warehouse Facility) in 2024 versus payments, or a net cash outflow, of $11 million in 2023, with much of the change attributable to the issuance of the ABS VIII and IX Notes and the
Term Loan II during 2024, which was partially offset by the retirement of the ABS III and V Notes;
•A decrease of $84 million due to a reduction in dividends paid in 2024 as compared to 2023;
•A decrease of $6 million due to reduced hedge modifications associated with ABS notes in 2024 as compared to 2023;
•An increase of $9 million due to proceeds received as a result of a lease modification for our fleet that was executed in 2024;
•A decrease of $157 million in proceeds from the equity issuance in 2023 that did not occur in 2024;
•An increase of $29 million due to increased finance costs and restricted cash requirements, primarily attributable to the ABS VIII and IX Notes, and the Oaktree Seller’s Note issued in 2024, partially offset by the retirement of the ABS III and V Notes; and
•An increase of $10 million due to an increase in share repurchases in 2024.
Refer to Notes 16, 18 and 21 in the Notes to the Group Financial Statements for additional information regarding share capital, dividends and borrowings, respectively.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Off-Balance Sheet Arrangements
We may enter into off-balance sheet arrangements and transactions that give rise to material off-balance sheet obligations. As of December 31, 2024 and December 31, 2023, our material off-balance sheet arrangements and transactions include operating service arrangements of $158 million and $14 million in letters of credit outstanding against our Credit Facility. Refer to Contractual Obligations & Contingent Liabilities & Commitments for additional information regarding off-balance sheet operating service arrangements.
There are no other transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect our liquidity or availability of capital resources.
Contractual Obligations & Contingent Liabilities & Commitments
We have various contractual obligations in the normal course of our operations and financing activities. Significant contractual obligations as of
December 31, 2024 were as follows:

(In thousands)	Not Later Than One Year	Later Than One Year and Not Later Than Five Years	Later Than Five Years
				Total
Recorded contractual obligations
Trade and other payables	$35,013	$—	$—	$35,013
Borrowings	209,463	940,780	585,330	1,735,573
Leases	13,776	30,733	91	44,600
Asset retirement obligation(a)	6,436	27,913	2,432,934	2,467,283
Other liabilities(b)	161,467	5,384	—	166,851
Off-Balance Sheet contractual obligations
Firm Transportation(c)	51,795	106,324	—	158,119
Total	$477,950	$1,111,134	$3,018,355	$4,607,439
(a)Represents our asset retirement obligation on an undiscounted basis. On a discounted basis the liability is $649 million as of December 31, 2024 as presented in the
Consolidated Statement of Financial Position.
(b)Represents accrued expenses and net revenue clearing. Excludes asset retirement obligations and revenue to be distributed. Refer to Note 23 in the Notes to the Group
Financial Statements for information.
(c)Represents reserved capacity to transport gas from production locations through pipelines to the ultimate sales meters.
We believe that our operational cash flows and existing liquidity will be sufficient to meet our contractual obligations and commitments over the next twelve months, even in a stressed scenario, as demonstrated by our Viability and Going Concern assessment. Cash flows from operations were $346 million for the year ended December 31, 2024, which includes partial-year contributions from the Oaktree, Crescent Pass and East Texas II acquisitions in 2024. Cash flows from operations were $410 million for the year ended December 31, 2023, which similarly included partial-year contributions from the Tanos II acquisition in 2023. As of December 31, 2024 and 2023, we had current assets of $304 million and $305 million, respectively, and available borrowings on our Credit Facility of $101 million and $146 million, respectively, (excluding $14 million and $11 million in outstanding letters of credit, respectively), which could also be used to service our contractual obligations and commitments over the next twelve months.
Litigation and Regulatory Proceedings
From time to time, we may be involved in legal proceedings in the ordinary course of business. Currently, we are not a party to any material litigation proceedings that, if determined adversely, are reasonably expected to have a material and adverse effect on our business, financial position, or results of operations. Additionally, we are not aware of any material legal or administrative proceedings that are contemplated to be brought against us.
We have no other contingent liabilities that would have a material impact on our financial position, results of operations, or cash flows.
Environmental Matters
Our operations are subject to environmental laws and regulations in all the jurisdictions where we operate. We cannot predict the impact of additional environmental laws and regulations that may be adopted in the future, including whether they would adversely affect our operations. We can offer no assurance regarding the significance or cost of compliance with any new environmental legislation or regulation once implemented.
Recently Issued Accounting Pronouncements
Refer to Note 3 in the Notes to the Group Financial Statements for information regarding recent accounting pronouncements applicable to our
Consolidated Financial Statements.
Significant Accounting Policies & Estimates
Refer to Note 3 and 4 in the Notes to the Group Financial Statements for information regarding our significant accounting policies, judgments and estimates.
Quantitative & Qualitative Disclosure About Market Risk
Refer to Note 25 in the Notes to the Group Financial Statements for information regarding market risk.
Internal Control Over Financial Reporting
We are subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our Annual Report & Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
effectiveness of our internal control over financial reporting in our Annual Report & Form 20-F. No material weakness in financial reporting was identified for the years ended December 31, 2024, 2023, or 2022.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Refer to Risk Factors for additional information.
Trend Information
Other than as disclosed elsewhere in this Annual Report & Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trend information, refer to Financial Review for additional information.
Risk Management Framework
Our Enterprise Risk Management (“ERM”) program underscores the significance of risk awareness and mitigation throughout the organization. We proactively identify, assess, prioritize, monitor, and mitigate risks, enabling us to achieve the strategic objectives outlined in our business model. The
Board conducts thorough assessments of our principal and emerging risks regularly. Principal risks are actively managed due to their potential to jeopardize our business model, future performance, or financial stability. Emerging risks are new, uncertain, or evolving threats that require ongoing monitoring, as they may escalate to principal risks over time.
Our ERM program relies on systematic processes to continuously evaluate and enhance based on experience and industry best practices. As directed by the Audit & Risk Committee, our Senior Leadership Team regularly engages in risk discussions across all operational areas. This proactive dialogue fosters a culture that highly values risk mitigation, thereby preserving and creating value for our stakeholders. We consider risk management a collective responsibility and empower all employees to enhance our processes and procedures to mitigate risks effectively. Our ERM program offers reasonable assurance, not absolute certainty, that our risks are being effectively managed.
Risk Identification
In the risk identification phase of our ERM program, we capture potential and emerging risks arising from changes in circumstances or new developments. To strengthen our risk identification, we undertake the following activities:
•Continuous monitoring of the risk universe for new or emerging risks;
•Re-evaluating the risk universe at least annually;
•Enhancing our risk awareness culture and identifying risk ownership;
•Interviewing risk owners about current mitigation activities; and
•Designing and implementing a risk mitigation control framework.
Risk Assessment
We assess business risks using a scorecard approach that evaluates (i) likelihood, (ii) potential impact, and (iii) speed of impact. Our assessment includes both financial and non-financial exposures. For each identified principal risk, we develop a list of mitigating activities and potential opportunities to offset or minimize the risk.
Risk Response
Risk management begins with the Board, responsible for ensuring that risks are addressed and mitigated through our corporate strategy, business model, and within the Board’s risk appetite. The Board actively monitors company performance on mitigation activities by engaging with executive and senior management.
Principal Risks and Uncertainties
By leveraging our comprehensive risk management framework, we ensure a proactive approach to mitigating potential threats, which is crucial for maintaining our stability and achieving our strategic goals. Below, we outline our principal risks and corresponding risk responses.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Strategic Risks
1   Corporate Strategy & Acquisition Risk
Our future growth depends heavily on successfully completing acquisitions that align with our strategic goals. The process of executing and seamlessly integrating acquisitions could place significant demands on our managerial, operational, and financial resources. If we fail to properly assess, execute, and integrate acquisitions, it could negatively affect our business operations, financial performance, and overall prospects.

Link to Strategy:	.1. .2. .3. .4.	Link to KPIs:	.1. .2. .3. .4.
Response/Mitigation
•Maintaining a disciplined commitment to our core strategy is essential. By focusing on acquiring low-cost, long-life, and relatively low-decline producing assets, along with complementary and synergistic midstream assets, we can ensure sustainable growth and stability. This approach helps us maximize value and efficiency while minimizing risks.
•Our Commercial Development, Land, Reserves, Strategic Planning, and Financial Planning & Analysis teams collaborate closely to identify and evaluate potential acquisition opportunities that align with our strategic objectives. This teamwork ensures that all potential acquisitions are thoroughly vetted to meet our criteria.
•Our organization leverages its extensive experience and knowledge to identify and recognize potential opportunities.
•We conduct thorough risk assessments and a comprehensive due diligence process for all potential new acquisitions. This process ensures we understand the full scope of risks and opportunities associated with each acquisitions, aligning with our commitment to sustainability and strategic growth.
•We incorporate feedback and evaluations from external experts during the due diligence process. This feedback ensures that we benefit from specialized knowledge and objective insights, enhancing the thoroughness and accuracy of our assessments.
•We strive to maintain a strong balance sheet with significant liquidity, enabling us to fund growth through acquisitions effectively. This financial strength ensures we can seize opportunities as they arise, supporting our strategic objectives and long-term success.
2   Climate Risk
Climate-related matters remain central to numerous global corporate discussions and decisions. While opportunities related to climate continue to arise in this swiftly changing landscape, we acknowledge that these issues may pose risks for DEC. Environmental regulations, climate change concerns, and investor-driven changes may lead to (i) increased business costs, (ii) challenges in executing our strategy, and (iii) restricted access to specific markets or investors.

Link to Strategy:	.1. .2. .3. .4.	Link to KPIs:	.2. .5. .6.
Response/Mitigation
•Our Board oversees the development of our climate risk strategy which aims to position us at the heart of the energy transition based on responsible stewardship of existing natural gas and oil assets. The Board’s decision-making is informed by regular climate subject matter updates from each of our key Board committees.
•Through our annual TCFD reporting process, we identify and assess climate-related risks for consideration of appropriate risk mitigation actions.
•Our core business strategy aligns with numerous sustainability initiatives. We acquire reliable, long-life, producing wells that often have not reached their full potential under their former owners. This stewardship model allows us to avoid the high cost and sometimes sizeable environmental impact often associated with exploration and drilling, which is the intended target of many sustainability initiatives.
•Alongside our zero-tolerance operating principle for fugitive emissions, we invest capital funds towards emission reduction technologies and projects and regularly deploy SAM optimization techniques that allow us to eliminate or reduce our carbon footprint.
•Our core KPI of methane intensity reduction is central to our corporate goals to reduce both methane and GHG emissions.
•We again expanded our asset retirement capabilities, managed through our Next LVL subsidiary, that will permit us to exceed our long-term
Appalachian asset retirement agreements, reflective of our core KPI to meet or exceed state asset retirement goals.
Financial Risks
3   Commodity Price Volatility Risk
Changes in commodity prices may affect the value of our natural gas and oil reserves, operating cash flows and adjusted EBITDA, regardless of our operating performance.

Link to Strategy:	.3.	Link to KPIs:	.1. .2. .4.
Response/Mitigation
•Our Senior Leadership Team monitors commodity markets on a daily basis and internal models are routinely updated to evaluate market changes.
This monitoring process includes reviewing realized pricing, forward pricing curves, and basis differentials. This active monitoring is critical to risk mitigation and the successful execution of our hedge strategy.
•Our hedging policy continues to be guided by our goal to generate reliable free cash flow in any commodity pricing environment and secure our debt and dividend payments. Our hedge strategy of proactively layering on appropriately structured hedge contracts at advantageous prices and tenors allows us to capitalize on beneficial price movements in a constantly changing, forward natural gas price market.
•External specialists are consulted on a regular basis to assist in the execution of our hedging strategy.
4   Financial Strength & Flexibility Risk
Liquidity and access to capital risks arise from our inability to generate cash flows from operations to fund our business requirements or our inability to access external sources of funding. These risks can result in difficulty in meeting our financial obligations as they become due.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report

Link to Strategy:	.1. .2. .3. .4.	Link to KPIs:	.1. .2. .3. .6.
Response/Mitigation
•Our Senior Leadership Team actively monitors debt levels and available borrowing capacity on our Credit Facility.
•Our Senior Leadership Team updates the Board at least quarterly on our debt and liquidity position.
•Our business model of stable production contributes to predictable cash flows, which facilitates an efficient forecasting ability.
•Strong access to bank capital as our borrowing base in the Fall 2024 redetermination was reaffirmed unanimously by our 12-bank group syndicate.
•Maintain access to multiple avenues of funding beyond our Credit Facility: equity issuance, asset-backed securitizations, and bond issuance.
•Proactive hedge program to protect against commodity price volatility and stabilize operating cash flows.
•Continuous management review of funding and financing alternatives.
Legal, Regulatory and Reputational Risks
5   Regulatory & Political Risk
Our operations are governed by regulations in every jurisdictions where we operate. We cannot predict the impact of potential future laws or regulations, including whether they could negatively affect our operations. We cannot guarantee that any new legislation, if enacted, will not require us to incur substantial costs, make significant investments, or reduce production.

Link to Strategy:	.2. .4.	Link to KPIs:	.1. .2. .3. .4. .5. .6. .7.
Response/Mitigation
•Operate to the highest industry standards with regulators and monitor compliance with our contracts, asset retirement program and taxation requirements.
•External specialists utilized on legal, regulatory, and tax issues as required.
•Foster strong relationships with local, state, and federal authorities, as well as other government bodies and key stakeholders.
•Continuous monitoring of the political and regulatory environments in which we operate.
•Working responsibly and community/stakeholder engagement and outreach is an important factor in maintaining positive relationships in the communities in which we operate.
•We encourage our employees to become actively involved in their communities through industry associations in their respective operating areas. By leading, participating in and championing a variety of these organizations, we believe that our support of the energy industry’s associations adds value to our business through the sharing of operating best practices, technical knowledge and legislation updates, ultimately to the benefit of all our stakeholders.
6   Health & Safety Risk
Potential impacts from a lack of adherence to health and safety policies may result in fines and penalties, serious injury or death, environmental impacts, statutory liability for environmental redemption and other financial and reputational consequences that could be significant.

Link to Strategy:	.2. .4.	Link to KPIs:	.1. .2. .3. .4. .7.
Response/Mitigation
•Effectively managing Health and Safety Risk exposure is the first priority for the Board and Senior Leadership Team. The Sustainability & Safety
Committee of the Board regularly reviews health and safety programs and mitigations.
•Health and safety training is included as part of all staff and contractor inductions.
•Detailed training on our field manual procedures has been provided to key stakeholders to ensure processes and procedures are embedded throughout the organization and all operations.
•Establishing processes for continually assessing our overall operating and EHS capabilities, including evaluations to determine the level of oversight required.
•Effective execution of the field operating manual in operations.
•Crisis and emergency response procedures and equipment are maintained and regularly tested to ensure we are able to respond to an emergency quickly, safely and effectively.
•Leading and lagging indicators and targets developed in line with industry guidelines and benchmarks.
•Findings from ‘lessons learned’ reviews are implemented on future operations.
•All employees maintain work stoppage ability.
Operational Risk
7   Cybersecurity Risk
Cybersecurity risks for companies have increased significantly in recent years due to the mounting threat and sophistication of cybercrime. A cybersecurity breach, incident, or failure of our IT systems could disrupt our businesses, put employees at risk, result in the disclosure of confidential information, damage our reputation, and create significant financial and legal exposure for DEC.
Our network is designed using a Zero Trust Approach (“ZTA”) and is segmented to provide additional layers of security. We have established several layers of security, including least privilege access, conditional access policies, and multi-factor authentication (“MFA”). Our ZTA extends beyond our network to encompass identity, endpoints, infrastructure, data, and applications. This integrated ecosystem enables enhanced visibility, intelligence, and automation for our security team. Due to our 100% cloud environment, we focus on continuous testing of our security posture from both trusted and untrusted sources—both external and internal to our networks—rather than relying on a one-time penetration testing approach. Additionally, we collaborate with third-party managed security service providers and utilize internal resources for round-the-clock incident monitoring.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report

Link to Strategy:	.2. .3.	Link to KPIs:	.1. .2. .4.
Response/Mitigation
•Employees are our first line of defense against cyberattacks, and we promote secure behaviors to help mitigate this growing risk. We focus on practical rules through robust mandatory annual training and e-learning sessions delivered by our digital security team. One of these rules addresses phishing and reminds staff to ‘think before they click’.
•We engage with key technology partners and suppliers to ensure potentially vulnerable systems are identified and secured.
•We test our cybersecurity crisis management and business continuity plans, recognizing the evolving nature and pace of the threat landscape.
•We continuously implement and monitor our IT Security Policy, which includes measures to protect against cyberattacks.
•Advanced network security detection with regular threat testing.
•Control and protection of confidential information.
•Our Information Security Management Team, which includes certain members of the Senior Leadership Team including the Chief Financial Officer,
Chief Information Officer, Chief Information Security Officer and General Counsel, meets at least once a quarter to discuss cybersecurity issues, risks and strategies. The Information Security Management Team regularly briefs the Board of Directors on information security matters, including assessing risks, efforts to improve our network security systems and enhanced employee trainings. The membership of this committee is adequately trained and educated to provide proper governance, risk management, and control of the cybersecurity program utilizing the National
Institute of Standards and Technology framework.
There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data, or otherwise had a material impact on our strategy, financial condition, or results of operations. However, the scope and impact of any future incident cannot be predicted.
Risk Factors
You should carefully consider the risks described below, together with all of the other information in this Annual Report & Form 20-F. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, financial condition, and results of operations could be seriously harmed and you could lose all or part of your investment. This Annual Report & Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this Annual Report & Form 20-F.
Summary of Risk Factors
We are subject to a variety of risks and uncertainties which could have a material adverse effect on our business, financial condition, and results of operations. The summary below is not exhaustive and is qualified by reference to the full set of risk factors set forth in this “Risk Factors” section.
•Volatility and future decreases in natural gas, NGLs and oil prices could materially and adversely affect our business, results of operations, financial condition, cash flows or prospects.
•We face production risks and hazards that may affect our ability to produce natural gas, NGLs and oil at expected levels, quality and costs that may result in additional liabilities to us.
•The levels of our natural gas and oil reserves and resources, their quality and production volumes may be lower than estimated or expected.
•The present value of future net cash flows from our reserves, or PV-10, will not necessarily be the same as the current market value of our estimated natural gas, NGL and oil reserves.
•We may face unanticipated increased or incremental costs in connection with decommissioning obligations such as plugging.
•We may not be able to keep pace with technological developments in our industry or be able to implement them effectively.
•Deterioration in the economic conditions in any of the industries in which our customers operate, a domestic or worldwide financial downturn, or negative credit market conditions could have a material adverse effect on our liquidity, results of operations, business and financial condition that we cannot predict.
•Our operations are subject to a series of risks relating to climate change.
•We rely on third-party infrastructure such as TC Energy (formerly TransCanada), Enbridge, CNX, Dominion Energy Transmission, Enlink, Williams
and MarkWest (defined herein) that we do not control and/or, in each case, are subject to tariff charges that we do not control.
•Failure by us, our contractors or our primary offtakers to obtain access to necessary equipment and transportation systems could materially and adversely affect our business, results of operations, financial condition, cash flows or prospects.
•A proportion of our equipment has substantial prior use and significant expenditure may be required to maintain operability and operations integrity.
•We depend on our directors, key members of management, independent experts, technical and operational service providers and on our ability to retain and hire such persons to effectively manage our growing business.
•We may face unanticipated water and other waste disposal costs.
•We may incur significant costs and liabilities resulting from performance of pipeline integrity programs and related repairs.
•Inflation may adversely affect us by increasing costs beyond what we can recover through price increases and limit our ability to enter into future debt financing.
•There are risks inherent in our acquisitions of natural gas and oil assets, including our recent acquisition of Maverick.
•We may not have good title to all our assets and licenses.
•We may issue additional ordinary shares in connection with acquisitions or other growth opportunities, any share incentive or share option plan or otherwise that may dilute other shareholdings.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
•Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.
•The securitizations of our limited purpose, bankruptcy-remote, wholly owned subsidiaries may expose us to financing and other risks, and there can be no assurance that we will be able to access the securitization market in the future, which may require us to seek more costly financing.
•We are subject to regulation and liability under environmental, health and safety regulations, the violation of which may affect our financial condition and operations.
•Our operations are dependent on our compliance with obligations under permits, licenses, contracts and field development plans.
•Our internal systems and website may be subject to intentional and unintentional disruption, and our confidential information may be misappropriated, stolen or misused, which could adversely impact our reputation and future sales.
•Our operations are subject to the risk of litigation.
•The dual listing of our ordinary shares may adversely affect the liquidity and value of our ordinary shares.
•Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business.
•We are subject to certain tax risks, including changes in tax legislation in the United Kingdom and the United States.
Risks Related to Our Business, Operations and Industry
Volatility and future decreases in natural gas, NGLs and oil prices could materially and adversely affect our business, results of operations, financial condition, cash flows or prospects.
Our business, results of operations, financial condition, cash flows or prospects depend substantially upon prevailing natural gas, NGL and oil prices, which may be adversely impacted by unfavorable global, regional and national macroeconomic conditions, including but not limited to instability related to the military conflict in Ukraine. Natural gas, NGLs and oil are commodities for which prices are determined based on global and regional demand, supply and other factors, all of which are beyond our control.
Historically, prices for natural gas, NGLs and oil have fluctuated widely for many reasons, including:
•Global and regional supply and demand, and expectations regarding future supply and demand, for gas and oil products;
•Global and regional economic conditions;
•Evolution of stocks of oil and related products;
•Increased production due to new extraction developments and improved extraction and production methods;
•Geopolitical uncertainty;
•Threats or acts of terrorism, war or threat of war, which may affect supply, transportation or demand;
•Weather conditions, natural disasters, climate change and environmental incidents;
•Access to pipelines, storage platforms, shipping vessels and other means of transporting, storing and refining gas and oil, including without limitation, changes in availability of, and access to, pipeline ullage;
•Prices and availability of alternative fuels;
•Prices and availability of new technologies affecting energy consumption;
•Increasing competition from alternative energy sources;
•The ability of OPEC and other oil-producing nations, to set and maintain specified levels of production and prices;
•Political, economic and military developments in gas and oil producing regions generally;
•Governmental regulations and actions, including the imposition of tariffs, export restrictions and taxes and environmental requirements and restrictions as well as anti-hydrocarbon production policies;
•Trading activities by market participants and others either seeking to secure access to natural gas, NGLs and oil or to hedge against commercial risks, or as part of an investment portfolio; and
•Market uncertainty, including fluctuations in currency exchange rates, and speculative activities by those who buy and sell natural gas, NGLs and oil on the world markets.
It is impossible to accurately predict future gas, NGL and oil price movements. Historically, natural gas prices have been highly volatile and subject to large fluctuations in response to relatively minor changes in the demand for natural gas. According to the U.S. Energy Information Administration, the
historical high and low Henry Hub natural gas spot prices per MMBtu for the following periods were as follows: in 2022, high of $9.85 and low of $3.46;
in 2023, high of $3.78 and low of $1.74, and in 2024, high of $13.20 and low of $1.20 — highlighting the volatile nature of commodity prices.
The economics of producing from some wells and assets may also result in a reduction in the volumes of our reserves which can be produced commercially, resulting in decreases to our reported reserves. Additionally, further reductions in commodity prices may result in a reduction in the volumes of our reserves. We might also elect not to continue production from certain wells at lower prices, or our license partners may not want to continue production regardless of our position.
Each of these factors could result in a material decrease in the value of our reserves, which could lead to a reduction in our natural gas, NGLs and oil development activities and acquisition of additional reserves. In addition, certain development projects or potential future acquisitions could become unprofitable as a result of a decline in price and could result in us postponing or canceling a planned project or potential acquisition, or if it is not possible to cancel, to carry out the project or acquisition with negative economic impacts. Further, a reduction in natural gas, NGL or oil prices may lead our producing fields to be shut down and to be entered into the decommissioning phase earlier than estimated.
Our revenues, cash flows, operating results, profitability, dividends, future rate of growth and the carrying value of our gas and oil properties depend heavily on the prices we receive for natural gas, NGLs and oil sales. Commodity prices also affect our cash flows available for capital investments and other items, including the amount and value of our gas and oil reserves. In addition, we may face gas and oil property impairments if prices fall significantly. In light of the continuing increase in supply coming from the Utica and Marcellus shale plays of the Appalachian Basin, no assurance can be given that commodity prices will remain at levels which enable us to do business profitably or at levels that make it economically viable to produce from

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
certain wells and any material decline in such prices could result in a reduction of our net production volumes and revenue and a decrease in the valuation of our production properties, which could negatively impact our business, results of operations, financial condition, cash flows or prospects.
We conduct our business in a highly competitive industry.
The gas and oil industry is highly competitive. The key areas in which we face competition include:
•Engagement of third-party service providers whose capacity to provide key services may be limited;
•Acquisition of other companies that may already own licenses or existing producing assets;
•Acquisition of assets offered for sale by other companies;
•Access to capital (debt and equity) for financing and operational purposes;
•Purchasing, leasing, hiring, chartering or other procuring of equipment that may be scarce; and
•Employment of qualified and experienced skilled management and gas and oil professionals and field operations personnel.
Competition in our markets is intense and depends, among other things, on the number of competitors in the market, their financial resources, their degree of geological, geophysical, engineering and management expertise and capabilities, their degree of vertical integration and pricing policies, their ability to develop properties on time and on budget, their ability to select, acquire and develop reserves and their ability to foster and maintain relationships with the relevant authorities. The cost to attract and retain qualified and experienced personnel has increased and may increase substantially in the future.
Our competitors also include those entities with greater technical, physical and financial resources than us. Finally, companies and certain private equity firms not previously investing in natural gas and oil may choose to acquire reserves to establish a firm supply or simply as an investment. Any such companies will also increase market competition which may directly affect us.
The effects of operating in a competitive industry may include:
•Higher than anticipated prices for the acquisition of licenses or assets;
•The hiring by competitors of key management or other personnel; and
•Restrictions on the availability of equipment or services.
If we are unsuccessful in competing against other companies, our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected.
We may experience delays in production, transportation and marketing.
Various production, transportation and marketing conditions may cause delays in natural gas, NGLs and oil production and adversely affect our business.
For example, the gas gathering systems that we own connect to other pipelines or facilities which are owned and operated by third parties. These pipelines and other midstream facilities and others upon which we rely may become unavailable because of testing, turnarounds, line repair, reduced operating pressure, lack of operating capacity, regulatory requirements, curtailments of receipt or deliveries due to insufficient capacity or because of damage. In periods where NGL prices are high, we benefit greatly from the ability to process NGLs. Our largest processor of NGLs is the MarkWest
Energy Partners, L.P., (“MarkWest”) plant located in Langley, Kentucky. If we were to lose the ability to process NGLs at MarkWest’s plant during a period of high pricing, our revenues would be negatively impacted. As a short-term measure, we could divert the natural gas through other pipeline routes; however, certain pipeline operators would eventually decline to transport the gas due to its liquid content at a level that would exceed tariff specifications for those pipelines. The lack of available capacity on third-party systems and facilities could reduce the price offered for our production or result in the shut-in of producing wells. Any significant changes affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities, could delay our production, which could negatively impact our business, results of operations, financial condition, cash flows or prospects.
We face production risks and hazards that may affect our ability to produce natural gas, NGLs and oil at expected levels, quality and costs that may result in additional liabilities to us.
Our natural gas and oil production operations are subject to numerous risks common to our industry, including, but not limited to, premature decline of reservoirs, incorrect production estimates, invasion of water into producing formations, geological uncertainties such as unusual or unexpected rock formations and abnormal geological pressures, low permeability of reservoirs, contamination of natural gas and oil, blowouts, oil and other chemical spills, explosions, fires, equipment damage or failure, challenges relating to transportation, pipeline infrastructure, natural disasters, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, shortages of skilled labor, delays in obtaining regulatory approvals or consents, pollution and other environmental risks.
If any of the above events occur, environmental damage, including biodiversity loss or habitat destruction, injury to persons or property and other species and organisms, loss of life, failure to produce natural gas, NGLs and oil in commercial quantities or an inability to fully produce discovered reserves could result. These events could also cause substantial damage to our property or the property of others and our reputation and put at risk some or all of our interests in licenses, which enable us to produce, and could result in the incurrence of fines or penalties, criminal sanctions potentially being enforced against us and our management, as well as other governmental and third-party claims. Consequent production delays and declines from normal field operating conditions and other adverse actions taken by third parties may result in revenue and cash flow levels being adversely affected.
Moreover, should any of these risks materialize, we could incur legal defense costs, remedial costs and substantial losses, including those due to injury or loss of life, human health risks, severe damage to or destruction of property, natural resources and equipment, environmental damage, unplanned production outages, clean-up responsibilities, regulatory investigations and penalties, increased public interest in our operational performance and suspension of operations, which could negatively impact our business, results of operations, financial condition, cash flows or prospects.
The levels of our natural gas and oil reserves and resources, their quality and production volumes may be lower than estimated or expected.
The reserves data as of December 31, 2024, 2023 and 2022 contained in this Annual Report & Form 20-F has been audited by NSAI unless stated
otherwise. The standards utilized to prepare the reserves information that has been extracted in this document may be different from the standards of reporting adopted in other jurisdictions. Investors, therefore, should not assume that the data found in the reserves information set forth in this Annual

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Report & Form 20-F is directly comparable to similar information that has been prepared in accordance with the reserve reporting standards of other jurisdictions, such as the United Kingdom.
In general, estimates of economically recoverable natural gas, NGLs and oil reserves are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological, geophysical and engineering estimates (which have inherent uncertainties), historical production from the properties or analogous reserves, the assumed effects of regulation by governmental agencies and estimates of future commodity prices, operating costs, gathering and transportation costs and production related taxes, all of which may vary considerably from actual results.
Underground accumulations of hydrocarbons cannot be measured in an exact manner and estimates thereof are a subjective process aimed at understanding the statistical probabilities of recovery. Estimates of the quantity of economically recoverable natural gas and oil reserves, rates of production and, where applicable, the timing of development expenditures depend upon several variables and assumptions, including the following:
•Production history compared with production from other comparable producing areas;
•Quality and quantity of available data;
•Interpretation of the available geological and geophysical data;
•Effects of regulations adopted by governmental agencies;
•Future percentages of sales;
•Future natural gas, NGLs and oil prices;
•Capital investments;
•Effectiveness of the applied technologies and equipment;
•Effectiveness of our field operations employees to extract the reserves;
•Natural events or the negative impacts of natural disasters;
•Future operating costs, tax on the extraction of commercial minerals, development costs and workover and remedial costs; and
•The judgment of the persons preparing the estimate.
As all reserve estimates are subjective, each of the following items may differ materially from those assumed in estimating reserves:
•The quantities and qualities that are ultimately recovered;
•The timing of the recovery of natural gas and oil reserves;
•The production and operating costs incurred;
•The amount and timing of development expenditures, to the extent applicable;
•Future hydrocarbon sales prices; and
•Decommissioning costs and changes to regulatory requirements for decommissioning.
Many of the factors in respect of which assumptions are made when estimating reserves are beyond our control and therefore these estimates may prove to be incorrect over time. Evaluations of reserves necessarily involve multiple uncertainties. The accuracy of any reserves evaluation depends on the quality of available information and natural gas, NGLs and oil engineering and geological interpretation. Furthermore, less historical well production data is available for unconventional wells because they have only become technologically viable in the past twenty years and the long-term production data is not always sufficient to determine terminal decline rates. In comparison, some conventional wells in our portfolio have been productive for a much longer time. As a result, there is a risk that estimates of our shale reserves are not as reliable as estimates of the conventional well reserves that have a longer historical profile to draw on. Interpretation, testing and production after the date of the estimates may require substantial upward or downward revisions in our reserves and resources data. Moreover, different reserves engineers may make different estimates of reserves and cash flows based on the same available data. Actual production, revenues and expenditures with respect to reserves will vary from estimates and the variances may be material.
If the assumptions upon which the estimates of our natural gas and oil reserves prove to be incorrect or if the actual reserves available to us (or the operator of an asset in we have an interest) are otherwise less than the current estimates or of lesser quality than expected, we may be unable to recover and produce the estimated levels or quality of natural gas, NGLs or oil set out in this document and this may materially and adversely affect our business, results of operations, financial condition, cash flows or prospects.
The PV-10, will not necessarily be the same as the current market value of our estimated natural gas, NGL and oil reserves.
You should not assume that the present value of future net cash flows from our reserves is the current market value of our estimated natural gas, NGL and oil reserves. Actual future net cash flows from our natural gas and oil properties will be affected by factors such as:
•Actual prices we receive for natural gas, NGL and oil;
•Actual cost of development and production expenditures;
•The amount and timing of actual production;
•Transportation and processing; and
•Changes in governmental regulations or taxation.
The timing of both our production and our incurrence of expenses in connection with the development and production of our natural gas and oil properties will affect the timing and amount of actual future net cash flows from reserves, and thus their actual present value. In addition, the 10%
discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general. Actual future prices and costs may differ materially from those used in the present value estimate. Refer to APMs within this Annual Report & Form 20-F for additional information regarding our use of
PV-10.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
We may face unanticipated increased or incremental costs in connection with decommissioning obligations such as plugging.
In the future, we may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which we use for the processing of natural gas and oil reserves. With regards to plugging, we are party to agreements with regulators in the states of Ohio, West Virginia,
Kentucky and Pennsylvania, four of our largest wellbore states, setting forth plugging and abandonment schedules spanning a period ranging from 10 to 15 years. We will incur such decommissioning costs at the end of the operating life of some of our properties. The ultimate decommissioning costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, the shortage of plugging vendors, difficult terrain or weather conditions or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves, wells losing commercial viability sooner than forecasted or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results. The use of other funds to satisfy such decommissioning costs may impair our ability to focus capital investment in other areas of our business, which could materially and adversely affect our business, results of operations, financial condition, cash flows or prospects.
We may not be able to keep pace with technological developments in our industry or be able to implement them effectively.
The natural gas and oil industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies, such as emissions controls and processing technologies. Rapid technological advancements in information technology and operational technology domains require seamless integration. Failure to integrate these technologies efficiently may result in operational inefficiencies, security vulnerabilities, and increased costs. During mergers and acquisitions, integrating technology assets from acquired companies can be complex.
Poor integration may lead to data inconsistencies, security gaps and operational disruptions. Technology systems are also susceptible to cybersecurity threats, including malware, data breaches, and ransomware attacks. These threats may disrupt operations, compromise sensitive data and lead to significant financial losses. Further, inefficient data management practices may result in data breaches, data loss and missed opportunities for operational insights. The presence of legacy technology systems can also pose challenges, as they may lack modern security features, making them vulnerable to cyber threats and necessitating costly upgrades. As others use or develop new technologies (including technologies related to artificial intelligence), we may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial costs. In addition, other natural gas and oil companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages, which may in the future allow them to implement new technologies before we can. Additionally, reliance on global supply chains for information technology hardware, software and operational technology equipment exposes the industry to supply chain disruptions, shortages and cybersecurity risks.
If we do not have access to capital on favorable terms, on the timeline we require, or at all, our financial condition and results of operations could be materially adversely affected.
We require capital to complete acquisitions that we believe will enhance shareholder return. Significant volatility or disruption in the global financial markets may result in us not being able to obtain additional financing on favorable terms, on the timeline we anticipate, or at all, and we may not be able to refinance, if necessary, any outstanding debt when due, all of which could have a material adverse effect on our financial condition. Any inability to obtain additional funding on favorable terms, on the timeline we anticipate, or at all, may prevent us from acquiring new assets, cause us to curtail our operations significantly, reduce planned capital expenditures or obtain funds through arrangements that management does not currently anticipate, including disposing of our assets, the occurrence of any of which may significantly impair our ability to deliver shareholder returns. If our operating results falter, our cash flow or capital resources prove inadequate, or if interest rates increase significantly, we could face liquidity problems that could materially and adversely affect our results of operations and financial condition.
Deterioration in the economic conditions in any of the industries in which our customers operate, a domestic or worldwide financial downturn, or negative credit market conditions could have a material adverse effect on our liquidity, results of operations, business and financial condition that we cannot predict.
Economic conditions in a number of industries in which our customers operate have experienced substantial deterioration in the past, resulting in reduced demand for natural gas and oil. Renewed or continued weakness in the economic conditions of any of the industries we serve or that are served by our customers, or the increased focus by markets on carbon-neutrality, could adversely affect our business, financial condition, results of operation and liquidity in a number of ways. For example:
•Demand for natural gas and electricity in the United States is impacted by industrial production, which if weakened would negatively impact the revenues, margins and profitability of our natural gas business;
•A decrease in international demand for natural gas or NGLs produced in the United States could adversely affect the pricing for such products, which could adversely affect our results of operations and liquidity;
•The tightening of credit or lack of credit availability to our customers could adversely affect our liquidity, as our ability to receive payment for our products sold and delivered depends on the continued creditworthiness of our customers;
•Our ability to refinance our Credit Facility may be limited and the terms on which we are able to do so may be less favorable to us depending on the strength of the capital markets or our credit ratings;
•Our ability to access the capital markets may be restricted at a time when we would like, or need, to raise capital for our business including for exploration and/or development of our natural gas reserves;
•Increased capital markets scrutiny of oil and gas companies may lead to increased costs of capital or lack of credit availability; and
•A decline in our creditworthiness may require us to post letters of credit, cash collateral, or surety bonds to secure certain obligations, all of which would have an adverse effect on our liquidity.
Our operations are subject to a series of risks relating to climate change.
Continued public concern regarding climate change and potential mitigation through regulation could have a material impact on our business.
International agreements, national, regional, state and local legislation, and regulatory measures to limit GHG emissions or mandate related disclosures are currently in place or in various stages of discussion or implementation. Given that some of our operations are associated with emissions of GHGs, these and other GHG emissions-related laws, policies and regulations may result in substantial capital, compliance, operating and maintenance costs.
The level of expenditure required to comply with these laws and regulations is uncertain and is expected to vary depending on the laws enacted by particular countries, states, provinces and municipalities.
Additionally, regulatory, market and other changes to respond to climate change may adversely impact our business, financial condition or results of operations. Reporting expectations are also increasing, with a variety of customers, capital providers and regulators seeking increased information on

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
climate-related risks. For example, U.S. states have adopted or proposed climate-related disclosures rules that may require us to incur significant costs to assess and disclose on a range of climate-related data and risks.
Internationally, the United Nations-sponsored “Paris Agreement” requires member nations to individually determine and submit non-binding emissions reduction targets every five years after 2020. In November 2021, the international community gathered in Glasgow at the 26th Conference of the
Parties to the UN Framework Convention on Climate Change, during which multiple announcements were made, including a call for parties to eliminate certain fossil fuel subsidies and pursue further action on non-carbon dioxide GHGs. Relatedly, the United States and European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. Such commitments were re-affirmed at the 27th Conference of the Parties in Sharm El Sheikh. However, the
United States indicated in January 2025 its intent to withdraw from the Paris Agreement, and changes undertaken by the new U.S. Presidential
Administration have or may in the future reverse or rescind climate-related initiatives and regulations adopted by prior administrations and to focus on driving increased U.S. energy production. The emission reduction targets and other provisions of legislative or regulatory initiatives and policies enacted in the future by the states in which we operate, could adversely impact our business by imposing increased costs in the form of higher taxes or increases in the prices of emission allowances, limiting our ability to develop new gas and oil reserves, transport hydrocarbons through pipelines or other methods to market, decreasing the value of our assets, or reducing the demand for hydrocarbons and refined petroleum products. With increased pressure to reduce GHG emissions by replacing fossil fuel energy generation with alternative energy generation, it is possible that peak demand for gas and oil will be reached, and gas and oil prices will be adversely impacted as and when this happens. Further, the consequences of the effects of global climate change, and the continued political and societal attention afforded to mitigating the effects of climate change, may generate adverse investor and stakeholder sentiment towards the hydrocarbon industry and negatively impact the ability to invest in the sector. Similarly, longer term reduction in the demand for hydrocarbon products due to the pace of commercial deployment of alternative energy technologies or due to shifts in consumer preference for lower GHG emissions products could reduce the demand for the hydrocarbons that we produce.
Further, in response to concerns related to climate change, companies in the fossil fuel sector may be exposed to increasing financial risks. Financial institutions, including investment advisors and certain sovereign wealth, pension and endowment funds, may elect in the future to shift some or all of their investment into non-fossil fuel related sectors. Institutional lenders who provide financing to fossil-fuel energy companies have also become more attentive to sustainable lending practices, and some of them may elect in the future not to provide funding for fossil fuel energy companies. A material reduction in the capital available to the fossil fuel industry could make it more difficult to secure funding for exploration, development, production, and transportation activities, which could in turn negatively affect our operations.
The Group may also be subject to activism from environmental non-governmental organizations (“NGOs”) campaigning against fossil fuel extraction or negative publicity from media alleging inadequate remedial actions to retire non-producing wells effectively, which could affect our reputation, disrupt our programs, require us to incur significant, unplanned expense to respond or react to intentionally disruptive campaigns or media reports, create blockades to interfere with operations or otherwise negatively impact our business, results of operations, financial condition, cash flows or prospects. Litigation risks are also increasing as a number of entities have sought to bring suit against various oil and natural gas companies in state or federal court, alleging among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts.
Finally, our operations are subject to disruption from the physical effects that may be caused or aggravated by climate change. These include risks from extreme weather events, such as hurricanes, severe storms, floods, heat waves, and ambient temperature increases, as well as wildfires, each of which may become more frequent or more severe as a result of climate change.
We rely on third-party infrastructure that we do not control and/or, in each case, are subject to tariff charges that we do not control.
A significant portion of our production passes through third-party owned and controlled infrastructure. If these third-party pipelines or liquids processing facilities experience any event that causes an interruption in operations or a shut-down such as mechanical problems, an explosion, adverse weather conditions, a terrorist attack or labor dispute, our ability to produce or transport natural gas could be severely affected. For example, we have an agreement with a third-party where approximately 39% of the NGLs we sold during the year ending December 31, 2024 were processed at the third-
party’s facility in Kentucky. Any material decreases in our ability to process or transport our natural gas through third-party infrastructure could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.
Our use of third-party infrastructure may be subject to tariff charges. Although we seek to manage our flow via our midstream infrastructure, we may not always be able to avoid higher tariffs or basis blowouts due to the lack of interconnections. In such instances, the tariff charges can be substantial and the cost is not subject to our direct control, although we may have certain contractual or governmental protections and rights. Generally, the operator of the gathering or transmission pipelines sets these tariffs and expenses on a cost sharing basis according to our proportionate hydrocarbon through-put of that facility. A provisional tariff rate is applied during the relevant year and then finalized the following year based on the actual final costs and final through-put volumes. Such tariffs are dependent on continued production from assets owned by third parties and, may be priced at such a level as to lead to production from our assets ceasing to be economic and thus may have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.
Furthermore, our use of third-party infrastructure exposes us to the possibility that such infrastructure will cease to be operational or be decommissioned and therefore require us to source alternative export routes and/or prevent economic production from our assets. This could also have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.
Failure by us, our contractors or our primary offtakers to obtain access to necessary equipment and transportation systems could materially and adversely affect our business, results of operations, financial condition, cash flows or prospects.
We rely on our natural gas and oil field suppliers and contractors to provide materials and services that facilitate our production activities, including plugging and abandonment contractors. Any competitive pressures on the oil field suppliers and contractors could result in a material increase of costs for the materials and services required to conduct our business and operations. For example, we are dependent on the availability of plugging vendors to help us satisfy abandonment schedules that we have agreed to with the states of Ohio, West Virginia, Kentucky and Pennsylvania. Such personnel and services can be scarce and may not be readily available at the times and places required. Future cost increases could have a material adverse effect on our asset retirement liability, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of our properties, our planned level of spending for development and the level of our reserves. Prices for the materials and services we depend on to conduct our business may not be sustained at levels that enable us to operate profitably.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
We and our offtakers rely, and any future offtakers will rely, upon the availability of pipeline and storage capacity systems, including such infrastructure systems that are owned and operated by third parties. As a result, we may be unable to access or source alternatives for the infrastructure and systems which we currently use or plan to use, or otherwise be subject to interruptions or delays in the availability of infrastructure and systems necessary for the delivery of our natural gas, NGLs and oil to commercial markets. In addition, such infrastructure may be close to its design life and decisions may be taken to decommission such infrastructure or perform life extension work to maintain continued operations. Any of these events could result in disruptions to our projects and thereby impact our ability to deliver natural gas, NGLs and oil to commercial markets and/or may increase our costs associated with the production of natural gas, NGLs and oil reliant upon such infrastructure and systems. Further, our offtakers could become subject to increased tariffs imposed by government regulators or the third-party operators or owners of the transportation systems available for the transport of our natural gas, NGLs and oil, which could result in decreased offtaker demand and downward pricing pressure.
If we are unable to access infrastructure systems facilitating the delivery of our natural gas, NGLs and oil to commercial markets due to our contractors or primary offtakers being unable to access the necessary equipment or transportation systems, our operations will be adversely affected. If we are unable to source the most efficient and expedient infrastructure systems for our assets then delivery of our natural gas, NGLs and oil to the commercial markets may be negatively impacted, as may our costs associated with the production of natural gas, NGLs and oil reliant upon such infrastructure and systems.
A proportion of our equipment has substantial prior use and significant expenditure may be required to maintain operability and operations integrity.
A part of our business strategy is to optimize or refurbish producing assets where possible to maximize the efficiency of our operations while avoiding significant expenses associated with purchasing new equipment. Our producing assets and midstream infrastructure require ongoing maintenance to ensure continued operational integrity. For example, some older wells may struggle to produce suitable line pressure and will require the addition of compression to push natural gas. Despite our planned operating and capital expenditures, there can be no guarantee that our assets or the assets we use will continue to operate without fault and not suffer material damage in this period through, for example, wear and tear, severe weather conditions, natural disasters or industrial accidents. If our assets, or the assets we use, do not operate at or above expected efficiencies, we may be required to make substantial expenditures beyond the amounts budgeted. Any material damage to these assets or significant capital expenditure on these assets for improvement or maintenance may have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects. In addition, as with planned operating and capital expenditure, there is no guarantee that the amounts expended will ensure continued operation without fault or address the effects of wear and tear, severe weather conditions, natural disasters or industrial accidents. We cannot guarantee that such optimization or refurbishment will be commercially feasible to undertake in the future and we cannot provide assurance that we will not face unexpected costs during the optimization or refurbishment process.
We depend on our directors, key members of management, independent experts, technical and operational service providers and on our ability to retain and hire such persons to effectively manage our growing business.
Our future operating results depend in significant part upon the continued contribution of our directors, key senior management and technical, financial and operations personnel. Management of our growth will require, among other things, stringent control of financial systems and operations, the continued development of our control environment, the ability to attract and retain sufficient numbers of qualified management and other personnel, the continued training of such personnel and the presence of adequate supervision.
In addition, the personal connections and relationships of our directors and key management are important to the conduct of our business. If we were to unexpectedly lose a member of our key management or fail to maintain one of the strategic relationships of our key management team, our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected. In particular, we are highly dependent on our
Chief Executive Officer, Robert Russell (“Rusty”) Hutson, Jr. Acquisitions are a key part of our strategy, and Mr. Hutson has been instrumental in sourcing them and securing their financing. Furthermore, as our founder, Mr. Hutson is strongly associated with our success, and if he were to cease being the Chief Executive Officer, perception of our future prospects may be diminished.
Attracting and retaining additional skilled personnel will be fundamental to the continued growth and operation of our business. We require skilled personnel in the areas of development, operations, engineering, business development, natural gas, NGLs and oil marketing, finance and accounting relating to our projects. Personnel costs, including salaries, are increasing as industry wide demand for suitably qualified personnel increases. We may not successfully attract new personnel and retain existing personnel required to continue to expand our business and to successfully execute and implement our business strategy.
We may face unanticipated water and other waste disposal costs.
We may be subject to regulation that restricts our ability to discharge water produced as part of our natural gas, oil and NGL production operations.
Productive zones frequently contain water that must be removed for the natural gas, oil and NGL to produce, and our ability to remove and dispose of sufficient quantities of water from the various zones will determine whether we can produce natural gas, oil and NGL in commercial quantities. The produced water must be transported from the leasehold and/or injected into disposal wells. The availability of disposal wells with sufficient capacity to receive all of the water produced from our wells may affect our ability to produce our wells. Also, the cost to transport and dispose of that water, including the cost of complying with regulations concerning water disposal, may reduce our profitability. We have entered into various water management services agreements in the Appalachian Region which provide for the disposal of our produced water by established counterparties with large integrated pipeline networks. If these counterparties fail to perform, we may have to shut in wells, reduce drilling activities, or upgrade facilities for water handling or treatment. The costs to dispose of this produced water may increase for a number of reasons, including if new laws and regulations require water to be disposed in a different manner.
In 2016, the EPA adopted effluent limitations for the treatment and discharge of wastewater resulting from onshore unconventional natural gas, oil and
NGL extraction facilities to publicly owned treatment works. In addition, the injection of fluids gathered from natural gas, oil and NGL producing operations in underground disposal wells has been identified by some groups and regulators as a potential cause of increased seismic events in certain areas of the country, including the states of West Virginia, Ohio and Kentucky in the Appalachian Region as well as Oklahoma, Texas and Louisiana in our Central Region. Certain states, including those located in the Appalachian Region have adopted, or are considering adopting, laws and regulations that may restrict or prohibit oilfield fluid disposal in certain areas or underground disposal wells, and state agencies implementing those requirements may issue orders directing certain wells in areas where seismic events have occurred to restrict or suspend disposal well permits or operations or impose certain conditions related to disposal well construction, monitoring, or operations. Any of these developments could increase our cost to dispose of our produced water.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
We may incur significant costs and liabilities resulting from performance of pipeline integrity programs and related repairs.
Pursuant to the authority under the Natural Gas Pipeline Safety Act of 1968 (“NGPSA”) and Hazardous Liquid Pipeline Safety Act of 1979 (“HLPSA”), as
amended by the Pipeline Safety Improvement Act of 2002 (“PSIA”), the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006 (“PIPESA”)
and the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 (the “2011 Pipeline Safety Act”), the Pipeline and Hazardous Materials Safety
Administration (“PHMSA”) has promulgated regulations requiring pipeline operators to develop and implement integrity management programs for certain gas and hazardous liquid pipelines that, in the event of a pipeline leak or rupture could affect high consequence areas (“HCAs”), which are areas where a release could have the most significant adverse consequences, including high-population areas, certain drinking water sources and unusually sensitive ecological areas. These regulations require operators of covered pipelines to:
•Perform ongoing assessments of pipeline integrity;
•Identify and characterize applicable threats to pipeline segments that could impact HCAs;
•Improve data collection, integration and analysis;
•Repair and remediate the pipeline as necessary; and
•Implement preventive and mitigating actions.
In addition, states have adopted regulations similar to existing PHMSA regulations for certain intrastate gas and hazardous liquid pipelines. At this time, we cannot predict the ultimate cost of compliance with applicable pipeline integrity management regulations, as the cost will vary significantly depending on the number and extent of any repairs found to be necessary as a result of pipeline integrity testing, but the results of these tests could cause us to incur significant and unanticipated capital and operating expenditures for repairs or upgrades deemed necessary to ensure the safe and reliable operation of our pipelines.
The 2011 Pipeline Safety Act amends the NGPSA and HLPSA pipeline safety laws, requiring increased safety measures for gas and hazardous liquids pipelines. Among other things, the 2011 Pipeline Safety Act directs the Secretary of Transportation to promulgate regulations relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation, testing to confirm the material strength of certain pipelines, and operator verification of records confirming the maximum allowable pressure of certain intrastate gas transmission pipelines. Additionally, pursuant to one of the requirements of the 2011 Pipeline Safety Act, in May 2016, PHMSA proposed rules that would, if adopted, impose more stringent requirements for certain gas lines, extend certain of PHMSA’s current regulatory safety programs for gas pipelines beyond HCAs to cover gas pipelines found in newly defined “moderate consequence areas” that contain as few as five dwellings within the potential impact area and require gas pipelines installed before 1970 that were exempted from certain pressure testing obligations to be tested to determine their maximum allowable operating pressures (“MAOP”). Other requirements proposed by PHMSA under the rulemaking include: reporting to
PHMSA in the event of certain MAOP exceedances; strengthening PHMSA integrity management requirements; considering seismicity in evaluating threats to a pipeline; conducting hydrostatic testing for all pipeline segments manufactured using longitudinal seam welds; and using more detailed guidance from PHMSA in the selection of assessment methods to inspect pipelines. The proposed rulemaking also seeks to impose a number of requirements on gathering lines. In January 2017, PHMSA finalized new regulations for hazardous liquid pipelines that significantly extend and expand the reach of certain PHMSA integrity management requirements (i.e., periodic assessments, repairs and leak detection), regardless of the pipeline’s proximity to an HCA. The final rule also requires all pipelines in or affecting an HCA to be capable of accommodating in-line inspection tools within the next 20 years. In addition, the final rule extends annual and accident reporting requirements to gravity lines and all gathering lines and also imposes inspection requirements on pipelines in areas affected by extreme weather events and natural disasters, such as hurricanes, landslides, floods, earthquakes, or other similar events that are likely to damage infrastructure PHMSA regularly revises its pipeline safety regulations. For example, in June
2016, the President signed the Protecting our Infrastructure of Pipelines and Enhancing Safety Act of 2016 (the “2016 PIPES Act”) into law. The 2016
PIPES Act reauthorizes PHMSA through 2019, and facilitates greater pipeline safety by providing PHMSA with emergency order authority, including authority to issue prohibitions and safety measures on owners and operators of gas or hazardous liquid pipeline facilities to address imminent hazards, without prior notice or an opportunity for a hearing, as well as enhanced release reporting requirements, requiring a review of both natural gas and hazardous liquid integrity management programs, and mandating the creation of a working group to consider the development of an information-
sharing system related to integrity risk analyses. The 2016 PIPES Act also requires that PHMSA publish periodic updates on the status of those mandates outstanding from the 2011 Pipeline Safety Act PHMSA has recently published three parts of its so-called “Mega Rule,” including rules focused on: the safety of gas transmission pipelines, the safety of hazardous liquid pipelines and enhanced emergency order procedures. PHMSA finalized the first part of the rule, which primarily addressed maximum operating pressure and integrity management near HCAs for onshore gas transmission pipelines, in
October 2019. PHMSA finalized the second part of the rule, which extended federal safety requirements to onshore gas gathering pipelines with large diameters and high operating pressures, in November 2021. PHMSA published the final of the three components of the Mega Rule in August 2022, which took effect in May 2023. The final rule applies to onshore gas transmission pipelines, and clarifies integrity management regulations, expands corrosion control requirements, mandates inspection after extreme weather events, and updates existing repair criteria for both HCA and non-HCA pipelines. Finally, PHMSA published a Notice of Proposed Rulemaking regarding more stringent gas pipeline leak detection and repair requirements to reduce natural gas emissions on May 18, 2023.
At this time, we cannot predict the cost of such requirements, but they could be significant. Moreover, federal and state legislative and regulatory initiatives relating to pipeline safety that require the use of new or more stringent safety controls or result in more stringent enforcement of applicable legal requirements could subject us to increased capital costs, operational delays and costs of operation.
Moreover as of January 2023, the maximum civil penalties PHMSA can impose are $257,664 per pipeline safety violation per day, with a maximum of
$2,576,627 for a related series of violations. The safety enhancement requirements and other provisions of the 2011 Pipeline Safety Act as well as any implementation of PHMSA regulations thereunder or any issuance or reinterpretation of guidance by PHMSA or any state agencies with respect thereto could require us to install new or modified safety controls, pursue additional capital projects or conduct maintenance programs on an accelerated basis, any or all of which tasks could result in our incurring increased operating costs that could have a material adverse effect on our results of operations or financial position. States are also pursuing regulatory programs intended to safely build pipeline infrastructure. The adoption of new or amended regulations by PHMSA or the states that result in more stringent or costly pipeline integrity management or safety standards could have a significant adverse effect on us and similarly situated midstream operators.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, and more recently, the Israel-Hamas war.
Our business may be adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, a full-scale military invasion of Ukraine by Russian troops transpired. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led, and could continue to lead, to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.
Additionally, on October 7, 2023, Hamas, a U.S. designated terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto
Israel. On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this filing. Hostilities between
Israel and Hamas could escalate and involve surrounding countries in the Middle East. We are actively monitoring the situation in Ukraine and Israel and assessing their impact on our business. To date we have not experienced any material interruptions in our infrastructure, supplies, technology systems or networks needed to support our operations given our operating areas are exclusively located within the Appalachian Region and Central Region of the
U.S. We have no way to predict the progress or outcome of the conflicts in Ukraine or Israel or their impacts in Ukraine, Russia, Belarus, Israel or the
Gaza Strip as the conflicts, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military actions, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. Any of the aforementioned factors could affect our business, financial condition and results of operations.
Any such disruptions may also magnify the impact of other risks described in this Annual Report & Form 20-F.
Risks Relating to Our Financing, Acquisitions, Investment and Indebtedness
Inflation may adversely affect us by increasing costs beyond what we can recover through price increases and limit our ability to enter into future debt financing.
Inflation can adversely affect us by increasing costs of materials, equipment, labor and other services. In addition, inflation is often accompanied by higher interest rates. Continued inflationary pressures could impact our profitability. Though we believe that the rates of inflation in recent years, including the 12 months ended December 31, 2024, have not had a significant impact on our operations, a continued increase in inflation, including inflationary pressure on labor, could result in increases to our operating costs, and we may be unable to pass these costs on to our customers. These inflationary pressures could also adversely impact our ability to procure materials and equipment in a cost-effective manner, which could result in reduced margins and production delays and, as a result, our business, financial condition, results of operations and cash flows could be materially and adversely affected. We continue to undertake actions and implement plans to address these inflationary pressures and protect the requisite access to materials and equipment. With respect to our costs of capital, our ABS Notes (as defined in the Notes to the Group Financial Statements) are fixed-rate instruments (subject to adjustment pursuant to the sustainability-linked features described in Note 21 in the Notes to the Group Financial Statements)
and as of December 31, 2024 we had $284 million outstanding on our Credit Facility. Nevertheless, inflation may also affect our ability to enter into future debt financing, including refinancing of our Credit Facility or issuing additional SPV-level asset backed securities, as high inflation may result in a relative increase in the cost of debt capital.
We are taking efforts to mitigate inflationary pressures, by working closely with other suppliers and service providers to ensure procurement of materials and equipment in a cost-effective manner. However, these mitigation efforts may not succeed or may be insufficient.
Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for petroleum products could diminish further, which could impact the price at which natural gas, NGLs and oil can be sold, which could affect our results of operations, financial condition, cash flows and prospects.
There are risks inherent in our acquisitions of natural gas and oil assets.
Acquisitions are an essential part of our strategy for protecting and growing cash flow, particularly in relation to the risk that some of our wells may have a higher than anticipated production decline rate. Over the past several years, we have undertaken a number of acquisitions of natural gas and oil assets (and of companies holding such assets). Our ability to complete future acquisitions will depend on us being able to identify suitable acquisition candidates and negotiate favorable terms for their acquisition, in each case, before any attractive candidates are purchased by other parties such as private equity firms, some of whom have substantially greater financial and other resources than we do. We may face competition for attractive acquisition targets that may also increase the price of the target business. As a result, there is no assurance that we will always be able to source and execute acquisitions in the future at attractive valuations.
Furthermore, to further our growth, we have made acquisitions outside the Appalachian Region, a region in which we have developed our operational experience into the Bossier and Haynesville shales, the Barnett Shale Play, and the Cotton Valley and Mid-Continent producing areas. Accordingly, an acquisition in a new area in which we lack experience may present unanticipated risks and challenges that were not accounted for or previously experienced. Ordinarily, our due diligence efforts are focused on higher valued and material properties or assets. Even an in-depth review of all properties and records may not reveal all existing or potential problems, nor will such review always permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Generally, physical inspections are not performed on every well or facility, and structural or environmental problems are not necessarily observable even when an inspection is undertaken.
There can be no assurance that our prior acquisitions or any other potential acquisition will perform operationally as anticipated or be profitable. We could fail to appropriately value any acquired business and the value of any business, company or property that we acquire or invest in may actually be less than the amount paid for it or its estimated production capacity. We may be required to assume pre-closing liabilities with respect to an acquisition, including known and unknown title, contractual, and environmental and decommissioning liabilities, and may acquire interests in properties on an “as is”
basis without recourse to the seller of such interest or the seller may have limited resources to provide post-sale indemnities.
In addition, successful acquisitions of gas and oil assets require an assessment of a number of factors, including estimates of recoverable reserves, the time of recovering reserves, exploration potential, future natural gas, NGLs and oil prices and operating costs. Such assessments are inexact, and we cannot guarantee that we make these assessments with a high degree of accuracy. In connection with assessments, we perform a review of the acquired assets. However, such a review will not reveal all existing or potential problems. Furthermore, review may not permit us to become sufficiently familiar with the assets to fully assess their deficiencies and capabilities.
Integrating operations, technology, systems, management, back office personnel and pre- or post-completion costs for future acquisitions may prove more difficult or expensive than anticipated, thereby rendering the value of any company or assets acquired less than the amount paid. We may also

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
take on unexpected liabilities which are uncapped, have to undertake unanticipated capital expenditures in connection with a new acquisition or provide uncapped liabilities in connection with the purchase and sale of assets, which are customary in such agreements. The integration of acquired businesses or assets requires significant time and effort on the part of our management. Following such integration efforts, prior acquisitions may still not achieve the level of financial or operational performance that was anticipated when they were acquired. In addition, the integration of new acquisitions can be difficult and disrupt our own business because our operational and business culture may differ from the cultures of the acquired businesses, unpopular cost-cutting measures may be required, internal controls may be more difficult to maintain and control over cash flows and expenditures may be difficult to establish. If we encounter any of the foregoing issues in relation to one of our acquisitions this could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.
We may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt our business and hinder our ability to grow.
In the future we may make acquisitions of businesses that complement or expand our current business. However, we may not be able to identify attractive acquisition opportunities. Even if we do identify attractive acquisition opportunities, we may not be able to complete the acquisition or do so on commercially acceptable terms.
The success of any completed acquisition will depend on our ability to integrate effectively the acquired business into our existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions. No assurance can be given that we will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to integrate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations.
Our Credit Facility also limits our ability to incur certain indebtedness, which could indirectly limit our ability to engage in acquisitions of businesses.
The Group’s success will be dependent upon its ability to fully integrate Maverick and deliver the value of the combined underlying businesses; the full financial benefits expected from the Group may not be fully achieved.
The Group and Maverick have previously operated independently and there can be no assurance that their businesses can be fully integrated effectively.
The success of the combined business will depend, in part, on the effectiveness of the integration process and the ability to realize the anticipated financial benefits from combining the respective businesses.
While the Group believes that the financial benefits of the Maverick acquisition and the costs associated with the Maverick acquisition have been reasonably estimated, unanticipated events or liabilities may arise or become apparent which may, in turn, result in a delay or reduction in the benefits anticipated to be derived from the Maverick acquisition, or in costs significantly in excess of those estimated. No assurance can be given that the integration process will deliver all or substantially all of the expected benefits or realize any such benefits within the assumed timeframe, or that the costs to integrate and achieve the financial benefits will not be higher than anticipated.
Further, the demands that the integration process may have on management time could result in diversion of the attention of the Group's management and employees from ongoing operations, pursuing other potential business opportunities and may cause a delay in other projects currently contemplated by the Group. To the extent that the combined company is unable to efficiently integrate the operations of the Group and Maverick, realize anticipated financial benefits, retain key personnel and avoid unforeseen costs or delay, there may be a material adverse effect on the business, results of operations, financial condition, cash flows or prospects of the Group.
We may not have good title to all our assets and licenses.
Although we believe that we take due care and conduct due diligence on new acquisitions in a manner that is consistent with industry practice, there can be no assurance that we have good title to all our assets and the rights to develop and produce natural gas and oil from our assets. Such reviews are inherently incomplete and it is generally not feasible to review in depth every individual well or field involved in each acquisition. There can be no assurance that any due diligence carried out by us or by third parties on our behalf in connection with any assets that we acquire will reveal all of the risks associated with those assets, and the assets may be subject to preferential purchase rights, consents and title defects that were not apparent at the time of acquisition. We may acquire interests in properties on an “as is” basis without recourse to the seller of such interest or the seller may have limited resources to provide post-sale indemnities. In addition, changes in law or change in the interpretation of law or political events may arise to defeat or impair our claim to certain properties which we currently own or may acquire which could result in a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.
The issuance of additional ordinary shares in the Group in connection with acquisitions or other growth opportunities, any share incentive or share option plan or otherwise may dilute all other shareholdings.
We may seek to raise financing to fund future acquisitions and other growth opportunities. We may, for these and other purposes, issue additional equity or convertible equity securities. As a result, existing holders of ordinary shares may suffer dilution in their percentage ownership or the market price of the ordinary shares may be adversely affected. For example, consideration for the Maverick acquisition included the issuance of 21,194,213 new ordinary shares directly to the unitholders of Maverick.
As of December 31, 2024, we have issued options under our equity incentive plans to employees and executive directors for a total of 153,631 new ordinary shares of the Group, all of which are currently outstanding, and have also entered into restricted stock unit agreements and performance stock unit agreements with certain employees, of which 976,222 restricted stock units and 965,303 performance stock units are outstanding, as of said date.
We may, in the future, issue further options and/or warrants to subscribe for new ordinary shares to certain advisers, employees, directors, senior management and/or consultants of the Group. The exercise of any such options would result in a dilution of the shareholdings of other investors.
Subject to any applicable pre-emption rights, any future issues of ordinary shares by the Group may have a dilutive effect on the holdings of shareholders and could have a material adverse effect on the market price of ordinary shares as a whole.
Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.
Our Credit Facility and other debt agreements contain a number of significant covenants that may limit our ability to, among other things:
•Incur additional indebtedness;
•Incur liens;

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
•Sell assets;
•Make certain debt payments;
•Enter into agreements that restrict or prohibit the payment of dividends;
•Limits our subsidiaries’ ability to make certain payments with respect to their equity, based on the pro forma effect thereof on certain financial ratios, which would be the source of distributable profits from which we may issue a dividend; and
•Conduct hedging activities.
In addition, our Credit Facility and other debt agreements require us to maintain compliance with certain financial covenants.
We may also be prevented from taking advantage of business opportunities that arise because of the limitations from the restrictive covenants under our Credit Facility. These restrictions may limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities.
A material uncured breach of any covenant in our Credit Facility and other debt agreements will result in a default under the agreement and may result in an event of default if such default is not cured during any applicable grace period. An event of default, if not waived, could result in acceleration of the indebtedness outstanding and in an event of default with respect to, and an acceleration of, the indebtedness outstanding under any other debt agreements to which we are a party. Any such accelerated indebtedness would become immediately due and payable. If that occurs, we may not be able to make all of the required payments or borrow sufficient funds to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to us.
Any significant reduction in our borrowing base under our Credit Facility as a result of periodic borrowing base redeterminations or otherwise may negatively impact our ability to fund our operations.
Our Credit Facility limits the amounts we can borrow up to a borrowing base amount, which the lenders, in their sole discretion, unilaterally determine based upon our reserve reports for the applicable period and other data and reports. Such determinations will be made on a regular basis semi-annually
(each a “Scheduled Redetermination”) and at the option of the lenders with more than 66.6% of the loans and commitments under the Credit Facility, no more than one time in between each Scheduled Redetermination. As of the date of this report, our borrowing base is $900 million.
In the future, we may not be able to access adequate funding under our Credit Facility as a result of a decrease in our borrowing base due to the issuance of new indebtedness, the outcome of a borrowing base redetermination, or an unwillingness or inability on the part of lending counterparties to meet their funding obligations and the inability of other lenders to provide additional funding to cover a defaulting lender’s portion. Declines in commodity prices from their current levels could result in a determination to lower the borrowing base and, in such a case, we could be required to repay any indebtedness in excess of the redetermined borrowing base. As a result, we may be unable to make acquisitions or otherwise carry out business plans, which could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.
The securitizations of our limited purpose, bankruptcy-remote, wholly owned subsidiaries may expose us to financing and other risks, and there can be no assurance that we will be able to access the securitization market in the future, which may require us to seek more costly financing.
Through limited purpose, bankruptcy-remote, wholly owned subsidiaries (“SPVs”), we have securitized and expect to securitize in the future, certain of our assets to generate financing. In such transactions, we convey a pool of assets to an SPV, that, in turn, issues certain securities or enters into certain debt agreements. The securities issued by the SPVs are each collateralized by a pool of assets. In exchange for the transfer of finance receivables to the
SPV, we typically receive the cash proceeds from the sale of the securities or entering into term loans.
Although our SPVs have successfully completed securitizations in connection with the ABS IV Notes, ABS VI Notes, ABS VII Notes, ABS VIII Notes (which now covers ABS III Notes and ABS V Notes), ABS IX Notes, and ABS X Notes (which now covers Term Loan I, ABS I Notes, and ABS II Notes) (each as defined herein), there can be no assurance that we, through our SPVs, will be able to complete additional securitizations, particularly if the securitization markets become constrained. In addition, the value of any securities that our limited purpose, bankruptcy-remote, wholly owned subsidiaries retain in our securitizations, including securities retained to comply with applicable risk retention rules, might be reduced or, in some cases, eliminated as a result of an adverse change in economic conditions or the financial markets. In addition, our ABS IV Notes, ABS VI Notes, ABS VII Notes, ABS VIII Notes
(which now covers ABS III Notes and ABS V Notes), ABS IX Notes, and ABS X Notes (which now covers Term Loan I, ABS I Notes, and ABS II Notes)
are subject to customary accelerated amortization events, including events tied to the failure to maintain stated debt service coverage ratios.
If it is not possible or economical for us to securitize our assets in the future, we would need to seek alternative financing to support our operations and to meet our existing debt obligations, which may be less efficient and more expensive than raising capital via securitizations and may have a material adverse effect on our results of operations, financial condition, cash flows and liquidity.
An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, decrease our liquidity and impact our solvency.
Our Credit Facility provides for, and our future debt agreements may provide for, debt incurred thereunder to bear interest at variable rates. As of
December 31, 2024, we had $284 million outstanding on our Credit Facility. Increases in interest rates would increase the cost of servicing indebtedness under our Credit Facility or under future debt agreements subject to interest at variable rates, and materially reduce our profitability, decrease our liquidity and impact our solvency.
Our hedging activities could result in financial losses or could reduce our net income.
To achieve more predictable cash flows, we employ a hedging strategy involving opportunistically hedging a majority of our first two years of production as well as hedging a significant percentage of production beyond our first two years of forecasted production. Even so, the remainder of our production that is unhedged is exposed to the continuing and prolonged declines in the prices of natural gas, NGLs and oil. Our results of operations and financial condition would be negatively impacted if the prices of natural gas, NGLs or oil were to remain depressed or decline materially from current levels. To achieve more predictable cash flows and to reduce our exposure to fluctuations in the prices of natural gas, NGLS and oil, we may enter into additional hedging arrangements for a significant portion of our production.
Our derivative contracts may result in substantial gains or losses. For example, we reported an operating loss of $43 million for the year ended
December 31, 2024, compared with an operating profit of $1,161 million for the year ended December 31, 2023 and an operating loss of $671 million for the year ended December 31, 2022. While our earnings are impacted by a variety of factors as described in Results of Operations, a key driver of our year-over-year change from an operating profit to loss was attributable to a change of $1,095 million in the mark-to-market valuation adjustment on our

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
derivative financial instrument valuations to $189 million loss in 2024 from $906 million gain in 2023. There can be no assurance that we will not realize additional losses due to our hedging activities in the future. In addition, if we enter into any derivative contracts and experience a sustained material interruption in our production, we might be forced to satisfy all or a portion of our hedging obligations without the benefit of the cash flows from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. Our ability to use hedging transactions to protect us from future natural gas, NGL and oil price volatility will be dependent upon natural gas, NGL and oil prices at the time we enter into future hedging transactions and our future levels of hedging and, as a result, our future net cash flows may be more sensitive to commodity price changes. In addition, if commodity prices remain low, we will not be able to replace our hedges or enter into new hedges at favorable prices.
Our price hedging strategy and future hedging transactions will be determined at our discretion, subject to the terms of certain agreements governing our indebtedness. The prices at which we hedge our production in the future will be dependent upon commodity prices at the time we enter into these transactions, which may be substantially higher or lower than current prices. Accordingly, our price hedging strategy may not protect us from significant declines in prices received for our future production. Conversely, our hedging strategy may limit our ability to realize cash flows from commodity price increases. It is also possible that a substantially larger percentage of our future production will not be hedged as compared with the next few years, which would result in our natural gas, NGL and oil revenues becoming more sensitive to commodity price fluctuations.
The failure of our hedge counterparties to meet their obligations to us may adversely affect our financial results.
An attendant risk exists in hedging activities that the counterparty in any derivative transaction cannot or will not perform under the instrument and that we will not realize the benefit of the hedge. Disruptions in the financial markets could lead to sudden decreases in a counterparty’s liquidity, which could make them unable to perform under the terms of the derivative contract and we may not be able to realize the benefit of the derivative contract. Any default by the counterparty to these derivative contracts when they become due would have a material adverse effect on our results of operations, financial condition, cash flows and prospects.
We may not be able to enter into commodity derivatives on favorable terms or at all.
To achieve a more predictable cash flow, we employ a hedging strategy involving opportunistically hedging a majority of our first two years of production as well as hedging a significant percentage of production beyond our first two years of forecasted production. If we are unable to maintain sufficient hedging capacity with our counterparties, we could have greater exposure to changes in commodity prices and interest rates, which could have a material adverse impact on our business, results of operations, financial condition, cash flows or prospects.
Risks Relating to Legal, Tax, Environmental and Regulatory Matters
We are subject to regulation and liability under environmental, health and safety regulations, the violation of which may affect our financial condition and operations.
We operate in an industry that has certain inherent hazards and risks, and consequently we are subject to stringent and comprehensive laws and regulations, especially with regard to the protection of health, safety and the environment. For example, we are subject to laws and regulations related to occupational safety and health, hydraulic fracturing activities, air emissions, soil and water quality, the protection of threatened and endangered plant and animal species, biodiversity and ecosystems, and the safety of our assets and employees. Although we believe that we have adequate procedures in place to mitigate operational risks, there can be no assurances that these procedures will be adequate to address every potential health, safety and environmental hazard, and a failure to adequately mitigate risks may result in loss of life, injury, or adverse impacts on the health of employees, contractors and third-parties or the environment. Any failure by us or one of our subcontractors, whether inadvertent or otherwise, to comply with applicable legal or regulatory requirements may give rise to civil, administrative and/or criminal liabilities, civil fines and penalties, delays or restrictions in acquiring or disposing of assets and/or delays in securing or maintaining required permits, licenses and approvals. Further, a lack of regulatory compliance may lead to denial, suspension, or termination of permits, licenses, or approvals that are required to operate our sites or could result in other operational restrictions or obligations. Our health, safety and environmental policies require us to observe local, state and national legal and regulatory requirements and to apply generally accepted industry best practices where legislation or regulation does not exist.
The terms and conditions of licenses, permits, regulatory orders, approvals or permissions may include more stringent operational, environmental and/or health and safety requirements. Obtaining development or production licenses and permits may become more difficult or may be delayed due to federal, regional, state or local governmental constraints, considerations, or requirements on issuing. Furthermore, third-parties such as environmental NGOs may administratively or judicially contest or protest licenses and permits already granted by relevant authorities or applications for the same and operations may be subject to other administrative or judicial challenges.
In addition, under certain environmental laws and regulations, we could be subject to joint and several strict liability for the removal or remediation of previously released materials, pollution, or property contamination regardless of whether we were responsible for the release or contamination or whether the operations were in compliance with all applicable laws at the time those actions were taken. Private parties, including the owners of properties on or adjacent to well sites and facilities where petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, the risk of accidental spills or releases of pollutants or contaminants could expose us to significant liabilities that could have a material adverse effect on our business, financial condition and results of operations.
We incur, and expect to continue to incur, capital and operating costs in an effort to comply with increasingly complex operational health and safety and environmental laws and regulations. New laws and regulations, the imposition of more stringent requirements in permits and licenses, increasingly strict enforcement of, or new interpretations of, existing laws, regulations and permits and licenses, or the discovery of previously unknown contamination or hazards may require further costly expenditures to, for example:
•Modify operations, including an increase in plugging and abandonment operations;
•Install or upgrade pollution or emissions control equipment;
•Perform site clean ups, including the remediation and reclamation of gas and oil sites;
•Curtail or cease certain operations;
•Provide financial securities, bonds, and/or take out insurance; or
•Pay fees or fines or make other payments for pollution, discharges to the environment or other breaches of environmental or health and safety requirements or consent agreements with regulatory agencies.
We cannot predict with any certainty the full impact of any new laws, regulations, or policies on our operations or on the cost or availability of insurance to cover the risks associated with such operations. The costs of such measures and liabilities related to potential operational health and safety or

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
environmental risks associated with the Group may increase, which could materially and adversely affect our business, results of operations, financial condition, cash flows or prospects. In addition, it is not possible to predict what future operational health and safety or environmental laws and regulations will be enacted or how current or future operational, health, safety or environmental laws and regulations will be applied or enforced. We may have to incur significant expenditure for the installation and operation of additional systems and equipment for monitoring and carry out remedial measures in the event that operational health and, safety and environmental regulations become more stringent or costly reform is implemented by regulators. Any such expenditure may have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.
No assurance can be given that compliance with occupational health and safety and environmental laws or regulations in the regions where we operate will not result in a curtailment of production or a material increase in the cost of production or development activities.
Increasing attention to sustainability matters may impact our business and financial results.
Increasing attention has been given to corporate activities related to sustainability matters in public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote change at public companies related to sustainability matters, including through the investment and voting practices of investment advisers, public pension funds, activist investors, universities and other members of the investing community. These activities include increasing attention and demands for action related to climate change and promoting the use of alternative forms of energy. These activities may result in demand shifts for oil and natural gas products and additional governmental investigations and private litigation against us. In addition, stakeholder views continue to evolve and vary, and our initiatives related to these matters are unlikely to satisfy all stakeholders. Our failure to comply with evolving investor or customer expectations and standards
(which may support or disfavor sustainability initiatives) or if we are perceived to not have responded appropriately to the growing concern for sustainability issues, regardless of whether there is a legal requirement to do so, could cause reputational harm to our business, increase our risk of litigation, and could have a material adverse effect on our results of operation.
In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings systems for evaluating companies on their approach to sustainability matters. These ratings are used by some investors to inform their investment and voting decisions. Unfavorable sustainability ratings may lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other companies or industries, which could have a negative impact on our stock price and our access to and costs of capital. Also, institutional lenders may decide not to provide funding for oil and natural gas companies based on climate change related concerns, which could affect our access to capital for potential growth projects.
The U.S. administration, acting through the executive branch and/or in coordination with Congress, could enact or rescind rules and regulations that may impact our operations.
Governmental, scientific and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the
United States, including climate change-related commitments and skepticism expressed by some political candidates who are now, or may in the future be, in political office.
While our operations are largely not conducted on federal lands, we may in the future consider acquisitions of natural gas and oil assets located in areas in which the development of such assets would require permits and authorizations to be obtained from or issued by federal agencies. To conduct these operations, we may be required to file applications for permits, seek agency authorizations and comply with various other statutory and regulatory requirements. Further, new oil and gas leasing on public lands has been the subject of recent proposed executive action rescinding climate change-
related initiatives and requirements by the prior Administration. Complying with these evolving requirements may adversely affect our ability to conduct operations at the costs and in the time periods anticipated, and may consequently adversely impact our anticipated returns from our operations.
Any such measures or increased costs could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.
Our operations are dependent on our compliance with obligations under permits, licenses, contracts and field development plans.
Our operations must be carried out in accordance with the terms of permits, licenses, operating agreements, annual work programs and budgets. Fines, penalties, or enforcement actions may be imposed and a permit or license may be suspended or terminated if a permit or license holder, or party to a related agreement, fails to comply with its obligations under such permit, license or agreement, or fails to make timely payments of levies and taxes for the licensed activity, or fails to provide the required geological information or meet other reporting requirements. It may from time to time be difficult to ascertain whether we have complied with obligations under permits or licenses as the extent of such obligations may be unclear or ambiguous and regulatory authorities in jurisdictions in which we do business, or in which we may do business in the future, may not be forthcoming with confirmatory statements that work obligations have been fulfilled, which can lead to further operational uncertainty.
In addition, we and our commercial partners, as applicable, have obligations to operate assets in accordance with specific requirements under certain licenses and related agreements, field development agreements, laws and regulations. If we or our partners were to fail to satisfy such obligations with respect to a specific field, the license or related agreements for that field may be suspended, revoked or terminated. Although we have in the past acquired and may in the future acquire shale assets, a significant source of our natural gas and crude oil remains conventional wells. In some instances, these conventional wells are located on the same property as unconventional wells that produce shale oil. In these cases, the rights to access the shale layers of the property will typically be conditioned on the ongoing productivity of conventional wells on the property. Furthermore, the shale rights may be owned by a third party, and in such instances, we will enter into a joint use agreement with the third party. This joint use agreement may stipulate that in consideration for permission to operate the conventional wells, we are to use reasonable efforts to maintain production so that the third party retains the shale licenses. If we fail to maintain production in the conventional wells, under the joint use agreement, we may be liable to the third party for replacing the lost land rights. The relevant authorities are typically authorized to, and do from time to time, inspect to verify compliance by us or our commercial partners, as applicable, with relevant laws and the licenses or the agreements pursuant to which we conduct our business. There can be no assurance that the views of the relevant government agencies regarding the development of the fields that we operate or the compliance with the terms of the licenses pursuant to which we conduct such operations will coincide with our views, which might lead to disagreements that may not be resolved.
The suspension, revocation, withdrawal or termination of any of the permits, licenses or related agreements pursuant to which we may conduct business, as well as any delays in the continuous development of or production at our fields caused by the issues detailed above could materially and adversely affect our business, results of operations, financial condition, cash flows or prospects. In addition, failure to comply with the obligations under the permits, licenses or agreements pursuant to which we conduct business, whether inadvertent or otherwise, may lead to fines, penalties, restrictions, enforcement actions brought by governmental authorities, withdrawal of licenses and termination of related agreements.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
We do not insure against certain risks and our insurance coverage may not be adequate for covering losses arising from potential operational hazards and unforeseen interruptions.
We insure our operations in accordance with industry practice and plan to continue to insure the risks we consider appropriate for our needs and circumstances. However, we may elect not to have insurance for certain risks, due to the high premium costs associated with insuring those risks or for various other reasons, including an assessment in some cases that the risks are remote.
Our insurance may not be adequate to cover all losses or liabilities we may suffer. We cannot assure that we will be able to obtain insurance coverage at reasonable rates (or at all), or that any coverage we or the relevant operator obtain, and any proceeds of insurance, will be adequate and available to cover any claims arising. We may become subject to liability for pollution, blow-outs or other hazards against which we have not insured or cannot insure, including those in respect of past activities for which we were not responsible. Any indemnities we may receive from sub-contractors, operators or joint venture partners may be difficult to enforce if such sub-contractors, operators or joint venture partners lack adequate resources.
Operational insurance policies are usually placed in one year contracts and the insurance market can withdraw cover for certain risks due to events occurring in other parts of the industry, thus greatly increasing the costs of risk transfer. For example, in September 2018, a gas pipeline operated by another midstream company exploded in Beaver County, Pennsylvania, a state in which we have operations. The explosion resulted in the destruction of residential property and motor vehicles as well as the evacuation of nearby households. Catastrophic events such as these may cause the insurance costs for our midstream operations to rise, despite us not being involved in the catastrophic event. In the event that insurance coverage is not available or our insurance is insufficient to fully cover any losses, including losses incurred due to lost revenues resulting from third party operations or processing plants, claims and/or liabilities incurred, or indemnities are difficult to enforce, our business and operations, financial results or financial position may be disrupted and adversely affected.
The payment by our insurers of any insurance claims may result in increases in the premiums payable by us for our insurance coverage and could adversely affect our financial performance. In the future, some or all of our insurance coverage may become unavailable or prohibitively expensive.
Our internal systems and website may be subject to intentional and unintentional disruption, and our confidential information may be misappropriated, stolen or misused, which could adversely impact our reputation and future sales.
We have faced, and may in the future continue to face, cyber-attacks and data security breaches. Such cyber-attacks and breaches are designed to penetrate our network security or the security of our internal systems, misappropriate proprietary information and/or cause interruptions to our services, and we expect to continue to face similar threats in the future. We cannot guarantee that we will be able to successfully prevent all attacks in the future.
Such future attacks could include hackers obtaining access to our systems, the introduction of malicious computer code or denial of service attacks. If an actual or perceived breach of our network security occurs, it could adversely affect our business or reputation, and may expose us to the loss of information, litigation and possible liability. An actual security breach could also impair our ability to operate our business and provide products and services to our customers. Additionally, malicious attacks, including cyber-attacks, may damage our assets, prevent production at our producing assets and otherwise significantly affect corporate activities. For example, we utilize electronic monitoring of meters and flow rate devices to monitor pressure build-up in our production wells. If there were a cyber-attack that penetrated our monitoring systems such that they provided false readings, this could result in an unknown pressure build-up, creating a dangerous situation which could end up in an explosion. As techniques used to obtain unauthorized access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers may likewise be unable to do so. Such an outcome would have a material adverse impact on our business, results of operations, financial condition, cash flows or prospects.
In addition, confidential or financial payment information that we maintain may be subject to misappropriation, theft and deliberate or unintentional misuse by current or former employees, third-party contractors or other parties who have had access to such information. Any such misappropriation and/or misuse of our information could result in the Group, among other things, being in breach of certain data protection requirements and related legislation as well as incurring liability to third parties. We expect that we will need to continue closely monitoring the accessibility and use of confidential information in our business, educate our employees and third-party contractors about the risks and consequences of any misuse of confidential information and, to the extent necessary, pursue legal or other remedies to enforce our policies and deter future misuse. If our confidential information is misappropriated, stolen or misused as a result of a disruption to our website or internal systems this could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.
Although we maintain insurance to protect against losses resulting from certain of data protection breaches and cyber-attacks, our coverage for protecting against such risks may not be sufficient.
Our operations are subject to the risk of litigation.
From time to time, we may be subject, directly or indirectly, to litigation arising out of our operations and the regulatory environments in our areas of operations. Historically, categories of litigation that we have faced included actions by royalty owners over payment disputes, personal injury claims and property related claims, including claims over property damage, trespass or nuisance. Although we currently face no material litigation that is reasonably expected to have an adverse material impact for which we are not sufficiently indemnified or insured, damages claimed under such litigation in the future may be material or may be indeterminate, and the outcome of such litigation, if determined adversely to us, could individually or in the aggregate, be reasonably expected to have a material and adverse effect on our business, financial position or results of operations. While we assess the merits of each lawsuit and defend ourselves accordingly, we may be required to incur significant expenses or devote significant resources to defend against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on our business.
We are subject to certain tax risks.
Any change in our tax status or in taxation legislation in the United Kingdom or the United States could affect our ability to provide returns to shareholders. Statements in this document concerning the taxation of holders of our ordinary shares are based on current law and practice, which is subject to change.
We are subject to income taxes in the United Kingdom and the United States, and there can be no certainty that the current taxation regime in the
United Kingdom, the United States or other jurisdictions within which we currently operate or may operate in the future will remain in force or that the current levels of corporation taxation will remain unchanged. For example, the U.S. government has imposed a minimum tax on corporations and proposed and may enact significant changes to the taxation of business entities including, among others, an increase in the U.S. federal income tax rate applicable to corporations, like us, and surtaxes on certain types of income. Certain U.S. localities also maintain a severance tax or impact fee on the removal of oil and natural gas from the ground and such tax rates may be increased or new severance taxes or impact fees may be implemented. The
United Kingdom announced on May 26, 2022 a new “Energy Profits Levy” on oil and gas exploration and production companies operating in the United

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Kingdom and the UK Continental Shelf at a rate of 25% (subsequently increased to 35% and then to 38% from November 1, 2024). As we do not operate our exploration, production or extraction activities in the United Kingdom or in the UK Continental Shelf, we do not expect the Energy Profits
Levy to impact our headline corporation tax rate in the United Kingdom, however, the taxation of energy companies remains uncertain, particularly in the context of current global events, and the future stability of such tax regimes cannot be guaranteed.
Our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in taxing jurisdictions with differing statutory tax rates, certain non-deductible expenses, the valuation of deferred tax assets and liabilities and changes in federal, state or international tax laws and accounting principles. Increases in our effective tax rate could materially affect our net financial results. Although we believe that our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material adverse effect on our business, results of operations, financial condition, cash flows or prospects.
In the past we have been able to offset a large portion of our U.S. federal income tax burden with marginal well tax credits that are available to qualified producers who operate lower-volume wells during a low commodity pricing environment. There can be no assurance that there will be no amendment to the existing taxation laws applicable to us, which may have a material adverse effect on our financial position. Our ability to utilize marginal well tax credits in the United States could be or become subject to limitations (for example, if we are deemed to undergo an “ownership change” for applicable U.S. federal income tax purposes).
The nature and amount of tax that we expect to pay and the reliefs expected to be available to us are each dependent upon several assumptions, any one of which may change and which would, if so changed, affect the nature and amount of tax payable and reliefs available. In particular, the nature and amount of tax payable may be dependent on the availability of relief under tax treaties and is subject to changes to the tax laws or practice in any of the jurisdictions we currently are subject to or may be subject to in the future. Any limitation in the availability of relief under these treaties, any change in the terms of any such treaty or any changes in tax law, interpretation or practice could increase the amount of tax payable by us.
Finally, because we are an entity incorporated in the United Kingdom that is treated as a U.S. corporation for all purposes of U.S. federal income tax law, any changes in U.S. federal income tax law could negatively impact our effective tax rate and cash flows, which could cause our business, results of operations, financial condition, cash flows or prospects to be materially adversely affected.
The taxation of an investment in our ordinary shares depends on the individual circumstances of the holders of our ordinary shares. Holders of our ordinary shares are strongly advised to consult their professional tax advisers.
Tax legislation may be enacted in the future that could negatively impact our current or future tax structure and effective tax rates.
Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting (“BEPS”) reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development (“OECD”), including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). Many countries around the world, including the United Kingdom, have introduced new, or amended existing, tax laws applicable to multinational businesses to implement Pillar Two. As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.
Risks Relating to Our Ordinary Shares
The requirements of being a U.S. listed company, including compliance with the reporting requirements of the Securities Exchange
Act of 1934, as amended (the “Exchange Act”), and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As we became a U.S. listed company in December 2023, we are required to comply with new laws, regulations and requirements, certain corporate governance provisions of Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of our time and will significantly increase our costs and expenses. We will need to: institute a more comprehensive compliance function to test and conclude on the sufficiency of our internal control over financial reporting; comply with rules promulgated by the NYSE; prepare and distribute periodic public reports;
establish new internal policies, such as those relating to insider trading; and involve and retain to a greater degree outside professionals in the above activities. At any time, we may conclude that our internal controls, once tested, are not operating as designed or that the system of internal controls does not address all relevant financial statement risks. Compliance with Sarbanes-Oxley Act requirements may strain our resources, increase our costs and distract management; and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a new U.S. listed company, we are subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. In addition, most members of our management team have limited experience managing a U.S.
listed company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. listed companies.
Our management team may not successfully or efficiently manage us as a U.S. listed company. These new obligations and constituents require significant attention from our management team and could divert our management team’s attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.
Further, we expect that, as a new U.S. listed company, being subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the
Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
(ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on
Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while
U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year.
Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers, some investors may find the ordinary shares less attractive, and there may be a less active trading market for the ordinary shares.
To the extent we no longer qualify as a foreign private issuer as of June 30, 2025 (the end of our second fiscal quarter), we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, as of January 1, 2026, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to a U.S. domestic issuer by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of NYSE, which could cause investors could lose confidence in our public reports and could have a material adverse effect on the trading price of our ordinary shares.
We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing standards of the NYSE. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards of the NYSE.
As a foreign private issuer listed on the NYSE, we are subject to corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain NYSE corporate governance listing standards, provided that we disclose which requirements that we have not complied with in any year and confirm the UK corporate governance practices we have complied with. Certain corporate governance practices in the United Kingdom, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Although we adhere to the higher corporate governance standards of the UK Corporate Governance Code, we could include non-independent directors as members of our nomination and remuneration committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We may in the future elect to follow home country practices in the
United Kingdom with regard to other matters. Therefore, our shareholders may be afforded less protection than they otherwise would have under the
NYSE corporate governance listing standards applicable to U.S. domestic issuers.
Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business.
The process of designing and implementing effective internal control over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain internal control over financial reporting that is adequate to satisfy our reporting obligations as a U.S. listed company. If we are unable to maintain adequate internal control over financial reporting, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we are required, pursuant to the rules and regulations of the SEC, to furnish a report by management on the effectiveness of our internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Assessing the effectiveness of our internal control over financial reporting requires significant documentation, testing and possible remediation.
We may not be able to conclude on an annual basis that we have effective internal control over financial reporting or our independent registered public accounting firm may not issue an unqualified opinion on the effectiveness of our internal control over financial reporting. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to issue an unqualified opinion on the effectiveness of internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our ordinary shares.
We have incurred and will continue to incur increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a U.S. listed company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur previously.
The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NYSE and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of disclosure controls and procedures, internal control over financial reporting and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect that these rules and regulations may increase the cost of our director and officer liability insurance.
However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
There is no guarantee that we will continue to pay dividends on our ordinary shares in the future.
Our ability and the Board’s decision to pay dividends is dependent upon our performance and financial condition, cash requirements, future prospects, commodity prices, the performance and dividend yield of our peers, compliance with the financial covenants and restricted payments covenant in our
Credit Facility, profits available for distribution and other factors deemed to be relevant at the time and on the continued health of the markets in which we operate. Further, subsequent to our listing on the NYSE, while our Board’s evaluation of our ability or need to pay dividends will primarily remain a question of the foregoing factors, it will also take into account the performance of our ordinary shares, including relative to our peer group. There can be no guarantee that we will continue to pay dividends in the future on our ordinary shares.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law. The rights of holders of ordinary shares are governed by English law, including the provisions of the UK
Companies Act 2006 (the “Companies Act 2006”), and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. Refer to Memorandum and Articles of Association in this Annual Report & Form 20-F for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.
Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under the laws of the United Kingdom. In addition, certain of our directors and officers reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in
U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether UK courts would entertain original actions brought in the UK against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Provided that certain requirements are met, a final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts (that is not a sum payable in respect of taxes or similar charges or in respect of a fine or a penalty), would be treated by the courts of the UK as a cause of action in itself and sued upon as a debt at common law without any retrial of the issue. Whether the relevant requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If a UK court gives judgment for the sum payable under a U.S. judgment, the UK judgment will be enforceable by methods generally available for this purpose. These methods generally permit the UK court discretion to prescribe the manner of enforcement.
As a result, U.S. investors may not be able to enforce against us or our executive officers, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
Viability and Going Concern
In accordance with Provision 31 section 4 of the UK Corporate Governance Code, and taking into account our current financial position and principal risks for a period longer than the 12 months required by the going concern statement, the Senior Leadership Team prepared a viability analysis which was assessed by the Board for approval.
Assessment Process and Key Assumptions
Our financial outlook is assessed primarily through a detailed annual business planning process and a more general multi-year forecast. The Senior
Leadership Team provides the Board with a detailed overview as part of its annual budget approval while providing regular updates at each Board meeting throughout the year. The Board uses this information, along with any other detail it requests, to assess our current performance and longer-
term outlook.
The outputs from the business planning process include a set of key performance objectives, an assessment of our primary risks, the anticipated operational outlook and a set of financial forecasts that consider the sources of funding available to DEC (the “Base Plan”).
Key assumptions, which underpin the annual business planning process, include the forward price strip for each commodity (natural gas, NGLs and oil), forecasted operating cost and capital expenditure levels, production profiles, and the availability of liquidity or additional financing. We regularly produce cash flow projections, which we sensitize for different scenarios including, but not limited to, changes in commodity prices and production rates from our wells. The Directors and Senior Leadership Team closely monitor these forecast assumptions and projections and seek to mitigate our operating and liquidity risks.
Based on our financial scenario planning process, the Directors and Senior Leadership Team believe that stress testing forecast results over the Base
Plan for a two-year period through March 2027 forms a reasonable expectation of our viability. At least annually, we perform our two-year Base Plan forecast for our medium-term strategic planning period. The Directors and Senior Leadership Team are confident that they appropriately monitor and manage operational risks effectively within the two-year Base Plan, and our scenario planning is focused primarily on plausible changes in external factors, providing a reasonable degree of confidence.
Viability
The principal risks and uncertainties that affect the Directors’ assessment of our viability in this period are:
•The effect of volatile natural gas prices on the business;
•Operational production performance of the producing assets; and
•Operating cost levels and our ability to control costs.
The Base Plan incorporates key assumptions that reflect these principal risks as follows:
•Projected operating cash flows are calculated using a production profile which is consistent with current operating results and decline rates;
•Assumes commodity prices are in line with the current forward curve which considers basis differentials;
•Operating cost levels stay consistent with historical trends which have been recently elevated due to the inflationary environment;
•The financial impact of our current hedging contracts in place, being approximately 86% and 82%, of total production volumes hedged for the years ending December 31, 2025 and 2026, respectively; and
•The scenario also includes the scheduled principal and interest payments on our current debt arrangements.
To assess our viability, the Directors and Senior Leadership Team considered various scenarios around the Base Plan that primarily reflect a more severe, but plausible, downside impact of the principal risks, both individually and in the aggregate, as well as the additional capital requirements that downside scenarios could place on us. Conservatively, our viability statement considered the combined impact of all three listed scenarios in:

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Strategic Report
Scenario 1: Cyclically low gas prices for a year (Henry Hub prices of $2.00 per MMbtu before returning to strip pricing), which have been historically observed in the market.
Scenario 2: Considered the impact of climate change by assuming a two-week period of lost production in our East Texas/Louisiana region, which is susceptible to hurricanes, due to a natural disaster (assumed to occur once in each year of the assessment period).
Scenario 3: Considered the impact of climate change by assuming a two-week period of lost production in our Appalachia region (assumption of lost production in 25% of the total region), which is susceptible to flooding, due to a natural disaster (assumed to occur once in each year of the assessment period).
The Directors and Senior Leadership Team considered the impact that these principal risks could, in certain circumstances, have on our prospects within the assessment period, and accordingly appraised the opportunities to actively mitigate the risk of these severe, but plausible, downside scenarios.
Based on their evaluation, the Directors and Senior Leadership Team have a reasonable expectation that we will be able to continue in operation and meet our liabilities as they fall due during the assessment period.
Going Concern
In assessing our going concern status, we have taken account of our financial position, anticipated future trading performance, borrowings and other available credit facilities, forecasted compliance with covenants on those borrowings, and capital expenditure commitments and plans. Our cash generation and liquidity remain adequate and we believe we will be able to operate within existing facilities.
The Directors are satisfied that our forecasts and projections, that take into account reasonably possible changes in trading performance, show that we have adequate resources to continue in operational existence for at least 12 months from the date of this Annual Report & Form 20-F and that it is appropriate to adopt the going concern basis in preparing our consolidated financial statements for the year ended December 31, 2024.
The Strategic Report was approved by the Board of Directors and signed on its behalf by:
/s/ David E. Johnson
David E. Johnson
Chairman of the Board
March 17, 2025

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Corporate Governance
The Chairman’s Governance Statement
Dear Shareholder,
As a Board, we have been driving our governance standards towards meeting best practice, and it has been my privilege to work with this Board which is committed to maintaining high standards of corporate governance. As Chairman of the Group, my role is to provide leadership, ensuring that the
Board performs its role effectively and has the capacity, ability, structure, corporate governance systems and support to enable it to continue to do so.
This Governance section of this Annual Report & Form 20-F provides an update on our Board and Corporate Governance Policy. It includes our UK
Corporate Governance Code compliance statements and the reports of the Board committees, namely the Audit & Risk, Nomination & Governance,
Remuneration, and Sustainability & Safety Committees.
In these reports, we set out our governance structures and explain how we have applied the UK Corporate Governance Code and applicable NYSE and
SEC rules.
/s/ David E. Johnson
David E. Johnson
Chairman of the Board
March 17, 2025
Governance Framework
The Group’s success is directly linked to sound and effective governance and we remain committed to achieving high standards in all we do. The
Directors recognize the importance of strong corporate governance and have developed a corporate governance framework and policies appropriate to the size of the Group.
As the Group grows, the Directors and Senior Leadership Team continue to review and adjust our approach, make ongoing improvements to the Group’s corporate governance framework and policies and procedures as part of building a successful and sustainable company.
Good governance creates the opportunity for appropriate decisions to be made by the right people at the right time to support the delivery of our strategy and manage any risks associated with delivery of that strategy.
Board Agenda and Activities During the Year
The Board is responsible for the direction and overall performance of the Group with an emphasis on policy and strategy, financial results and major operational issues.
During the year, the matters reserved for the Board’s decision have been reviewed and re-affirmed. Specific matters for the Board’s consideration include:
•Approval of the Group’s strategic plan;
•Review of the performance of the Group’s strategy, objectives, business plans and budgets;
•Review and assess the Group’s sustainability goals, including the Group’s GHG emission intensity reduction targets;
•Review and assess the Group’s health and safety metrics and goals;
•Approval of the Group’s operating and capital expenditure budgets and any material changes to them;
•Review of material changes to the Group’s corporate structure and management and control structure;
•Review of changes to governance and business policies;
•Monitoring efforts related to community and stakeholder engagement;
•Ensuring an effective system of internal control and risk management;
•Ensure that appropriate succession planning procedures are in-place;
•Approval of annual and interim reports and accounts, and preliminary announcements of year-end results; and
•Review of the effectiveness of the Board and its committees.
The Board delegates matters not reserved for the Board to the Senior Leadership Team.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance

Board of Directors
Defines business strategy, assesses risks and monitors performance
Remuneration Committee	Sustainability & Safety Committee	Nomination & Governance Committee	Audit & Risk Committee
Responsible for the Group’s
remuneration policy, and for setting
pay levels and bonuses for senior
management in line with individual
performance. Ensures safety and
sustainability KPIs are included in
remuneration packages.
	Monitors the Group’s social, ethical, environmental and safety performance, and oversees all sustainable development issues on behalf of the Board.	Ensures a balance of skills, knowledge, independence and experience on the Board and its committees. Monitors the Group’s governance structure.	Supports the Board in monitoring the integrity of the Group’s financial statements and reviews the effectiveness of the Group’s system of internal controls and risk management systems.

CEO
Takes ultimate responsibility for delivering on strategy, financial and operating performance.
	President & Chief Financial Officer	Executive Vice President of Operations	Chief Legal & Risk Officer	Executive Vice President & Investment Officer	Executive Vice President of Energy Marketing	Chief Human Resources Officer
Description of Role
Manages the
finance and
accounting activities
of the Group and
ensures that its
financial reports are
accurate and
completed in a
timely manner.
Oversees the
Group’s information
technology function
to ensure safety
and soundness of
internal controls
and systems.
		Coordinates operating activities and sustainability initiatives to ensure transparency and long-term value for DEC’s stakeholders.	Responsible for legal and compliance, government, policy engagement, community engagement and land and mineral owner engagement.	Responsible for identifying and valuing acquisition targets.	Responsible for developing and implementing a commodity marketing strategy to maximize commodity revenues.	Responsible for HR function and employee relations, policies, practices and operations.
Responsibility	Treasury, Accounting & Financial Reporting, Investor Relations, Information Technology & Sustainability Reporting	Operations, EHS & Regulatory	Legal & Compliance, Land, Policy Engagement & Community Relations	Acquisitions	Marketing	Human Resource
Risk Management Guidelines	Employee Handbook, Code of Business Conduct & Ethics, Tax Policy & Anti-Bribery & Corruption Policy	Employee Handbook, Code of Business Conduct & Ethics, EHS Policy, Climate Policy, Socio-Economic Policy & Field Operating Guidelines	Employee Handbook, Code of Business Conduct & Ethics, Anti-Bribery & Corruption Policy, Whistleblowing Policy & Securities Dealing Policy	Employee Handbook, Code of Business Conduct & Ethics & Anti- Bribery & Corruption Policies	Employee Handbook, Code of Business Conduct & Ethics & Anti- Bribery & Corruption Policies	Employee Handbook and Code of Business Conduct & Ethics, Employee Relations, Human Rights, Anti- Bribery & Corruption Policies & Whistleblowing Policy
Stakeholder Engagement Responsibility	Employees, Rating Agencies, Financial Institutions & Debt & Equity Investors	Communities, Employees & Business Partners	Employees, Industry Associations, Communities, Land & Mineral Owners & Government & Regulators	Customers	Customers	Employees & Communities
Board Effectiveness, Composition and Independence
As of December 31, 2024, the Board was comprised of seven Directors being the Group’s CEO, the Non-Executive Chairman (who was independent upon appointment) and five other Non-Executive Directors, all of whom were deemed Independent Non-Executive Directors under the UK Corporate
Governance Code, except one. As Mr. Thomas has served on the Board for ten years as of January 1, 2025, the Board no longer considers him independent. In January 2025, Ms. Kerrigan retired from the Board due to other commitments.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
As a foreign private issuer, under the listing requirements and rules of the NYSE, we are not required to have independent directors on our Board, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our Board has determined that five of our six Directors do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NYSE.
The skills and experience of the Non-Executive Directors are wide and varied and contribute to productive and challenging discussions in the boardroom ensuring the Board has appropriate independent oversight. For more details on the skills, knowledge and experience of our Board refer to the Directors’
biographies in Board of Directors within this Annual Report & Form 20-F.
With a Non-Executive Chairman, and, as of January 1, 2025, four other Independent Non-Executive Directors, over half of the Board is independent and the Audit & Risk and Remuneration Committees were completely independent. Female representation at the Board level increased from 29% in late-2019 to 43% as of December 31, 2024 (three out of seven Board members being female).
Recognizing the importance of workforce engagement, Sandra M. Stash serves as the Director responsible for workforce engagement as required under the UK Corporate Governance Code. The Non-Executive Director Employee Representative directly engages with employees and provides a forum for feedback to management. These discussions cover a variety of topics including the Group’s culture, policies and actions. Ms. Stash has served as the
Non-Executive Director Employee Representative since 2019. Further information on her role and the work undertaken can be found in the Directors’
Report within this Annual Report & Form 20-F.
The Board provides effective leadership and overall management of the Group’s affairs. It approves the Group’s strategy and investment plans and regularly reviews operational and financial performance and risk management matters. A schedule of matters reserved for the Board is included in the previous section.
The Board and its committees hold regularly scheduled meetings each year. Additional meetings are held when necessary to consider matters of importance that cannot be held over until the next scheduled meeting.
All Directors have access to the advice and services of the Group’s solicitors and the Group’s Corporate Secretary, who is responsible for ensuring that all
Board procedures are followed. Any Director may take independent professional advice at the Group’s expense in the furtherance of their duties.
In accordance with the UK Corporate Governance Code, the Directors must stand for re-election annually. The Group’s Articles of Association also require any new Director appointed by the Board during the year to retire at the next Annual General Meeting (“AGM”) and offer themselves for re-
election.
The Board delegates certain responsibilities to the Board committees, listed below, which have clearly defined terms of reference.
These terms of reference are reviewed annually to ensure they remain fit for purpose and can be viewed on the Group’s website.
Board Committees
The Directors have established four Board committees: an Audit & Risk Committee, Remuneration Committee, Nomination & Governance Committee,
and Sustainability & Safety Committee. The members of these committees were constituted in accordance with the requirements of the UK Corporate
Governance Code, as applicable. The terms of reference of the committees have been prepared in line with prevailing best practice, including the provisions of the Code. A summary of the delegated duties and responsibilities, terms of reference of the committees and their activities for the year are presented in their committee reports set out below.
Board Composition
The Board’s composition prioritizes a broad range of perspectives, emphasizing professional experience, industry knowledge, and cognitive diversity. In recent years, the Board has strategically recruited members to enhance these attributes and is now focusing on a period of stability before considering further additions. Although the Board does not currently have any ethnically diverse members, it acknowledges the UK Listing Rules’ diversity targets, which the Group intends to continue to closely examine and evaluate in 2025.
In 2024, the Board complied with the UK Listing Rules’ targets of (i) more than 40% female representation on the Board, with 43% of the Board being female and (ii) a female holding a senior Board position, with Ms. Kerrigan serving as the Senior Independent Director for the entirety through January
24, 2025 and Ms. Stash appointed to that role upon Ms. Kerrigan’s retirement from the Board.
Board and Executive Management Composition
As required to be presented in accordance with UK Listing Rule 6.6.6R(10) as of December 31, 2024:

Gender Identity or Sex(a)	Number of Board Members	Percentage of the Board	Number of Senior Positions on the Board (CEO, CFO, SID & Chair)(a)	Number in Executive Management	Percentage of Executive Management
Male	4	57%	3	6	67%
Female	3	43%	1	3	33%
Other categories	—	—%	—	—	—%
Not specified/prefer not to say	—	—%	—	—	—%

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance

Ethnic Background	Number of Board Members	Percentage of the Board	Number of Senior Positions on the Board (CEO, CFO, SID & Chair)(a)	Number in Executive Management	Percentage of Executive Management
White British or other White (including minority-white groups)	7	100%	4	9	100%
Mixed/Multiple Ethnic Groups	—	—%	—	—	—%
Asian/Asian British	—	—%	—	—	—%
Black/African/Caribbean/Black British	—	—%	—	—	—%
Other ethnic group, including Arab	—	—%	—	—	—%
Not specific/prefer not to say	—	—%	—	—	—%
(a)The data reported on the basis of gender identity.
The Board’s Directors are from the U.S. as well as the UK, bringing a range of domestic and international experience to the Board. The Board’s diverse range of experience and expertise covers not only a wealth of experience of operating in the natural gas and oil industry but also extensive technical, operational, financial, legal and environmental expertise.
UK Corporate Governance Code Compliance Statement
The Directors support high standards of corporate governance, and it is the policy of the Group to comply with current best practice in UK corporate governance.
The UK Corporate Governance Code published in July 2018 by the Financial Reporting Council (“FRC”), as amended from time to time, (the “Corporate
Governance Code”) recommends that: (i) the Chair of the Board of Directors should meet the independence criteria set out in the Corporate Governance
Code on appointment; and (ii) the Board should appoint one of the Independent Non-Executive Directors to be the Senior Independent Director. The
Chair of the Board is David E. Johnson, who was independent as of his appointment and whom the Group continues to consider independent, and the
Senior Independent Director for the year ended December 31, 2024 was Sylvia Kerrigan. The Board also considers Sandra M. Stash, David J. Turner, Jr.,
Sylvia Kerrigan and Kathryn Z. Klaber to meet the independence criteria set out in the Corporate Governance Code. Following the resignation of Sylvia
Kerrigan from the Board on January 24, 2025, Sandra Stash has been appointed as the Senior Independent Director. Since January 1, 2025, the
Company has been subject to the UK Corporate Governance Code 2024 (the ”2024 Code”) and will report on its compliance with the principles and provisions of the 2024 Code in its 2025 Annual Report.
Currently, the Board is of the opinion that as of the date of this report it fully complies with the requirements of the Corporate Governance Code.
Additionally, the Directors acknowledge the requirement to implement a diversity policy that will be applicable to the Group’s administrative, management and supervisory bodies and the Remuneration, Audit & Risk and Nomination & Governance committees. For more details, refer to Board
Composition and Workforce Composition within this Annual Report & Form 20-F.
Our Approach to Governance
As of the date of this Annual Report & Form 20-F, our Board is made up of six Directors: one Executive Director, chairman and four Non-Executive
Directors (all of whom are independent, except one).
Alongside the continued focus on our business strategy, we achieved significant milestones in 2024 in strengthening core areas of the business. One such area of focus was corporate governance, where we engaged external consultants to advise on Board best practices, including independence, composition and expertise.
Key Governance Improvements During 2024
The Board recognizes the benefits of good governance and is seeking to apply this in a meaningful way. DEC is a rapidly evolving company that is in an expansion and transition phase. Accordingly, the Board is acutely aware of the need to rapidly and effectively integrate new businesses into the reporting and governance framework of the Group, as determined by the Board. It is recognized that the Board has a key role in balancing the fundamental elements of good governance, namely to deliver business growth and build trust while maintaining a dynamic management framework.
The Board appreciates the importance of good and effective communication and remains in close contact with its shareholders and other stakeholders.
The Board is actively engaged in the process of solidifying its governance framework for its rapidly expanding business. The Board concluded that overall compliance with governance best practice has improved during the year under review, with the following having been achieved:
•The Board re-affirmed several key governance policies including the following: Securities Dealing Policy, Whistleblowing Policy, Anti-Bribery &
Corruption Policy, Socio-Economic Policy, Modern Slavery Policy, EHS Policy, Climate Policy, Employee Relations Policy, Human Rights Policy,
Business Partners Policy, Biodiversity Policy, Code of Business Conduct & Ethics, and Tax Policy.
•The Board achieved further progression of the Group’s overall corporate governance framework and practices, taking into account evolving market best practices and the Group’s NYSE-listing, including, among other things, a continued review and update of the Group’s committee charters and governance policies.
•The Audit & Risk Committee is fully independent and continues to adopt best practice.
•The Remuneration Committee is also independent with three Non-Executive Directors and the Non-Executive Chairman, and, together with a third-
party consultant, conducted a thorough review of the remuneration policy and practices and undertook a consultation exercise with the Group’s largest shareholders.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
•Each committee completed a thorough charter evaluation to identify gaps in coverage, relevance and applicability as well as potential areas of improvement.
•Together with the executive management team, the Chairman and the Nomination & Governance Committee continued to formulate succession planning procedures and plans around key-roles in management.
•The Board encouraged employee outreach and training regarding the Group’s Whistleblowing Policy and was satisfied by measures taken, including the placement of awareness posters with hotline details in all major offices.
•Sylvia Kerrigan continued to serve as Senior Independent Director (for the entirety of 2024 and resigned as a director on January 24, 2025).
Corporate Governance Practices and Foreign Private Issuer Status
Companies listed on the NYSE must comply with the corporate governance standards provided under Section 303A of the NYSE Listed Company Manual.
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the NYSE for U.S. domestic issuers, except that we are required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the Listed Company Manual. Under Section 303A.06, we must have an audit committee that meets the independence requirements of Rule 10A-3 under the Exchange Act. Under Section 303A.06, we must disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Finally, under Section 303A.12(b) and (c), we must promptly notify the NYSE in writing after becoming aware of any non-compliance with any applicable provisions of this Section 303A and must annually make a written affirmation to the NYSE. Further, an LSE listed company must disclose in its annual financial report a statement of how the listed company has applied the principles set out in the UK Corporate Governance Code, in a manner that would enable shareholders to evaluate how the principles have been applied, and a statement as to whether the listed company has (a) complied throughout the accounting period with all relevant provisions set out in the UK Corporate Governance Code; or (b) not complied throughout the accounting period with all relevant provisions set out in the UK Corporate
Governance Code and if so, setting out: (i) those provisions, if any it has not complied with; (ii) in the case of provisions whose requirements are of a continuing nature, the period within which, if any, it did not comply with some or all of those provisions; and (iii) the company’s reasons for non-compliance.
For the purposes of NYSE rules, so long as the Group qualifies as a foreign private issuer, we are eligible to take advantage of certain exemptions from
NYSE corporate governance requirements provided in the NYSE rules. We are required to disclose the significant ways in which our corporate governance practices differ from those that apply to U.S. companies under NYSE listing standards.
Section 312.03 of the NYSE Rules requires that a listed company obtain, in specified circumstances, (1) shareholder approval to adopt or materially revise equity compensation plans, as well as (2) shareholder approval prior to an issuance (a) of more than 1% of its ordinary shares (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding ordinary shares (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control. The Group intends to follow home country law in determining whether shareholder approval is required. Section 302 of the NYSE Rules also requires that a listed company hold an annual shareholders’ meeting for holders of securities during each fiscal year. We will follow home country law in determining whether and when such shareholders’ meetings are required.
The Group may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other requirements under the NYSE
Rules. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE listing requirements applicable to domestic issuers. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NYSE listing standards. Because we are a foreign private issuer, our directors and senior management are not subject to short swing profit and insider trading reporting obligations under Section
16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Board of Directors
The Group has a commitment to strong governance, reporting and operating standards. During 2024, the Board comprised of seven Directors: including a Non-Executive Chair (who was independent upon appointment and whom the Group continues to consider independent), a Non-Executive Vice-Chair, an Executive Director, the Senior Independent Director, three additional independent Non-Executive Directors.

	David E. Johnson	Rusty Hutson, Jr.	Martin K. Thomas
	Non-Executive Chairman, independent upon appointment	Co-Founder and Chief Executive Officer	Non-Executive Vice Chair, independent through December 31, 2023
Age	64	55	60
Appointed	February 3, 2017 and as Chair of the Board on April 30, 2019	July 31, 2014	January 1, 2015
Committee Membership	Remuneration Committee, Sustainability & Safety Committee	None	Nomination & Governance Committee
Experience
Mr. Johnson has served on our Board of
Directors since February 2017 and as the
Independent Chairman since April 2019.
He has worked at a number of leading
investment firms, as both an investment
analyst and a manager, and more recently
in equity sales and investment
management. Mr. Johnson currently serves
on the board of Chelverton Equity
Partners, an AIM-listed holding company,
where he serves as a member of the
Remuneration, Audit and Nomination
committees. Previously, Mr. Johnson was a
consultant at Chelverton Asset
Management from August 2016 to
February 2019. Prior to that, he worked as
a fund manager for the investment
department a large insurance company
and then as Head of Sales and Head of
Equities at a London investment bank. Mr.
Johnson earned a Bachelor of Arts in
Economics from the University of Reading.

Mr. Hutson is our co-founder and has
served as our Chief Executive Officer since
the founding of our predecessor entity in
2001. Mr. Hutson also serves on our Board
of Directors. Mr. Hutson is the fourth
generation in his family to immerse himself
in the natural gas and oil industry, with
family roots dating back to the early
1900s. Mr. Hutson spent many summers of
his youth working with his father and
grandfather in the oilfields of West
Virginia. He graduated from Fairmont State
College (WV) with a degree in accounting.
After college, Mr. Hutson spent 13 years
steadily progressing into multiple
leadership roles at well-known banking
institutions such as Bank One and
Compass Bank. His final years in the
banking industry were spent as CFO of
Compass Financial Services. Building upon
his experiences in the natural gas and oil
industry, as well as the financial sector,
Mr. Hutson established Diversified Energy
Company in 2001. After years of refining
his strategy, Mr. Hutson and his team took
Diversified public in 2017. He continues to
lead his team and expand the Group’s
footprint. With a rapidly growing portfolio,
Mr. Hutson remains focused on operational
excellence and creating shareholder value.

Mr. Thomas has served on our Board of
Directors since January 2015. Since
January 2022, Mr. Thomas has served as a
consultant at the law firm Wedlake Bell
LLP, from where he was previously a
Partner from January 2018 to December
2021. During his more than 30-year legal
career, Mr. Thomas has also served as
Partner of Watson Farley & Williams LLP
from February 2015 to April 2017 and as
consultant of the same firm from May 2017
to May 2018. Mr. Thomas earned a
Bachelor of Laws from the University of
Reading and completed his Law Society
Final Examinations at The College of Law
in the UK.

Key Strengths	Investment sector knowledge; finance; providing strong leadership to the Board in connection with the Board’s role of overseeing strategy and developing stakeholder relations.	Deep understanding and leadership in the natural gas and oil sector; strong track record in developing and delivering results in line with strategy; finance; risk management.	Corporate law; advising on mergers and acquisitions; public offerings.
Current External Roles	Chelverton Equity Partners (Director), an AIM-listed holding company	Board of Governors of West Virginia University	Wedlake Bell LLP (Consultant) and Jasper Consultants Limited (Director)

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance

Board of Directors (continued)

	Sandra M. Stash	David J. Turner, Jr.	Kathryn Z. Klaber
	Independent Non-Executive Director & Non-Executive Director Employee Representative	Independent Non-Executive Director	Independent Non-Executive Director
Age	65	61	58
Appointed	October 21, 2019	May 27, 2019	January 1, 2023
Committee Membership	Sustainability & Safety Committee (Chair), Remuneration Committee, Audit & Risk Committee	Audit & Risk Committee (Chair), Remuneration Committee (appointed Chair on January 24, 2025), Nomination & Governance Committee	Nomination & Governance Committee (Chair), Audit & Risk Committee, Sustainability & Safety Committee
Experience
Ms. Stash has served on our Board of
Directors since October 2019. Ms. Stash
joined Tullow Oil in October 2013 serving
as Executive Vice President of Safety,
Operations and Engineering, and External
Affairs where she served until March 2020.
Ms. Stash is a Certified Director of the US
National Association of Corporate Directors
and a Fellow of the Canadian Academy of
Engineering and currently serves on the
boards of Medallion Midstream LLC, Trans
Mountain Company, Warriors and Quiet
Waters as Chair, the Colorado School of
Mines Board of Governors, First Montana
Bank, and the African Gifted Foundation.
Ms. Stash earned a Bachelor of Science in
Petroleum Engineering from the Colorado
School of Mines and is a Registered
Professional Engineer

Mr. Turner has served on our Board of
Directors since May 2019. Mr. Turner has
served as Chief Financial Officer of Regions
Financial Corporation (NYSE: RF) since
2010 where he leads all finance
operations, including mergers and
acquisitions, financial systems, investor
relations, corporate treasury, corporate
tax, management planning and reporting
and accounting. Prior to his appointment
as Chief Financial Officer, Mr. Turner
oversaw the Internal Audit Division for
AmSouth Bank (which merged with
Regions Financial Corporation in 2006)
from April 2005 to March 2010. Before
beginning his banking career, Mr. Turner
was a certified public accountant and an
Audit Partner with Arthur Andersen and
KPMG specializing in financial services
clients. He earned a Bachelor of Science in
Accounting from the University of
Alabama.

Ms. Klaber has served on our Board of
Directors since January 2023. Since 2014,
Ms. Klaber has served as the Managing
Director of The Klaber Group, which
provides strategic consulting services to
businesses and organizations with a focus
on energy development in the United
States and abroad. Prior to founding The
Klaber Group, Ms. Klaber launched the
Marcellus Shale Coalition, serving as its
first CEO from 2009 to 2013. Previously in
her career, Ms. Klaber also served as the
Executive Vice President for
Competitiveness at the Allegheny
Conference on Community Development,
Executive Director of the Pennsylvania
Economy League, and consultant at
Environmental Resources Management,
where she gained significant experience in
EHS strategy and compliance. Ms. Klaber
received her B.A. in Environmental Science
from Bucknell University and her MBA from
Carnegie Mellon University.

Key Strengths	Risk management & sustainability; operations & engineering; employee engagement.	Financial expert with recent and relevant experience; capital markets; financial operations; audit experience; risk management.	Regulatory compliance, energy specific sustainability programs; EHS processes industry knowledge, risk management; governance.
Current External Roles
Colorado School of Mines (Board of
Governors member), Trans Mountain
Company, Warriors and Quiet Waters, a
Canadian Crown Corporation (Chair and
Director), First Montana Bank (Director),
and Medallion Midstream, LLC (Director)

Regions Financial Corporation (CFO),
Junior Achievement of Alabama, Inc.
(Board and Executive Committee),
Leadership Alabama (Director), a nonprofit
organization, and Five Star Preserve
(Director), a nonprofit organization
RLG International (Director), Junior Achievement of Western Pennsylvania (Director and immediate past-Chair), and Beaver County Chamber of Commerce (Beaver County, Pennsylvania) (Chair)

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance

Board of Directors (continued)		Senior Management

	Sylvia Kerrigan	Bradley G. Gray	Ben Sullivan
	Senior Independent Non-Executive Director (ceased to be a director on January 24, 2025)	President and Chief Financial Officer	Senior Executive Vice President, Chief Legal & Risk Officer, and Corporate Secretary
Age	59	56	46
Appointed	October 11, 2021
Committee Membership	Remuneration Committee (Chair for entirety of 2024 through January 24, 2025), Nomination & Governance Committee
Experience
Ms. Kerrigan has served on our Board of
Directors since October 2021. Currently,
she is the Chief Legal Officer at Occidental
Petroleum Corporation (NYSE: OXY). Prior
to joining Occidental, Ms. Kerrigan served
as the Executive Director of the Kay Bailey
Hutchinson Center for Energy, Law and
Business at the University of Texas, where
she remains a member of the Executive
Council. In Ms. Kerrigan’s more than 20
years with Marathon Oil Corporation, she
served in a number of roles overseeing
public policy, legal and compliance,
corporate positioning and external
communications before retiring in 2017
after eight years as the Executive Vice
President, General Counsel and Corporate
Secretary. Ms. Kerrigan has also served as
a director for Hornbeck Offshore Services,
Inc. since August 2022 and Board of
Trustees for Southwestern University since
March 2014. Ms. Kerrigan holds a
Directorship Certification through the
National Association of Corporate
Directors. Ms. Kerrigan earned a Bachelor
of Arts from Southwestern University and a
Doctor of Jurisprudence from the
University of Texas at Austin School of
Law.

Mr. Gray has served as our President and
Chief Financial Officer since September
2023. Mr. Gray has also served as the
Group’s Executive Vice President, Chief
Operating Officer since October 2016 to
September 2023. Mr. Gray has also served
on the Board of Directors until September
2023. Prior to joining the Group, Mr. Gray
served as the Senior Vice President and
Chief Financial Officer for Royal Cup, Inc.
from August 2014 to October 2016. Prior
to that, from 2006 to 2014, Mr. Gray
served in various roles at The McPherson
Companies, Inc., most recently as
Executive Vice President and Chief
Financial Officer from September 2006 to
December 2013. Mr. Gray previously
worked in various financial and operational
roles at Saks Incorporated from 1997 to
2006. Mr. Gray has a B.S. degree in
Accounting from the University of Alabama
and was formerly a licensed CPA
(Alabama).

Mr. Sullivan has served as our Senior
Executive Vice President, Chief Legal &
Risk Officer, and Corporate Secretary since
September 2023, and prior to that served
as Executive Vice President, General
Counsel and Corporate Secretary since
2019. Prior to joining us, Mr. Sullivan
worked with Greylock Energy, LLC (an
ArcLight Capital Partners portfolio
company) and its predecessor, Energy
Corporation of America, from 2012 to
2017, most recently as Executive Vice
President, General Counsel and Corporate
Secretary from 2017 to 2019. Prior to that,
Mr. Sullivan served as counsel for EQT
Corporation from 2006 to 2012. He is a
member of the leadership and board of
directors of several commerce, legal and
industry groups, and has considerable
experience in corporate governance and
reporting, corporate responsibility and
sustainability matters, complex commercial
transactions, land/real estate, acquisitions
& divestitures, financing, government
investigations and corporate workouts and
restructurings. Mr. Sullivan received a B.A.
from the University of Kentucky and a J.D.
degree from the West Virginia University
College of Law. He holds licenses to
practice law in several states, including
Pennsylvania and West Virginia.

Key Strengths	Corporate law; governance; merger and acquisition; regulatory; risk management; cybersecurity and information privacy matters; corporate responsibility and sustainability.	Corporate structure; operational processes and management; finance; strategic support to the CEO; mergers and acquisitions; acquisition integration; information technology; personnel leadership.	Legal expert, mergers and acquisitions, land/real estate, regulatory compliance and governance, risk management and strategic support to the CEO.
Current External Roles	Occidental Petroleum (Chief Legal Officer), Kay Bailey Hutchinson Center for Energy, Law and Business at the University of Texas (Director), and Hornbeck Offshore Services, Inc. (Director)	None	None

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Directors’ Report
The Directors present their report on the Group, together with the audited Group Financial Statements, for the year ended December 31, 2024.
Board of Directors
The Directors of the Group who were in office during the year and up to the date of signing the financial statements were:
•David E. Johnson - Non-Executive Chair (independent upon appointment)
•Rusty Hutson, Jr. - Chief Executive Officer and Executive Director
•Martin K. Thomas - Non-Executive Vice Chair
•David J. Turner, Jr. - Independent Non-Executive Director
•Sandra M. Stash - Independent Non-Executive Director
•Sylvia Kerrigan - Senior Independent Non-Executive Director (for the entirety of 2024 through January 24, 2025)
•Kathryn Z. Klaber - Independent Non-Executive Director
Incorporation and Listing
The Company was incorporated on July 31, 2014, and completed the transfer to the Official List of the Financial Conduct Authority (“FCA”) and
admission to the Main Market of the LSE from AIM in May 2020. The Company commenced trading on the New York Stock Exchange (“NYSE”) on
December 18, 2023. Following the changes to the UK Listing Rules on 29 July 2024, the Premium Listing Segment was replaced by the Equity Shares
(Commercial Companies) category and the Company continues to remain listed on the new equity shares (commercial companies) category of the
Official List of the Financial Conduct Authority.
Review of Business, Outlook & Dividends
The Group is a natural gas, NGLs and oil producer and midstream operator and is focused on acquiring and operating mature producing wells with long lives and low-decline profiles. The Group’s assets have historically been located within the Appalachian Region, but the Group has acquired assets expanding its footprint into the Central Region, consisting of the states of Louisiana, Texas and Oklahoma. The Group is headquartered in Birmingham,
Alabama, U.S., and has field offices located throughout the states in which it operates.
Details of the Group’s progress during the year and its future prospects are provided in the Strategic Report within this Annual Report & Form 20-F.
Results
The Group’s reported statutory loss for 2024 was $87 million, or $1.84 per share, and when adjusted for certain non-cash items, it reported adjusted
EBITDA of $472 million. The Group’s adjusted EBITDA for 2023 was $547 million. For more information on adjusted EBITDA refer to APMs within this
Annual Report & Form 20-F.
Dividend Approach
The Board’s target has been to return free cash flow to shareholders by way of dividend, on a quarterly basis, in line with the strength and consistency of the Group’s cash flows.
For the three months ended March 31, 2024, the Group paid a dividend of $0.290 per share on September 27, 2024. For the three months ended
June 30, 2024, the Group paid a dividend of $0.290 per share on December 27, 2024. For the three months ended September 30, 2024, the Group expects to pay a dividend of $0.290 per share on March 31, 2025. For the three months ended December 31, 2024, the Group expects to pay a dividend of $0.29 per share.
The Directors may further revise the Group’s approach to dividends from time to time in line with the Group’s actual results and financial position. The
Board’s approach to its dividend reflects the Group’s current and expected future cash flow generation potential.
Disclosure of Information under UKLR 6.6.1R
The information that fulfills the reporting requirements under this rule can be found in the locations identified below.

Section	Topic	Location
(1)	Interest capitalized	Not applicable
(2)	Publication of unaudited financial information	Not applicable
(4)	Details of long-term incentive schemes	The Remuneration Committee's Report
(5)	Waiver of emoluments by a Director	Not applicable
(6)	Waiver of future emoluments by a Director	Not applicable
(7)	Non pre-emptive issues of equity for cash	Share Capital
(8)	As item (7), in relation to major subsidiary undertakings	Not applicable
(9)	Parent participation in a placing by a listed subsidiary	Not applicable
(10)	Contracts of significance	Material Contracts
(11)	Provision of services by a controlling shareholder	Not applicable
(12)	Shareholder waivers of dividends	Not applicable
(13)	Shareholder waivers of future dividends	Not applicable
(14)	Agreements with controlling shareholders	Not applicable

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Directors’ Interest in Shares
The Directors’ beneficial interests in the Group’s share capital, including family interests, on December 31, 2024 are shown below. These interests are based on the issued share capital at that time. As of February 28, 2025, there have been no changes to the Directors’ interests. The Non-Executive
Directors will purchase shares after the release of this Annual Report & Form 20-F pursuant to the Non-Executive Director Share Purchase Program
implemented in 2022.

Director	Appointed	Shares of £0.20	% of Issued Share Capital
Rusty Hutson, Jr.	July 31, 2014	1,234,134	2.41%
Martin K. Thomas	January 1, 2015	113,850	0.22%
David E. Johnson	February 3, 2017	23,750	0.05%
David J. Turner, Jr.	May 27, 2019	33,087	0.06%
Sandra M. Stash	October 21, 2019	4,092	0.01%
Kathryn Klaber	January 1, 2023	2,912	0.01%
Sylvia Kerrigan	October 11, 2021	3,181	0.01%
		1,415,006	2.77%
Future Developments
The Directors continue to review and evaluate strategic acquisition opportunities recommended by the Senior Leadership Team, which align with the strategy and requirements of the Group. Additional details are disclosed in Strategy within this Annual Report & Form 20-F.
Share Capital
As of December 31, 2024, the Group’s issued share capital consisted of 51,295,942 shares with a par value of £0.20 each, with ~45% of record holders in the U.S. and ~55% of record holders in the UK. The Group has only one class of share and each share carries the right to one vote at the Group’s
AGM. No person has any special rights of control over the Group’s share capital and all issued shares are fully paid. There are no specific restrictions on the size of a holding nor on the transfer of shares, which are both governed by the general provisions of the Group’s Articles of Association and prevailing legislation. The Directors are not aware of any agreements between holders of the Group’s shares that may result in restrictions on the transfer of securities or on voting rights.
The Group was authorized by shareholders at the 2024 AGM held on May 10, 2024 to purchase in the market up to 10% of its issued shares (excluding any treasury shares), subject to certain conditions laid out in the authorizing resolution. The standard authority is renewable annually; the Directors will seek to renew this authority at the upcoming AGM. Details of shares issued and repurchased by the Group during the period are set out in Note 16 in the Notes to the Group Financial Statements.
In the second half of 2024, the Company issued 4,592,095 new ordinary shares at an average $12.13 per share (£9.41) for aggregate gross proceeds of
$56 million to fund a portion of the East Texas II and Crescent Pass transactions, discussed in Note 5. The new shares issued represented 9% of the
Company’s existing share capital as of December 31, 2024.
Employee Benefit Trust
An Employee Benefit Trust (“EBT”) was established in 2022 to purchase shares already in the market and is operated through a third-party trustee. The objective of the EBT is to benefit the Group’s employees and in particular, to provide a mechanism to satisfy rights to shares arising on the exercise or vesting of awards under the Group’s share-based incentive plans and reduce dilution for shareholders. As of February 28, 2025, the EBT holds 646,098 shares and has distributed 561,566 shares under the Group’s share-based incentive plans.
Financial Instruments
Details of the Group’s principal risks and uncertainties relating to financial instruments are detailed below and in Note 25 in the Notes to the Group
Financial Statements.
Risk Management
Risk management is integral to all of the Group’s activities. Each member of executive management is responsible for continuously monitoring and managing risk within the relevant business areas. Every material decision is preceded by an evaluation of applicable business risks. Reports on the
Group’s risk exposure and reviews of its risk management are regularly undertaken and presented to the Board. Additional details regarding the Group’s risk management can be found in Principal Risks and Uncertainties in the Strategic Report within this Annual Report & Form 20-F.
Securities Dealing Code
The Group adopted a Securities Dealing Code for share dealings reasonably designed for a company listed on the equity shares (commercial companies)
category of the Official List of the FCA and admitted to the Main Market of the LSE and NYSE-listed company to promote compliance with insider trading laws, rules, regulations and applicable listing standards. The code applies to the Directors, members of the Senior Leadership Team and other relevant employees of the Group and is monitored by the Group’s compliance-focused employees.
Other Corporate Governance Policies
The Board reviewed, updated, and reaffirmed several key governance policies in 2024, including the following:
•Whistleblowing Policy - aims to provide guidance as to how individuals may raise their concerns and to ensure that they may do so confidently and confidentially.
•Anti-Bribery & Corruption Policy - acknowledges the Group’s commitment to right and ethical practices and addresses bribery and corruption risk as a part of the Group’s overall risk management strategy.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
•Socio-Economic Policy - affirms the Group’s commitment to being recognized as a leader in the field of corporate responsibility and recognizes the added value for our shareholders.
•Modern Slavery Policy - recognizes that modern slavery is a significant global human rights issue and has many forms including human trafficking, forced labor, child labor, domestic servitude, people trafficking and workplace abuse. The Group is committed to respecting internationally recognized human rights, including ensuring that we are in no way involved or associated with the issue of forced or involuntary labor and that modern slavery and human trafficking are not taking place in any part of our business.
•EHS Policy - guides activities to protect employees, contractors, the public and the environment.
•Climate Policy - recognizes that climate change is a complex global issue that may have an impact of the Group’s operations, processes, equipment and capabilities.
•Employee Relations Policy - acknowledges the value of the Group’s employees and highlights the Group’s commitments to promote employee safety, health and well-being.
•Human Rights Policy - recognizes the Group’s commitment and responsibility to ensure that human rights are upheld in every of its business operations and to promote human rights where it can make a positive contribution.
•Business Partners Policy - provides the standards the Group expects from its consultants, outsourced providers, subcontractors, vendors and suppliers to adhere to in their business activities with the Group.
•Biodiversity Policy - outlines the Group’s commitment to promote a net positive impact on the environment and its natural biodiversity.
•Code of Business Conduct & Ethics - provides the standards the Group expects from its Directors, officers and employees, including honest and ethical conduct, compliance with applicable laws and prompt internal reporting and accountability for adherence to the code.
•Tax Policy - outlines the Group’s tax objections and the foundation of the Group’s tax approach.
These corporate governance policies can be viewed on the Group’s website at www.div.energy/about-us/corporate-governance.
Subsequent Events
Refer to Note 28 in the Notes to the Group Financial Statements.
Director Attendance at Board and Committee Meetings
Directors are expected to attend and participate in all Board meetings and meetings of committees on which they serve and are expected to be available for consultation with management as requested from time to time. Regular Board and committee meetings are held at such times as the Board and committees, respectively, may determine. Special meetings may be called upon appropriate notice at any time.
The following table shows the number of Board and committee meetings required to be held and actually held in 2024:

Type of Meeting	Number of Meetings Required to be Held	Number of Meetings Held
Board of Directors	—	10
Audit & Risk Committee	3	5
Nomination & Governance Committee	2	3
Remuneration Committee	2	3
Sustainability & Safety Committee	2	6
Members of the Board attended Board and committee meetings (to the extent they were members of such committee in 2024) as summarized in the following table.

Director	Committee Seats (during 2024)	Board	Audit & Risk Committee	Nomination & Governance Committee	Sustainability & Safety Committee	Remuneration Committee
Rusty Hutson, Jr.	None	10	—	—	—	—
David E. Johnson	R,S	10	—	—	6	3
Martin K. Thomas	N	10	—	3	—	—
Kathryn Z. Klaber	N,A,S	10	5	3	6	—
Sandra M. Stash	S,A,R	10	5	—	6	3
David J. Turner, Jr.	A,R	10	5	—	—	3
Sylvia Kerrigan	R,N	10	—	3	—	3
Directors’ Indemnities
As permitted by the Group’s Articles of Association, the Directors have the benefit of an indemnity, which is a qualifying third-party indemnity provision as defined by Section 234 of the Companies Act 2006. The indemnity was in force during the financial year and remains in force at the date of this report. The Group also purchased and maintained throughout the financial period Directors’ and officers’ liability insurance in respect of itself and its
Directors. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Conflict of Interest
There are no potential conflicts of interest between any duties owed by the Directors or members of the Senior Leadership Team to the Group and their private interests and/or other duties. In addition, there are no arrangements or understandings with any of the shareholders of the Group, customers, suppliers or others pursuant to which any Director or member of the Senior Leadership Team was selected to be a Director or Senior Manager. The
Group tests regularly to ensure awareness of any future potential conflicts of interest and related party transactions. Directors are required to declare any additional or changed interests at the beginning of each Board meeting. In the event a conflict should arise, the pertinent Director would not take part in decision making related to the conflict. Additionally, there are no family relationships among any of our Directors or Senior Managers
Substantial Shareholders
As of February 26, 2025, the following shareholders hold greater than 3% of the Group’s issued shares with voting rights:

Shareholders(a)	Number of Shares	% of Issued Share Capital
BlackRock	4,909,399	8.21%
Columbia Management Investment Advisers	3,251,605	5.44%
Jupiter Asset Management	2,792,978	4.67%
Maverick Natural Resources	2,342,445	3.92%
Hargreaves Landsdown	2,108,083	3.53%
Interactive Investor	2,052,048	3.43%
(a)The Group derives the information from TR1 notifications, its third-party performed annual shareholder analysis to support its Foreign Private Issuer status as a U.S.
Corporation listed on the LSE, and from periodic third-party share register reports it receives.
Independent Auditors
The independent auditors, PricewaterhouseCoopers LLP (“PwC”), have expressed their willingness to continue in office as auditors and a resolution to reappoint PricewaterhouseCoopers LLP will be proposed at the forthcoming AGM.
Corporate Governance Statement
The Directors recognize the importance of sound corporate governance and their associated report is set out in the Chairman’s Governance Statement within this Annual Report & Form 20-F. The Group reports against the UK Corporate Governance Code.
As further described in the UK Corporate Governance Code Compliance Statement provided within this Annual Report & Form 20-F, the Group is currently in compliance with the Corporate Governance Code other than as set out therein.
Engagement with Employees’ Statement
The Group is exempted from some reporting requirements, as it did not employ more than 250 employees in the UK during the year under review. As of
December 31, 2024, the Group had 1,589 full-time employees, with 1,187 production employees and 402 production support employees across our ten-
state operating footprint in the U.S.
In line with industry standards in the country of employment, our employees maintain a range of relationships with union groups. The Group has not previously experienced labor-related work stoppages or strikes and believe that our relations with union groups and our employees are satisfactory.
As per Section 54(1) of the Modern Slavery Act 2015, our Modern Slavery Policy is reviewed and approved by the Board annually and published on our website. The statement covers the activities of the Group and details policies, processes and actions we have taken to ensure that slavery and human trafficking are not taking place in our supply chains or any part of our business. More information on our Modern Slavery Policy can be found on our website.
Pursuant to the Group’s Employee Handbook, the Group will endeavor to make reasonable accommodation to the known physical or mental limitations of qualified employees with disabilities.
Engagement with Stakeholders’ Statement
The Group adheres to best-in-class operating standards, with a strong focus on EHS to ensure the safety of its employees, local communities and the environment in which the Group operates. This element of reporting is discussed in the Section 172 Statement and Sustainability & Safety Committee’s
Report within this Annual Report & Form 20-F. Furthermore, the Director designated to engage with the workforce as required under the Corporate
Governance Code is currently Sandra M. Stash.
Relations with Shareholders
The Group aims to maintain its committed approach to long-term sustainability, which, alongside its strict fiscal discipline and stewardship, maximizes returns to its shareholders. The Directors attach great importance to maintaining good relationships with shareholders. Extensive information about the
Group’s activities is included in its annual and interim reports and accounts and related presentations. The Group also issues regular updates to shareholders.
Persons possessing market sensitive information are notified in accordance with the Market Abuse Regulation. The Group is active in communicating with both its institutional and private shareholders. The AGM provides an opportunity for all shareholders to communicate with and to question the
Board on any aspect of the Group’s activities. The Group maintains a corporate website at www.div.energy where information on the Group is regularly updated, including Annual and Interim Reports and all announcements.
The Directors are available for communication with shareholders and all shareholders have the opportunity, and are encouraged, to attend and vote at the AGM of the Group during which the Board will be available to discuss issues affecting the Group. The Board stays informed of shareholders’ views via regular meetings and other communications they may have with shareholders.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
At the 2024 AGM, while shareholders approved most of the resolutions with majorities in excess of 99%, Resolution 19 (Amendment to 2017 Equity
Incentive Plan to increase the number of shares available under the Plan), while receiving 74% of the vote "FOR", did not meet the 75% threshold to pass. Following the AGM, the Group consulted and engaged with a number of shareholders who voted against the resolutions to better understand their concerns. The Directors are thankful to the shareholders for sharing their views. They understand that the negative vote was principally related to the disconnect between traditional equity compensation plans in the United States, the Group’s primary operating market, in relation to traditional compensation practices in the United Kingdom and the mechanics of recalibrating the Equity Incentive Plan after approximately seven years of existence. The dialogue with the shareholders has highlighted that there remains strong support for the Group’s equity incentive arrangements.
The Board has discussed the feedback received in detail and continues to actively dialogue with shareholders on the equity incentive and compensation arrangements.
Environmental Information
The Group adheres to best-in-class operating standards, with a strong focus on EHS to ensure the safety of its employees. There is extensive coverage of these issues within the Group’s 2024 Sustainability Report which will be available on its website at www.div.energy and in the Sustainability & Safety
Committee’s Report within this Annual Report & Form 20-F.
Workforce Composition
We believe that a workforce with a broad range of skills, experiences, and perspectives contributes to a successful and sustainable business. We value the unique talents, expertise, and creativity that individuals bring to the Group.
The Group is committed to fostering a work environment where employees are evaluated based on their contributions and abilities. Decisions related to recruitment, selection, development, and promotion are based on merit and qualifications, ensuring that individuals are considered fairly. The Group does not discriminate on the basis of race, color, religion, national origin, ancestry, citizenship, age, disability, sex, marital status, pregnancy, veteran status, sexual orientation, gender identity, genetic information, or any other characteristic protected by applicable law. All applicants receive full and fair consideration for employment opportunities, and career development, compensation, and advancement are based on objective criteria. Additionally, employees who experience changes in their abilities while working within the Group are supported through retraining and other resources to facilitate their continued success.
Charitable & Political Donations
The Group did not make any political donations or incur any political expenditures to candidates or political campaigns or candidates during the period.
During the year, the Group contributed nearly $2.1 million to numerous community organizations.
Going Concern
The Directors have given careful consideration to the appropriateness of the going concern basis in the preparation of the financial statements. The validity of the going concern concept is dependent on funding being available for the working capital requirements of the Group in order to finance the continuing development of its existing projects for at least the next 12 months. Sufficient funds are available in the short-term to fund the working capital requirements of the Group. The Directors believe that this will enable the Group to continue in operational existence for the foreseeable future and to continue to meet obligations as they fall due. Refer to Viability and Going Concern within this Annual Report & Form 20-F for a summary of the
Directors’ assessment.
Annual General Meeting
The AGM of the Group will be held in London on April 9, 2025. Full details of these proposals will be set out in a separate Notice of AGM sent to all shareholders.
Shareholders are invited to complete the proxy form/form of instruction received either by post or vote electronically in CREST in accordance with the
Notes contained in the Notice of the AGM. The Notice of the AGM and Proxy Form/form of instruction are available on the Group’s website at
www.div.energy.
Additional Disclosures
Supporting information that is relevant to the Directors’ report, which is incorporated by reference into this report, can be found throughout this Annual
Report & Form 20-F.
For considerations of post balance sheet events refer to Note 28 in the Notes to the Group Financial Statements within this Annual Report & Form 20-F.
Statement of Directors’ Responsibilities in Respect of the Financial Statements
The Directors are responsible for preparing the Annual Report & Form 20-F and the financial statements in accordance with applicable law and regulation.
Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group
Financial Statements in accordance with UK-adopted international accounting standards and the Company Financial Statements in accordance with
United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 102 “The Financial Reporting Standard applicable in the UK and Republic of Ireland”, and applicable law). In preparing the group financial statements, the directors have also elected to comply with International Financial Reporting Standards issued by the International Accounting Standards Board (IFRSs as issued by IASB).
Under company law, Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:
•Select suitable accounting policies and then apply them consistently;
•State whether applicable UK-adopted international accounting standards and IFRSs issued by IASB have been followed for the Group Financial
Statements and United Kingdom Accounting Standards, comprising FRS 102 have been followed for the Company Financial Statements, subject to any material departures disclosed and explained in the financial statements;
•Make judgments and accounting estimates that are reasonable and prudent; and

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
•Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.
The Directors are responsible for safeguarding the assets of the Group and Company and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s and Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the Companies Act 2006.
The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Directors’ Confirmations
The Directors consider that the Annual Report & Form 20-F and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s and Company’s position and performance, business model and strategy.
Each of the Directors, whose names and functions are listed in Directors' Report confirm that, to the best of their knowledge:
•The Group Financial Statements, which have been prepared in accordance with UK-adopted international accounting standards and IFRSs issued by
IASB, give a true and fair view of the assets, liabilities, financial position and loss of the Group;
•The Company Financial Statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 102, give a true and fair view of the assets, liabilities, and financial position of the Company; and
•The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the Company, together with a description of the principal risks and uncertainties that it faces.
In the case of each Director in office at the date the Directors’ Report is approved:
•So far as that Director is aware, there is no relevant audit information of which the Group’s and the Company’s auditors are unaware; and
•They have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the Group’s and Company’s auditors are aware of that information.
This Annual Report & Form 20-F was approved by the Board of Directors and authorized to be issued on March 17, 2025.
On behalf of the Board:
/s/ David E. Johnson
David E. Johnson
Chairman of the Board
March 17, 2025
The Nomination & Governance Committee’s Report
Committee Composition
•Kathryn Z. Klaber, Chair
•Martin K. Thomas
•Sylvia Kerrigan (for the entirety of 2024 through January 24, 2025)
•David J. Turner, Jr. (joined as of January 24, 2025)
Key Objective
The Nomination & Governance Committee assists the Board in (i) discharging its responsibilities related to reviewing its structure, size and composition,
(ii) recommending to the Board any changes required for succession planning and monitoring governance trends and best practices, and (iii) identifying and nominating for approval Board candidates to fill vacancies as and when they arise. The Nomination & Governance Committee is responsible for leading the process for appointments, ensuring plans are in place for orderly succession for both the Board and senior management positions, and overseeing the development of a diverse pipeline for succession.
The Nomination & Governance Committee is responsible for reviewing the results of the Board’s Performance Review process and for making recommendations to the Board concerning suitable candidates for the role of Senior Independent Director, the membership of the Board’s committees and the election or re-election of Directors at each AGM.
The Nomination & Governance Committee also oversees the Group’s governance structure and monitors trends and compliance with governance best practices.
Key Matters Discussed by the Committee
During the past year the Nomination & Governance Committee:
•Led the annual Board Performance Review process over the course of the year, which included (i) an evaluation of the structure, agendas and outcomes of Board and Board committee meetings and (ii) a comprehensive report and roundtable exercise with the entire Board;
•Took steps with senior management to develop a training regime for the entire Board for the 2024 year and beyond, with training from internal personnel and external resources on topical subjects such as governance, oversight and Director responsibilities;
•Assessed the member composition of each Board committee to ensure alignment with best practices for Board and committee independence.
•Conducted (together with senior management) a committee-by-committee assessment process to evaluate and provide feedback to each committee chair;

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
•Worked with the Senior Independent Director and senior management to facilitate the Senior Independent Director’s review of the Chairman;
•Worked with the Chairman and senior management to facilitate the review of the CEO;
•Worked with the Chief Human Resources Officer and Chief Legal & Risk Officer to formulate succession planning procedures and plans around key-
roles in management;
•Worked with the Chief Legal & Risk Officer on an evaluation of trends in hiring and onboarding practices and legal risk mitigation related to the same;
•Reviewed management’s stakeholder engagement efforts and advised on strategy and best practices;
•Reviewed and updated the Nomination & Governance Committee’s Terms of Reference to reflect best practices;
•Continued to work with external advisors and senior management to analyze, assess and implement an enhanced governance framework related to the Group’s NYSE and LSE listings, including, among other things, a review and update of the Group’s committee charters and governance policies;
and
•Encouraged and maintained oversight of employee outreach and training regarding the Group’s Whistleblowing Policy and was satisfied by measures taken, including the placement of awareness posters with hotline details in all major offices.
Committee Effectiveness
The Nomination & Governance Committee performed a critical analysis internal review and evaluation on itself, as part of its annual self-review process.
No significant areas of concern were raised.
Membership
For 2024, the Nomination & Governance Committee comprised of three Non-Executive Directors, two of whom were considered independent: Ms. Klaber
(independent), the Nomination & Governance Committee Chair, Mr. Thomas, and Ms. Kerrigan (independent). Ms. Kerrigan served on the Nomination &
Governance Committee for the entirety of 2024 and resigned from the Board of Directors on January 24, 2025. Mr. Turner has been appointed to the
Nomination & Governance Committee with effect from January 25, 2025. Benjamin Sullivan, Senior Executive Vice President, Chief Legal & Risk Officer
and Corporate Secretary acts as Secretary to the Nomination & Governance Committee.
Meetings and Attendance
The Nomination & Governance Committee met three times in 2024 and has met once thus far in 2025. At the end of each Nomination & Governance
Committee meeting, the committee typically meets in private executive session without management present to ensure that points of common concern are identified and that priorities for future attention by the committee are agreed upon. The Chair of the Nomination & Governance Committee keeps in close contact with the Chief Executive Officer and Chief Legal & Risk Officer between committee meetings. For Nomination & Governance Committee meeting attendance for each Director see the Directors’ Report within this Annual Report & Form 20-F.
Responsibilities and Terms of Reference
The Nomination & Governance Committee’s main duties are:
•Reviewing the structure, size and composition of the Board (including the skills, knowledge and experience of its members) and making recommendations to the Board with regard to any changes required;
•Identifying and nominating, for Board approval, candidates to fill Board vacancies as and when they arise;
•Succession planning for Directors and other senior managers;
•Reviewing annually the time commitment required of Non-Executive Directors; and
•Overseeing the Group’s governance structure as well as trends and compliance in governance best practices.
The Nomination & Governance Committee has formal terms of reference which can be viewed on the Group’s website.
Due to other commitments, Ms. Kerrigan resigned from the Group’s Board of Directors effective as of January 24, 2025. Ms. Kerrigan provided invaluable leadership, experience, insight, and steadfast support throughout her tenure on the Board, including on legal and industry related matters. As succession planning is one of the Nomination & Governance Committee’s main duties, it will be reviewing whether Ms. Kerrigan’s resignation would lend itself to a determination that the Group should identify and nominate of a new board member who embodies similar leadership and skills in 2025. It is noted that the Board already has experts with both legal and industry backgrounds.
Corporate Responsibility in Hiring
The Nomination & Governance Committee and Board are proud of the progress made to date on diversity within the Group, including achieving the UK
Listing Rules’ targets for 2024 of (i) more than 40% female representation on the Board through the entirety of 2024, with 43% female Board members, and (ii) a female holding a senior Board position, with Ms. Kerrigan serving as the Senior Independent Director during 2024 and through her resignation on January 24, 2025, and Ms. Stash now serving as the Senior Independent Director.
The Group continued its efforts in gender balance in 2024. Evidencing this improvement, the FTSE Women Leaders Review 2024 indicated Diversified ranks in 57th place among the FTSE 250. It also recognized 43% female representation at Board level and 39% in the executive committee and direct reports category (which is comprised of 36 females and 56 males). Within the energy sector, the Group is in 3rd place. The FTSE Women Leaders
Review is an independent framework supported by the Government that builds on the excellent work of both the Hampton-Alexander and Davies
Reviews which ensures that talented women at the top of business are recognized, promoted and rewarded.
The Nomination & Governance Committee also acknowledges the UK Listing Rule ethnic diversity targets, which the Group intends to continue to closely examine and evaluate in 2025 in terms of Board membership, additions, recruitment and retention.
The Group believes that a diverse and engaged workforce and Board is an important goal. In particular, the Group continues to focus on support for and communication with all groups in the communities in which it operates. It is the Nomination & Governance Committee’s hope that these efforts will increase interest in our industry and assist in the continued development of qualified candidates.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Board Performance Review
The Nomination & Governance Committee assisted the Chair with the Board Performance Review. The Board Performance Review focused on the following topics, among other things:
•Strategy development and implementation;
•Risk awareness, monitoring and reporting;
•Cooperation with and evaluation process of the CEO and Senior Leadership Team;
•Board composition and dynamics;
•Onboarding and induction program;
•Meeting structure and operation;
•Meeting effectiveness;
•Shareholder and stakeholder relations;
•Committee, Senior Independent Director and Vice Chairman value contribution; and
•Individual evaluation of the Chairman and all Board members.
The Board Performance Review utilized an online questionnaire and thorough analysis of questionnaire results. The evaluation, analysis and reporting took place from September to November 2024 and confirmed that the Board and its Directors effectively perform their respective roles. The review highlighted certain areas for improvement such as restructuring meeting agendas to enhancing strategic discussions.
/s/ Kathryn Z. Klaber
Kathryn Z. Klaber
Chair of the Nomination & Governance Committee
March 17, 2025
The Audit & Risk Committee’s Report
Committee Composition
•David J. Turner, Jr., Chair
•Sandra M. Stash
•Kathryn Z. Klaber
This report covers the activities of the Audit & Risk Committee in 2024 and in the period up to the approval of the Annual Report & Form 20-F for the year ended December 31, 2024.
Key Objective
The Audit & Risk Committee acts on behalf of the Board and the shareholders to ensure the integrity of the Group’s financial reporting. The Audit & Risk
Committee’s main functions include, among other things, reviewing and monitoring internal financial control systems and risk management systems on which the Group is reliant, reviewing annual and interim accounts and auditors’ reports; making recommendations to the Board in relation to the appointment and remuneration of the Group’s external auditors; and monitoring and reviewing annually the external auditors’ independence, objectivity, effectiveness and qualifications.
Key Matters Discussed by the Committee
During the past year the Audit & Risk Committee:
•Reviewed and challenged interim and annual financial reporting;
•Reviewed and approved the Group’s Hedging Policy;
•Reviewed the Group’s system of internal controls and assessed its effectiveness;
•Continued to engage with management on the post-U.S. listing integration of the applicable NYSE Rules and SEC Rules into the Group’s framework;
•Reviewed and assessed the Group’s approach to its asset retirement obligations and overall liquidity;
•Reviewed and updated the Audit & Risk Committee’s Terms of Reference to reflect best practices;
•Reviewed the Enterprise Risk Management control strategy and function;
•Reviewed the Group’s procedures for detecting fraud, prevention of bribery, and anti-money laundering systems and controls;
•Reviewed the adequacy and security of processes for employees and contractors to raise concerns confidentially about possible wrongdoing in financial reporting or other matters;
•Engaged with management regarding internal investigations and compliance reviews;
•Continued to engage with Joyce Collins, Vice President of Internal Audit, to further enhance the Group’s internal audit function and consult with Ms.
Collins during private executive sessions;
•Approved the external audit plan presented by PwC, reviewed the effectiveness of the external audit and held independent discussions with the lead audit partner as well as private confirmatory meetings with members of the PwC audit team;
•Implemented a formal written policy for non-audit services to preserve independence and objectivity of the external auditor in performing statutory audits;
•Reviewed correspondence with the Financial Reporting Council (the “FRC”) related to financial reporting; and
•Enhanced our internal control procedures and financial reporting mechanisms to assist the Group’s ability to achieve compliance with Sarbanes-
Oxley Act.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Independence
The Audit & Risk Committee regards independence of the external auditor as crucial in safeguarding the integrity of the audit process and takes responsibility for ensuring an effective three-way relationship between the committee, the external auditor and management. The Audit & Risk
Committee confirmed that the external auditors, PwC, remain independent and that non-audit fees remain appropriate and reasonable.
Committee Effectiveness
The Audit & Risk Committee completed a critical review of its operations and effectiveness during 2024 as part of its annual self-review process. No significant areas of concern were raised.
Areas of Focus in 2025
•Review the Group’s procedures in relation to maintaining high standards across all ethics and compliance matters; and
•Ensure that all risks are appropriately identified, prioritized, addressed, and are managed by the respective risk owner.
Membership
In line with the recommendations set by the UK Corporate Governance Code, the Audit & Risk Committee is comprised of three Independent Non-
Executive Directors members: David J. Turner, Jr., the Audit & Risk Committee Chair and Financial Expert, Sandra M. Stash and Kathryn Z. Klaber.
Benjamin Sullivan, Senior Executive Vice President, Chief Legal & Risk Officer and Corporate Secretary acts as Secretary to the Audit & Risk Committee.
The Audit & Risk Committee has recent and relevant financial experience through the leadership of Mr. Turner, who is presently the Chief Financial
Officer at Regions Financial Corporation, a publicly traded U.S. bank that is a member of the S&P 500 Index. Each Audit & Risk Committee member has been selected to provide a wide range of financial and commercial expertise necessary to fulfil the committee’s responsibilities.
No members of the Audit & Risk Committee have outside connections with the Group’s external auditors.
Meetings and Attendance
The Audit & Risk Committee met five times in 2024 and has met twice thus far in 2025. Before each meeting, the Audit & Risk Committee Chair met with the members of the finance team to ensure there was a shared understanding of the key issues to be discussed. Audit & Risk Committee meetings are held in advance of Board meetings to facilitate an effective and timely reporting process. The Audit & Risk Committee Chair provided a report to the
Board following each meeting. For Audit & Risk Committee meeting attendance for each Director see the Directors’ Report within this Annual Report &
Form 20-F.
The Audit & Risk Committee regularly meets in private executive sessions without management present, one with the Vice President of Internal Audit and one with committee members only, to ensure that points of common concern are identified and that priorities for future attention by the committee are agreed upon. It also conducts private discussions with PwC as appropriate to ensure that the Audit & Risk Committee has a clear and unobstructed line of communication with its external auditors. The Chair of the Audit & Risk Committee keeps in close contact with the Chief Legal & Risk Officer, the
Vice President of Internal Audit, the President and Chief Financial Officer, Corporate Controller, the finance team and the external auditors between committee meetings.
The list below details the members of the Senior Leadership Team who were invited to attend meetings as appropriate during the calendar year. In addition, PwC attended certain of the meetings by invitation as auditors to the Group.
•Rusty Hutson, Jr. (Chief Executive Officer)
•Bradley G. Gray (President and Chief Financial Officer)
•Benjamin Sullivan (Senior Executive Vice President, Chief Legal & Risk Officer, and Corporate Secretary)
•Michael Garrett (Senior Vice President of Accounting and Corporate Controller)
•Joyce Collins (Vice President of Internal Audit)
•Representatives from PwC UK and PwC U.S.
Responsibilities and Terms of Reference
The main responsibilities of the Audit & Risk Committee are:
•Reviewing accounting policies and the integrity and content of the financial statements, including focusing on significant judgments and estimates used in the accounts;
•Monitoring disclosure controls and procedures and the adequacy and effectiveness of the Group’s internal financial controls and risk management systems;
•Oversee and advise the Board on various risk strategies, including cybersecurity, operational, and reputational risks;
•Monitoring the integrity of the financial statements of the Group to assist the Board in ensuring that the Annual Report & Form 20-F, when taken as a whole, are fair, balanced and understandable;
•Considering the adequacy and scope of external audits and overseeing the relationship with the external auditors, including appraising the effectiveness of their work prior to considering their reappointment and considering whether to put the external audit contract out to tender;
•Reviewing and approving the statements to be included in annual reports on internal control and risk management; and
•Reviewing and reporting on the significant issues considered in relation to the financial statements and how they are addressed.
In 2024, the Board undertook a formal assessment of the Group’s primary financial service vendors, including its external auditors’, PwC, independence and will continue to do so as part of the annual audit process and prior to making a recommendation to the Board for the auditors’ re-appointment. This assessment in 2024 included:
•Reviewing PwC’s non-audit services provided to the Group, including Audit Related Assurance Services provided and the related fees;
•Reviewing PwC’s procedures for ensuring the independence of the audit firm, and parties and staff involved in the audit; and
•Obtaining confirmation from the auditors that, in their professional judgment, they are independent.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
The Audit & Risk Committee has formal terms of reference which can be viewed on the Group’s website.
Actions Undertaken During the Year
The key activities for the Audit & Risk Committee for the period under review are set out below.
Review of the Financial Statements
The Audit & Risk Committee monitored the integrity of the annual financial statements and reviewed the significant financial reporting matters and accounting policies and disclosures in the financial reports. The external auditors attended an Audit & Risk Committee meeting as part of the full-year accounts approval process. The process included the consideration of reports from the external auditors in respect of the audit approach, and their findings in respect of the audit of the 2024 financial statements.
Financial Statements & Presentation of Results
The Audit & Risk Committee reviewed the presentation of the Group’s audited results for the year ended December 31, 2024 and the unaudited results for the six months ended June 30, 2024 to ensure they were fair, balanced and understandable, when taken as a whole. The results were assessed to ensure they provide sufficient information for shareholders and other users of the accounts to assess the Group’s position and performance, business model and strategy. In conducting this review, particular focus was given to the disclosures included in the basis of preparation in Note 2 in the Notes to the Group Financial Statements in relation to the Group’s funding position and the suitability of the going concern assumption.
The Audit & Risk Committee reviewed the significant judgments associated with the 2024 financial statements, including “key audit matters”, and also reviewed the supporting evidence for the Group’s going concern assessment.
The Board is required to provide its opinion on whether it considers that the Group’s 2024 Annual Report & Form 20-F, taken as a whole, is fair, balanced and understandable, and provide the information necessary for shareholders to assess the Group’s position and performance, business model and strategy. The Audit & Risk Committee discussed the preparation of the Group’s 2024 Annual Report & Form 20-F with the Board. To support the
Board in providing its opinion, the Audit & Risk Committee considered the content and overall cohesion and clarity of the Annual Report & Form 20-F and assessed the quality of reporting through discussion with management and the external auditors. This included ensuring that feedback from stakeholders and other individuals had been addressed and that examples of best practice had carefully been considered in the context of the Group.
The process included considering each of the elements (fair, balanced and understandable) on an individual basis to ensure the Group’s reporting was comprehensive in a clear and consistent way, and in compliance with accounting standards and regulatory and legal requirements and guidelines. The reviews carried out by internal functions within the Group and independent reviewers were undertaken with a view to ensuring that all material matters have been correctly reflected in the Group’s 2024 Annual Report & Form 20-F. In summary, the Audit & Risk Committee is comfortable that the overall disclosures in the 2024 Annual Report & Form 20-F are fair, balanced and understandable, when taken as a whole.
Attention continues to be paid to the presentation of the results and financial position in the Annual Report & Form 20-F as well as APMs as indicators of performance. The Board considers current treatment, which retains reference to “adjusted EBITDA” and “EBITDA” to remain appropriate. The Board regards these measures as an appropriate way to present the underlying performance and development of the business since it reflects the continuing investment being made by the Group, particularly in relation to recent and future acquisition activity. Additionally, this is how the Board monitors the progress of the existing Group businesses. Accordingly, the Audit & Risk Committee believes that adjusted EBITDA provides useful information to investors and the market generally in understanding and evaluating the Group’s performance.
Valuation of Natural Gas & Oil Properties & Related Assets
The Audit & Risk Committee considered the carrying value of the Group’s assets and any potential impairment triggers. It reviewed management’s recommendations, which were also reviewed by the external auditors, including an evaluation of the appropriateness of the identification of cash-
generating units. The Audit & Risk Committee was satisfied with the assumptions and judgments applied by management as well as the triggering event assessment, which concluded that no impairment triggers were present. Accordingly, there were no impairment charges recorded for the year ended
December 31, 2024. Refer to Note 10 in the Notes to the Group Financial Statements.
The Audit & Risk Committee also considered management’s determination of the fair values of the acquisitions made during 2024 and challenged management on such determination. It reviewed management’s assumptions and judgements, which were also reviewed by the external auditors. The
Audit & Risk Committee was satisfied with the fair values calculated.
Viability & Going Concern
Management presented to the Audit & Risk Committee an assessment of the Group’s future cash flow forecasts and profit projections, available facilities, facility headroom, banking covenants and the results of its sensitivity analysis. Detailed discussions were held with management concerning the matters outlined in the Viability and Going Concern section and Note 2 in the Notes to the Group Financial Statements within this Annual Report & Form 20-F.
The Audit & Risk Committee discussed the assessment with management and was satisfied that the going concern basis of preparation, including the change in the viability period, continues to be appropriate for the Group and advised the Board accordingly. In addition, the Audit & Risk Committee reviewed the going concern assumptions with PwC, including PwC’s review of management’s assessment of the Group’s ability to continue as a going concern. The financial statements of Diversified Energy Company PLC have been prepared on a going concern basis.
The Audit & Risk Committee reviewed and challenged management’s process and assessment of viability by considering various scenarios on forecasted cash flows, including a base case and downside scenario analysis which reflects the more severe impact of the principal risks and includes future climate change impacts. In reaching its view, the Audit & Risk Committee also considered: (i) financial forecasts and the appropriate period for the viability outlook; (ii) the Group’s financing facilities including covenant tests and future funding plans, and (iii) the external auditors’ findings and conclusions on this matter. The Audit & Risk Committee also considered the adequacy and accuracy of the disclosures in the 2024 Annual Report & Form 20-F in respect of the Group’s future viability. Following this thorough assessment, the Audit & Risk Committee considered the extent of the assessment made by management to be appropriate and recommended the viability statement, including the change to the viability period, and related disclosures (for inclusion in the 2024 Annual Report & Form 20-F) for approval by the Board.
Risk Management
Effective risk management and controls are key to executing the Group’s business strategy and objectives. Risk management and control processes are designed to identify, assess, mitigate and monitor significant risks, and can only provide reasonable and not absolute assurance that the Group will be successful in delivering its objectives. The Board is responsible for the oversight of how the Group’s strategic, operational, cyber, financial, human and personnel, legal and regulatory risks are managed and for assessing the effectiveness of the risk management and internal control framework.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Embedding the enterprise risk management framework and assessing management’s response to the Group’s material risks continues to be an area of focus with the Audit & Risk Committee providing challenge and direction as appropriate. During 2024, the Audit & Risk Committee continued to consider the process for identifying and managing risk within the business and assisted the Board in relation to compliance with the UK Corporate Governance
Code and FRC guidance. Recognizing the evolving nature of the risk landscape, due to the increasing pace of change in the industry, the continued
impact of the macroeconomic environment and global instability, more than ever, the Group needs to manage risks smartly to achieve its vision, deliver strategy and create sustainable shareholder value.
The Group maintains a risk management program to identify principal risks and risk mitigation activities that includes reviewing the impact, likelihood, velocity, mitigation measures and residual risk. A description of the Group’s risk management program, principal risks, and risk mitigation activities is provided in Principal Risks and Uncertainties within this Annual Report & Form 20-F.
In addition to the risks that management identifies through the ongoing processes of reporting and performance analysis, the Audit & Risk Committee has additional risk identification processes, which include:
•A risk and control process for identifying, evaluating and managing major business risks;
•External experts, who comment on controls to manage identified risks; and
•A confidential and externally managed whistleblowing hotline and a compliance reporting website for employees to contact the Chair of the Audit &
Risk Committee, Chief Legal & Risk Officer and Head of Human Resources in confidence.
Internal Audit
The work performed by the Internal Audit team in 2024 and the results of testing the risk framework continue to support a favorable outcome on the adequacy and effectiveness of the Group’s internal controls. The Internal Audit team leveraged both audit work previously completed and knowledge of the Group to arrive at that conclusion. Internal testing was performed (and continues to take place) on the key controls identified throughout the business processes that impact the financial statements. There was additional focus around the completeness and accuracy element of support, updating process documentation, and completing walkthroughs of the processes with the Group’s external auditors.
At each Audit & Risk Committee meeting, an update on Internal Audit is provided covering an overview of the work undertaken in the period, actions arising from audits conducted, the tracking of remedial actions, and progress against the internal audit plan. The team continues to be led by the Vice
President of Internal Audit who has significant prior experience in leading natural gas and oil industry internal audits and has a straight line of communication available with the Audit & Risk Committee. The team also consists of a highly experienced audit manager as well as three additional staff auditors, all of whom have years of industry experience. Collectively, this team works under the oversight of the Corporate Controller and reports to the
Chief Financial Officer who is responsible for the Group’s ERM and internal controls framework.
The Group’s internal controls over financial reporting and the preparation of consolidated financial information include policies and procedures that provide reasonable assurance that transactions have been recorded and presented accurately. Management regularly conducts reviews of the internal controls in place in order to provide a sufficient level of assurance over the reliability of the financial statements.
Internal Control Systems
The Audit & Risk Committee is responsible for overseeing management’s establishment and maintenance of the Group’s system of internal control and reviewing its effectiveness. Internal control systems are designed to meet the particular needs of the Group and the particular risks to which it is exposed. The Board has reviewed the Group’s risk management and control systems noting they were in place for the year under review and up to the date of approval of the 2024 Annual Report & Form 20-F and believes that the controls are satisfactory, given the nature and size of the Group.
The internal controls, which provide assurance to the Audit & Risk Committee of effective and efficient operations, internal financial controls and compliance with laws and regulations include:
•A formal authorization process for investments;
•An organizational structure where authorities and responsibilities for financial management and the maintenance of financial controls are clearly defined;
•Anti-bribery and corruption policies and procedures and a dedicated telephone number and website designed to address the specific areas of corruption risk faced by the Group; and
•A comprehensive financial review cycle where annual budgets are formally approved by the Board and monthly variances are reviewed against detailed financial and operating plans.
The Audit & Risk Committee considered the inherent risk of management override of internal controls as defined by Auditing Standards and performed the following actions during 2024:
•Reviewed management’s report on the Group’s fraud prevention framework and the key controls in place in its operations designed to prevent and detect fraud, as well as future plans for enhancement of the relevant controls;
•Identified the Group’s population of application fraud controls within the financial processes and conducted testing around those specific items to assure the Group’s risk control framework is whole and controls are working as anticipated to provide further confidence in the strength of fraud prevention;
•Reviewed and assessed cybersecurity risk trends and other related matters with the Group’s Chief Information Technology Officer;
•Discussed the steps management had taken, including designing a fraud detection process for the specific fraud risks identified;
•Financial processes identified with critical fraud risk potential were reviewed at an elevated level and controls adjusted accordingly per discussion with management;
•Assessed the measures in place, including segregation of duties ensuring independent review, to mitigate against the risk of management override of controls;
•Discussed PwC’s audit procedures, including the results of their conclusions relating to the fraud risk in revenue recognition with a particular focus on ensuring the existence of revenue transactions;
•Challenged management on the robustness of the controls; and

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
•Reviewed the overall robustness of the control environment, including consideration of the Group’s whistleblowing and compliance arrangements
(including with respect to compliance with the Sarbanes-Oxley Act).
The Audit & Risk Committee agreed with management’s assessment that the overall control framework remained effective and, with a focus on high-risk and material areas, additional controls introduced had mitigated risk.
Safeguards & Effectiveness of the External Auditors
The Audit & Risk Committee is responsible for oversight and for managing the relationship with our external auditors. The Audit & Risk Committee recognizes the importance of safeguarding the independence and objectivity of the external auditors. The following safeguards are in place to ensure that the independence of the auditors is not compromised.
•The Audit & Risk Committee has a formal written policy on the provision of non-audit services by external auditors.
•The Audit & Risk Committee carries out an annual review of the external auditors regarding their independence from the Group and that they are adequately resourced and technically capable to deliver an objective audit to shareholders. Based on this review, the Audit & Risk Committee recommends to the Board the continuation, or removal and replacement, of the external auditors;
•The external auditors may only provide non-audit services permitted by the FRC’s Revised Ethical Standard 2019 (the “Ethical Standard”) which was issued in December 2019. These services include audit-related services such as regulatory and statutory reporting as well as other items relating to shareholder and other circulars;
•The Audit & Risk Committee reviews all fees paid for audit and audit-related services on a regular basis to assess the reasonableness of fees, value of delivery and any independence issues that may have arisen or may potentially arise in the future;
•The external auditors report to the Directors and the Audit & Risk Committee regarding their independence in accordance with relevant standards;
•Non-audit services carried out by the external auditors are limited to work that is closely related to the annual audit or where the work is of such a nature that a detailed understanding of the business is beneficial, and utilizes subject matter experts not conducting audit services;
•The Audit & Risk Committee monitors costs for non-audit services in absolute terms and in the context of the audit fee for the year to ensure that the potential to affect the independence and objectivity of the auditors does not arise. During 2024, non-audit services included work around the
Group’s half-year review and acquisitions which did not affect the independence and objectivity of the auditors; and
•Information related to audit fees for 2024 is detailed in Note 7 in the Notes to the Group Financial Statements.
This is the external auditor’s fifth year as the Group’s external auditor following a formal tender process during 2020 and subsequent appointment at the
2020 AGM.
The Audit & Risk Committee confirms that the Group has complied with the requirements of the Statutory Audit Services for Large Companies Market
Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the financial year under review.
The Audit & Risk Committee is cognizant of the fact that assessing external audit quality is a key responsibility within its remit which stakeholders look to the committee to discharge. The Audit & Risk Committee continually monitors the effectiveness of the external audit. To comply with this requirement, the Audit & Risk Committee reviewed and commented on PwC’s detailed audit plans and strategy, including the intended scope of the audit, identification of significant and elevated audit risks, the level of materiality proposed and the principles of PwC’s centrally directed audit approach.
Many elements of the audit plan approach remained consistent with the 2023 audit, and the Audit & Risk Committee welcomed the plan to enhance the focus on utilizing data‑enabled auditing approaches to maximize efficiencies and insight from the auditors’ testing. Following discussion and challenge, the Audit & Risk Committee agreed on the methodology adopted for determining materiality and the scope of the audit.
It then considered progress during the year by assessing the major findings of its work, the perceptiveness of observations, the implementation of recommendations and the management of feedback. At the request of the Board, the Audit & Risk Committee also monitors the integrity of the financial information in the Annual Report & Form 20-F, half-year results statements, and the significant financial reporting judgments contained in them. Further details of the Audit & Risk Committee’s procedures to review the effectiveness of the Group’s systems of internal control during the year can be found in the section on effective risk management and internal control above.
The Audit & Risk Committee recognizes that all financial statements include estimates and judgments by management. The key audit areas are agreed upon with management and the external auditors as part of the year-end audit planning process. This includes an assessment by management of the significant areas requiring management judgment and the Audit & Risk Committee challenging management’s judgments. These areas are reviewed with the auditors to ensure that appropriate levels of audit work are completed, and the Audit & Risk Committee reviews the results of this work. The numerous interactions with the auditor provided the Audit & Risk Committee with an insight into the quality of the audit process and the audit leadership team, and with the opportunity to assess the auditor’s challenge of management’s views.
Assurance Measures
On behalf of the Board, the Audit & Risk Committee examines the effectiveness of:
•The systems of internal control, primarily through reviews of the financial controls for financial reporting of the annual, preliminary and half-yearly financial statements;
•The management of risk by reviewing evidence of risk assessment and management; and
•Any action taken to manage critical risks or to remedy any control failings or weaknesses identified, ensuring these are managed through to closure.
Where appropriate, the Audit & Risk Committee ensures that necessary actions have or are being taken to remedy or mitigate significant failings or weaknesses identified during the year either from internal review or from recommendations raised by the external auditors. In 2024, the Audit & Risk
Committee did not identify any significant failings or weaknesses in the system of risk management and internal control. The Group’s internal controls over the financial reporting and consolidation processes are designed under the supervision of the Group’s President and Chief Financial Officer to
provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the Group’s published financial statements for external reporting purposes, in accordance with UK-adopted International Accounting Standards and International Financial Reporting
Standards as issued by the International Accounting Standards Board.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance and may not prevent or detect all misstatements whether caused by error or fraud. The Group’s internal controls over financial reporting and the preparation of consolidated financial information include policies and procedures that provide reasonable assurance that transactions have been recorded and presented accurately.
Management regularly conducts reviews of the internal controls in place in respect of the processes of preparing consolidated financial information and financial reporting. During the year, there has been a significant investment in resources, processes and personnel relating to the internal controls of these processes to reflect the growth of the Group. This is in order to provide a sufficient level of assurance over the reliability of the financial statements.
Summary
For the year under review, and beyond, the Audit & Risk Committee will continue its monitoring of financial reporting and of internal controls and risk management, as these evolve in response to the Group’s continuing growth and new opportunities as they arise.
/s/ David J. Turner, Jr.
David J. Turner, Jr.
Chair of the Audit & Risk Committee
March 17, 2025
The Remuneration Committee’s Report
Committee Composition
•Sylvia Kerrigan, Chair (for the entirety of 2024 through January 24, 2025)
•David J. Turner, Jr., Chair (appointed on January 24, 2025)
•David E. Johnson
•Sandra M. Stash
Letter from Chair of the Remuneration Committee
We are pleased to present our 2024 Directors’ Remuneration Report on behalf of the Board. Included within this report is the Annual Report on
Remuneration, which sets out payments and awards made to the Directors for the year ended 2024, and the proposed new Directors’ Remuneration
Policy, which, if approved at the Group’s 2025 Annual General Meeting (“AGM”), will operate for the year ended December 31, 2025, and the subsequent years until the AGM in 2028. The Director’s Remuneration Report will be presented to shareholders for approval at the 2025 AGM.
Key Objective
The Remuneration Committee oversees the remuneration program of Executive Directors and the Senior Leadership Team (“Executives”) on behalf of the Board. The Remuneration Committee is focused on ensuring that remuneration is designed to emphasize "pay for performance” by:
•Providing performance-driven remuneration opportunities that attract, retain and motivate executives to achieve optimal results for the Group and its shareholders;
•Aligning remuneration with the Group’s short- and long-term business objectives while providing sufficient flexibility to address the unique dynamics of the Group’s business model; and
•Emphasizing the use of equity-based remuneration to motivate the long-term retention of the Group’s executives and align their interests with those of shareholders.
As an executive's seniority increases, and the scope, duties and responsibilities of the executive's position expand, the Remuneration Committee believes a greater portion of total remuneration should be performance driven and earned over a longer time horizon. Fixed remuneration should therefore be a relatively smaller portion of senior executive total remuneration with the majority of an executive’s realized remuneration linked to the performance of the Group and delivered in shares.
DEC’s Performance in 2024
2024 was a year of continued execution and transition. The Group brought a focused execution on increased cash flow generation, capital discipline, and balance sheet management. The year also marked a transition as the Group closed the Oaktree, Crescent Pass and East Texas II acquisitions, which continued the Group’s expansion in the Central Region upstream and midstream assets, expanded access to U.S. investors and improved trading liquidity with dual listing on the LSE and NYSE, and completed its eighth and ninth asset-backed securitizations that further enhanced the Group’s liquidity.
Through its continual, daily focus on SAM and its zero tolerance policy for fugitive emissions, the Group made significant progress in its emissions reduction goals, including through its handheld and aerial leak detection and repair programs and methane-driven pneumatic device conversions to compressed air. Further, the Group expanded asset retirement operations, deploying 18 rigs across Appalachia to retire a combined 287 wells –
including 85 third-party owned wells and 202 Diversified-owned wells.
The Group’s formal Community Giving and Engagement Program also made meaningful contributions to surrounding communities, with more than $2 million contributed to various charitable, educational, student and youth athletic, and community and stakeholder engagement and outreach groups, and community organizations, including to food pantries, arts and educational programs, health and wellness organizations, and municipal services.
These achievements combined with the year’s equity performance has impacted the performance-related pay outcomes for the Executive team. With respect to the 2024 annual bonus, as reported elsewhere in this Annual Report & Form 20-F, DEC’s adjusted EBITDA for 2024 was $472 million. This equated to adjusted EBITDA per diluted share of $10.79, after making certain adjustments for acquisitions and share dilution as described in Annual
Bonus for Executive Directors within this Annual Report & Form 20-F. The threshold, target and stretch metric was $8.00, $8.21 and $8.42 per share, respectively. Metrics were established using the 2024 budget, with the stretch metric achievable from over-performing in production, management of costs, and/or executing on acquisitions. Due to adjusted EBITDA per share being above maximum performance target levels the Remuneration
Committee awarded 50% for this metric out of a potential 50%.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Under the cash cost metric the Group achieved $1.35 per Mcfe, which is similar to the Group’s KPI for adjusted operating cost per Mcfe, yet excludes certain adjustments for acquisitions and production taxes. The threshold, target and stretch metric was $1.35, $1.30 and $1.27 per Mcfe, respectively.
As such, the Remuneration Committee awarded 5% for this metric out of a potential 20%.
In relation to the non-financial elements which account for the remainder of the annual award, the Executive Director (CEO) was determined to have performed towards the top end of the objectives (30% of potential 30%). The Group’s overall performance resulted in awards of 148.8% of salary out of a maximum of 175% of salary being awarded to the CEO under the annual bonus plan.
The 2024 financial year was the end of the three-year performance period for the Performance Share Award granted in 2022. The performance conditions are a mix of Return on Equity (“ROE”) (40%), Absolute TSR (30%), Relative TSR (10%), and Methane Intensity Reduction (20%) targets measured over three years. The overall payout for the award is 67% of maximum.
The Remuneration Committee considers that the Remuneration Policy operated as intended during 2024 and that the remuneration outcomes described above reflect the overall performance by the Group. The Remuneration Committee determined that no discretion needed to be applied for the above remuneration outcomes.
Key Matters Discussed by the Committee
During the past year the Remuneration Committee:
•Determined 2024 annual bonus outcomes for the Executive Director;
•Determined base salary of the Executive Director for the period starting January 2024;
•Reviewed the annual total remuneration of the Group’s executives;
•Reviewed the Group’s Directors’ Remuneration Policy and consulted on proposed changes with the Group’s largest shareholders;
•Reviewed the Group’s overall workforce remuneration and benefits plans, ensuring alignment of incentives and rewards with culture;
•Reviewed and approving the 2025 Executive Director Bonus Plan and Performance Share Award targets;
•Discussed the voting results of the 2024 AGM;
•Determined that the remuneration policy for 2024 operated as intended;
•Prepared the Directors’ Remuneration Report; and
•Reviewed and updated the Remuneration Committee’s Terms of Reference to reflect best practices.
Directors’ Remuneration Policy for 2025
Diversified is an energy company focused on solutions that optimize existing, long-life, and often undervalued U.S. energy assets. The Group’s unique modern field management philosophy leverages technology that integrates digital tools, scale, vertical integration, and human experience to responsibly manage mature existing assets, improve environmental performance, and unlock overlooked value. As the only public company executing this strategy,
Diversified is differentiated by this focus that minimizes traditional exploration and production risks, delivers consistent free cash flow, and serves a fundamental role in U.S. energy markets.
Ensuring that the Group has the right talent has enabled Diversified to deliver its strategic vision of building a portfolio of high-performing assets since the Group went public on the NYSE, and it has continued the track record of delivering on that vision with the closing of the Oaktree, the Crescent Pass, and East Texas acquisitions. The CEO recruited and developed this talent and is largely responsible for its success. The Group remains committed to a balanced capital allocations framework, with the diversity and strength of the asset base providing a solid foundation for accretive growth and value creation for our shareholders.
The current policy was approved by shareholders in a binding vote at the 2022 AGM with just under 83% of votes cast in favor.
This policy was traditionally aligned with the UK market and met the expectations of our shareholders when it was introduced. In preparation for the shareholder vote on a new Remuneration Policy at the 2025 AGM, the Remuneration Committee has engaged an independent subject matter expert to conduct a detailed review of the remuneration arrangements to ensure that they are appropriate in light of the performance of the business and our current strategy. Of particular focus for the Remuneration Committee was the need to ensure that going forward the policy is capable of delivering competitive compensation in the U.S., where all of Diversified’s executives, employees, and operations are based, whilst meeting the expectations of our
UK investor base in terms of the design and structure of the arrangements and ensuring the interests of our shareholders and executives are aligned.
The key conclusions of the review were that:
•The current policy approved by the shareholders at the Group’s 2022 annual general shareholder meeting, whilst being traditionally aligned to the
UK market, contains features not present in the U.S. market and is not well aligned with the U.S. in terms of quantum or structure, leading to concerns of the Remuneration Committee and the Group’s ability to replace and attract future Executive Directors as well as other members of the
Group’s senior management team;
•Current total direct compensation (base + on-target bonus + the expected value of LTIP) for the Executive Directors, specifically with respect to the CEO, is approximately 30% below the median of other North American gas producers of a similar size in terms of market capitalization;
•Although almost all of our peers in the U.S. grant a mix of performance shares and restricted (i.e. service-based vesting) shares as part of the compensation for executives, our current policy does not offer restricted shares to the Executive Directors, which places the Group at a significant disadvantage, particularly should it need to recruit senior talent in the future;
•The Group already grants a mix of performance shares and restricted shares to its employees and a move to include restricted shares in Executive
Directors’ pay aligns with our existing internal reward structure ensuring consistency and alignment within our senior team; and
•With Diversified’s unique U.S. focus and exposure to the U.S. market, there is a clear and compelling rationale to granting hybrid awards (i.e. a mix of performance and restricted shares), even though hybrid awards are a relatively new development for UK-listed companies (with the practice having been recently acknowledged by the Investment Association in its October 8, 2024, updated “Principles of Remuneration” as being an appropriate feature for consideration in certain circumstances).

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Shareholder consultation regarding proposed changes to remuneration
The policy proposals were developed and consulted upon with a significant number of the Group’s largest shareholders and proxy advisors (the majority of whom were supportive). The Remuneration Committee would like to thank those who provided constructive feedback, which enabled it to re-assess and, in certain parts, reduce its proposals (including, in particular, the proposed restricted share award level) and make changes in response to that feedback where appropriate. Importantly, it should be noted that with the adoption of the proposed remuneration policy for 2025, the CEO’s total direct compensation in 2025 when all changes are implemented will be still positioned slightly below the median level of U.S. peers. See Part A: Directors’
Remuneration Policy for a list of the main changes from the previous policy.
Summary of Main Changes to the Directors’ Remuneration Policy
Annual Bonus - The maximum annual bonus opportunity of the CEO would increase from 175% to 200% of salary. For Executive Directors who have not yet achieved the required shareholding, 50% will be deferred as either shares or cash for two years provided continued service. Current Executive
Directors who have met their shareholding guidelines will not be required to defer any of annual bonuses.
Long-Term Incentive (“LTI”)
The policy maximum for performance share awards would remain unchanged at 325% of salary for the CEO and a new restricted share award of 100%
of salary will be introduced. Other non-CEO Executive Directors would be eligible for performance awards of up to 250% of salary and 75% of salary in restricted shares.
Both the performance and restricted share awards will be subject to three-year performance and vesting period, and a two-year post-vesting holding period, resulting in a total five-year period from grant until rewards are realized. The restricted share awards will vest on a cliff-basis at the end of the three-year vesting period. Consistent with the UK Corporate Governance Code and investor guidelines, the Remuneration Committee will have discretion to override vesting outcomes in certain circumstances where the Remuneration Committee determines that vesting is not warranted.
The Remuneration Committee acknowledges that shareholders would often expect a reduction in award face value when replacing performance shares with restricted shares. However, in addition to structuring the compensation program to be retentive and give future flexibility for attracting senior talent, the Remuneration Committee is also seeking to address an approximate 30% shortfall in the level of CEO remuneration compared to a peer group of U.S. listed oil & gas producers comprising: Amplify Energy Corp; Berry Corporation; CNX Resources Corp; Granite Ridge Resources; Highpeak
Energy; Mach Natural Resources; Northern Oil and Gas; Riley Exploration Permian; Ring Energy; TXO Partners; Vital Energy; and W&T Offshore. This
peer group was chosen upon considerable review and with assistance from the Remuneration Committee’s independent compensation expert. The group was selected from a long list of natural gas and oil companies headquartered in the U.S. that focus on natural gas extraction with wells and systems. The results were further filtered by similarity of operational footprint to Diversified and which are similar in terms of median market capitalization and revenue. Taken together, the proposed changes would result in the remuneration of the CEO being positioned slightly below the median of the U.S. peers and with a market aligned mix between performance shares and restricted shares. The proposed award limits also take account of feedback from shareholders consulted on our initial thinking as to the most appropriate mix between performance and non-performance based awards, as shown in the charts below.
The metrics on which the LTI performance share awards are based have not yet been finalized but will be fully disclosed to shareholders in advance of the 2025 AGM. The Remuneration Committee’s current thinking is that the metrics will be as follows:
•ROE (40%),
•Absolute TSR (20%),
•Relative TSR vs a bespoke peer group of primarily U.S. gas producers (20%), and
•Emissions Reduction (20%)
Share Ownership Guidelines
In order that Executive Directors’ interests are further linked with those of shareholders, the shareholding that Directors are expected to build up and maintain in the Group are being increased to align with the market. The Remuneration Committee proposed to increase the shareholding requirements to 600% for the CEO and 300% for other Executive Directors. Also, a two-year post cessation shareholding guideline will continue.
Notations Regarding Other Elements of the Remuneration Policy
The Remuneration Committee believes the remainder of the Remuneration Policy remains largely fit for purpose and we only have proposed minor changes to the Remuneration Policy in line evolving market best practice.
The CEO’s salary increase for 2025 is in-line with the average increase awarded to the workforce at 3.5%.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Proposed changes to the Equity Incentive Plan Rules
Under our current Equity Incentive Plan (“EIP”) that governs equity-based awards, we are subject to two restrictions on dilution: a hard cap of
3,284,031 shares and, in alignment with UK best practices, a cap allocated under the plan over any ten-year period amounting to 10% of our issued share capital (equivalent to 5,979,594 shares as of February 28, 2025). The Remuneration Committee proposes to streamline these limits by removing the hard cap of 3,284,031 shares while and retaining the cap of 10% over ten years, in accordance with UK best practice. Additionally, shares held by the Employee Benefit Trust (the “EBT”) will occasionally be utilized to cover vested equity-based awards. The EBT will also periodically purchase shares in the open market. Consistent with best practices, shares purchased in the market issued by the EBT will not count towards the 10% cap because they are not dilutive to the share value.
Format of the Report and Matters to be Approved at our Annual General Meeting
At the 2025 AGM, shareholders will be asked to approve three resolutions related to Directors’ remuneration matters:
•To approve the Directors’ Remuneration Policy as set out in Part A of this Directors’ Remuneration Report;
•To approve the Directors' Remuneration Report other than Part A; and
•To approve changes to the EIP dilution limits as outlined above.
Our approach to executive pay is designed to address the challenge of balancing a U.S. based management team with the expectations of a UK and U.S.
listed company. We hope that our shareholders will remain supportive of the approach and that you will vote in favor of the remuneration resolution at the 2025 AGM.

/s/ David J. Turner, Jr.	/s/ David E. Johnson	/s/ Sandra M. Stash
David J. Turner, Jr.	David E. Johnson	Sandra M. Stash
Chair of the Remuneration Committee	Chair of the Board and Member of the Remuneration Committee	Member of the Remuneration Committee
March 17, 2025	March 17, 2025	March 17, 2025
Membership
The Remuneration Committee is currently comprised of the Non-Executive Chairman and two Independent Non-Executive Directors: David J. Turner, Jr.,
the Remuneration Committee Chair, Sandra M. Stash, the Senior Independent Director as of January 24, 2025, and David E. Johnson. Sylvia Kerrigan
served as Remuneration Committee Chair for the entirety of 2024 and resigned effective January 24, 2025. Benjamin Sullivan, Senior Executive Vice
President, Chief Legal & Risk Officer and Corporate Secretary acts as Secretary to the Remuneration Committee.
Meetings and Attendance
The Remuneration Committee met formally three times during the year and has met twice thus far in 2025. The Remuneration Committee regularly meets in private executive session at the end of its committee meetings, without management present to ensure that points of common concern are identified and that priorities for future attention by the committee are agreed upon. The Chair of the Remuneration Committee keeps in close contact with the Chief Legal & Risk Officer and Human Resources team between committee meetings. For Remuneration Committee meeting attendance for each Director see the Directors’ Report within this Annual Report & Form 20-F.
Committee Effectiveness
The Remuneration Committee performed a critical analysis internal review and evaluation on itself, as part of its annual self-review process. No significant areas of concern were raised.
Responsibilities and Terms of Reference
A key objective of the Remuneration Committee is to help attract, retain and motivate talented executives by ensuring competitive remuneration and motivating incentives. The incentives are linked to the overall performance of the Group and, in turn, to the interests of all shareholders.
The Remuneration Committee is responsible for:
•Discussing and determining the Group’s framework for executive remuneration;
•Determining the remuneration for the Executive Director;
•Reviewing remuneration for other members of the Senior Leadership Team;
•Reviewing and recommending to the Board the remuneration of the Non-Executive Directors; and
•Overseeing and reviewing the structure and operation of the remuneration policy.
The Remuneration Committee has formal terms of reference which can be viewed on the Group’s website at www.div.energy.
Role of Management
The Group’s Human Resources Department assists the Remuneration Committee and its independent compensation consultant (as applicable) in gathering the information needed for their respective reviews of the Group’s compensation program with respect to the Senior Leadership Team. This assistance includes assembling requested compensation data. The CEO develops pay recommendations for members of the Senior Leadership Team for review and discussion by the Remuneration Committee. The Remuneration Committee, in private session and without executive officers present, approves the CEO’s pay levels.
External Advisors
During the year, FIT Remuneration Consultants LLP (“FIT”) and Mercer Limited (“Mercer”) provided assistance to the Remuneration Committee. Both
FIT and Mercer are signatories to the Remuneration Consultants Group’s Code of Conduct. FIT provided advice to the Remuneration Committee on all matters relating to remuneration, including best practice. Mercer provided specialist advice to support the review of the proposed Director’s
Remuneration Policy and shareholder engagement. FIT provided no other services to the Group or its Directors and do not have any other connection with the Group or its Directors. Mercer provides pay benchmarking and survey data to the Group’s management but otherwise does not have any other connection with the Group or its Directors. Accordingly, the Remuneration Committee was satisfied that the advice provided by FIT and Mercer was

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
objective and independent. The Remuneration Committee selected and appointed FIT based on the positive experience with FIT in prior years, among other factors. Mercer was appointed to advise both the Group and the Remuneration Committee on development of the new Remuneration Policy, based on the Group’s experience of working with its lead advisor on the development of the previous Remuneration Policy. FIT’s and Mercer’s fees in respect of 2024 were $37,507 (GBP: £29,302), and $126,080 (GBP: £98,500), respectively. Both FIT’s and Mercer’s fees are charged on the basis of time and materials.
Remuneration at a Glance
Proposed Remuneration Policy & Implementation

Stated Objective	Overview of Proposed Remuneration Policy	Proposed Implementation for 2025
Base salary
•Reviewed annually.
•Consideration given to the performance of the Group, the
individual’s performance, the individual responsibilities or scope of the role, and pay practices in relevant comparator
companies in the U.S.

Executive Director (Effective January 1, 2025 and represents a
3.5% increase for Rusty Hutson, Jr. over 2024. This compares to increases across the Group ranging from 0% to 7% based on performance, with an average of 3.5%.)
•CEO: Rusty Hutson, Jr.: $807,128

Pension & benefits	•The current Executive Director does not receive a pension contribution and any future provision will be aligned to the wider workforce.
•The current Executive Director does not receive a pension
contribution.
•Consistent with the approach taken for all employees, the
Group offers a retirement plan in accordance with subsection
401(k) of the Internal Revenue Code in which the Executive
Director may make voluntary pre-tax contributions towards
his own retirement. The Group matches the Executive
Director’s contributions up to $26 thousand per annum.
•Benefits consist of standard car and health/insurance related benefits.

Annual Bonus Short-Term Incentives
•Maximum of 200% of salary for Rusty Hutson, Jr. and 125%
of salary for other Executive Directors.
•For Executive Directors who have not yet achieved the
required shareholding, 50% will normally be paid in cash,
with the remainder deferred as either shares or cash for two years provided continued service.
•Deferral is not required for existing Executive Directors who, at the time this Remuneration Policy is approved, have
achieved the required shareholding, i.e. 100% of their award will normally be paid in cash, with no deferral.
•Subject to the achievement of relevant performance
conditions, both qualitative and quantitative.
•Subject to malus and clawback provisions.

Potential awards for 2025 performance period:
•Rusty Hutson, Jr.: 200% of salary
•Other Executive Directors: 125% of salary
•Performance conditions, which will have defined Threshold,
Target, and Stretch payout criteria:
•50% adjusted EBITDA per share
•25% cash cost per Mcfe
•25% sustainability measures

Long-Term Incentives
•Performance Share Awards, subject to service and
performance over a three-year period, and eligible for
payment of applicable Dividend Equivalent Rights during the
vesting period. Maximum award of 325% of salary for
Rusty Hutson, Jr. and 250% of salary for other Executive
Directors.
•Restricted Share Awards, subject to service over a three-year period, and eligible for payment of applicable Dividend
Equivalent Rights during the vesting period. Maximum award
of 100% of salary for Rusty Hutson, Jr. and 75% of salary for other Executive Directors.
•Subject to malus and clawback provisions.

Potential awards for 2025:
•Rusty Hutson, Jr.: 325% of salary of performance share
awards; 100% of salary of restricted share award
•Other Executive Directors: 250% of salary of performance
share awards; 75% of salary of restricted share awards
•Performance conditions:
•40% return on equity
•20% relative TSR
•20% absolute TSR
•20% emissions

Share Ownership Requirements
•Rusty Hutson, Jr.: 600% of salary
•Other Executive Directors: 300% of salary
•Lower of shares acquired from LTIP awards held at
termination or normal share ownership requirement
continues to apply for first year following termination,
reducing to 200% of salary for the second year.
Rusty Hutson, Jr. meets the requirement.
Introduction
Part A: Represents the proposed policy which will take effect, subject to the approval of the shareholders, immediately after the 2025 AGM (the
“Directors’ Remuneration Policy”).
Part B: Constitutes the Annual Report on Remuneration sections of the Executive Directors’ Remuneration Report.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Part A: Directors’ Remuneration Policy
The Directors’ Remuneration Policy below sets out the information required by Part 4 of Schedule 8 to the Large and Medium-Sized Companies and
Groups (Accounts and Reports) Regulations 2008 (as amended).
If approved by Shareholders at the forthcoming AGM on April 9, 2025, the Directors’ Remuneration Policy set out below will replace the existing policy for which shareholder approval was obtained at the 2022 AGM, and will become binding immediately thereafter.
The main changes from the previous policy are:
•Annual Bonus maximum for the CEO is to be increased to 200% of salary and add an annual bonus maximum for other Executive Directors at
125% of salary with a deferral of 50% of any bonus earned compulsory to which existing Executive Directors who have met their shareholding requirement are not subject. No deferral will be applicable to any bonus for an existing Executive Director who has met their shareholding requirement;
•Performance Share Awards maximum is to remain at 325% per annum for the CEO and a new Restricted Share Award of 100% of salary is introduced; and
•New Performance Share Awards maximum for other Executive Directors at 250% per annum and Restricted Share Award of 75% of salary is introduced in order to future-proof the policy.
The following table summarizes the Group’s policies in respect of the key elements of our Directors’ remuneration:

Element and Purpose	Remuneration Policy and Operation	Maximum	Performance Measures
Base salary This is the core element of pay and reflects the individual’s role and position within the Group with some adjustment to reflect their capability and contribution.
•Base salaries will typically be reviewed
annually, with consideration given to
the performance of the Group and the
individual, any changes in
responsibilities or scope of the role and
pay practices in relevant U.S.
comparator companies of a broadly
similar size and complexity, with due
account taken of both market
capitalization and turnover.
•The Remuneration Committee does not
strictly follow benchmark pay data, but
instead uses it as one of a number of
reference points when considering, in
its judgment, the appropriate level of
salary. Base salary is paid monthly in
cash.

•It is anticipated that salary increases
will generally be in line with those
awarded to the general workforce.
That said, in certain circumstances
(including, but not limited to, changes
in role and responsibilities, market
levels, individual and Group
performance), the Remuneration
Committee may make larger salary
increases to ensure they are market
competitive. The rationale for any such
increase will be disclosed in the
relevant Annual Report & Form 20-F.
n/a
Benefits To provide benefits valued by recipients.
•The Executive Director currently
receives standard car and health/
insurance related benefits.
•Where appropriate, the Group will
meet certain costs relating to Executive
Director relocations.
•In line with the approach taken for all
employees, the Group offers a
retirement plan in accordance with
subsection 401(k) of the Internal
Revenue Code in which the Executive
Director may make voluntary pre-tax
contributions towards his own
retirement. The Group matches the
Executive Director’s contributions up to
$26 thousand per annum.
•The Remuneration Committee reserves
the discretion to introduce new benefits
where it concludes that it is appropriate
to do so, having regard to the
particular circumstances and to
market practice.

•It is not possible to prescribe the likely
change in the cost of insured benefits
or the cost of some of the other
reported benefits year to year.
•Relocation expenses are subject to a
maximum limit of 100% of base salary,
provided that such expenses may be
paid only in the year of appointment
and for a further two financial years.
•With limited exceptions, the U.S.
Section 401(k) defined contribution
plan currently provides company
matching contributions up to a
maximum of $26 thousand per annum.
•The Remuneration Committee will
monitor the costs of benefits in practice
and will ensure that the overall costs
do not increase by more than what the
committee considers appropriate in all
the circumstances.
n/a

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance

Element and Purpose	Remuneration Policy and Operation	Maximum	Performance Measures
Pension To provide retirement benefits.
•Currently, no element of the Directors’
remuneration is pensionable, and the
Group does not operate any pension
scheme or other scheme providing
retirement or similar benefits.
•The Remuneration Committee reserves
the discretion to introduce new benefits
where it concludes that it is appropriate
to do so, having regard to the
particular circumstances and to
market practice.
		•The current Executive Director does not receive a pension contribution. •Any future pension provision will be limited to levels aligned to the contribution levels for the majority of the workforce.	n/a
Annual bonus plan To motivate the Executive Director and incentivize the delivery of performance over a one-year operating cycle, focusing on the short- to medium-term elements of our strategic aims.
•Annual bonus plan levels and the
appropriateness of measures are
reviewed annually at the
commencement of each financial year
to ensure they continue to support our
strategy.
•Once set, performance measures and
targets will generally remain
unchanged for the year, except to
reflect events such as corporate
acquisitions or other major transactions
where the Remuneration Committee
considers it to be necessary in its
opinion to make appropriate
adjustments.
•For Executive Directors who have not
yet achieved the required shareholding,
50% will normally be paid in cash, with
the remainder deferred as either
shares or cash for two years provided
continued service.
•Deferral is not required for existing
Executive Directors who at the time
this Remuneration Policy is approved
have achieved the required
shareholding.
•Clawback provisions apply to the
annual bonus plan, and malus and
clawback will apply to deferred shares
in accordance with the Group’s
clawback and malus policies.
•The maximum level of annual bonus plan outcomes is 200% of base salary for the CEO and 125% of base salary for other Executive Directors.
•The performance measures applied
may be financial or non-financial;
quantitative and qualitative; and
corporate, divisional or individual and
with such weightings as the
Remuneration Committee considers
appropriate. The metrics and
weightings applicable for 2025 are
intended to be as follows:
•50% adjusted EBITDA per share
•25% cash cost per Mcfe
•25% sustainability measures
•Where a sliding scale of targets is
used, attaining the threshold level of
performance for any measure will not
typically produce a payout of more
than 25% of the maximum portion of
the overall annual bonus attributable to
that measure, with a sliding scale to
full payout for maximum performance.
•However, the annual bonus plan
remains a discretionary arrangement
and the Remuneration Committee
retains a standard power to apply its
discretion to adjust the outcome of the
annual bonus plan for any performance
measure (from zero to any cap), should
it consider that to be appropriate.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance

Element and Purpose	Remuneration Policy and Operation	Maximum	Performance Measures
Long-term
incentives
To motivate and
incentivize the
delivery of
sustained
performance over
the long-term, and
to promote
alignment with
shareholders’
interests, the
Group grants
Performance Share
Awards.

•Performance Share Awards vest over a
period of three years, and are eligible
for accrual of applicable Dividend
Equivalent Rights during the vesting
period.
•Restricted Share Awards are subject to
service over a three-year period, and
are eligible for accrual of applicable
Dividend Equivalent Rights during the
vesting period.
•Once vested the net of tax shares from
both the Performance Share and
Restricted Awards are subject to a
holding period of two years.
•Clawback and malus provisions apply
to Performance Share Awards and
Restricted Share Awards.

•Performance Share Awards may be
granted with a maximum value of
325% of salary for the CEO and 250%
of salary for the other Executive
Directors.
•Restricted Share Awards may be
granted with a maximum value of
100% of salary for the CEO and 75%
of salary for other Executive Directors.
•In determining the number of shares
subject to an award, the market value
of a share shall, unless the
Remuneration Committee determines
otherwise, be assumed to be the
average share price for the five days
following the announcement of the
Group’s results for the previous
financial year.

•The Remuneration Committee may set
such performance conditions on
Performance Share Awards as it
considers appropriate, whether
financial or non-financial and whether
corporate, divisional or individual.
Performance periods may be over such
periods as the Remuneration
Committee selects at grant, which will
not be less than, but may be longer
than, three years.
•It is intended that the metrics and
weightings applicable in 2025 will be
as follows:
•40% Return on Equity
•20% Absolute TSR
•20% Relative TSR
•20% Emissions
•No more than 15% of awards vest for
attaining the threshold level of
performance conditions. The
Remuneration Committee also has a
standard power to apply its judgment
to adjust the vesting outcome of
Performance Share Awards and
Restricted Share Awards to take
account of any circumstances
(including the performance of the
Group, any individual or business)
should it consider that to be
appropriate.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance

Element and Purpose	Remuneration Policy and Operation	Maximum	Performance Measures
Share ownership guidelines To further align the interests of the Executive Director with those of shareholders.
•Each Executive Director is expected to
build up a prescribed level of
shareholding.
•Minimum shareholding is 600% of base
salary for the CEO and 300% of base
salary for other Executive Officers. The
Remuneration Committee reserves the
power to amend, but not reduce, these
levels in future years.
•To the extent that the prescribed level
has not been reached, the Executive
Director will be expected to retain a
proportion of the shares vesting under
the Group’s share plans until the
guideline is met.
•Any vested shares from long-term
incentives subject to a holding period
and any shares awarded in connection
with annual bonus deferral will be
included for the purpose of the
guidelines (discounted for anticipated
tax liabilities).
•A post-employment shareholding
requirement normally applies to shares
from long-term investments vesting
after the effective date of the Directors’
Remuneration Policy for 2025. The
policy requires the Executive Director
to hold the shares equivalent to his
share ownership guideline at that date,
for a period of one year post-
employment and reducing to 200% of
salary for the second year post-
employment.
		n/a	n/a
Chairman’s and Non-Executive Directors’ fees To enable the Group to recruit and retain a Chairman of the Board and Non- Executive Directors of the highest caliber.
•The fees paid to the Chairman and
Non-Executive Directors aim to be
competitive with other U.S. and UK
listed peers of equivalent size and
complexity.
•The fees payable are determined by
the Board, and will include incremental
committee Chair and additional
responsibility fees (as applicable).
Directors do not participate in decisions
regarding their own fees.
•Non-Executive Directors are
reimbursed all necessary and
reasonable expenses incurred in
connection with the performance of
their duties and any tax thereon in
accordance with the Group’s Non-
Executive Director Expense
Reimbursement Policy.
•No other benefits are envisaged for the
Chairman and Non-Executive Directors,
but the Group reserves the right to
provide benefits, including company
related travel and office support.

•Fees are paid monthly in cash.
•A proportion of each Non-Executive
Directors’ fees may be required to be
used for the acquisition of Group
shares which must then be held until
they cease to be a Director.
•The aggregate fees and any benefits of
the Chairman and Non-Executive
Directors will not exceed the limit from
time to time prescribed within the
Group’s Articles of Association for such
fees.
•Any increases actually made will be
appropriately disclosed.
n/a

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Choice of Performance Metrics
Diversified’s strategy is to focus on solutions that optimize existing, long-life, and often undervalued U.S. energy assets. This requires a unique modern field management philosophy that leverages digital tools, scale, vertical integration, and human experience to responsibly manage mature existing assets, improve environmental performance, and unlock overlooked value. This minimizes traditional exploration and production risks, delivers consistent free cash flow, and serves a fundamental role in U.S. energy markets. Targets are reviewed each year by the Remuneration Committee and set taking account of Diversified’s in-year and longer-term goals.
The proposed 2025 annual bonus metrics which comprise adjusted EBITDA per share (50%), cash cost per Mcfe (25%), and sustainability measures
(25%) have been selected as these incentivize a disciplined and responsible approach to growth and delivery of returns to shareholders.
The proposed scorecard of metrics selected for the grants of Performance Share Awards in 2025 comprises Return on Equity (40%), Absolute TSR
(20%), Relative TSR (20%), and Emissions (20%). These have been selected as they reward strong capital management, encourage value enhancing acquisitions, reward the generation of superior returns to shareholders across the cycle as well as a focus on sustainability.
Service Contracts & Letters of Appointment
The following table summarizes key dates for the service contracts of Rusty Hutson, Jr. effective as of December 31, 2024:

Name	Date of Service Contract	Duration
Rusty Hutson, Jr.	January 30, 2017
Executive Director’s service agreement should be of indefinite duration, subject to termination by the
Group or the individual on six months’ notice. The service agreements of all current Executive
Directors comply with that policy.

The contract of the current Executive Director, which is available for inspection at the Group’s registered office, contains a payment in lieu of notice clause which is limited to base salary only. In line with U.S. practice, depending on the circumstances of their severance from service, the Executive
Director may be entitled to certain payments, including previously accrued salary plus 12 months salary. For each current Non-Executive Director, the effective date of their latest letter of appointment is:

Name	Date of Letter of Appointment	Duration
David E. Johnson	February 3, 2017
Martin K. Thomas	January 1, 2015	Initial period of 12 months, subject to re-election at each AGM of the Group and are terminable on three months’ notice given by either party.
David J. Turner, Jr.	May 27, 2019
Sandra M. Stash	October 21, 2019
Kathryn Klaber	January 1, 2023
Malus and Clawback
The Remuneration Committee may apply malus and clawback to a Performance Share Award, Restricted Share Award, deferred shares under the Annual
Bonus Plan and to cash amounts under the annual bonus plan (clawback only). The relevant circumstances where these powers of recovery may operate include:
•Any accounting restatement required as a result of the financial statements of any member of the Group’s being materially misstated as a result of the relevant employee’s material non-compliance with the Group’s financial reporting requirements under all applicable laws and policies;
•Any fraudulent act of the relevant employee (whether proven, admitted or otherwise);
•Any material breach of any term of employment;
•Any material failure in supervision and oversight by the relevant employee;
•Any gross misconduct, material wrongdoing or any material breach of any term of employment by the relevant employee;
•A material error in the calculation of the relevant employee’s performance conditions; or
•Such other exceptional negative circumstances caused by the relevant employee as the Remuneration Committee may reasonably determine, which may include the Group suffering any serious reputational damage, financial downturn, failure of risk management or corporate failure as a result of the relevant employee’s action or inaction.
Normally, clawback can operate for up to two years following the vesting of an award or bonus payment.
Travel and Hospitality
The Remuneration Committee has been advised that corporate hospitality, whether paid for by the Group or another, and travel for Directors (and in exceptional circumstances their families) and any tax thereon may technically come within the applicable rules. As a result, the Remuneration Committee expressly reserves the right for the committee to authorize such activities within its agreed policies. Note that the Remuneration Committee does not consider travel and hospitality or the reimbursement of these expenses to form part of benefits in the normal usage of that term.
Differences Between the Policy on Remuneration for Directors from the Policy on Remuneration of Other Staff
While the appropriate benchmarks vary by role, the Group seeks to apply the philosophy behind this policy across the Group as a whole. Where the
Group’s pay policy for Directors differs from its pay policies for groups of staff, this reflects the appropriate market rate position and/or typical practice for the relevant roles. The Group takes into account pay levels, bonus opportunity and share awards applied across the Group as a whole when setting the Directors’ Remuneration Policy.
Committee Discretions
The Remuneration Committee will operate the annual bonus plan, Performance Share Awards and Restricted Share Awards according to their respective rules and the above policy table. The Remuneration Committee retains discretion, consistent with market practice, in a number of respects, in relation to the operation and administration of these plans.
These discretions include, but are not limited to, the following:

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
•The selection of participants;
•The timing of grant of an award/bonus opportunity;
•The size of an award/bonus opportunity subject to the maximum limits set out in the policy table;
•Discretion required when dealing with a change of control or restructuring of the Group;
•Determination of the treatment of leavers based on the rules of the plan and the appropriate treatment chosen;
•Adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events and special dividends); and
•The annual review of performance measures, weightings and targets from year to year and resulting vesting/bonus pay-outs.
While performance measures and targets for annual bonus and Performance Share Awards will generally remain unchanged once set, the Remuneration
Committee has the usual discretions to amend the measures, weightings and targets in exceptional circumstances (such as a major transaction) where the original conditions would cease to operate as intended. Any such changes would be explained in the subsequent Directors’ Remuneration Report and, if appropriate, be the subject of consultation with the Group’s major shareholders.
Any use of these discretions would, where relevant, be explained in the Directors’ Remuneration Report.
Recruitment Remuneration Policy
The Group’s recruitment remuneration policy aims to give the Remuneration Committee sufficient flexibility to secure the appointment and promotion of high-caliber executives to strengthen the management team and secure the skill sets to deliver our strategic aims.
In terms of the principles for setting a package for a new Executive Director, the starting point for the Remuneration Committee will be to apply the general policy for Executive Directors and structure a package in accordance with that policy, consistent with the relevant requirements.
The annual bonus plan, Performance Share Awards, and Restricted Share Awards including the maximum award levels, will operate as detailed in the general policy in relation to any newly appointed Executive Director, although, depending on the circumstances, different metrics and or targets may be set in the first year of appointment. For an internal appointment, any variable pay element awarded in respect of the prior role may either continue on its original terms or be adjusted to reflect the new appointment as appropriate. For external and internal appointments, the Remuneration Committee may agree that the Group will meet certain relocation expenses in the year of appointment and for a further two financial years, as it considers appropriate. For external candidates, it may be necessary to make additional awards in connection with the recruitment to buy-out awards and entitlements forfeited by the individual on leaving a previous employer.
For the avoidance of doubt, buy-out awards are not subject to a formal cap. Any awards to a newly recruited Executive Director which are not buy-outs will be subject to the limits for the annual bonus plan and Performance Share Awards as stated in the general policy.
For any buy-outs the Group will not pay more than is necessary in the view of the Remuneration Committee, and will in all cases seek, in the first instance, to deliver any such awards under the terms of the existing annual bonus plan, Performance Share Awards and Restricted Share Awards. It
may, however, be necessary in some cases to make buy-out awards on terms that are more bespoke than the existing annual bonus plan and
Performance Share Awards and Restricted Share Awards (for example, specific arrangements under Listing Rule 9.4.2).
All buy-outs, whether under the annual bonus plan, Performance Share Awards, Restricted Share Awards or otherwise, will take due account of the service obligations and performance requirements for any remuneration relinquished by the individual when leaving a previous employer. The
Remuneration Committee will seek, where it is practicable to do so, to make buy-outs subject to what are, in its opinion, comparable requirements in respect of service and performance.
A new Non-Executive Director would be recruited on the terms outlined in the Remuneration Policy.
Termination Policy Summary
The Remuneration Committee will consider treatments on a termination having regard to all of the relevant facts and circumstances available at that time. This policy applies both to any negotiations linked to notice periods on a termination and any treatments that the Remuneration Committee may choose to apply under the discretions available to it under the terms of the relevant plan. The potential treatments on termination under these plans are as follows:
Annual Bonus Plan
If an Executive Director resigns without “good reason” (e.g. demotion, material reduction in compensation, relocation of principal office location of more than 200 miles) or is dismissed for cause before the end of the bonus plan year, the right to receive any bonus normally lapses. If an Executive Director ceases employment before such date by reason of death, injury, ill health, disability, retirement, resignation for good reason, or termination without cause, or any other reason determined by the Remuneration Committee, the committee may determine that such bonus will be payable pro rata for the period of time during the year (performance period) that the Executive Director was employed. Similar treatment will apply in the event of a change in control of the Group, provided, however, that if the Executive Director is terminated without cause or resigns for good reason within 180 days prior to such change in control, the bonus will be payable without reduction. The rationale is to ensure that the Executive Directors remain with the Group through completion of the change in control, so as to affect an orderly transition for the Group.
Deferred bonus awards may be accelerated if the Executive Director’s leaving was for reason of death, injury, ill health, disability, retirement, resignation for good reason, or termination without cause.
Performance Share Awards and Restricted Share Awards
If, during the performance or vesting period, a participant:
•Resigns without good reason or is dismissed for cause, awards lapse in full;
•Dies, awards will be pro-rated by reference to the proportion of the performance or vesting period for which the participant remained employed subject, in the case of Performance Share Awards to the Group’s performance; or
•Ceases to be employed due to injury, ill health, disability, retirement, resignation for good reason, or termination without cause, or for any other reason the Remuneration Committee determines, awards are retained subject to the performance conditions, and continue to vest on the original schedule. In such instance, awards will be pro-rated by reference to the proportion of the performance or vesting period for which the participant

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
remained employed. The Remuneration Committee has a standard ability to vary time pro-rating. The Remuneration Committee may exercise its discretion to allow awards to vest early on cessation in suitable cases. In the event the participant dies or suffers a disability during the holding period, the holding period may be accelerated.
Performance share awards and Restricted share awards will normally vest in the event of a change of control and shall take into account, amongst other things, the extent to which any performance criteria have been met (over the shortened performance periods) and the time elapsed since grant (i.e.
prorated).
The Group has the power to enter into settlement agreements with Directors and to pay compensation to settle potential legal claims. In addition, and consistent with market practice, in the event of the termination of an Executive Director, the Group may make a contribution towards that individual’s legal fees and fees for outplacement services as part of a negotiated settlement. Any such fees will be disclosed as part of the detail of termination arrangements. For the avoidance of doubt, the policy does not include an explicit cap on the cost of termination payments.
Consideration of Employment Conditions Elsewhere in the Group
The Group’s general pay and employment conditions will be taken into account when setting Executive Directors’ remuneration.
The same reward principles guide reward decisions for all Group employees, including Executive Directors, although remuneration packages differ to take into account appropriate factors in different areas of the business:

Base Salary/Benefits/Pension	The Remuneration Committee receives an annual report summarizing the base salaries, benefits and pension arrangements received by each category of Group staff.
Annual Bonus
The majority of salaried employees participate in an annual bonus plan, although the quantum and balance of group, business unit and individual objectives varies by level and nature of role. The Remuneration Committee receives an annual report summarizing the bonus potential and performance metrics used in each of the annual bonus schemes in operation across the Group.

Long-Term Incentives
Key Group employees may receive share incentive awards, both performance and restricted, and may receive awards based on the same or different performance conditions as those for Executive Directors (although the
Remuneration Committee reserves the discretion to vary the performance conditions for awards made to employees below Board level). The Remuneration Committee is provided a summary of the long-term incentive plans.

As highlighted in the Engagement with Employees Statement in the Directors’ Report within this Annual Report & Form 20-F, the Group engages with employees on a range of matters. Employees are not directly consulted in the development of the Remuneration Policy, however, as part of this employee engagement process there is the opportunity for employees to ask questions and provide feedback on the strategy of the Group, including how this links to remuneration and how executive remuneration aligns with the wider company pay policy and the Group’s strategy and objectives.
Consideration of Shareholder Views
The Remuneration Committee considers shareholder views received during the year and at each AGM, as well as guidance from shareholder representative bodies more broadly, when determining the remuneration policy and its implementation. Specifically in connection with the proposed remuneration policy for 2025, the Remuneration Committee consulted with major shareholders in late-2024 and into 2025 to collect feedback and gauge shareholder response as a result of which changes have been made to the quantum of the proposals and also to performance metrics used for awards granted in the Remuneration Policy’s first year.
The Remuneration Committee seeks to build an active and productive dialogue with investors on developments on the remuneration aspects of corporate governance generally and it will consult with major shareholders in advance of any material change to the structure and/or operation of the policy and will seek formal shareholder approval for any such change if required.
External Appointments
The Group’s policy is to permit an Executive Director to serve as a non-executive director elsewhere when this does not conflict with the individual’s duties to the Group, and where an Executive Director takes such a role they may be entitled to retain any fees which they earn from that appointment.
Such appointments are subject to approval by the Chairman.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Illustrations of Application of Executive Director Remuneration Policy
The following charts show how the remuneration policy for the Executive Director will be applied in 2025 using the assumptions shown overleaf:

Minimum
•Consists of base salary, benefits and pension.
•Base salary is the salary to be paid in 2025.
•Long-Term Incentives (“LTI”): Consists of full vesting (100%) of Restricted Share Awards (maximum of 100% of base salary).
•No pension is provided, only 401(k) match to the extent applicable.

Target
Based on what the Executive Director would receive if performance was on-target (excluding share price appreciation and dividends):
•Annual bonus: Consists of the target bonus (50% of maximum opportunity used for illustrative purposes).
•LTI: Consists of the target level of vesting (50%) of Performance Share Awards (maximum of 325% of base salary) and full vesting (100%) of Restricted Share Awards (maximum of 100% of base salary).

Maximum
Based on the maximum remuneration receivable (excluding share price appreciation and dividends):
•Annual bonus: Consists of maximum bonus of 200% of base salary.
•LTI: Consists of full vesting (100%) of Performance Share Awards (maximum of 325% of base salary) and full vesting
(100%) of Restricted Share Awards (maximum of 100% of base salary).

Maximum with share price growth	Based on the Maximum scenario set out above but with a 50% share price increase applied to the value of Performance Share Awards.

($ thousands)	Base Salary	RSU Award	Benefits	Benefit Plan(a)	Total Fixed
Rusty Hutson, Jr.	$807	$807	$17	$42	$1,673
(a)Reflects amounts received under the Group’s 401(k) contribution plan and health insurance benefits.
Robert R. (Rusty) Hutson, Jr.

$8,000
$7,500
$7,000
$6,500
$6,000
$5,500
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$1,673
48%
52%
$3,792
35%
21%
21%
23%
$5,911
44%
14%
27%
15%
$7,222
18%
36%
11%
22%
12%
Minimum
On-target
Maximum
Max with Share Price Growth
Fixed Pay
Annual Bonus
Restricted Share Award
Performance Share Award
Share Price Growth

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Part B: Annual Report on Remuneration
The remuneration for the Executive and Non-Executive Directors of the Group who performed qualifying services during the year is detailed below. For the year ended December 31, 2024, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was approximately $4 million.
Executive officers are entitled to matching contributions from the Group of up to $26 thousand per annum into their 401(k) retirement plans. They also receive a range of core benefits such as life insurance, private medical coverage and annual health screens.
The Non-Executive Directors received no remuneration other than their annual fee. The aggregate fees and any benefits of the Chairman of the Board and Non-Executive Directors will not exceed the limit from time-to-time prescribed within the Group’s Articles of Association for such fees which is currently £1,055,000 (approximately $1,350,400) per annum. In addition, non-executive directors are reimbursed all necessary and reasonable expenses incurred in connection with the performance of their duties and any tax thereon in accordance with the Group’s Non-Executive Director Expense
Reimbursement Policy.
Directors’ remuneration for the years ended December 31, 2024 and 2023:

Executive Director	Rusty Hutson, Jr.
(In thousands)	December 31, 2024	December 31, 2023
Salary/fees	$780	$750
Taxable benefits(a)	17	12
Benefit plan(b)	42	31
Pension(c)	—	—
Total fixed pay	$839	$793
Bonus(d)	1,160	825
Long-term incentives(e)	1,008	303
Total variable pay	$2,169	$1,128
Total remuneration	$3,007	$1,921

Non-Executive Directors - Total Remuneration (In thousands)	December 31, 2024	December 31, 2023
David E. Johnson	$223	$216
Martin K. Thomas	160	155
David J. Turner, Jr.	173	168
Sandra M. Stash	160	156
Kathryn Z. Klaber	160	139
Sylvia Kerrigan	173	160
(a)Taxable benefits were comprised of Group paid life insurance premiums and automobile reimbursements.
(b)Reflects matching contributions under the Group’s 401(k) plan and health insurance benefits.
(c)The Executive Director does not receive a pension provision.
(d)Further details of the bonus outcome for 2024 can be found in Annual Bonus for Executive Directors within this Annual Report & Form 20-F. For 2024, the bonus total for Rusty Hutson, Jr. represents 148.8% of approved base salary. Subject to the Remuneration Policy, amounts above 100% of salary will be deferred into cash for one year provided continued service, without additional performance conditions. For 2023, the bonus total for Rusty Hutson, Jr. represented 110.1% of base salary.
Amounts above 100% of salary were deferred into cash for one year provided continued service, without additional performance conditions.
(e)For 2024, the value of the Performance Share Award granted in 2022, including dividend equivalent units (“DEUs”) accrued to date, has been based on the number of shares and DEUs that will vest and the three-month average share price for the period to December 31, 2024 of $13.96 (£10.87) per share. The overall payout for the
Performance Share Award was 67% and the grant share price for the awards was $30.47 (£23.36) per share and, accordingly, the relevant figures are reflective of a decrease of 54% in the Group’s share price over the three year period. For 2023, the value of the Performance Share Award granted in 2021, including DEUs accrued to the vesting date, has been restated to reflect the actual share price on the vesting date of $11.60 per share. The values disclosed last year were estimated using the three-month average share price for the period to December 31, 2023 of £13.62 per share using an exchange rate of £1:$1.24055.
2024 Annual Bonus for Executive Director
For 2024 the overall bonus plan for the Executive Director was a maximum of 175% of base salary with an actual achieved formulaic bonus of 148.8%.
The Group delivered a strong operational performance in 2024. The following table summarizes the performance targets and outcomes which led to the
Remuneration Committee’s decisions as to the payout percentages.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
The targets were as follows:

Measure	Threshold(a)	Target(a)	Maximum (100% Payout)	Actual	Performance	% of Total Bonus	Payout %
Adjusted EBITDA per share(b)	$8.00	$8.21	$8.42	$10.79	100%	50%	50%
Cash cost per Mcfe(c)	$1.35	$1.30	$1.27	$1.35	25%	20%	5%
Sustainability (see below)						30%	30%
Total % of maximum							85%
Total % of salary - Rusty Hutson, Jr.							148.8%
(a)Threshold was 25% and Target was 75% for the adjusted EBITDA per share and cash cost per Mcfe measures and 0% to 50% and 0% to 75%, respectively, for the sustainability measures, but for all measures stretch allowed inclusion of acquisitions.
(b)Actual results for the adjusted EBITDA per share measure utilized fully diluted weighted average shares outstanding.
(c)Actual results for the cash cost per Mcfe measure excluded 2024 acquisitions and irregular G&A expense.
In respect of the non-financial performance targets set for the Executive Director, these were set against a range of strategic targets at the start of the year. The targets set were aligned to the Group’s corporate objectives and strategy. Details of the measures, to the extent they are not commercially sensitive are shown below.

SUSTAINABILITY - ENVIRONMENTAL
Target	Actual	Performance	% of Total Bonus	Payout %
Reduce methane intensity(a) Threshold: 0.80 / Target: 0.76 / Stretch: 0.70	0.70	Achieved: 100%	10.00%	10.00%
Pneumatic valve replacement(b) Threshold: N/A / Target: N/A / Stretch: 100%	100%	Achieved: 100%	5.00%	5.00%
			15.00%	15.00%

SUSTAINABILITY - SOCIAL
Target	Actual	Performance	% of Total Bonus	Payout %
Reduce TRIR(a) Threshold: 1.19 / Target: 1.07 / Stretch: 0.95	0.89	Achieved: 100%	2.50%	2.50%
Reduce LTIR(a) Threshold: 0.88 / Target: 0.80 / Stretch: 0.71	0.38	Achieved: 100%	2.50%	2.50%
Reduce MVA(a) Threshold: 0.65 / Target: 0.59 / Stretch: 0.52	0.34	Achieved: 100%	5.00%	5.00%
			10.00%	10.00%

SUSTAINABILITY - GOVERNANCE
Target	Actual	Performance	% of Total Bonus	Payout %
Development training(c) Threshold: 50% / Target: 60% / Stretch: 75%	86%	Achieved: 100%	5.00%	5.00%
			5.00%	5.00%
(a)Refer to Key Performance Indicators within this Annual Report & Form 20-F for additional information regarding these metrics.
(b)The actual result reflects the percentage of pneumatic valves eliminated or replaced with site-specific instrument air or solar solutions.
(c)The actual result reflects the percentage of LinkedIn Learning development training courses that were completed during the year ended December 31, 2024.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Long-Term Incentives Outcome
2022 LTIP Awards
The performance period in respect of the Performance Share Award granted in 2022 came to an end on December 31, 2024. Performance conditions were Return on Equity (40%), Absolute TSR (30%), Relative TSR (10%) and Methane Intensity (20%) targets measured over three years. The targets and outcomes are set out below:

	% of Total Award	Threshold	Maximum (15% of maximum)	Achieved (100% of maximum)	Vesting % of Component	Payout %(a)
Three-Year Average ROE(b)	40%	15%	25%	30%	100%	40%
Absolute TSR (per annum)	30%	10%	20%	0%	0%	0%
Three-Year TSR v FTSE 250	10%	50th percentile	75th percentile	65th percentile	65%	7%
Three-Year Methane Intensity Reduction	20%	10%	20%	22%	100%	20%
Performance factor						67%
(a)Calculated as % of total award multiplied by vesting % of component.
(b)Calculated as (adjusted EBITDA - recurring capital expenditures - interest expense) / invested equity.
Based on the vesting percentages above, the number of shares expected to vest in March 2025 and their estimated value (based on the three-month average share price to December 31, 2024 of £10.870 per share ($13.96 per share based upon a GBP:USD exchange rate of £1:$1.2837) are as follows:

	Maximum number of shares(a)	Number of shares to lapse(b)	Number of Shares to vest(c)	Estimated value at vesting(d)	Grant date face value of awards vesting(e)	Impact of share price on vesting(f)
Rusty Hutson, Jr.	107,830	35,591	72,239	$1,008,456	$2,201,122	$(1,192,666)
(a)Includes 37,729 dividend equivalent units accrued over the performance period to date in the maximum number of shares that will vest in March 2025.
(b)Includes 12,457 dividend equivalent units accrued over the performance period to date in the number of shares to lapse in March 2025.
(c)Includes 25,272 dividend equivalent units accrued over the performance period to date in the number of shares to vest in March 2025.
(d)Based on the three-month average share price to December 31, 2024 of $13.96 (£10.87) per share.
(e)Based on the number of shares vesting multiplied by the share price used to calculate the award of $30.47 (£23.36), being the average share price over the five-day period commencing on March 22, 2022, the date the Group issued its final 2021 results. The award was based upon a GBP:USD exchange rate of £1:$1.3042. The date of grant was March 15, 2022.
(f)The grant share price for the award was $30.47 (£23.36) and accordingly the relevant figures are reflective of a decrease of 54% in the Group’s share price over the three year period.
Share Awards Granted in 2024
2024 LTIP Awards
During the year, the Executive Director received a Performance Share Award (conditional shares), which may vest after a three-year performance period which will end on December 31, 2026, based on the achievement of stretching performance conditions.

	Value of Award as a % of Base Salary	Face Value of Award ($)	Number of Shares
Rusty Hutson, Jr.	325%	$2,535,000	227,151
In accordance with the ongoing policy, the share price used to calculate the award was $11.16 (£8.83), being the average share price over the five-day period commencing on March 19, 2024, the date that the Group issued its final 2023 results. The awards are based upon a GBP:USD exchange rate of
£1:$1.264, which was the exchange rate at the date of grant. The date of grant was March 25, 2024. The 2024 LTIP Awards will vest following completion of the performance period (January 1, 2024 - December 31, 2026), and no later than March 31, 2027, and vested shares will also be subject to a further two-year holding period. Before approving the number of shares to be awarded the Committee engaged in fulsome discussion as to whether to apply its discretion to reduce the award value in light of the lower share price compared to the share price used for the prior year’s grant. The
Remuneration Committee determined that using the average share price over the five day period prior to grant remained appropriate in the circumstances, as has been the Group’s policy for several years. The Remuneration Committee has certain discretion to review the outcome of the award upon vesting and may consider adjustments in certain circumstances if the share price used could result in an unintended result. In its deliberation, the Remuneration Committee considered the stretching and robust nature of the performance conditions used in the LTIP, and noted that the most recent LTIP vesting outcomes were significantly lower than maximum at 67% and 40%, respectively. As of the date of this report the share price in March 2025 is similar to the share price at the time the 2024 LTIP award was made, which indicates so far that a reduction in the value of the award was not necessary. The Remuneration Committee will keep this under review.
The performance conditions are a weighted mix of Return on Equity (40%), Absolute TSR (30%), Relative TSR (10%) and Emissions (20%) targets measured over three years as described below. These measures encourage the generation of sustainable long-term returns to shareholders. In determining the level of vesting, the Remuneration Committee will consider that the outcome of the measurement reflects the underlying performance or financial health of the Group.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance

Return on Equity (40% of Total Award)		Absolute TSR (30% of Total Award)
Three-Year Average ROE(a)	% of that Part of the Award that Vests	Three-Year TSR	% of that Part of the Award that Vests
Below 15% per annum	0%	Below 10% per annum	0%
15% per annum	15%	10% per annum	15%
25% per annum or above	100%	20% per annum or above	100%
15% to 25% per annum	Pro rata straight-line between 15% and 100%	10% to 20% per annum	Pro rata straight-line between 15% and 100%

Relative TSR (10% of Total Award)		Emissions (20% of Total Award)
Three-Year TSR v FTSE 250	% of that Part of the Award that Vests	Emissions over Three Years	% of that Part of the Award that Vests
Below median	0%	Below 8% Methane Intensity Reduction	0%
Median	15%	8% Methane Intensity Reduction	15%
Upper quartile or above	100%	15% Methane Intensity Reduction	100%
Median to upper quartile	Pro rata straight-line between 15% and 100%	8% to 15% Methane Intensity Reduction	Pro rata straight-line between 15% and 100%
(a)Calculated as adjusted EBITDA - recurring capital expenditures - interest expense) / invested equity.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Outstanding Executive Director Share Plan Awards
Details of all outstanding share awards as of December 31, 2024 made to Executive Director are set out below:

Rusty Hutson, Jr.
Award Type	Exercise Price (£)	Grant Date	Interest at January 1, 2024	Awards Granted in the Year	Accrued Dividend Equivalents	Awards Exercised in the Year	Awards Lapsed in the Year	Interest at December 31, 2024(a)	Exercise/Vesting Period
PSU		March 24, 2024	—	227,151	37,880	—	—	265,031	March 2027	(b)
PSU		March 21, 2023	124,051	—	10,697	—	—	134,748	March 2026	(c)
PSU		March 15, 2022	99,269	—	8,561	—	35,591	72,239	March 2025	(d)
Options	£24.00	May 9, 2019	6,600	—	—	—	—	6,600	May 2022 - May 2029	(e)
Options	£16.80	April 14, 2018	64,333	—	—	—	—	64,333	May 2021 - May 2028	(f)
(a)A performance factor of 67% was applied to 70,101 of the awards granted to Mr. Hutson in March 2022, and 37,729 dividend equivalent units accrued over the performance period to date, resulting in remaining interest of 72,239 total units vesting in March 2025.
(b)Refer to Share Awards Granted in 2024 above for details of performance conditions.
(c)Refer to the Group's 2023 Annual Report & Form 20-F for details of performance conditions.
(d)Refer to the Group's 2022 Annual Report & Form 20-F for details of performance conditions.
(e)Options granted on May 9, 2019 with an exercise price of £24.00 per share. Consists entirely of vested but unexercised options.
(f)Options granted on April 14, 2018 with an exercise price of £16.80 per share with a three-year ratable vesting period. Consists entirely of vested but unexercised options.
During the year ended December 31, 2024, the highest closing price of the Group’s shares was $16.97 (£13.44) and the lowest closing price was $10.90
(£8.20). At December 31, 2024 the closing share price was $16.80 (£13.44).
Statement of Directors’ Shareholding & Share Interests
The table below details, for each Director, the total number of Directors’ interests in shares at December 31, 2024, which has not changed as of the date of this report:

	Shareholding	Shareholding Required (% of Salary)	Compliance With Share Ownership Guidelines	Share Interests
Rusty Hutson, Jr.	1,234,134	300%	✓	542,951	(a)
David E. Johnson	23,750	–	(b)	—
Martin K. Thomas	113,850	–	(b)	—
David J. Turner, Jr.	33,087	–	(b)	—
Sandra M. Stash	4,092	–	(b)	—
Kathryn Z. Klaber	2,912	–	(b)	—
Sylvia Kerrigan	3,181	–	(b)	—
(a)A performance factor of 67% was applied to 70,101 of the awards granted to Mr. Hutson in March 2022 and 37,729 dividend equivalent units accrued over the performance period to date, resulting in remaining interest of 72,239 total units vesting in March 2025. As of December 31, 2024, 70,933 vested options remained unexercised. All other awards were unvested as of December 31, 2024.
(b)The Non-Executive Directors purchase shares twice annually pursuant to the Non-Executive Director Share Purchase Program implemented in 2022. Shares purchased under the Non-Executive Director Share Purchase Program must be held until retirement from the Board. While this is not part of the Share Ownership Guidelines, each
Non-Executive Director is in compliance with the parameters of the Non-Executive Director Share Purchase Program.
Payments to Past Directors
Robert Post retired as a Board member in April 2020. Mr. Post continued to provide advice to the Board post-retirement as a consultant, receiving fees in 2024 of $97,500.
Payments for Loss of Office
No payments for loss of office were made during the year.
Executive Director Serving as Non-Executive Directors of Other Companies
During the year, the Executive Director did not receive any Board-related remuneration for his service as a Non-Executive Director of any other company.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Performance Graph & CEO Remuneration Table
The Regulations require a line graph showing the TSR on a holding of shares in the Group since admission to the Premium Segment of the Main Market of the LSE to the most recent financial year end following such admission, as well as the TSR for a hypothetical holding of shares in a broad equity market index for the same period. The Group was admitted to the Main Market on May 18, 2020 and the graph below covers that period, comparing the
Group’s TSR to that of the FTSE 250 (excluding Investment Trusts), an index of which the Group is a constituent. The Remuneration Committee is satisfied that the CEO’s remuneration is supported by the TSR performance data presented below.
Total Shareholder Return
Rebased at 100 on May 18, 2020
Source: Eikon by Refinitiv
The table below details certain elements of the CEO’s remuneration over the same period as presented in the TSR Index graph:

(In thousands)
Year	CEO	Single Figure of Total Remuneration(a)	Annual Bonus Pay-Out Against Maximum %	Long-Term Incentive Vesting Rates Against Maximum Opportunity %
2024	Rusty Hutson, Jr.	$3,007	85%	67%
2023	Rusty Hutson, Jr.	$1,921	63%	40%
2022	Rusty Hutson, Jr.	$4,431	85%	71%
2021	Rusty Hutson, Jr.	$2,795	85%	45%
2020	Rusty Hutson, Jr.	$2,965	94%	100%
(a)For 2024, the single figure of total remuneration includes an estimated value for the LTIP component. For the years 2023, 2022, 2021, and 2020, the single figure of total remuneration has been restated to reflect the actual value for the LTIP component. Refer to the Directors’ remuneration table in Part B: Annual Report on
Remuneration within this Annual Report & Form 20-F for additional information.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Annual Change in Remuneration of Each Director Compared to Employees
The table below presents the year-on-year (2020-2024) percentage change in remuneration for each Director and all employees of the Group and its subsidiaries.

	% Change from 2023 to 2024			% Change from 2022 to 2023			% Change from 2021 to 2022			% Change from 2020 to 2021			% Change from 2019 to 2020
Name	Salary/ Fee	Annual Bonus	Taxable Benefits	Salary/ Fee	Annual Bonus	Taxable Benefits	Salary/ Fee	Annual Bonus	Taxable Benefits	Salary/ Fee	Annual Bonus	Taxable Benefits	Salary/ Fee	Annual Bonus	Taxable Benefits
Rusty Hutson, Jr.	4%	41%	42%	4%	(23%)	—%	4%	21%	20%	3%	(7%)	400%	59%	55%	—%
David E. Johnson	3%	—%	—%	8%	—%	—%	19%	—%	—%	3%	—%	—%	66%	—%	—%
Martin K. Thomas	3%	—%	—%	7%	—%	—%	14%	—%	—%	2%	—%	—%	27%	—%	—%
David J. Turner, Jr.	3%	—%	—%	8%	—%	—%	16%	—%	—%	3%	—%	—%	132%	—%	—%
Sandra M. Stash	3%	—%	—%	8%	—%	—%	14%	—%	—%	2%	—%	—%	520%	—%	—%
Kathryn Z. Klaber(a)	15%	—%	—%	100%	—%	—%	—%	—%	—%	2%	—%	—%	—%	—%	—%
Sylvia Kerrigan(b)	8%	—%	—%	33%	—%	—%	445%	—%	—%	100%	—%	—%	—%	—%	—%
All employees, excluding Directors	4%	4%	—%	4%	4%	—%	5%	5%	—%	11%	(2%)	—%	4%	4%	—%
(a)David J. Turner, Jr. was appointed to the Board on May 27, 2019.
(b)Sandra M. Stash was appointed to the Board on October 21, 2019.
(c)Kathryn Z. Klaber was appointed to the Board on January 1, 2023.
(d)Sylvia Kerrigan was appointed to the Board on October 11, 2021.
CEO to Employee Pay Ratio
Although the Group does not have 250 full time equivalent UK employees, the Group provides a CEO to employee pay ratio on a voluntary basis below.
The Remuneration Committee is satisfied that the CEO to employee pay ratio is consistent with the Group’s overall aim to ensure its employees are rewarded fairly and competitively for their contributions.

Year	Method	25th Percentile Pay Ratio	Mean Pay Ratio	75th Percentile Pay Ratio
2024	Option A	27:1	19:1	18:1
2023	Option A	25:1	17:1	16:1
2022	Option A	28:1	19:1	17:1
2021	Option A	44:1	30:1	28:1
2020	Option A	55:1	30:1	14:1
Notes to the CEO to employee pay ratio:
(1)We have used Option A with figures as of December 31, 2024, following guidance that this is the preferred approach of some proxy advisors and institutional shareholders. Option A captures all relevant pay and benefits for all employees.
(2)The ratios shown are representative of the 25th percentile, mean and 75th percentile pay for all employees within the Group during the 2024 calendar year.
(3)The CEO pay ratio is based on the taxable income for all employees employed for the duration of calendar year 2024 as reported on U.S. IRS Form
W-2, Wage and Tax Statement.
Relative Importance of Spend on Pay
The table below details the change in total employee pay between 2023 and 2024, compared with distributions to shareholders by way of dividend or share buybacks.

(In thousands)	2024	2023	% Change
Total gross employee pay	$133,024	$124,834	7%
Dividends/share buybacks	104,994	179,089	(41%)
The number of employees as of December 31, 2024 was 1,589, as compared to 1,603 employees as of December 31, 2023.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Statement of Voting at General Meeting
The following table shows the results of the binding Remuneration Policy vote at the April 26, 2022 AGM and the advisory Directors’ Remuneration
Report vote at the May 10, 2024 AGM.

	(Binding Vote)		(Advisory Vote)
	Approval of the Directors’ Remuneration Policy		Director Remuneration Report
	Total number of votes	% of votes cast	Total number of votes	% of votes cast
For	27,783,031	83%	25,389,754	92%
Against	5,793,079	17%	2,133,133	8%
Votes withheld	1,164,541		143,368
Shareholder Engagement
At the 2024 AGM, while shareholders approved most of the resolutions with majorities in excess of 99%, Resolution 19 (Amendment to 2017 Equity
Incentive Plan to increase the number of shares available under the Plan), while receiving 74% of the vote "FOR", did not meet the 75% threshold to pass. The UK Corporate Governance Code requires that companies provide an update to the market within six months of an AGM where more than 20%
of shareholders have voted against a resolution. This statement provides an update on the actions that the Group has taken.
Following the AGM, the Group consulted and engaged with a number of shareholders who voted against the resolutions to better understand their concerns. The Directors are thankful to the shareholders for sharing their views. They understand that the negative vote was principally related to the disconnect between traditional equity compensation plans in the United States, the Group’s primary operating market. In particular, UK shareholders were concerned that the proposed changes could have resulted in new issuances under the plan that would be in excess of the normal 10% in 10 years dilution limit. The dialogue with the shareholders has highlighted that there remains strong support for the Group’s equity incentive arrangements and at the upcoming AGM shareholders will be asked to approve changes to the dilution limits, in order to simplify them and to bring them into line with UK norms, including a 10% in 10 years limit on the use of new issue or treasury shares.
The Board has discussed the feedback received in detail and continues to actively dialogue with shareholders on the equity incentive and compensation arrangements.
Implementation of Remuneration Policy for 2025
Base Salary
The Executive Director’s base salary for 2025 will be as follows:
•Rusty Hutson, Jr: $807,128
For 2025, the Remuneration Committee approved an increase to the CEO’s salary by 3.5%. This compares to increases across the Group ranging from
0% to 7% based on performance, with an average of 3.5%. It is anticipated that increases for the remainder of the life of the policy will be in-line with the range of the workforce.
Pension: The Executive Director does not receive a pension provision.
Benefits: The Executive Director receives life insurance and automobile benefits, and matching contributions under the Group’s 401(k) plan. There is no current intention to introduce additional benefits in 2025.
Annual Bonus: Subject to approval of the Policy, the overall 2025 bonus plan maximum will be 200% of base salary for Rusty Hutson, Jr. and will be based on a range of targets relating to adjusted EBITDA per share (50%), cash cost per Mcfe (25%), and sustainability measures (25%).
Due to issues of commercial sensitivity, we do not believe it is in shareholders’ interests to disclose any further details of these targets on a prospective basis. However, the Remuneration Committee is committed to adhering to principles of transparency in terms of retrospective annual bonus target disclosure and will, therefore, provide appropriate and relevant levels of disclosure for the bonus targets applied to the 2025 bonus (and performance against these targets) in next year’s Director’s Remuneration Report.
Bonuses are payable in cash. For Executive Directors who have not yet achieved the required shareholding, 50% will be deferred as either shares or cash for two years provided continued service. Current Executive Directors who have met their shareholding guidelines will not be required to defer any of the annual bonus.
Long-Term Incentives: Subject to approval of the Policy, Performance Share Awards will be made in 2025 to Rusty Hutson, Jr. with shares worth
325% of salary and Restricted Share Awards with shares worth 100% of salary. The share price used to calculate the number of shares subject to the award will be based on the average share price over the five-day period commencing on the date that the Group issues its final 2024 results. These awards will vest three years after grant, and will also be subject to a further two-year holding period after the initial three-year period to vesting.
The performance conditions for the Performance Share Award will be a mix of Return on Equity (40%), Absolute TSR (20%), Relative TSR (20%) and
Emissions (20%) targets measured over three years as described below. These are measures which encourage the generation of sustainable long-term returns to shareholders. When determining the level of vesting the Remuneration Committee will also consider that the outcome of the measurement reflects the underlying performance or financial health of the Group.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance

Return on Equity (40% of Total Award)		Absolute TSR (20% of Total Award)
Three-Year Average ROE	% of that Part of the Award that Vests	Three-Year Absolute TSR	% of that Part of the Award that Vests
Below 15% per annum	—%	Below 10% per annum	—%
15% per annum	15%	10% per annum	15%
25% per annum or above	100%	20% per annum or above	100%
15% to 25% per annum	Pro rata straight-line between 15% and 100%	10% to 20% per annum	Pro rata straight-line between 15% and 100%

Relative TSR (20% of Total Award)		Emissions (20% of Total Award)
Three-Year TSR v Bespoke Peer Group(a)	% of that Part of the Award that Vests	Emissions during 2026 - 2027 over Baseline(b)	% of that Part of the Award that Vests
Below median	—%	Below 5% emissions reduction	—%
Median	15%	5% emissions reduction	15%
Upper quartile or above	100%	10% emissions reduction	100%
Median to upper quartile	Pro rata straight-line between 15% and 100%	5% to 10% emissions reduction	Pro rata straight-line between 15% and 100%
(a)Comprised of Amplify Energy Corp, Berry Corporation, CNX Resources Corp, Granite Ridge Resources, Highpeak Energy, Mach Natural Resources, Northern Oil and Gas,
Riley Exploration Permian, Ring Energy, TXO Partners, Vital Energy, and W&T Offshore.
(b)Baseline emissions number against which the reductions will be measured will be calculated over the course of 2025 and subject to final Remuneration Committee approval.
Non-Executive Directors’ Fees
David E. Johnson will receive an annual fee of £174,000 (or $222,720) as Chairman. Each Non-Executive Director receives a base annual fee of
£105,000 (or $134,400), with additional fees as noted below (table in thousands, except rates).

	GBP	Exchange Rate	USD
David J. Turner, Jr.(a)	£135	1.28	$173
Sandra M. Stash(b)	125	1.28	160
Sylvia Kerrigan(c)	135	1.28	173
David E. Johnson	174	1.28	223
Martin K. Thomas(d)	125	1.28	160
Kathryn Z. Klaber(e)	125	1.28	160
Total	£819		$1,049
(a)Includes Audit & Risk Committee Chair fee of £30,000 (or $38,400).
(b)Includes Sustainability & Safety Committee Chair fee of £20,000 (or $25,600).
(c)Includes Senior Independent Director fee of £10,000 (or $12,800) and Remuneration Committee Chair fee of £20,000 (or $25,600).
(d)Includes Vice Chair fee of £20,000 (or $25,600).
(e)Includes Nomination & Governance Committee Chair fee of £20,000 (or $25,600).

/s/ David J. Turner, Jr.	/s/ David E. Johnson	/s/ Sandra M. Stash
David J. Turner, Jr.	David E. Johnson	Sandra M. Stash
Chair of the Remuneration Committee	Chair of the Board and Member of the Remuneration Committee	Member of the Remuneration Committee
March 17, 2025	March 17, 2025	March 17, 2025
The Sustainability & Safety Committee’s Report
Committee Composition
•Sandra M. Stash, Chair
•David E. Johnson
•Kathryn Z. Klaber
Key Objective
The Sustainability & Safety Committee acts on behalf of the Board and the shareholders to oversee the practices and performance of the Group with respect to health and safety, business ethics, conduct and responsibility, social affairs, the environment and broader sustainability issues. As part of the
Group’s overall sustainability actions, the Sustainability & Safety Committee oversees the Group’s climate scenario analysis planning and performance against goals and ensures adherence to the recommended TCFD disclosures for use by investors, lenders, insurers and other stakeholders.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Overview
The Sustainability & Safety Committee assesses the Group’s overall sustainability performance and provides input into the Annual Report & Form 20-F, the Sustainability Report and other disclosures on sustainability. It also advises the Remuneration Committee on metrics relating to sustainable development, GHG and other emissions, regulatory compliance, community engagement and other social goals, as well as health and safety that apply to executive remuneration.
The Sustainability & Safety Committee reviews the Group’s Sustainability and Safety plans and reviews execution of the plan and audit outcomes. In addition, the Sustainability & Safety Committee reviews and considers external stakeholder perspectives in relation to the Group’s business, and reviews how the Group addresses issues of stakeholder concern that could affect its reputation and license to operate.
The overall accountability for sustainability and safety is with the President and Chief Financial Officer and the Senior Leadership Team, including the
Executive Vice President of Operations, Chief Human Resources Officer, the Senior Vice President of EHS and the Senior Vice President of Sustainability,
who are assisted by the EHS team.
Key Matters Discussed by the Committee
During the past year the Sustainability & Safety Committee:
•Established and reviewed the Group’s sustainability and safety strategies and assessed the Group’s performance;
•Continued the review program to align executive management remuneration with key safety and sustainability performance indicators and metrics, including factoring GHG reductions into long-term incentives, that has been communicated to the Remuneration Committee;
•Engaged with the leadership of the Group to understand the diversity profile of the Group’s workforce;
•Engaged with a consortium of advisers, comprising leading global environmental consultancies and other strategic advisers, and continued to implement the recommendations set forth by the TCFD with the exception of reporting on Scope 3; and
•Reviewed the Group’s sustainability related communications, including the composition and approval of the Group’s 2023 Sustainability Report and preparation for issuance of the 2024 Sustainability Report.
Committee Activities by Focus Area
During 2024, the Sustainability & Safety Committee met regularly to review and discuss a range of prioritized topics. These topics included (i) the safe and responsible operation of the Group’s upstream and midstream assets; (ii) environmental protection and conservation activities; (iii) the Group’s approach to managing climate risk, (iv) the Group’s emissions reduction capital programs; and (v) the Group’s plugging business. The Sustainability &
Safety Committee also focused on the following:
Process Safety
The Executive Vice President of Operations presented an overview of the Group’s process safety approach and identification of high-risk facility performance, as well as comparable performance benchmarking against industry peers.
Corporate Scorecard Metrics Oversight
•The Sustainability & Safety Committee reviewed the quantitative and qualitative drivers impacting the Group’s personnel safety, emissions management, environmental performance, and asset retirement metrics that support performance analysis.
•The Sustainability & Safety Committee reviewed and discussed the Group’s incident rate for the year. The Group created and empowered a new
Safety Strategy Committee to address safety culture survey findings, including identifying and advancing specific areas for improvement and accountability. The Group also established monthly Foreman-Led safety meetings and regular Safety Task Force meetings, which have lead to meaning improvements and interactions.
Sustainability Rating Agency Scorecard
The Sustainability & Safety Committee reviewed the Group’s various third-party sustainability rating scores, including analysis of the process and review of scorecards to determine targeted areas of improvement.
Climate Review
The Sustainability & Safety Committee engaged the support of industry and internationally recognized consultants and advisers to help the Group update its climate scenario analysis and advance its work on governance, strategy, risk management and metrics as set forth under the TCFD. The
Sustainability & Safety Committee oversaw the Group’s engagement with the GHG emissions inventory and associated scenario analyses and remains actively engaged in setting targets in accordance with the recommendations. The Sustainability & Safety Committee has considered the relevance of material climate-related matters when preparing this Annual Report & Form 20-F.
Climate topics reviewed at the Sustainability Committee meetings and/or effectuated during 2024 included:
•Progress on 2024 emission reduction goals
•Long-term strategy for asset retirement of Company-owned wells and third-party owned or abandoned wells
•U.S. and UK climate regulations and reporting requirements and potential impact thereof
•Capital budgets and expenditures for emission reduction and other climate initiatives
•Environmental-related KPIs for executive remuneration
•Environmental considerations in M&A screening and due diligence processes
•OGMP 2.0 Gold Standard certification progress and actions
•Emergency response readiness, including stakeholder communications and business continuity
Acquisition Due Diligence
Adding emphasis to its oversight of the Group’s investment activities, the Sustainability & Safety Committee stayed apprised of the progress and assessment of the Group’s emissions screening efforts to aid in its assessment that proposed acquisitions and other capital investments have on its consolidated GHG emissions profile and associated publicly stated targets.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Corporate Governance
Emission Reduction Initiative
The Sustainability & Safety Committee engaged in strategic discussions with senior management regarding its capital program for emissions reductions, including regular updates on the deployment and success of handheld detection equipment and aerial LiDAR surveys, as well as the replacement of pneumatic valves.
Oil & Gas Methane Partnership Recognition
The Sustainability & Safety Committee supported the Group’s efforts in achieving the OGMP 2.0 Gold Standard Pathway designation in recognition of the
Group’s demonstrated commitment to set aggressive and achievable multi-year plans designed to accurately measure and transparently report its efforts to reduce methane emissions.
Committee Effectiveness
The Sustainability & Safety Committee performed a critical analysis internal review and evaluation on itself, as part of its annual self-review process. No significant areas of concern were raised.
Membership
The formation of a Sustainability & Safety Committee is not a recommendation under the current UK Corporate Governance Code. The Group and the
Board, however, consider such a committee to be an imperative given the operational footprint of the business and the evolving operational, regulatory, social and investment markets within which the Group operates.
The Sustainability & Safety Committee is currently comprised of the Non-Executive Chairman and two Independent Non-Executive Directors: Sandra M.
Stash, the Sustainability & Safety Committee Chair, David E. Johnson and Kathryn Z. Klaber. Benjamin Sullivan, Senior Executive Vice President, Chief
Legal & Risk Officer and Corporate Secretary acts as Secretary to the committee.
The Sustainability & Safety Committee has extensive and relevant experience in EHS and social matters through their other business activities. For one example, Ms. Stash formerly served as Executive Vice President — Safety, Operations, Engineering, and External Affairs for Tullow Oil until her retirement.
Meetings and Attendance
The Sustainability & Safety Committee met six times during 2024 and twice thus far in 2025. The Sustainability & Safety Committee also regularly meets in private executive session at the end of its committee meetings, without management present, to ensure that points of common concern are identified and that priorities for future attention by the committee are agreed upon. The Chair of the Sustainability & Safety Committee keeps in close contact with the Chief Legal & Risk Officer, the Senior Vice President of Sustainability, the Senior Vice President of EHS and the EHS team and external consultants between meetings of the committee. For Sustainability & Safety Committee meeting attendance for each Director refer to the Directors’ Report within this Annual Report & Form 20-F.
The list below details the members of the Senior Leadership Team who were invited to attend meetings as appropriate during the calendar year.
•Bradley G. Gray (President and Chief Financial Officer)
•Benjamin Sullivan (Senior Executive Vice President, Chief Legal & Risk Officer, and Corporate Secretary)
•Maverick Bentley (Executive Vice President of Operations)
•Paul Espenan (Senior Vice President of Environmental, Health and Safety)
•Teresa Odom (Senior Vice President of Sustainability)
•Mark Kirkendall (Executive Vice President, Chief Human Resources Officer)
Responsibilities and Terms of Reference
The Sustainability & Safety Committee’s main duties are:
•Overseeing the development and implementation by management of policies, compliance systems, and monitoring processes to ensure compliance by the Group with applicable legislation, rules and regulations;
•Establishing with management long-term emissions, climate and social sustainability and, EHS goals and evaluating the Group’s progress against those goals;
•Advising management on implementing, maintaining and improving environmental and social sustainability and EHS strategies, implementation of which creates value consistent with long-term preservation and enhancement of shareholder value;
•Considering and advising management of emerging environmental and social sustainability issues that may affect the business, performance or reputation of the Group and makes recommendations, as appropriate, on how management can address such issues;
•Monitoring the Group’s risk management processes related to environmental and social sustainability and EHS with particular attention to managing and reducing environmental risks and impacts; and
•Reviewing handling of incident reports, results of investigations into material events, findings from environmental and social sustainability and EHS audits and the action plans proposed pursuant to those findings.
The Sustainability & Safety Committee has formal terms of reference which can be viewed on the Group’s website.
/s/ Sandra M. Stash
Sandra M. Stash
Chair of the Sustainability & Safety Committee
March 17, 2025

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Group Financial Statements

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Diversified Energy Company Plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Diversified Energy Company Plc and its subsidiaries (the "Company")
as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of
December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal
Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over
Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the
Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting
Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
The Impact of Proved Developed Natural Gas, Oil, and Natural Gas Liquids (NGL) Reserves on Natural Gas and Oil Properties, Net
As described in Notes 3, 4 and 10 to the consolidated financial statements, the Company's natural gas and oil properties, net balance was $2.91 billion as of December 31, 2024, and the related depletion expense for the year ended December 31, 2024 was $197 million. Natural gas and oil activities are accounted for using the principles of the successful efforts method of accounting. Costs incurred to purchase, lease, or otherwise acquire a property are capitalized when incurred. Proved natural gas, oil and NGL reserve volumes are used as the basis to calculate unit-of-production depletion rates. In estimating proved natural gas, oil and NGL reserves, management relies on interpretations and judgment of available geological, geophysical, engineering and production data, as well as the use of certain economic assumptions such as commodity pricing. Additional assumptions include operating expenses, capital expenditures, and taxes. As disclosed by management, the Company's internal staff of petroleum engineers and geoscience professionals work closely with the independent reserve engineers (together referred to as "management's specialists").
The principal considerations for our determination that performing procedures relating to the impact of proved developed natural gas, oil and NGL reserves on natural gas and oil properties, net is a critical audit matter are (i) the significant judgment by management, including the use of management's specialists, when developing the estimates of proved developed natural gas, oil and NGL reserve volumes, and (ii) a high degree of

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to data, methods, and assumptions used by management and its specialists in developing the estimates of proved developed natural gas, oil and NGL reserve volumes.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of proved developed natural gas, oil and NGL reserves. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of the proved natural gas, oil and NGL reserve volumes. As a basis for using this work, the specialists' qualifications were understood and the Company's relationship with the specialists was assessed. The procedures performed also included evaluating the methods and assumptions used by the specialists, testing the completeness and accuracy of data used by the specialists, and evaluating the specialists' findings related to estimated future production volumes by comparing the estimate to relevant historical and current period information, as applicable. Additionally, these procedures included evaluating whether the assumptions applied to the data related to commodity pricing and operating expenses that were used in developing the estimate of proved developed natural gas, oil and NGL reserve volumes were reasonable considering the past performance of the Company.
/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
March 17, 2025
We have served as the Company’s auditor since 2020.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Consolidated Statement of Comprehensive Income
(Amounts in thousands, except share, per share and per unit data)

		Year Ended
	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Revenue	6	$794,841	$868,263	$1,919,349
Operating expenses	7	(428,902)	(440,562)	(445,893)
Depreciation, depletion and amortization	7	(256,484)	(224,546)	(222,257)
Gross profit		$109,455	$203,155	$1,251,199
General and administrative expenses	7	(129,119)	(119,722)	(170,735)
Allowance for expected credit losses	7	(101)	(8,478)	—
Gain (loss) on natural gas and oil properties and equipment	10,11	25,678	24,146	2,379
Gain (loss) on sale of equity interest	5	(7,375)	18,440	—
Unrealized gain (loss) on investment	5	(4,013)	4,610	—
Gain (loss) on derivative financial instruments	13	(37,551)	1,080,516	(1,758,693)
Gain on bargain purchases	5	—	—	4,447
Impairment of proved properties	10	—	(41,616)	—
Operating profit (loss)		$(43,026)	$1,161,051	$(671,403)
Finance costs	21	(137,643)	(134,166)	(100,799)
Accretion of asset retirement obligation	19	(30,868)	(26,926)	(27,569)
Loss on early retirement of debt	21	(14,753)	—	—
Other income (expense)		2,338	385	269
Income (loss) before taxation		$(223,952)	$1,000,344	$(799,502)
Income tax benefit (expenses)	8	136,951	(240,643)	178,904
Net income (loss)		$(87,001)	$759,701	$(620,598)
Other comprehensive income (loss)		(1,822)	(270)	940
Total comprehensive income (loss)		$(88,823)	$759,431	$(619,658)

Net income (loss) attributable to:
Owners of Diversified Energy Company PLC		$(88,272)	$758,018	$(625,410)
Non-controlling interest		1,271	1,683	4,812
Net income (loss)		$(87,001)	$759,701	$(620,598)

Earnings (loss) per share attributable to Owners of Diversified Energy Company PLC
Weighted average shares outstanding - basic	9	48,031,916	47,165,380	42,203,974
Weighted average shares outstanding - diluted	9	48,031,916	47,514,521	42,203,974
Earnings (loss) per share - basic	9	$(1.84)	$16.07	$(14.82)
Earnings (loss) per share - diluted	9	$(1.84)	$15.95	$(14.82)
The notes on pages 103 to 144 are an integral part of the Group Financial Statements.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Consolidated Statement of Financial Position
(Amounts in thousands, except share, per share and per unit data)

	Notes	December 31, 2024	December 31, 2023
ASSETS
Non-current assets:
Natural gas and oil properties, net	10	$2,905,702	$2,490,375
Property, plant and equipment, net	11	449,540	456,208
Intangible assets	12	15,180	19,351
Restricted cash	3	34,843	25,057
Derivative financial instruments	13	28,439	24,401
Deferred tax assets	8	259,287	144,860
Other non-current assets	15	6,270	9,172
Total non-current assets		3,699,261	3,169,424
Current assets:
Trade receivables, net	14	$234,421	$190,207
Cash and cash equivalents	3	5,990	3,753
Restricted cash	3	11,426	11,195
Derivative financial instruments	13	33,759	87,659
Other current assets	15	18,668	11,784
Total current assets		304,264	304,598
Total assets		$4,003,525	$3,474,022
EQUITY AND LIABILITIES
Shareholders' equity:
Share capital	16	$13,762	$12,897
Share premium	16	1,262,711	1,208,192
Treasury reserve		(119,006)	(102,470)
Share based payment and other reserves		20,170	14,442
Retained earnings (accumulated deficit)		(724,960)	(547,255)
Equity attributable to Owners of Diversified Energy Company PLC:		452,677	585,806
Non-controlling interests	3	11,879	12,604
Total equity		464,556	598,410
Non-current liabilities:
Asset retirement obligations	19	$642,142	$501,246
Leases	20	30,824	20,559
Borrowings	21	1,483,779	1,075,805
Deferred tax liability	8	8,011	13,654
Derivative financial instruments	13	608,869	623,684
Other non-current liabilities	23	5,384	2,224
Total non-current liabilities		2,779,009	2,237,172
Current liabilities:
Trade and other payables	22	$35,013	$53,490
Taxes payable		33,498	50,226
Leases	20	13,776	10,563
Borrowings	21	209,463	200,822
Derivative financial instruments	13	163,676	45,836
Other current liabilities	23	304,534	277,503
Total current liabilities		759,960	638,440
Total liabilities		3,538,969	2,875,612
Total equity and liabilities		$4,003,525	$3,474,022
The notes on pages 103 to 144 are an integral part of the Group Financial Statements.
The Group Financial Statements were approved and authorized for issue by the Board on March 17, 2025 and were signed on its behalf by:
/s/ David E. Johnson
David E. Johnson
Chairman of the Board
March 17, 2025

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Consolidated Statement of Changes in Equity
(Amounts in thousands, except share, per share and per unit data)

	Notes	Share Capital	Share Premium	Treasury Reserve	Share Based Payment and Other Reserves	Retained Earnings (Accumulated Deficit)	Equity Attributable to Owners of Diversified Energy Company PLC	Non- Controlling Interest	Total Equity
Balance as of January 1, 2022		$11,571	$1,052,959	$(68,537)	$14,156	$(362,740)	$647,409	$16,541	$663,950
Net income (loss)		—	—	—	—	(625,410)	(625,410)	4,812	(620,598)
Other comprehensive income (loss)		—	—	—	—	940	940	—	940
Total comprehensive income (loss)		$—	$—	$—	$—	$(624,470)	$(624,470)	$4,812	$(619,658)
Issuance of share capital (settlement of warrants)	16	5	—	—	452	—	457	—	457
Issuance of share capital (equity compensation)		7	—	—	5,682	(3,307)	2,382	—	2,382
Issuance of EBT shares (equity compensation)	16	—	—	2,400	(2,400)	—	—	—	—
Repurchase of shares (EBT)	16	—	—	(22,931)	—	—	(22,931)	—	(22,931)
Repurchase of shares (share buyback program)	16	(80)	—	(11,760)	80	—	(11,760)	—	(11,760)
Dividends	18	—	—	—	—	(143,455)	(143,455)	—	(143,455)
Distributions to non-controlling interest owners		—	—	—	—	—	—	(6,389)	(6,389)
Cancellation of warrants	16	—	—	—	(320)	—	(320)	—	(320)
Transactions with shareholders		$(68)	$—	$(32,291)	$3,494	$(146,762)	$(175,627)	$(6,389)	$(182,016)
Balance as of December 31, 2022		$11,503	$1,052,959	$(100,828)	$17,650	$(1,133,972)	$(152,688)	$14,964	$(137,724)
Net income (loss)		—	—	—	—	758,018	758,018	1,683	759,701
Other comprehensive income (loss)		—	—	—	—	(270)	(270)	—	(270)
Total comprehensive income (loss)		$—	$—	$—	$—	$757,748	$757,748	$1,683	$759,431
Issuance of share capital (equity placement)	16	1,555	155,233	—	—	—	156,788	—	156,788
Issuance of share capital (equity compensation)		—	—	—	6,037	(2,990)	3,047	—	3,047
Issuance of EBT shares (equity compensation)	16	—	—	9,406	(9,406)	—	—	—	—
Repurchase of shares (share buyback program)	16	(161)	—	(11,048)	161	—	(11,048)	—	(11,048)
Dividends	18	—	—	—	—	(168,041)	(168,041)	—	(168,041)
Distributions to non-controlling interest owners		—	—	—	—	—	—	(4,043)	(4,043)
Transactions with shareholders		$1,394	$155,233	$(1,642)	$(3,208)	$(171,031)	$(19,254)	$(4,043)	$(23,297)
Balance as of December 31, 2023		$12,897	$1,208,192	$(102,470)	$14,442	$(547,255)	$585,806	$12,604	$598,410
Net income (loss)		—	—	—	—	(88,272)	(88,272)	1,271	(87,001)
Other comprehensive income (loss)		—	—	—	—	(1,822)	(1,822)	—	(1,822)
Total comprehensive income (loss)		$—	$—	$—	$—	$(90,094)	$(90,094)	$1,271	$(88,823)
Issuance of share capital (acquisition consideration)	16	1,185	54,519	—	—	—	55,704	—	55,704
Issuance of share capital (equity compensation)		—	—	—	10,002	(3,747)	6,255	—	6,255
Issuance of EBT shares (equity compensation)	16	—	—	4,594	(4,594)	—	—	—	—
Repurchase of shares (EBT)	16	—	—	(5,229)	—	—	(5,229)	—	(5,229)
Repurchase of shares (share buyback program)	16	(320)	—	(15,901)	320	—	(15,901)	—	(15,901)
Dividends	18	—	—	—	—	(83,864)	(83,864)	—	(83,864)
Distributions to non-controlling interest owners		—	—	—	—	—	—	(1,996)	(1,996)
Transactions with shareholders		$865	$54,519	$(16,536)	$5,728	$(87,611)	$(43,035)	$(1,996)	$(45,031)
Balance as of December 31, 2024		$13,762	$1,262,711	$(119,006)	$20,170	$(724,960)	$452,677	$11,879	$464,556
The notes on pages 103 to 144 are an integral part of the Group Financial Statements.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Consolidated Statement of Cash Flows
(Amounts in thousands, except share, per share and per unit data)

		Year Ended
	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities:
Net income (loss)		$(87,001)	$759,701	$(620,598)
Cash flows from operations reconciliation:
Depreciation, depletion and amortization	7	256,484	224,546	222,257
Accretion of asset retirement obligations	19	30,868	26,926	27,569
Impairment of proved properties	10	—	41,616	—
Income tax (benefit) expense	8	(136,951)	240,643	(178,904)
(Gain) loss on fair value adjustments of unsettled financial instruments	13	189,030	(905,695)	861,457
Asset retirement costs	19	(8,375)	(5,961)	(4,889)
(Gain) loss on natural gas and oil properties and equipment	5,10,11	(25,678)	(24,146)	(2,379)
(Gain) loss on sale of equity interest	5	7,375	(18,440)	—
Unrealized (gain) loss on investment	5	4,013	(4,610)	—
Gain on bargain purchases	5	—	—	(4,447)
Finance costs	21	137,643	134,166	100,799
Loss on early retirement of debt	21	14,753	—	—
Hedge modifications	13	—	26,686	(133,573)
Non-cash equity compensation	17	8,286	6,494	8,051
Working capital adjustments:
Change in trade receivables and other current assets		(27,555)	104,571	13,760
Change in other non-current assets		(923)	1,661	(580)
Change in trade and other payables and other current liabilities		(6,204)	(183,530)	132,349
Change in other non-current liabilities		1,319	(6,236)	(6,794)
Cash generated from operations		$357,084	$418,392	$414,078
Cash paid for income taxes		(11,421)	(8,260)	(26,314)
Net cash provided by operating activities		$345,663	$410,132	$387,764
Cash flows from investing activities:
Consideration for business acquisitions, net of cash acquired	5	$—	$—	$(24,088)
Consideration for asset acquisitions	5	(288,489)	(262,329)	(264,672)
Proceeds from divestitures	5	59,048	95,749	—
Expenditures on natural gas and oil properties and equipment	10,11	(52,100)	(74,252)	(86,079)
Proceeds on disposals of natural gas and oil properties and equipment	10,11	9,675	4,083	12,189
Deferred consideration payments	5	(1,050)	(2,620)	—
Contingent consideration payments	24	—	—	(23,807)
Net cash used in investing activities		$(272,916)	$(239,369)	$(386,457)
Cash flows from financing activities:
Repayment of borrowings	21	$(1,653,489)	$(1,547,912)	$(2,139,686)
Proceeds from borrowings	21	1,844,768	1,537,230	2,587,554
Prepayment charge on early retirement of debt	21	(1,752)	—	—
Cash paid for interest	21	(123,141)	(116,784)	(83,958)
Debt issuance costs	21	(20,267)	(13,776)	(34,234)
Decrease (increase) in restricted cash	3	(3,864)	11,792	(36,287)
Hedge modifications associated with ABS Notes	13, 21	—	(6,376)	(105,316)
Proceeds from equity issuance, net	16	—	156,788	—
Proceeds from lease modifications	20	8,568	—	—
Principal element of lease payments	20	(14,343)	(12,169)	(10,211)
Cancellation (settlement) of warrants, net	16	—	—	137
Dividends to shareholders	18	(83,864)	(168,041)	(143,455)
Distributions to non-controlling interest owners	3	(1,996)	(4,043)	(6,389)
Repurchase of shares by the EBT	16	(5,229)	—	(22,931)
Repurchase of shares	16	(15,901)	(11,048)	(11,760)
Net cash used in financing activities		$(70,510)	$(174,339)	$(6,536)
Net change in cash and cash equivalents		2,237	(3,576)	(5,229)
Cash and cash equivalents, beginning of period		3,753	7,329	12,558
Cash and cash equivalents, end of period		$5,990	$3,753	$7,329
The notes on pages 103 to 144 are an integral part of the Group Financial Statements.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Notes to the Group Financial Statements
(Amounts in thousands, except share, per share and per unit data)
Note 1 - General Information
(Amounts in thousands, except share, per share and per unit data)
Diversified Energy Company PLC (the “Parent” or “Company”), and its wholly owned subsidiaries (the “Group”) is an independent energy company engaged in the production, transportation and marketing of primarily natural gas related to its synergistic U.S. onshore upstream and midstream assets.
The Group’s assets are located within the Appalachian Region and Central Region in the U.S.
The Company was incorporated on July 31, 2014 in the United Kingdom and is registered in England and Wales under the Companies Act 2006 as a public limited company under company number 09156132. The Group‘s registered office is located at 4th floor Phoenix House, 1 Station Hill, Reading,
Berkshire, RG1 1NB, UK.
In May 2020, the Company’s shares were admitted to trading on the LSE’s Main Market for listed securities under the ticker “DEC”. In December 2023, the Company’s shares were admitted to trading on the New York Stock Exchange (“NYSE”) under the ticker “DEC.” As of December 31, 2024, the principal trading market for the Company’s ordinary shares was the LSE.
Note 2 - Basis of Preparation
(Amounts in thousands, except share, per share and per unit data)
Basis of Preparation
The Group's consolidated financial statements (the “Group Financial Statements”) have been prepared in accordance with International Financial
Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The principal accounting policies set out below have been applied consistently throughout the year and are consistent with prior year unless otherwise stated.
Unless otherwise stated, the Group Financial Statements are presented in U.S. Dollars, which is the Group’s subsidiaries’ functional currency and the currency of the primary economic environment in which the Group operates, and all values are rounded to the nearest thousand dollars except share, per share and per unit amounts and where otherwise indicated.
Transactions in foreign currencies are translated into U.S. Dollars at the rate of exchange on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the date of the Consolidated Statement of Financial Position. Where the
Group’s subsidiaries have a different functional currency, their results and financial position are translated into the presentation currency as follows:
•Assets and liabilities in the Consolidated Statement of Financial Position are translated at the closing rate at the date of that Consolidated Statement of Financial Position;
•Income and expenses in the Consolidated Statement of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•All resulting exchange differences are reflected within other comprehensive income in the Consolidated Statement of Comprehensive Income.
The Group Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities
(including derivative instruments) held at fair value through profit and loss or through other comprehensive income.
Segment Reporting
The Group is an independent owner and operator of producing natural gas and oil wells with properties located in the states of Tennessee, Kentucky,
Virginia, West Virginia, Ohio, Pennsylvania, Oklahoma, Texas and Louisiana. The Group’s strategy is to acquire long-life producing assets, efficiently operate those assets to generate free cash flow for shareholders and then to retire assets safely and responsibly at the end of their useful life. The
Group’s assets consist of natural gas and oil wells, pipelines and a network of gathering lines and compression facilities which are complementary to the
Group’s assets.
In accordance with IFRS the Group establishes segments on the basis on which those components of the Group are evaluated regularly by the chief executive officer, the Group’s chief operating decision maker (“CODM”), when deciding how to allocate resources and in assessing performance. When evaluating performance as well as when acquiring and managing assets the CODM does so in a consolidated and complementary fashion to vertically integrate and improve margins. Accordingly, when determining operating segments under IFRS 8, the Group has identified one reportable segment that produces and transports natural gas, NGLs and oil in the U.S.
Going Concern
The Group Financial Statements have been prepared on the going concern basis, assuming the continuation of normal business activities, the realization of assets, and the settlement of liabilities in the ordinary course of business. After reviewing the Group’s overall position and outlook, the Directors believe that the Group is adequately funded to continue operating as a going concern for at least the next twelve months from the date of approval of this Annual Report & Form 20-F.
The Directors diligently oversee and manage the Group’s liquidity risk. While our financial outlook is primarily evaluated through the annual business planning process, it is also closely monitored on a monthly basis. This involves regular Board discussions, led by senior leadership, to assess the Group’s current performance and future outlook. The business planning process produces key performance objectives, an assessment of the Group’s primary risks, the anticipated operational outlook, and a set of financial forecasts that consider the available funding sources (the “Base Plan”).
The Base Plan was formed on key assumptions that support the business planning process. These assumptions include:
•Projected operating cash flows are calculated based on a production profile that aligns with current operating results and observed decline rates;
•Assumes commodity prices align with the current forward curve, taking into account basis differentials;
•Operating cost levels remain consistent with historical trends;

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
•The financial impact of our current hedging contracts for the assessment period, covering approximately 86% and 82% of total production volumes for the years ending December 31, 2025 and 2026, respectively; and
•The scenario also accounts for the scheduled principal and interest payments on our existing debt arrangements.
The Directors and management also evaluate various scenarios around the Base Plan, focusing on more severe but plausible downside impacts of the principal risks, both individually and collectively. They also consider the additional capital requirements these downside scenarios might impose. These scenarios include:
Scenario 1: Cyclically low gas prices for a year, with Henry Hub prices at $2.00 per MMbtu before returning to strip pricing, reflecting historically observed market conditions.
Scenario 2: Considered the impact of climate change by assuming a two-week period of lost production in our East Texas/Louisiana region, which is prone to hurricanes, due to a natural disaster (assumed to occur once each year during the assessment period).
Scenario 3: Considered the impact of climate change by assuming a two-week period of lost production in our Appalachian region (assumption of lost production affecting 25% of the region), which is prone to flooding, due to a natural disaster (assumed to occur once each year during the assessment period).
Under these downside sensitivity scenarios, the Group continues to meet its working capital requirements, primarily consisting of derivative liabilities.
These liabilities, when settled, will be funded using the higher commodity revenues from which they were derived. Additionally, the Group will continue to meet the covenant requirements under its Credit Facility and other existing borrowing instruments.
The Directors and management assess the potential impact of these principal risks on the Group’s prospects within the assessment period and evaluate opportunities to actively mitigate the risk of these severe but plausible downside scenarios. In addition to modeling downside going concern scenarios, the Board has stress-tested the model to determine the extent of downturn that would result in a breach of covenants. Assuming similar levels of cash conversion as seen in 2024, a significant decline in production volume and pricing, well beyond historical experiences, would need to persist throughout the going concern period for a covenant breach to occur, which is considered very unlikely.
In addition to the scenarios mentioned, the Directors also considered the current geopolitical environment and the inflationary pressures affecting the
U.S., which the Group is closely monitoring. Despite modeling specific hypothetical scenarios, the Group believes that the impact of these events will largely continue to be reflected in commodity markets, extending the recent volatility. The Group views commodity price risk a principal risk and will continue to actively monitor and mitigate this risk through its hedging program.
Based on this assessment, the Directors have reviewed the Group’s overall position and outlook and believe that the Group is sufficiently funded to operate as a going concern for the next twelve months from the date of approval of the Group Financial Statements.
Basis of Consolidation
Group companies included in the Group Financial Statements for the year ended December 31, 2024 are Parent and all subsidiary undertakings, which are those entities controlled by the Parent. Control exists when the Group has the power to direct the activities of an entity so as to affect the return on investment.
The net assets and results of acquired businesses are included in the Group Financial Statements from their respective dates of acquisition, being the date on which the Group obtains control.
The results of disposed businesses are included in the consolidated financial statements up to their date of disposal, being the date control ceases.
Intra-Group transactions and balances are eliminated.
The Group Financial Statements for the year ended December 31, 2024 reflect the following corporate structure of the Group, and its wholly owned subsidiaries:
•Diversified Energy Company PLC (“DEC”) as
well as its wholly owned subsidiaries
•Diversified Gas & Oil Corporation
•Diversified Production LLC
•Diversified ABS Holdings LLC
•Diversified ABS LLC
•Diversified ABS Phase II Holdings LLC
•Diversified ABS Phase II LLC
•Diversified ABS Phase IV Holdings LLC
•Diversified ABS Phase IV LLC
•DP Bluegrass Holdings LLC
•DP Bluegrass LLC
•Chesapeake Granite Wash Trust(a)
•BlueStone Natural Resources II, LLC
•Sooner State Joint ABS Holdings LLC(b)
•Diversified ABS Phase VI Holdings LLC
•Diversified ABS Phase VI LLC
•Diversified ABS VI Upstream LLC
•Oaktree ABS VI Upstream LLC
•DP Lion Equity Holdco LLC(c)
•DP Lion Holdco LLC
•Diversified ABS VIII Holdings LLC
•Diversified ABS VIII LLC
•Diversified ABS III Upstream LLC
•Diversified ABS V Upstream LLC
•DP Yellowjacket Equity Holdco LLC
•DP Yellowjacket Holdco LLC
•DM Yellowjacket Holdco LLC
•Tanos TX Holdco LLC
•Diversified ABS IX Holdings LLC
•Diversified Mustang Holdco LLC
•DP RBL Co LLC
•DP Legacy Central LLC
•Diversified Energy Marketing, LLC
•OCM Denali Holdings, LLC
•DP Tapstone Energy Holdings, LLC
•DP Legacy Tapstone LLC
•Giant Land, LLC(d)
•Link Land, LLC(d)
•Old Faithful Land, LLC(d)
•Riverside Land, LLC(d)
•Splendid Land, LLC(d)
•Diversified Midstream LLC
•Cranberry Pipeline Corporation
•Coalfield Pipeline Company
•DM Bluebonnet LLC
•Black Bear Midstream Holdings LLC
•Black Bear Midstream LLC
•Black Bear Liquids LLC
•Black Bear Liquids Marketing LLC
•DM Pennsylvania Holdco LLC
•Diversified Energy Group LLC
•Diversified Energy Company LLC
•Next LVL Energy, LLC
•Diversified ABS IX Holdings LLC
•Diversified ABS X Holdings LLC
•Diversified ABS X LLC
(a)Diversified Production, LLC holds 50.8% of the issued and outstanding common shares of Chesapeake Granite Wash Trust.
(b)Owned 51.25% by Diversified Production LLC and 48.75% by OCM Denali Holdings LLC, both wholly owned subsidiaries of the Group.
(c)Diversified Production, LLC holds 20% of the issued and outstanding equity of DP Lion Equity Holdco LLC. This entity is not consolidated within the Group’s financial statements as of December 31, 2024. Refer to Note 5 for additional information.
(d)Owned approximately 55% by Diversified Energy Company PLC.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Note 3 - Material Accounting Policies
(Amounts in thousands, except share, per share and per unit data)
The preparation of the Group Financial Statements in compliance with IFRS as issued by the IASB requires management to make estimates and exercise judgment in applying the Group’s accounting policies. In preparing the Group Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are disclosed in Note 4.
Business Combinations and Asset Acquisitions
The Group performs an assessment of each acquisition to determine whether the acquisition should be accounted for as an asset acquisition or a business combination. For each transaction, the Group may elect to apply the concentration test to determine if the fair value of assets acquired is substantially concentrated in a single asset (or a group of similar assets). If this concentration test is met, the acquisition qualifies as an acquisition of a group of assets and liabilities, not of a business.
Accounting for business combinations under IFRS 3 is applied once it is determined that a business has been acquired. Under IFRS 3, a business is defined as an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business generally consists of inputs, processes applied to those inputs, and resulting outputs that are, or will be, used to generate revenues.
In a business combination, assets acquired and liabilities assumed are recorded at fair value and any excess in the consideration paid over the fair value of the net assets acquired is recorded as goodwill, while any excess fair value of the net assets acquired over the consideration fair value is recognized as a gain on bargain purchase.
When less than the entire interest of an entity is acquired, the choice of measurement of the non-controlling interest, either at fair value or at the proportionate share of the acquiree’s identifiable net assets, is determined on a transaction by transaction basis.
More information regarding the judgments and conclusions reached with respect to business combinations and asset acquisitions is included in Notes 4 and 5.
Oaktree Capital Management, L.P. (“Oaktree”) Participation Agreement
In October 2020, the Group entered into a three-year definitive participation agreement with funds managed by Oaktree to jointly identify and fund future proved developed producing acquisition opportunities (“PDP acquisitions”) that the Group identified. The Oaktree Funding Commitment provided for up to $1,000,000 in aggregate over three years for mutually agreed upon PDP acquisitions with transaction valuations typically greater than
$250,000. The Group and Oaktree each funded 50% of the net purchase price in exchange for proportionate working interests of 51.25% and 48.75%
during Tranche I deals, or joint acquisitions made during the first 18 months of the agreement, and 52.5% and 47.5% during Tranche II deals, or joint acquisitions made during the second 18 months of the agreement, respectively. The Group's greater share reflected the upfront promote it received from Oaktree which was intended to compensate the Group for the increase in general and administrative expenses needed to operate an entity that increases with acquired growth.
Additionally, upon Oaktree achieving a 10% unlevered internal rate of return, Oaktree would convey a back-end promote to the Group which would increase the Group’s working interest to 59.625% for both Tranche I and Tranche II deals. The Group also maintained the right of first offer to acquire
Oaktree’s interest if and when Oaktree decided to divest. The Group and Oaktree each had the right to participate in a sale by the other party with a third-party upon comparable terms.
The Group accounted for the Oaktree Participation Agreement as a joint operation under IFRS 11, Joint Arrangements (“IFRS 11”). Accordingly, the
Group included its proportionate share of assets, liabilities, revenues and expenses within the consolidated financial statements.
The Oaktree Participation Agreement ended in October 2023. On June 6, 2024 the Group acquired Oaktree’s proportionate working interest in all
Tranche I and Tranche II deals. Details of the acquisition are disclosed in Note 5.
Inventory
Natural gas inventory is stated at the lower of cost and net realizable value, cost being determined on a weighted average cost basis. Inventory also consists of material and supplies used in connection with the Group’s maintenance, storage and handling. Inventory is stated at the lower of cost or net realizable value.
Cash and Cash Equivalents
Cash on the balance sheet comprises cash at banks. Balances held at banks, at times, exceed U.S. federally insured amounts. The Group has not experienced any losses in such accounts and the Directors believe the Group is not exposed to any significant credit risk on its cash.
Trade Receivables
Trade receivables are recorded at their historical carrying amount, net of any required provisions. These receivables are due from customers across the natural gas and oil industry. While they are spread among several customers, their collectability depends on each customer’s financial health and the overall economic conditions of the industry. Management evaluates customers’ financial conditions before extending credit and typically do not require collateral to secure the recoverability of the Group’s trade receivables. Any adjustments to the Group’s allowance for expected credit losses during the year are recognized in the Consolidated Statement of Comprehensive Income. Trade receivables also include amounts due from third-party working interest owners and hedge settlement receivables. The Group consistently assesses the collectability of these receivables. As of December 31, 2024 and
2023, the Group considered a portion of these working interest receivables uncollectable and recorded an allowance for credit losses in the amount of
$15,959 and $16,529, respectively. Refer to Note 14 for additional information.
Impairment of Financial Assets
IFRS 9 requires the application of an expected credit loss model in considering the impairment of financial assets. The expected credit loss model requires the Group to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. The credit event does not have to occur before credit losses are recognized. IFRS 9 allows for a simplified approach for measuring the allowance at an amount equal to lifetime expected credit losses for trade receivables.
The Group applies the simplified approach to the expected credit loss model to trade receivables arising from:
•Sales of natural gas, NGLs and oil;

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
•Sales of gathering and transportation of third-party natural gas; and
•The provision of other services.
Borrowings
Borrowings are initially recognized at fair value, net of any transaction costs incurred. They are then carried at amortized cost. The difference between the net proceeds and the redemption value is recognized in the Consolidated Statement of Comprehensive Income over the period of the borrowings using the effective interest method.
Interest on borrowings is accrued according to each class of borrowing.
Derivative Financial Instruments
Derivatives are utilized as part of the Group’s strategy to mitigate risks associated with the cash flow unpredictability due to commodity price volatility.
Additional details on the Group’s exposure to these risks can be found in Note 25. The Group has entered into financial instruments which are considered derivative contracts, such as swaps and collars, which result in net cash settlements each month without physical deliveries. The derivative contracts are initially recognized at fair value on the contract date and remeasured to fair value at each balance sheet date. The resulting gain or loss is recognized in the Consolidated Statement of Comprehensive Income under the gain (loss) on derivative financial instruments line item for the year incurred.
Restricted Cash
Cash held on deposit for bonding purposes is classified as restricted cash and recorded within current and non-current assets. This cash is either (1)
restricted by state governmental agencies for use if the operator abandons any wells, or (2) held as collateral by the Group’s surety bond providers.
Additionally, the Group is required to maintain certain cash reserves for interest payments related to its asset-backed securitizations, as detailed in Note
21. These reserves typically cover one to six months of interest and any associated fees. The Group classifies restricted cash as either current or non-
current, depending on the classification of the related asset or liability. This reserve cash is managed by an independent indenture trustee, who monitors the reserves monthly to ensure the correct amount is maintained. The deposit conditions restrict the Group from accessing the reserve cash on demand, meaning it no longer qualifies as cash and cash equivalents.

	December 31, 2024	December 31, 2023
Cash restricted by asset-backed securitizations	$45,880	$35,870
Other restricted cash	389	382
Total restricted cash	$46,269	$36,252
Classified as:
Current asset	$11,426	$11,195
Non-current asset	34,843	25,057
Total	$46,269	$36,252
Natural Gas and Oil Properties
Natural gas and oil activities are accounted for using the principles of the successful efforts method of accounting as described below.
Development & Acquisition Costs
Costs incurred to purchase, lease, or otherwise acquire a property are capitalized when incurred. Expenditures related to the construction, installation or completion of infrastructure facilities, such as platforms, and the drilling of development wells, including delineation wells, are capitalized within natural gas and oil properties. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, and the initial estimate of the asset retirement obligation.
Depletion
Proved natural gas, oil and NGL reserve volumes are used as the basis to calculate unit-of-production depletion rates. Leasehold costs are depleted on the unit-of-production basis over the total proved reserves of the relevant area while production and development wells are depleted over proved producing reserves.
Intangible Assets
Software Development
Development costs that are directly attributable to the design and testing of identifiable and unique software products developed by third parties and controlled by the Group are recognized as intangible assets where the following criteria are met:
•It is technically feasible to complete the software so that it will be available for use;
•The Directors intend to complete the software and use it;
•There is an ability to use the software;
•It can be demonstrated how the software will generate probable future economic benefits;
•Adequate technical, financial and other resources to complete the development and to use the software are available; and
•The expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software include cost incurred by third parties, employee costs and an appropriate portion of relevant overheads. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.
Costs associated with maintaining software programs are recognized as an expense as incurred.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Impairment of Intangible Assets
Intangible assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Intangible assets that have suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.
Amortization
The Group amortizes intangible assets with a limited useful life, using the straight-line method over the following periods:

Range in Years
Software	3
Other acquired intangibles(a)	3
(a)Represents intangible assets acquired in business combinations and asset acquisitions.
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The initial recognized cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to operate as intended by the Directors.
Property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives:

Range in Years
Buildings and leasehold improvements	40
Equipment	5 - 10
Motor vehicles	5
Midstream assets	10 - 15
Other property and equipment	5 - 10
Property, plant and equipment held under leases are depreciated over the shorter of the lease term or estimated useful life.
Impairment of Non-Financial Assets
At each reporting date, the Group assesses whether there are indications that an asset may be impaired. If such indications exist, or if annual impairment testing is required, the Group estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or cash generating unit’s fair value less disposal costs and its value-in-use. This is determined for an individual asset unless the asset does not generate largely independent cash inflows from other assets or groups of assets. If the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value-in-use, the Group discounts the estimated future cash flows to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When determining fair value less disposal costs, the Group considers recent market transactions, if available. If no such transactions are identified, an appropriate valuation model is used.
Non-Controlling Interests
Non-controlling interests represent the equity in subsidiaries that is not attributable to the Group’s shareholders. The acquisition of a non-controlling interest in a subsidiary and the sale of an interest while retaining control are accounted for as transactions within equity and are reported within non-
controlling interests in the consolidated financial statements.
During the years ended December 31, 2024, 2023 and 2022, the Group recorded net income of $1,271, $1,683 and $4,812, respectively, attributable to non-controlling interests. As of December 31, 2024 and 2023, the Group had a non-controlling interests balance of $11,879 and $12,604, respectively.
During the years ended December 31, 2024, 2023 and 2022, the Group paid $1,996, $4,043 and $6,389, respectively, in distributions to non-controlling interest owners.
Leases
The Group recognizes a right-of-use asset and a lease liability at the commencement date of contracts (or separate components of a contract) that convey the right to control the use of an identified asset for a period of time in exchange for consideration, when such contracts meet the definition of a lease as determined by IFRS 16, Leases (“IFRS 16”). The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date.
The Group initially measures the lease liability at the present value of the future lease payments, discounted using the interest rate implicit in the lease.
If this rate cannot be readily determined, the Group uses its incremental borrowing rate. After the commencement date, the lease liability is reduced by payments made and increased by interest on the lease liability.
Right-of-use assets are initially measured at cost, which comprises:
•The amount of the initial measurement of the lease liability;
•Any lease payments made at or before the commencement date, less any lease incentives received;
•Any initial direct costs incurred by the lessee; and
•An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located, or restoring the underlying asset to the condition required by the lease terms, unless those costs are incurred to produce inventories.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Subsequent to the measurement date, the right-of-use asset is depreciated on a straight line basis over the period that reflects the life of the underlying asset and is also adjusted for the remeasurement of any lease liability.
Asset Retirement Obligations
When a liability exists for the retirement of a well, removal of production equipment, and site restoration at the end of a well’s productive life, the Group recognizes an asset retirement liability. The amount recognized is the present value of estimated future net expenditures, determined in accordance with our anticipated retirement plans and local conditions and requirements. The unwinding of the discount on the decommissioning liability is included as accretion of the decommissioning provision. The cost of the relevant property, plant and equipment asset is increased by an amount equivalent to the liability and depreciated on a unit of production basis. The Group recognizes changes in estimates prospectively, with corresponding adjustments to the liability and the associated non-current asset.
Taxation
Deferred Taxation
Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts in the
Group Financial Statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred liability is settled.
Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilized. The Group offsets deferred tax assets and liabilities when it has a legally enforceable right to set off current tax assets against current tax liabilities, provided that the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority.
Current Taxation
Current income tax assets and liabilities for the years ended December 31, 2024 and 2023 were measured at the amounts to be recovered from, or paid to, the taxation authorities. The tax rates (and laws) used to compute these amounts are those enacted or substantively enacted at the reporting date in the jurisdictions where the Group operates and generates taxable income.
Uncertain Tax Positions
Management periodically evaluates positions taken in tax returns where applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances based on either the most likely amount or the expected value, depending on which method better predicts the resolution of the uncertainty.
Revenue Recognition
Natural Gas, NGLs & Oil Revenue (“Commodity Revenue”)
Commodity revenue is derived from sales of natural gas, NGLs and oil products and is recognized when the customer obtains control of the commodity.
This transfer generally occurs when the product is physically transferred into a vessel, pipe, sales meter, or other delivery mechanism. This also represents the point at which the Group fulfills its single performance obligation to its customer under contracts for the sale of natural gas, NGLs and oil as per IFRS 15, Revenue from Contracts with Customers (“IFRS 15”).
Commodity revenue in which the Group has an interest with other producers is recognized proportionately based on the Group’s working interest and the terms of the relevant production sharing contracts. Royalty payments or counterparty distributions, representing the portion of revenue due to minority working interests, are recorded as a liability, described in Note 23.
Commodity revenue is recorded based on the volumes accepted each day by customers at the delivery point and is measured using the respective market price index for the applicable commodity, adjusted by the applicable basis differential based on the quality of the product.
Third-Party Gathering Revenue
Revenue from gathering and transporting third-party natural gas is recognized when the customer transfers its natural gas to the entry point in the
Group’s midstream network and becomes entitled to withdraw an equivalent volume of natural gas from the exit point in the Group’s midstream network. This transfer generally occurs when product is physically transferred into the Group’s vessel, pipe, or sales meter. The customer’s entitlement to withdraw an equivalent volume of natural gas is broadly coterminous with the transfer of natural gas into the Group’s midstream network. Customers are invoiced, and revenue is recognized each month based on the volume of natural gas transported at a contractually agreed-upon price per unit.
Third-Party Plugging Revenue
Revenue from third-party asset retirement services is recognized as earned in the month the work is performed, in accordance with the Group’s contractual obligations. These contractual obligations are considered the Group’s performance obligations for purposes of IFRS 15.
Other Revenue
Revenue from the operation of third-party wells is recognized as earned in the month the work is performed, in accordance with the Group’s contractual obligations. These contractual obligations are considered the Group’s performance obligations for purposes of IFRS 15.
Revenue from the sale of water disposal services to third parties into the Group’s disposal wells is recognized as earned in the month the water is physically disposed of at a contractually agreed-upon price per unit. The disposal of the water is considered the Group’s performance obligation under these contracts.
Revenue is stated after deducting sales taxes, excise duties, and similar levies.
Share-Based Payments
The Group accounts for share-based payments under IFRS 2, Share-Based Payment (“IFRS 2”). All of the Group’s share-based awards are equity settled, with their fair value determined at the grant date. As of December 31, 2024, 2023 and 2022, the Group had three types of share-based payment awards: RSUs, PSUs and Options. The fair value of the Group’s RSUs is measured using the stock price at the grant date. The fair value of the
Group’s PSUs is measured using a Monte Carlo simulation model. The inputs to the Monte Carlo simulation model included:
•The share price at the date of grant;
•Expected volatility;
•Expected dividends;
•Risk free rate of interest; and

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
•Patterns of exercise by the plan participants.
The fair value of the Group’s Options was calculated using the Black-Scholes model as of the grant date. The inputs to the Black-Scholes model included:
•The share price at the grant date;
•Exercise price;
•Expected volatility; and
•Risk-free rate of interest.
The grant date fair value of share-based awards, adjusted for market-based performance conditions, is expensed uniformly over the vesting period.
New or Amended Accounting Standards - Adopted
The following accounting standards, amendments and interpretations became effective in the current year:

Standard	Amendment	Effective Date
IAS 1	Classification of Liabilities as Current or Non-Current and Non-Current Liabilities with Covenants	Annual periods beginning on or after January 1, 2024
The application of this standard and interpretations effective for the first time in the current year has had no significant impact on the amounts reported in the Group Financial Statements.
New or Amended Accounting Standards - Not Yet Adopted
At the date of authorization of the Group Financial Statements, the following standards and interpretations, which have not been applied in the Group
Financial Statements, were in issue but not yet effective. It is expected that where applicable, these standards and amendments will be adopted on each respective effective date. The Group is still assessing the effect of these standards, though they are not expected to have a material impact.

Standard	Amendment	Effective Date
IAS 21	The Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability	Annual periods beginning on or after January 1, 2025
IFRS 9	Financial Instruments - Lessee Derecognition of Lease Liabilities	Annual periods beginning on or after January 1, 2026
IFRS 7 & IFRS 9	Financial Instruments and Disclosures - Amendments to the Classification and Measurement of Financial Instruments	Annual periods beginning on or after January 1, 2026
IAS 7	Statement of Cash Flows - Cost Method	Annual periods beginning on or after January 1, 2026
IFRS 18	Presentation and Disclosures in Financial Statements - Primary Financial Statements	Annual periods beginning on or after January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures - Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures	Annual periods beginning on or after January 1, 2027
Note 4 - Significant Accounting Judgments & Estimates
(Amounts in thousands, except share, per share and per unit data)
In applying the Group's accounting policies described in Note 3, the Directors made the following judgments and estimates, which may significantly affect the amounts recognized in the Group Financial Statements.
Significant Judgments
Business Combinations & Asset Acquisitions
The Group follows the guidance in IFRS 3, Business Combinations (“IFRS 3”) for determining the appropriate accounting treatment for acquisitions. IFRS
3 permits an initial fair value assessment to determine if substantially all of the fair value of the assets acquired is concentrated in a single asset or group of similar assets, known as the “concentration test”. If the initial screening test is not met, the asset may be considered a business based on whether there are inputs and substantive processes in place. The accounting treatment is derived based on the results of this analysis and the conclusion on an acquisition’s classification as a business combination or an asset acquisition.
If the acquisition is deemed to be a business, the acquisition method of accounting is applied. Identifiable assets acquired and liabilities assumed at the acquisition date are recorded at fair value. When the fair value exceeds the consideration transferred, a bargain purchase gain is recognized.
Conversely, when the consideration transferred exceeds the fair value, goodwill is recorded. If the transaction is deemed to be an asset purchase, the cost accumulation and allocation model is used whereby the assets and liabilities are recorded based on the purchase price and allocated to the individual assets and liabilities based on relative fair values. As a result, gains on bargain purchases are not recognized on asset acquisitions.
Additionally, in instances when the acquisition of a group of assets contains contingent consideration, the Group records changes in the fair value of the contingent consideration through the basis of the asset acquired rather than through the Consolidated Statement of Comprehensive Income. More
information regarding conclusions reached with respect to this judgment is included in Note 5.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed in a business combination are based on various market participant assumptions and valuation methodologies, requiring considerable judgment by management. The most significant variables in these valuations are discount rates and other assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates based on the risk inherent in the acquired assets, specific risks, industry beta, and the capital structure of guideline companies. The valuation of an acquired business is based on available information at the acquisition date and assumptions that are believed to be reasonable. However, a change in facts and circumstances as of the acquisition date can result in subsequent adjustments during the measurement period, but no later than one year from the acquisition date.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Significant Estimates
Estimating the Fair Value of Acquired Natural Gas & Oil Properties
The Group determines the fair value of its natural gas and oil properties acquired through business combinations using the income approach. This approach is based on expected discounted future cash flows, which are derived from estimated reserve quantities, production and development costs, and forward prices for natural gas and oil. Future net cash flows are discounted using a weighted average cost of capital and additional risk factors.
Proved reserves are estimated using available geological and engineering data and include only those volumes for which market access is reasonably certain. These estimates are inherently imprecise, requiring judgment and regular revisions. Revisions may be based on new information from additional drilling, long-term reservoir performance observations, and changes in economic factors such as product prices, contract terms, or operating expenses.
Impairment of Natural Gas & Oil Properties
When preparing the Group Financial Statements, the Group considers whether there is any evidence of impairment in the natural gas and oil properties.
This assessment involves reviewing producing assets for impairment indicators at the balance sheet date. Indicators can include significant or prolonged decreases in commodity pricing, negative market changes, downward revisions of reserve estimates, or increases in operating costs.
The Group reviews the carrying value of its natural gas and oil properties on a field basis annually or when an indicator of impairment is identified. The impairment test compares the carrying value of these properties to their recoverable amount, which is based on the present value of estimated future net cash flows from proved reserves. These future cash flows are calculated using estimated reserve quantities, production and development costs, and forward prices for natural gas and oil. If the carrying value exceeds fair value, the Group recognizes an impairment by writing down the value of the properties to their fair value. For the year ended December 31, 2024, no such impairments were recorded.
For the year ended December 31, 2023, the Group determined that the carrying amounts of certain proved properties for two fields were not recoverable from future cash flows and recognized an impairment charge of $41,616. No such impairment was recorded during the year ended
December 31, 2022. Refer to Note 10 for additional information regarding the Group’s impairment assessment.
If there has been an impairment charge in a previous period, it will be reversed in a later period if circumstances change and the recoverable amount exceeds the net book value at the time. When reversing impairment losses, the asset’s carrying amount will be increased to the lower of its original carrying value or the carrying value that would have been determined (net of depletion) if no impairment loss had been recognized in prior years. No such recoveries were recorded during the years ended December 31, 2024, 2023, and 2022. For more details, refer to Note 10.
When applicable, the Group recognizes impairment losses in the Consolidated Statement of Comprehensive Income, categorizing them according to the function of the impaired asset.
Reserve Volume Estimates
Proved reserves are the estimated volumes of natural gas, oil and NGLs that can be economically produced with reasonable certainty from known reservoirs, given current economic conditions and operating methods.
To estimate these reserves, we depend on the interpretation and judgment of engineering and production data, along with certain economic data such as commodity prices, operating expenses, capital expenditures, and taxes. Since many factors, assumptions, and variables involved in estimating proved reserves can change over time, the estimates of natural gas, oil and NGL reserve volumes are subject to revision.
Taxation
The Group makes certain estimates when calculating deferred tax assets and liabilities, as well as income tax expense. These estimates often require judgment regarding the timing and recognition of differences of revenue and expenses for tax and financial reporting purposes, as well as the tax basis of our assets and liabilities at the balance sheet date before tax returns are completed. Additionally, the Group must evaluate the likelihood of recovering or utilizing its deferred tax assets and may record a valuation allowance against these assets when it is not expected that they will be realized. In determining whether to apply a valuation allowance, the Group considers evidence such as future taxable income, among other factors. This process involves numerous judgments and assumptions, including estimates of commodity prices, production, and other operating conditions. If any of these factors, assumptions, or judgments change, the deferred tax asset could be adjusted, particularly decreasing if it is determined that the asset is unlikely to be realized. Conversely, a valuation allowance may be reversed if it is determined that the asset is likely to be realized.
Asset Retirement Obligations
The costs associated with asset retirement obligations are inherently uncertain and can fluctuate due to various factors, such as changes in legal requirements, the development of new restoration techniques, or experiences at other production sites. The expected timing and amount of these expenditures can also vary, for instance, due to changes in reserves or modifications in laws and regulations or their interpretation. Consequently, significant estimates and assumptions are necessary to determine the provision for asset retirement. These assumptions include the costs to retire the wells, the Group’s retirement plan, an assumed inflation rate, and the discount rate. Changes in these assumptions could lead to a substantial change in the carrying value of the asset retirement obligations within the next financial year. For more details and sensitivity analysis, refer to Note 19.
Note 5 - Acquisitions & Divestitures
(Amounts in thousands, except share, per share and per unit data)
The assets acquired in all acquisitions include the necessary permits, rights to production, royalties, assignments, contracts and agreements that support the production from wells and operation of pipelines. The Group determines the accounting treatment of acquisitions using IFRS 3.
2024 Acquisitions
East Texas II Asset Acquisition
On October 29, 2024, the Group acquired certain developed producing assets in the East Texas area of the Central Region from a regional operator (the
“Seller”) (altogether, the “East Texas II transaction”). The Group assessed the acquired assets and determined that this transaction was considered an asset acquisition rather than a business combination. When making this determination, management evaluated IFRS 3 and concluded that the acquired assets did not meet the definition of a business. The Group paid purchase consideration of $67,782, inclusive of transaction costs of $744 and customary purchase price adjustments. The transaction was funded through a combination of cash consideration of $40,329, drawing from a senior secured bank facility supported by the acquired assets and existing liquidity, and the issuance of 2,342,445 new ordinary shares direct to the Seller.
Refer to Notes 16 and 21 for additional information regarding share capital and debt, respectively. In the period from its acquisition to December 31,
2024 the East Texas II assets increased the Group’s revenue and operating expense by $4,889 and $1,598, respectively.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
The assets acquired and liabilities assumed were as follows:

Consideration paid
Cash consideration	$40,329
Value of shares issued as consideration	27,453
Total consideration	$67,782
Net assets acquired
Natural gas and oil properties	$78,087
Asset retirement obligations, asset portion	11,902
Property, plant and equipment	1,045
Asset retirement obligations, liability portion	(11,902)
Other current liabilities	(11,350)
Net assets acquired	$67,782
Crescent Pass Energy (“Crescent Pass”) Asset Acquisition
On August 15, 2024, the Group acquired certain upstream assets and related infrastructure in the East Texas area of the Central Region from Crescent
Pass. The Group assessed the acquired assets and determined that this transaction was considered an asset acquisition rather than a business combination. When making this determination, management evaluated IFRS 3 and concluded that the acquired assets did not meet the definition of a business. The Group paid purchase consideration of $97,678, inclusive of transaction costs of $846 and customary purchase price adjustments. The transaction was funded through a combination of the issuance of 2,249,650 new ordinary shares direct to Crescent Pass and cash consideration of
$69,265 from the new Term Loan II supported by the acquired assets. Refer to Notes 16 and 21 for additional information regarding share capital and debt, respectively. In the period from its acquisition to December 31, 2024 the Crescent Pass assets increased the Group’s revenue and operating expense by $10,283 and $6,101, respectively.
The assets acquired and liabilities assumed were as follows:

Consideration paid
Cash consideration	$69,265
Value of shares issued as consideration	28,413
Total consideration	$97,678
Net assets acquired
Natural gas and oil properties	$105,737
Asset retirement obligations, asset portion	34,247
Property, plant and equipment	534
Trade receivables, net	1,926
Asset retirement obligations, liability portion	(34,247)
Other current liabilities	(10,519)
Net assets acquired	$97,678
Oaktree Capital Management, L.P. (“Oaktree”) Working Interest Asset Acquisition
On June 6, 2024 the Group acquired Oaktree’s proportionate working interest in the East Texas, Tapstone, Tanos and Indigo acquisitions. The Group assessed the acquired assets and determined that this transaction was considered an asset acquisition rather than a business combination. When making this determination, management evaluated IFRS 3 and concluded that the acquired assets did not meet the definition of a business. The Group paid purchase consideration of $221,660, inclusive of transaction costs of $2,064 and customary purchase price adjustments. As part of this transaction, the Group assumed Oaktree’s proportionate debt of $132,576 associated with the ABS VI Notes. The Group funded the purchase through a combination of existing and expanded liquidity and issued approximately $83,348 in notes payable to Oaktree. Refer to Note 21 for additional information regarding debt. In the period from its acquisition to December 31, 2024 the Oaktree assets increased the Group’s revenue and operating expense by $65,708 and
$31,626, respectively.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
The assets acquired and liabilities assumed were as follows:

Consideration paid
Cash consideration	$177,550
Oaktree Seller's Note	83,348
Elimination of Oaktree liability	(39,238)
Total consideration	$221,660
Net assets acquired
Natural gas and oil properties	$315,611
Asset retirement obligations, asset portion	63,770
Property, plant and equipment	457
Restricted cash	6,153
Derivative financial instruments, net	39,841
Asset retirement obligations, liability portion	(63,770)
Borrowings	(132,576)
Other current liabilities	(7,826)
Net assets acquired	$221,660
Other Acquisitions
On December 30, 2024 the Group acquired certain upstream assets in the Central Region that are contiguous to its existing East Texas assets. The
Group paid purchase consideration of $1,181, inclusive of customary purchase price adjustments and transaction costs. Given the concentration of assets, this transaction was considered an asset acquisition rather than a business combination.
2024 Divestitures
During the year ended December 31, 2024, the Group divested certain other non-core undeveloped acreage across its operating footprint for consideration of approximately $59,048. The consideration received exceeded the carrying value of the net assets divested resulting in a gain on natural gas and oil properties and equipment of $26,312.
2023 Acquisitions
Tanos Energy Holdings II LLC (“Tanos II”) Asset Acquisition
On March 1, 2023 the Group acquired certain upstream assets and related infrastructure in the Central Region from Tanos II. Given the concentration of assets, this transaction was considered an asset acquisition rather than a business combination. When making this determination management performed an asset concentration test considering the fair value of the acquired assets. The Group paid purchase consideration of $262,329, inclusive of transaction costs of $936 and customary purchase price adjustments. The Group funded the purchase with proceeds from the February 2023 equity raise, cash on hand and existing availability on the Credit Facility for which the borrowing base was upsized concurrent to the closing of the Tanos II transaction. Refer to Notes 16 and 21 for additional information regarding the Group’s share capital and borrowings. In the period from its acquisition to
December 31, 2023 the Tanos II assets increased the Group’s revenue by $45,589.
2023 Divestitures
Sale of Equity Interest in DP Lion Equity HoldCo LLC
In November 2023, the Group formed DP Lion Equity Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue Class A and
Class B asset-backed securities (collectively “ABS VII”) which are secured by certain upstream producing assets in Appalachia. The Class A and B asset backed securities were issued in aggregate principal amounts of $142,000 and $20,000, respectively.
In December 2023, the Group divested 80% of the equity ownership in DP Lion Equity Holdco LLC to outside investors, generating cash proceeds of
$30,000. The Group evaluated the remaining 20% interest in DP Lion Equity Holdco LLC and determined that the governance structure is such that the
Group does not have the ability to exercise control, joint control, or significant influence over the DP Lion Equity Holdco LLC entity. Accordingly, this entity is not consolidated within the Group’s financial statements as of December 31, 2023.
The consideration exceeded the fair value of the Group’s portion of the assets and liabilities divested resulting in a gain on sale of the equity interest of
$18,440. The Group’s remaining investment in the LLC is accounted for as an equity instrument at fair value in accordance with IFRS 9, Financial
Instruments (“IFRS 9”) and was $7,500 at December 31, 2023, which generated an unrealized gain of $4,610.
During 2024, the Group identified that the liability for revenues to be distributed of $7,375 associated with the divested wells in the DP Lion Holdco LLC transaction was inappropriately relieved and should have remained consolidated within the Group Financial Statements. The Group assessed the error and determined that it is immaterial, quantitatively and qualitatively, to the 2023 and 2024 Group Financial Statements. Accordingly, the error has been corrected as an out of period adjustment in the current year within the “Gain (loss) on sale of equity interest” line item in the Group’s Statement of
Comprehensive Income.
Other 2023 Divestitures
On July 17, 2023, the Group sold undeveloped acreage in Oklahoma, within the Group’s Central Region, for net consideration of approximately $16,060.
The consideration received exceeded the fair value of the net assets divested resulting in a gain on natural gas and oil properties and equipment of
$13,619.
On June 27, 2023, the Group sold certain non-core, non-operated assets within its Central Region for gross consideration of approximately $37,589. The divested assets were located in Texas and Oklahoma and consisted of non-operated wells and the associated leasehold acreage that was acquired as

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
part of the ConocoPhillips Asset Acquisition in September 2022. This sale of non-operated and non-core assets aligns with the Group’s application of the
Smarter Asset Management strategy and its strategic focus on operated proved developed producing assets.
Additionally, during the year ended December 31, 2023, the Group divested certain other non-core undeveloped acreage across its operating footprint for consideration of approximately $12,100. The consideration received exceeded the fair value of the net assets divested resulting in a gain on natural gas and oil properties and equipment of $10,547.
2022 Acquisitions
ConocoPhillips Asset Acquisition
On September 27, 2022 the Group acquired certain upstream assets and related facilities within the Central Region from ConocoPhillips. Given the concentration of assets, this transaction was considered an asset acquisition rather than a business combination. When making this determination management performed an asset concentration test considering the fair value of the acquired assets. The Group paid purchase consideration of
$209,766, including customary purchase price adjustments. Transaction costs associated with the acquisition were negligible. The Group funded the purchase with available cash on hand and a draw on the Credit Facility. In the period from its acquisition to December 31, 2022 the ConocoPhillips assets increased the Group’s revenue by $25,217.
East Texas Asset Acquisition (“East Texas I”)
On April 25, 2022, the Group acquired a proportionate 52.5% working interest in certain upstream assets and related facilities within the Central Region from a private seller in conjunction with Oaktree, via the previously disclosed participation agreement between the two parties. Given the concentration of assets, this transaction was considered an asset acquisition rather than a business combination. When making this determination, the Group performed an asset concentration test considering the fair value of the acquired assets. The Group paid purchase consideration of $47,468, including customary purchase price adjustments. Transaction costs associated with the acquisition were $1,550. The Group funded the purchase with available cash on hand and a draw on the Credit Facility.
Other 2022 Acquisitions
During the period ended December 31, 2022 the Group acquired three asset retirement companies for an aggregate consideration of $13,949, inclusive of customary purchase price adjustments. The Group also paid an additional $3,150 in deferred consideration through November 2024. During the year ended December 31, 2024 and 2023, the Group paid $1,050 and $2,100, respectively, of the deferred consideration. When evaluating these transactions, the Group determined they did not have significant asset concentrations and as a result it had acquired identifiable sets of inputs, processes and outputs and concluded the transactions were business combinations.
On April 1, 2022 the Group acquired certain midstream assets, inclusive of a processing facility, in the Central Region that are contiguous to its existing
East Texas assets. The Group paid purchase consideration of $10,139, inclusive of customary purchase price adjustments and transaction costs. When evaluating the transaction, the Group determined it did not have significant asset concentration and as a result it had acquired an identifiable set of inputs, processes and outputs and accordingly concluded the transaction was a business combination. The fair value of the net assets acquired was
$10,742 generating a bargain purchase gain of $603.
On November 21, 2022 the Group acquired certain midstream assets in the Central Region that are contiguous to its existing East Texas assets. The
Group paid purchase consideration of $7,438, inclusive of customary purchase price adjustments and transaction costs. Given the concentration of assets, this transaction was considered an asset acquisition rather than a business combination.
Transaction costs associated with the other acquisitions noted above were insignificant and the Group funded the aggregate cash consideration with existing cash on hand.
Subsequent Events
On February 27, 2025, the Group announced the completion of its previously announced acquisition of certain upstream assets and related infrastructure within Virginia, West Virginia, and Alabama of the Appalachian Region from Summit for a gross purchase price of approximately $45,000 before customary purchase price adjustments. The transaction was funded through the new ABS X Notes collateralized, in part, by the acquired assets.
Refer to Note 21 for additional information regarding debt.
On March 14, 2025, the Group announced the completion of its previously announced Maverick acquisition for a gross purchase price of approximately
$1,275,000. The transaction was funded through the assumption of approximately $700,000 of Maverick debt outstanding, the issuance of 21,194,213 new ordinary shares direct to the unitholders of Maverick, and approximately $207,000 in cash on hand. Refer to Notes 16 and 21 for additional information regarding share capital and debt.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Note 6 - Revenue
(Amounts in thousands, except share, per share and per unit data)
The Group extracts and sells natural gas, NGLs and oil to a variety of customers and operates most of the wells on behalf of customers and other working interest owners. Additionally, the Group offers gathering and transportation services, as well as asset retirement and other services to third parties. All revenue is generated within the U.S.
The following table reconciles the Group's revenue for the periods presented:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Natural gas	$464,600	$557,167	$1,544,658
NGLs	150,513	141,321	188,733
Oil	117,146	103,911	139,620
Total commodity revenue	$732,259	$802,399	$1,873,011
Midstream	32,535	30,565	32,798
Other(a)	30,047	35,299	13,540
Total revenue	$794,841	$868,263	$1,919,349
(a)Includes $16,305, $28,360, and $9,246 in third party plugging revenue and $13,742, $6,939, and $4,294 in other revenue for the years ended December 31, 2024,
2023, and 2022, respectively. Refer to Note 3 for additional information.
A significant portion of the Group’s trade receivables stem from sales of natural gas, NGLs and oil, as well as operational services. These receivables are uncollateralized and typically collected within 30 to 60 days.
For the years ended December 31, 2024, 2023 and 2022, no single customer accounted for more than 10% of total revenues.
Note 7 - Expenses by Nature
(Amounts in thousands, except share, per share and per unit data)
The table below details the Group's expenses for the periods presented:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
LOE(a)	$231,651	$213,078	$182,817
Production taxes(b)	36,043	61,474	73,849
Midstream operating expenses(c)	70,747	69,792	71,154
Transportation expenses(d)	90,461	96,218	118,073
Total operating expenses	$428,902	$440,562	$445,893
Depreciation and amortization	59,358	56,453	51,877
Depletion	197,126	168,093	170,380
Total depreciation, depletion and amortization	$256,484	$224,546	$222,257
Employees, administrative costs and professional services(e)	86,885	78,659	77,172
Costs associated with acquisitions(f)	11,573	16,775	15,545
Other adjusting costs(g)	22,375	17,794	69,967
Non-cash equity compensation(h)	8,286	6,494	8,051
Total G&A	$129,119	$119,722	$170,735
Recurring allowance for credit losses(i)	101	8,478	—
Total expenses	$814,606	$793,308	$838,885
Aggregate remuneration (including Directors):
Wages and salaries	$133,024	$124,834	$113,267
Payroll taxes	10,380	10,163	9,516
Benefits	29,252	31,912	23,828
Total employees and benefits expense	$172,656	$166,909	$146,611
(a)LOE encompasses costs incurred to maintain producing properties. These costs include direct and contract labor, repairs and maintenance, emissions reduction initiatives, water hauling, compression, automobile, insurance, and materials and supplies expenses.
(b)Production taxes consist of severance and property taxes. Severance taxes are typically paid on produced natural gas, NGLs and oil at fixed rates set by federal, state or local taxing authorities. Property taxes are generally based on the valuation of the Group’s natural gas and oil properties and midstream assets by the taxing

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
jurisdictions.
(c)Midstream operating expenses are the daily costs of operating the Group’s owned midstream assets, including employee and benefit expenses.
(d)Transportation expenses are the daily costs incurred from third-party systems to gather, process, and transport the Group’s natural gas, NGLs and oil.
(e)Employees, administrative costs and professional services include payroll and benefits for our administrative and corporate staff, costs of maintaining administrative and corporate offices, managing our production operations, franchise taxes, public company costs, fees for audit and other professional services, and legal compliance.
(f)Costs associated with acquisitions are related to the integration of acquisitions, which vary for each acquisition. For acquisitions classified as business combinations, these costs include transaction costs directly associated with a successful acquisition. They also encompass costs related to transition service arrangements, where the
Group pays the seller of the acquired entity a fee to manage G&A functions until full integration of the assets. Additionally, these costs include costs to cover expenses for integrating IT systems, consulting, and internal workforce efforts directly related to incorporating acquisitions into the Group’s systems.
(g)Other adjusting costs for the year ended December 31, 2024, were primarily associated with legal and professional fees related to the U.S. listing, legal fees for certain litigation, and expenses associated with unused firm transportation agreements. For the year ended December 31, 2023, these costs were primarily related to legal and professional fees for the U.S. listing, legal fees for certain litigation, and expenses for unused firm transportation agreements. For the year ended December 31, 2022, these costs mainly included $28,345 in contract terminations, which enabled the Group to secure more favorable future pricing, and $31,099 in deal breakage and/or sourcing costs for acquisitions.
(h)Non-cash equity compensation represents the expense recognition for share-based compensation provided to key members of the management team. Refer to Note 17 for additional details on non-cash share-based compensation.
(i)Allowance for credit losses consists of the recognition and reversal of credit losses. Refer to Note 14 for additional information regarding credit losses.
The following table presents the number of employees as of the dates presented (employee count not shown in thousands):

	As of
	December 31, 2024	December 31, 2023	December 31, 2022
Number of production support employees, including Executive Directors	402	389	362
Number of production employees	1,187	1,214	1,220
Workforce	1,589	1,603	1,582
The following table presents the average number of employees for the periods presented (employee count not shown in thousands):

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Average workforce, including Executive Directors	1,571	1,593	1,512
The Group defines key management personnel as the executive and non-executive Directors. Bradley G. Gray is excluded from the executive Director remuneration below for the year ended December 31, 2024 and is included for the years ended December 31, 2023 and 2022. Mr. Gray was a Director through September 15, 2023. The fixed pay figures included in the table represent Mr. Gray’s prorated compensation for the year ended December
31, 2023. The Directors’ remuneration was as follows for the periods presented:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Executive Directors
Salary	$780	$1,073	$1,157
Taxable benefits(a)	17	20	24
Benefit plan(b)	42	46	73
Bonus(c)	1,160	1,130	1,631
Long-term incentives(c)	1,541	2,322	3,193
Total Executive Directors' remuneration	3,540	4,591	6,078
Non-Executive Directors
Fees	1,050	994	911
Total Non-Executive Directors' remuneration	1,050	994	911
Total remuneration	$4,590	$5,585	$6,989
(a)Taxable benefits were comprised of Group paid life insurance premiums and automobile reimbursements.
(b)Reflects matching contributions under the Group’s 401(k) plan and health insurance benefits.
(c)Further details of the bonus outcome for 2024 and long-term incentives can be found in the Remuneration Committee’s Report within this Annual Report & Form 20-F.
Details of the highest paid Director’s aggregate emoluments and amounts receivable under long-term incentive schemes are disclosed in the
Remuneration Committee’s Report within this Annual Report & Form 20-F.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Auditors’ remuneration for the periods presented was as follows:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Auditors' remuneration
Fees payable to the Group’s external auditors and their associates for the audit of the consolidated financial statements(a)	$3,198	$2,140	$1,790
Fees payable for the audit of the financial statements of the Company's subsidiaries(b)	100	150	160
Audit-related assurance services(c)	756	1,078	874
Other assurance services	9	13	—
Total auditors' remuneration	$4,063	$3,381	$2,824
(a)The 2024 and 2023 fees include $348 and $249, respectively, for additional fees agreed upon and billed after signing the 2023 and 2022 consolidated accounts, respectively.
(b)The 2022 fees were revised to reflect additional scope change for the audit of the subsidiary accounts.
(c)Fees related to the Group’s interim review and capital market activities, which are outside the scope of the audit of the consolidated financial statements. The 2022 fees were revised to reflect additional work performed for the interim review.
Note 8 - Taxation
(Amounts in thousands, except share, per share and per unit data)
The Group files a consolidated U.S. federal tax return, multiple state tax returns, and a separate UK tax return for the Parent entity. The consolidated taxable income includes an allocable portion of income from the Group’s previous co-investment with Oaktree and its investment in the Chesapeake
Granite Wash Trust. Income taxes are provided for the tax effects of transactions reported in the Group Financial Statements and consist of taxes currently due, plus deferred taxes related to differences between the basis of assets and liabilities for financial and income tax reporting.
For the taxable years ended December 31, 2024, 2023, and 2022, the Group had a tax benefit of $136,951, an expense of $240,643, and a benefit of
$178,904, respectively. The effective tax rate used for the year ended December 31, 2024 was 61.2%, compared to 24.1% for the year ended
December 31, 2023, and 22.4% for the year ended December 31, 2022.
The effective tax rate for December 31, 2024 was primarily influenced by the recognition of the federal marginal well tax credit available to qualified producers. The effective tax rate for December 31, 2023 was mainly affected by changes in state taxes due to acquisitions and recurring permanent differences. The effective tax rate for December 31, 2022 was primarily impacted by changes in state taxes resulting from acquisitions.
The federal government provides marginal well tax credits to encourage companies to continue operating lower-volume wells during periods of low prices, thereby maintaining the jobs they create and the state and local tax revenues they generate for communities to support schools, social programs, law enforcement, and other public services. These credits, prescribed by Internal Revenue Code Section 45I, are available for certain natural gas production from qualifying wells. These credits benefit wells producing less than 90 Mcfe per day when market prices for natural gas in the previous tax year are relatively low. The Group benefited from these credits due to its portfolio of long-life, low-decline conventional wells. These credits were not available for the tax years 2023 and 2022 due to improved commodity prices during 2022 and 2021.
The provision for income taxes in the Consolidated Statement of Comprehensive Income is summarized below:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Current income tax (benefit) expense
Federal (benefit) expense	$(18,238)	$7,289	$(513)
State (benefit) expense	1,122	5,902	2,841
Foreign - UK (benefit) expense	234	—	107
Total current income tax (benefit) expense	$(16,882)	$13,191	$2,435
Deferred income tax (benefit) expense
Federal (benefit) expense	$(111,003)	$202,133	$(169,531)
State (benefit) expense	(9,016)	25,460	(11,863)
Foreign - UK (benefit) expense	(50)	(141)	55
Total deferred income tax (benefit) expense	$(120,069)	$227,452	$(181,339)
Total income tax (benefit) expense	$(136,951)	$240,643	$(178,904)

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
The effective tax rates and differences between the statutory U.S. federal income tax rate and the effective tax rates are summarized as follows:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Income (loss) before taxation	$(223,952)	$1,000,344	$(799,502)
Income tax benefit (expenses)	136,951	(240,643)	178,904
Effective tax rate	61.2%	24.1%	22.4%

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Expected tax at statutory U.S. federal income tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal tax benefit	3.7%	3.1%	1.2%
Federal credits	41.3%	0.0%	0.0%
Other, net	(4.8%)	0.0%	0.2%
Effective tax rate	61.2%	24.1%	22.4%
The Group had a net deferred tax asset of $251,276 at December 31, 2024, compared to a net deferred tax asset of $131,206 at December 31, 2023.
This change was primarily due to a poor commodity price environment generating unrealized gains for unsettled derivatives not recognized for tax purposes as well as the recognition on marginal well credits. The Group had a net deferred tax asset of $131,206 at December 31, 2023, compared to a net deferred tax asset of $358,666 at December 31, 2022. This change was primarily due to a poor commodity price environment generating unrealized gains for unsettled derivatives not recognized for tax purposes. The balance sheet presentation considers the offsetting of deferred tax assets and liabilities within the same tax jurisdiction, where permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or liabilities.
The table below presents the components of the net deferred tax asset (liability) included in non-current assets (liabilities) as of the periods presented:

	December 31, 2024	December 31, 2023
Deferred tax asset
Asset retirement obligations	$157,035	$103,998
Derivative financial instruments	191,512	153,057
Allowance for doubtful accounts	4,099	4,235
Net operating loss carryover	4,425	686
Federal tax credits carryover	233,969	163,158
163(j) interest expense limitation	41,031	24,324
Total deferred tax asset	$632,071	$449,458
Deferred tax liability
Amortization and depreciation	$(352,059)	$(252,587)
Investment in partnerships	(5,233)	(60,067)
Other	(23,503)	(5,598)
Total deferred tax liability	$(380,795)	$(318,252)
Net deferred tax asset (liability)	$251,276	$131,206
Balance sheet presentation
Deferred tax asset	$259,287	$144,860
Deferred tax liability	(8,011)	(13,654)
Net deferred tax asset (liability)	$251,276	$131,206
In assessing the realizability of deferred tax assets, the Group considers whether it is probable that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generating future taxable income during the periods in which those temporary differences become deductible or before credits expire. The Group evaluates the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At this time, the Group has determined it will have sufficient future taxable income to recognize its deferred tax assets.
The Group reported the effects of deferred tax expense as of and for the year ended December 31, 2024:

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements

	Opening Balance	Consolidated Statement of Comprehensive Income	Other(a)	Closing Balance
Asset retirement obligations	$103,998	$53,037	$—	$157,035
Allowance for doubtful accounts	4,235	(136)	—	4,099
Net operating loss carryover	686	3,739	—	4,425
Federal tax credits carryover	163,158	70,811	—	233,969
Property, plant, and equipment and natural gas and oil properties	(252,587)	(99,472)	—	(352,059)
Derivative financial instruments	153,057	38,455	—	191,512
Investment in partnerships	(60,067)	54,834	—	(5,233)
163(j) interest expense limitation	24,324	16,707		41,031
Other	(5,598)	(17,906)	1	(23,503)
Total deferred tax asset (liability)	$131,206	$120,069	$1	$251,276
(a)Amounts primarily relate to deferred taxes acquired as part of acquisition purchase accounting.
The Group reported the effects of deferred tax expense as of and for the year ended December 31, 2023:

	Opening Balance	Consolidated Statement of Comprehensive Income	Other(a)	Closing Balance
Asset retirement obligations	$92,393	$11,605	$—	$103,998
Allowance for doubtful accounts	2,378	1,857	—	4,235
Net operating loss carryover	3,865	(3,179)	—	686
Federal tax credits carryover	184,975	(21,817)	—	163,158
Property, plant, and equipment and natural gas and oil properties	(255,440)	2,853	—	(252,587)
Derivative financial instruments	378,918	(225,861)	—	153,057
Investment in partnerships	(82,930)	8,570	14,293	(60,067)
163(j) interest expense limitation	15,573	8,751		24,324
Other	18,934	(10,231)	(14,301)	(5,598)
Total deferred tax asset (liability)	$358,666	$(227,452)	$(8)	$131,206
(a)Amounts primarily relate to a deferred taxes reclass for comparative purposes.
The Group reported the effects of deferred tax expense as of and for the year ended December 31, 2022:

	Opening Balance	Consolidated Statement of Comprehensive Income	Other(a)	Closing Balance
Asset retirement obligations	$114,182	$(21,789)	$—	$92,393
Allowance for doubtful accounts	1,734	644	—	2,378
Net operating loss carryover	562	3,360	(57)	3,865
Federal tax credits carryover	183,460	1,515	—	184,975
Property, plant, and equipment and natural gas and oil properties	(266,987)	11,360	187	(255,440)
Derivative financial instruments	202,802	176,116	—	378,918
Investment in partnerships	(72,105)	(11,068)	243	(82,930)
163(j) interest expense limitation	—	15,573	—	15,573
Other	13,306	5,628	—	18,934
Total deferred tax asset (liability)	$176,954	$181,339	$373	$358,666
(a)Amounts primarily relate to deferred taxes acquired as part of acquisition purchase accounting.
The Group’s material deferred tax assets and liabilities all originate in the U.S.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
For U.S. federal tax purposes, the Group is taxed as a single consolidated entity. The Group’s co-investments with Oaktree and its investment in the
Chesapeake Granite Wash Trust are taxed as partnerships that pass through to the Group’s consolidated return. The Group is also subject to additional taxes in its domiciled jurisdiction of the UK. For the years ended December 31, 2024, 2023, and 2022, the Group incurred a expense of $234, no tax impact, and an expense of $107 in the UK, respectively.
The Organization for Economic Cooperation and Development (“OECD”) has proposed model rules for a global minimum tax of 15% of reported profits
(“Pillar Two”) that has been agreed upon in principle by over 140 countries. While the U.S. has not yet enacted rules implementing Pillar Two, the U.K.
has. This is relevant to the Company as it is resident in the U.K. for corporation tax purposes. The Finance (No. 2) Act 2023 (the “UK Act”) was enacted on July 11, 2023, and implements the OECD’s Base Erosion & Profit Shifting (“BEPS”) Pillar Two Income Inclusion Rule and a ‘Qualifying Domestic
Minimum Top-up Tax’ for accounting periods beginning on or after December 31, 2023. The UK Act also includes a transitional safe harbor election for accounting periods beginning on or before December 31, 2026. Although the Pillar Two rules can lead to additional taxes, including taxes on our profits in the U.S., the Group anticipates qualifying for a transitional safe harbor under the Pillar Two rules. We have undertaken an assessment and evaluated the impact of these rules based on the Group’s results for the year ended December 31, 2024 and the Group believes it will not have a material impact on its financial position, results of operations, or cash flows due to the availability of a transitional safe harbor for the year ended December 31, 2024.
The Group will continue to evaluate the potential consequences of Pillar Two on its longer-term financial position. The Group has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
The Group had no uncertain tax position liabilities as of December 31, 2024, 2023 or 2022.
As of December 31, 2024, the Group had U.S. federal net operating loss carryforwards (“NOLs”) of approximately $1,570, of which $1,474 are subject to limitation. Additionally, the Group had $6,494 U.S. state NOLs.
The Group had U.S. marginal well tax credit carryforwards of approximately $233,969 as of December 31, 2024, compared to $163,158 as of
December 31, 2023, and $184,975 as of December 31, 2022. As discussed earlier, the federal tax credit is intended to benefit wells producing less than
90 Mcfe per day when market prices for natural gas are relatively low. Due to the low commodity price environment in 2023, the Group generated federal tax credits of $91,831 for the year ended December 31, 2024. These tax credits expire between 2040 and 2044.
The Group had $14,203 U.S. federal capital loss carryforwards as of December 31, 2024, compared to none as of December 31, 2023, and $21,401 as of December 31, 2022. For the year ended December 31, 2024, no capital loss carryforwards expired. The Group utilized some existing capital loss carryforward in the amount of $10 in 2024, resulting in a capital loss carryforward going into 2025.
The Group completed a Section 382 study through December 31, 2024 in accordance with the Internal Revenue Code of 1986, as amended. The study concluded that the Group has not experienced an ownership change since the last ownership change on January 31, 2018. If the Group experiences an ownership change, tax credit carryforwards can be utilized but are limited each year and could expire before being fully utilized. The Directors expect the tax credit carryforwards, limited by the January 31, 2018 ownership change, to be fully available for utilization by 2025.
Note 9 - Earnings (Loss) Per Share
(Amounts in thousands, except share, per share and per unit data)
Basic earnings (loss) per share are calculated based on net income (loss) and the weighted average number of shares outstanding during the period.
Diluted earnings per share is based on net income and the weighted average number of shares outstanding, plus the weighted average number of shares that would be issued if dilutive share-based compensation awards were converted into shares on the last day of the reporting period. For both basic and diluted earnings (loss) per share calculations, the weighted average number of shares outstanding excludes shares held as treasury shares in the Employee Benefit Trust (“EBT”), which are treated the same as shares held in the treasury reserve for accounting purposes. Refer to Note 16 for additional information regarding the EBT.
Basic and diluted earnings (loss) per share were calculated as follows for the periods presented:

		Year Ended
	Calculation	December 31, 2024	December 31, 2023	December 31, 2022
Net income (loss) attributable to Owners of Diversified Energy Company PLC	A	$(88,272)	$758,018	$(625,410)
Weighted average shares outstanding - basic	B	48,031,916	47,165,380	42,203,974
Dilutive impact of potential shares		—	349,141	—
Weighted average shares outstanding - diluted	C	48,031,916	47,514,521	42,203,974

Earnings (loss) per share - basic	= A/B	$(1.84)	$16.07	$(14.82)
Earnings (loss) per share - diluted	= A/C	$(1.84)	$15.95	$(14.82)

Potentially dilutive shares(a)		640,568	54,133	766,723
(a)Outstanding share-based compensation awards excluded from the diluted EPS calculation because their effect would have been anti-dilutive.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Note 10 - Natural Gas & Oil Properties
(Amounts in thousands, except share, per share and per unit data)
The following table summarizes the Group's natural gas and oil properties for the periods presented:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Costs
Beginning balance	$3,206,739	$3,062,463	$2,866,353
Additions(a)	655,080	353,888	219,490
Disposals(b)	(42,627)	(209,612)	(23,380)
Ending balance	$3,819,192	$3,206,739	$3,062,463
Depletion and impairment
Beginning balance	$(716,364)	$(506,655)	$(336,275)
Depletion expense	(197,126)	(168,093)	(170,380)
Impairment	—	(41,616)	—
Ending balance	$(913,490)	$(716,364)	$(506,655)
Net book value	$2,905,702	$2,490,375	$2,555,808
(a)For the year ended December 31, 2024, the Group added $613,401 from material acquisitions and $6,521 from normal revisions to the Group’s asset retirement obligations. The remaining changes were primarily due to recurring capital expenditures. In 2023, the Group added $266,306 from acquisitions and $42,650 from normal revisions to the Group’s asset retirement obligations. The remaining changes were primarily due to recurring capital expenditures. In 2022, the Group added
$285,212 from acquisitions and $98,802 from normal revisions to the Group’s asset retirement obligations. The remaining additions were primarily due to capital expenditures for completing five Tapstone wells under development as of December 31, 2021, and seven additional wells in which the Group participated with a non-
operating interest in Appalachia. The remaining changes were primarily due to recurring capital expenditures.
(b)For the year ended December 31, 2024, the Group divested $32,736 in undeveloped acreage. In 2023, the Group divested $202,886 in natural gas and oil properties related to the sale of equity interest in DP Lion Equity Holdco LLC, the divested assets previously acquired as part of the ConocoPhillips Asset Acquisition, and other proved properties and undeveloped acreage divestitures. Disposals for the year ended December 31, 2022 were associated with divestitures of natural gas and oil properties in the normal course of business, none of which were material.
Impairment Assessment for Natural Gas and Oil Properties
For the period ended December 31, 2024, the Directors assessed indicators of impairment, noting that commodity prices showed moderate strengthening. As a result of this assessment, no indicators of impairment were identified for the year ended December 31, 2024.
For the year ended December 31, 2023, the Group determined that the carrying amounts of certain proved properties for two fields were not recoverable from future cash flows and recognized an impairment charge of $41,616. No such impairment was recorded during the year ended
December 31, 2022.
Note 11 - Property, Plant & Equipment
(Amounts in thousands, except share, per share and per unit data)
The following tables summarize the Group’s property, plant and equipment for the periods presented:

	Year Ended December 31, 2024
	Buildings and Leasehold Improvements	Equipment	Motor Vehicles	Midstream Assets	Other Property and Equipment	Total
Costs
Beginning balance	$48,255	$32,236	$71,175	$455,128	$26,293	$633,087
Additions(a)	2,978	3,066	19,243	22,597	2,614	50,498
Disposals	(1,391)	(3,577)	(7,473)	(1,575)	(658)	(14,674)
Ending balance(b)	$49,842	$31,725	$82,945	$476,150	$28,249	$668,911
Accumulated depreciation
Beginning balance	$(4,161)	$(8,722)	$(36,142)	$(123,458)	$(4,396)	$(176,879)
Period changes	(1,626)	(3,400)	(13,990)	(31,054)	(3,412)	(53,482)
Disposals	599	2,325	5,935	1,473	658	10,990
Ending balance	$(5,188)	$(9,797)	$(44,197)	$(153,039)	$(7,150)	$(219,371)
Net book value	$44,654	$21,928	$38,748	$323,111	$21,099	$449,540

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements

	Year Ended December 31, 2023
	Buildings and Leasehold Improvements	Equipment	Motor Vehicles	Midstream Assets	Other Property and Equipment	Total
Costs
Beginning balance	$47,682	$30,369	$66,389	$433,484	$23,743	$601,667
Additions(a)	1,134	3,964	11,715	21,644	4,039	42,496
Disposals	(561)	(2,097)	(6,929)	—	(1,489)	(11,076)
Ending balance(b)	$48,255	$32,236	$71,175	$455,128	$26,293	$633,087
Accumulated depreciation
Beginning balance	$(3,607)	$(7,627)	$(29,194)	$(95,826)	$(2,553)	$(138,807)
Period changes	(581)	(3,024)	(12,887)	(27,632)	(2,720)	(46,844)
Disposals	27	1,929	5,939	—	877	8,772
Ending balance	$(4,161)	$(8,722)	$(36,142)	$(123,458)	$(4,396)	$(176,879)
Net book value	$44,094	$23,514	$35,033	$331,670	$21,897	$456,208

	Year Ended December 31, 2022
	Buildings and Leasehold Improvements	Equipment	Motor Vehicles	Midstream Assets	Other Property and Equipment	Total
Costs
Beginning balance	$41,684	$9,492	$45,562	$398,663	$16,039	$511,440
Additions(a)	9,421	20,886	22,399	34,835	7,704	95,245
Disposals	(3,423)	(9)	(1,572)	(14)	—	(5,018)
Ending balance(b)	$47,682	$30,369	$66,389	$433,484	$23,743	$601,667
Accumulated depreciation
Beginning balance	$(2,078)	$(4,089)	$(20,186)	$(69,501)	$(1,606)	$(97,460)
Period changes	(1,819)	(3,547)	(10,270)	(26,330)	(947)	(42,913)
Disposals	290	9	1,262	5	—	1,566
Ending balance	$(3,607)	$(7,627)	$(29,194)	$(95,826)	$(2,553)	$(138,807)
Net book value	$44,075	$22,742	$37,195	$337,658	$21,190	$462,860
(a)Of the $50,498 in additions for 2024, $2,036 was related to acquisitions and $19,007 was associated with right-of-use asset additions for new leases. Of the $42,496 in additions for 2023, $234 was related to acquisitions and $13,279 was associated with right-of-use asset additions for new leases. Of the $95,245 in additions for 2022,
$26,815 was related to acquisitions and $11,295 was associated with right-of-use asset additions for new leases. The remaining capital expenditures were due to recurring capital needs and enhanced sustainability efforts. Refer to Notes 5 and 20 for additional information regarding acquisitions and leases, respectively. The remaining additions were related to routine capital projects on the Group’s compressor and gathering systems, as well as vehicle and equipment additions.
(b)Buildings and leasehold improvements and motor vehicles include right-of-use assets associated with the Group’s leases. Refer to Note 20 for additional information regarding leases.
The Group continued to utilize certain fully depreciated assets during the years ended December 31, 2024, 2023 and 2022 with an original cost basis of
$29,179, $6,546 and $9,222, respectively.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Note 12 - Intangible Assets
(Amounts in thousands, except share, per share and per unit data)
Intangible assets consisted of the following for the periods presented:

	Year Ended December 31, 2024
	Software	Other Acquired Intangibles	Total
Costs
Beginning balance	$44,449	$4,224	$48,673
Additions(a)	1,883	—	1,883
Disposals	(3,990)	(362)	(4,352)
Ending balance	$42,342	$3,862	$46,204
Accumulated amortization
Beginning balance	$(28,500)	$(822)	$(29,322)
Period changes	(5,554)	(500)	(6,054)
Disposals	3,990	362	4,352
Ending balance	$(30,064)	$(960)	$(31,024)
Net book value	$12,278	$2,902	$15,180

	Year Ended December 31, 2023
	Software	Other Acquired Intangibles	Total
Costs
Beginning balance	$39,306	$7,124	$46,430
Additions(a)	5,949	—	5,949
Disposals	(806)	(2,900)	(3,706)
Ending balance	$44,449	$4,224	$48,673
Accumulated amortization
Beginning balance	$(22,517)	$(2,815)	$(25,332)
Period changes	(6,789)	(907)	(7,696)
Disposals	806	2,900	3,706
Ending balance	$(28,500)	$(822)	$(29,322)
Net book value	$15,949	$3,402	$19,351

	Year Ended December 31, 2022
	Software	Other Acquired Intangibles	Total
Costs
Beginning balance	$28,095	$2,900	$30,995
Additions(a)	11,211	4,224	15,435
Disposals	—	—	—
Ending balance	$39,306	$7,124	$46,430
Accumulated amortization
Beginning balance	$(15,192)	$(1,669)	$(16,861)
Period changes	(7,325)	(1,146)	(8,471)
Disposals	—	—	—
Ending balance	$(22,517)	$(2,815)	$(25,332)
Net book value	$16,789	$4,309	$21,098
(a)For the years ended December 31, 2024, 2023 and 2022 additions were related to software enhancements and other acquired intangibles.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Note 13 - Derivative Financial Instruments
(Amounts in thousands, except share, per share and per unit data)
The Group faces volatility in market prices and basis differentials for natural gas, NGLs and oil, affecting the predictability of its cash flows from commodity sales. Additionally, the Group’s cash flows related to interest payments variable rate debt obligations can be impacted by fluctuations in interest rate markets, depending on its debt structure. To manage these risks, the Group utilizes various derivative financial instruments. As of
December 31, 2024, these instruments included swaps, collars, basis swaps, stand-alone put and call options, and swaptions. Below is a description of these instruments:

Swaps:	When the Group sells a swap, it agrees to receive a fixed price for the contract while paying a floating market price to the counterparty;
Collars:
Arrangements that include a fixed floor price (purchased put option) and a fixed ceiling price (sold call option) based on an index price have no net costs overall. At the contract settlement date, (1) when the index price is higher than the ceiling price, the Group pays the counterparty the difference between the index price and ceiling price, (2) when the index price is between the floor and ceiling prices, no payments are due from either party, and (3) when the index price is below the floor price, the Group will receive the difference between the floor price and the index price.
Some collar arrangements may also include a sold put option with a strike price below the purchased put option. Known as a three-
way collar, the structure operates similarly to the standard collar. However, when the index price settles below the sold put option, the
Group pays the counterparty the difference between the index price and sold put option, effectively enhancing realized pricing by the difference between the price of the sold and purchased put options;

Basis swaps:
Arrangements that guarantee a price differential for commodities from a specified delivery point. When the Group sells a basis swap, it receives a payment from the counterparty if the price differential exceeds the stated terms of the contract. Conversely, if the price differential is less than the stated terms, the Group pays the counterparty;

Put options:
The Group purchases and sells put options in exchange for a premium. When the Group purchases a put option, it receives from the counterparty the excess amount (if any) by which the market price falls below the strike price of the put option at the time of settlement. If the market price is above the put option’s strike price, no payment is required from either party. Conversely, when the
Group sells a put option, it pays the counterparty the excess amount (if any) by which the market price falls below the strike price of the put option at the time of settlement. If the market price is above the put option’s strike price, no payment is required from either party;

Call options:
The Group purchases and sells call options in exchange for a premium. When the Group purchases a call option, it receives from the counterparty the excess amount (if any) by which the market price exceeds the strike price of the call option at the time of settlement.
If the market price is below the call option’s strike price, no payment is required from either party. When the Group sells a call option, it pays the counterparty the excess amount (if any) by which the market price exceeds the strike price of the call option at the time of settlement. If the market price is below the call option’s strike price, no payment is required from either party; and

Swaptions:
When the Group sells a swaption, the counterparty receives the option to enter into a swap contract at a specified price to be paid on the exercise date. If the counterparty exercises the swaption, the Group pays a floating market price to the counterparty and receives the fixed swap price from the counterparty.

The Group may elect to enter into offsetting transactions for the above instruments for the purpose of cancelling or terminating certain positions.
The following tables summarize the Group's calculated net fair value of derivative financial instruments as of the reporting date as follows:

Natural Gas Contracts		Weighted Average Price per Mcfe(a)
	Volume		Sold	Purchased	Sold	Purchased	Basis	Fair Value at
	(Mmbtu)	Swaps	Puts	Puts	Calls	Calls	Differential	December 31, 2024
2025
Swaps	213,686	$3.30	$—	$—	$—	$—	$—	$(67,387)
Two-way collars	3,650	—	—	—	3.83	3.63	—	171
Three-way collars	7,300	—	2.18	3.21	3.63	—	—	(1,635)
Stand-alone calls, net(b)	9,464	—	—	—	3.59	—	—	(10,689)
Basis swaps	232,542	—	—	—	—	—	(0.62)	(23,810)
2026
Swaps	171,222	3.25	—	—	—	—	—	(124,800)
Two-way collars	3,650	—	—	—	5.18	3.11	—	(443)
Stand-alone calls, net(b)	19,777	—	—	—	3.63	—	—	(36,803)
Basis swaps	107,801	—	—	—	—	—	(0.53)	(7,508)
2027
Swaps	147,104	3.25	—	—	—	—	—	(92,004)
Two-way collars	6,409	—	—	3.55	5.94	—	—	929
Stand-alone calls, net(b)	10,950	—	—	—	3.63	—	—	(28,776)

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements

Natural Gas Contracts		Weighted Average Price per Mcfe(a)
	Volume		Sold	Purchased	Sold	Purchased	Basis	Fair Value at
	(Mmbtu)	Swaps	Puts	Puts	Calls	Calls	Differential	December 31, 2024
Basis swaps	23,301	—	—	—	—	—	(0.46)	(1,810)
2028
Swaps	109,226	2.86	—	—	—	—	—	(90,554)
Two-way collars	10,502	—	—	4.14	6.68	—	—	6,578
Stand-alone calls, net(b)	3,660	—	—	—	3.83	—	—	(4,166)
Purchased puts	7,978	—	—	3.11	—	—	—	2,890
Sold puts	7,978	—	3.11	—	—	—	—	(2,890)
Basis swaps	7,557	—	—	—	—	—	(0.36)	(662)
2029
Swaps	73,265	2.70	—	—	—	—	—	(58,058)
Two-way collars	28,251	—	—	3.76	5.07	—	—	7,948
Basis swaps	3,594	—	—	—	—	—	(0.39)	(449)
2030
Swaps	19,448	2.78	—	—	—	—	—	(13,352)
Two-way collars	30,099	—	—	3.63	4.26	—	—	5,934
Three-way collars	6,276	—	1.86	3.14	3.89	—	—	(1,306)
2031
Two-way collars	38,595	—	—	3.63	4.24	—	—	9,728
Three-way collars	5,909	—	1.86	3.14	3.89	—	—	(974)
2032
Two-way collars	9,190	—	—	3.63	4.24	—	—	(327)
Three-way collars	2,824	—	1.86	3.14	3.89	—	—	(428)
Swaptions
4/1/2026-3/31/2030(c)	82,171	2.49	—	—	—	—	—	(89,575)
4/1/2030-3/31/2032(d)	42,627	2.49	—	—	—	—	—	(37,307)
Total natural gas contracts	1,446,006							$(661,535)
(a)Rates have been converted from Btu to Mcfe using a Btu conversion factor of 1.04.
(b)Future cash settlements for deferred premiums.
(c)Option expires on March 23, 2026.
(d)Option expires on March 22, 2030.

NGLs Contracts		Weighted Average Price per Bbl
	Volume		Sold	Fair Value at
	(MBbls)	Swaps	Calls	December 31, 2024
2025
Swaps	3,692	$33.98	$—	$(13,667)
Stand-alone calls	913	—	30.07	(5,013)
2026
Swaps	3,195	32.38	—	(6,626)
Stand-alone calls	913	—	27.83	(6,757)
2027
Swaps	2,249	32.29	—	(3,459)
2028
Swaps	267	28.91	—	(623)
Total NGLs contracts	11,229			$(36,145)

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements

Oil Contracts		Weighted Average Price per Bbl
	Volume		Purchased	Sold	Fair Value at
	(MBbls)	Swaps	Puts	Calls	December 31, 2024
2025
Swaps	1,409	$62.44	$—	$—	$(7,379)
Sold calls	110	—	—	70.50	(509)
2026
Swaps	779	62.44	—	—	(2,946)
Sold calls	110	—	—	67.50	(832)
2027
Swaps	623	62.67	—	—	(1,236)
Total oil contracts	3,031				$(12,902)

Interest	Principal Hedged		Fair Value at
		Fixed-Rate	December 31, 2024
SOFR Interest Rate Swap	$5,520	4.15%	235
Net fair value of derivative financial instruments as of December 31, 2024			$(710,347)
When derivative assets and liabilities are with the same counterparty and a legal right of set-off exists under a master netting arrangement, netting their fair values for financial reporting purposes is permitted. The Directors have elected to present these derivative assets and liabilities on a net basis when these conditions are satisfied. The following table outlines the Group’s net derivatives as of the periods presented:

Derivative Financial Instruments	Consolidated Statement of Financial Position	December 31, 2024	December 31, 2023
Assets:
Non-current assets	Derivative financial instruments	$28,439	$24,401
Current assets	Derivative financial instruments	33,759	87,659
Total assets		$62,198	$112,060
Liabilities
Non-current liabilities	Derivative financial instruments	$(608,869)	$(623,684)
Current liabilities	Derivative financial instruments	(163,676)	(45,836)
Total liabilities		$(772,545)	$(669,520)
Net assets (liabilities):
Net assets (liabilities) - non-current	Other non-current assets (liabilities)	$(580,430)	$(599,283)
Net assets (liabilities) - current	Other current assets (liabilities)	(129,917)	41,823
Total net assets (liabilities)		$(710,347)	$(557,460)
The Group presents the fair value of derivative contracts on a net basis in the Consolidated Statement of Financial Position. Below is the impact of this presentation on the Group’s recognized assets and liabilities for the specified periods:

	December 31, 2024
	Presented without Effects of Netting	Effects of Netting	As Presented with Effects of Netting
Non-current assets	$90,635	$(62,196)	$28,439
Current assets	77,801	(44,042)	33,759
Total assets	$168,436	$(106,238)	$62,198
Non-current liabilities	(671,300)	62,431	(608,869)
Current liabilities	(207,483)	43,807	(163,676)
Total liabilities	$(878,783)	$106,238	$(772,545)
Total net assets (liabilities)	$(710,347)	$—	$(710,347)

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements

	December 31, 2023
	Presented without Effects of Netting	Effects of Netting	As Presented with Effects of Netting
Non-current assets	$103,008	$(78,607)	$24,401
Current assets	198,806	(111,147)	87,659
Total assets	$301,814	$(189,754)	$112,060
Non-current liabilities	(678,053)	54,369	(623,684)
Current liabilities	(181,221)	135,385	(45,836)
Total liabilities	$(859,274)	$189,754	$(669,520)
Total net assets (liabilities)	$(557,460)	$—	$(557,460)
The Group recorded the following gains (losses) on derivative financial instruments in the Consolidated Statement of Comprehensive Income for the
specified periods:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Net gain (loss) on commodity derivatives settlements(a)	$151,289	$178,064	$(895,802)
Net gain (loss) on interest rate swaps(a)	190	(2,722)	(1,434)
Gain (loss) on foreign currency hedges(a)	—	(521)	—
Total gain (loss) on settled derivative instruments	$151,479	$174,821	$(897,236)
Gain (loss) on fair value adjustments of unsettled financial instruments(b)	(189,030)	905,695	(861,457)
Total gain (loss) on derivative financial instruments	$(37,551)	$1,080,516	$(1,758,693)
(a)Represents the cash settlement of hedges that were settled during the period.
(b)Represents the change in fair value of financial instruments, net of the carrying value of hedges that were settled during the period.
All derivatives are defined as Level 2 instruments because their valuation relies on inputs other than quoted prices, that are observable for the assets and liabilities.
Commodity Derivative Contract Modifications and Extinguishments
Occasionally, such as during the acquisition of producing assets, the completion of ABS financings, or in response to fluctuating price environments, the
Group may strategically modify, offset, terminate, or expand certain existing hedge positions. These modifications can involve changes to the volume of production covered by contracts, the swap or strike price of specific derivative contracts, and other similar aspects of the derivative agreements. The
Group manages distinct, long-dated derivative contract portfolios for its ABS financings and Term Loans. Additionally, the Group maintains a separate derivative contract portfolio for assets secured by the Credit Facility. These derivative contract portfolios associated with the Group’s ABS financings,
Term Loans, and Credit Facility are presented in the Group’s Statement of Financial Position.
The Group made no modifications in 2024.
2023 Modifications and Extinguishments
In February 2023, the Group sold puts in ABS III for approximately $9,045 and replaced them with swaps to maintain the appropriate level and composition of derivatives at both the legal entity and full-company level. In August 2023, the Group monetized $9,240 in purchased puts associated with its ABS hedge books and transitioned the monetized positions into long-dated swap agreements. The Group also monetized an additional $8,401 in net modifications, primarily comprised of swap terminations. As these modifications were made in the normal course of business for the year ended
December 31, 2023, they are presented as an operating activity in the Consolidated Statement of Cash Flows.
In November 2023, the Group adjusted portions of its commodity derivative portfolio across its legal entities to ensure that it maintained the appropriate level and composition at both the legal entity and full-Group level for the completion of the ABS VII financing arrangement. These portfolio adjustments included novations of certain contracts to the legal entities holding the ABS VII Notes. The Group paid $6,376 for these portfolio adjustments. As these modifications were associated with a borrowing transaction, these amounts are presented as a financing activity in the Consolidated Statement of Cash
Flows. Refer to Note 21 for additional information regarding ABS financing arrangements.
2022 Modifications and Extinguishments
In February 2022, the Group adjusted portions of its commodity derivative portfolio across its legal entities to ensure that it maintained the appropriate level and composition at both the legal entity and full-Group level for the completion of the ABS III and ABS IV financing arrangements. The Group completed these adjustments by entering into new commodity derivative contracts and novating certain derivative contracts to the legal entities holding the ABS III and ABS IV notes. The Group paid $41,823 for these portfolio adjustments, driven primarily by the purchase of long-dated puts for ABS III and ABS IV that collectively increased the value of the Group’s derivative position by an equal amount, and were required under the respective ABS III and ABS IV indentures. The Group recorded payments for offsetting positions as new derivative financial instruments and applied extinguishment payments against the existing commodity contracts in its Consolidated Statement of Financial Position.
In May 2022, and in October 2022 the Group completed the ABS V and ABS VI financing arrangements, respectively, and made similar commodity derivative portfolio adjustments to maintain the appropriate level and composition of derivatives at both the legal entity and full-Group level. The Group paid $31,250, driven primarily by the purchase of long-dated puts that increased the value of the Group’s derivative position by an equal amount, and

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
were required under the ABS V indenture. Under the ABS VI financing, the Group paid $32,242 from the proceeds of the financing to increase the value of certain pre-existing derivative contracts that were novated to the ABS VI legal entity at closing. The Group recorded the payments as new derivative financial instruments in its Consolidated Statement of Financial Position.
Refer to Note 21 for additional information regarding ABS financing arrangements.
Other commodity derivative contract modifications made during the normal course of business for the year ended December 31, 2022 totaled $133,573 which the Group recorded in its Consolidated Statement of Financial Position. As these modifications were made in the normal course, the Group has presented these as an operating activity in the Consolidated Statement of Cash Flows. These modifications were primarily associated with elevating the
Group’s weighted average hedge floor to take advantage of the high price environment experienced in 2022 over a longer term. The trades were primarily comprised of swap enhancements and the extinguishment of standalone call options.
Note 14 - Trade & Other Receivables
(Amounts in thousands, except share, per share and per unit data)
Trade receivables include amounts due from customers, entities that purchase the Group’s natural gas, NGLs and oil production, as well as amounts due from joint interest owners who hold a working interest in the properties operated by the Group. Most of these trade receivables are current, and the
Group is confident in their collectibility. The table below provides a summary of the Group’s trade receivables. The fair value approximates the carrying value as of the periods presented:

	December 31, 2024	December 31, 2023
Commodity receivables(a)	$175,058	$172,045
Other receivables(b)	75,322	34,691
Total trade receivables	$250,380	$206,736
Allowance for credit losses(c)	(15,959)	(16,529)
Total trade receivables, net	$234,421	$190,207
(a)Commodity receivables include trade receivables and accrued revenues.
(b)Other receivables are predominantly comprised of joint interest receivables.
(c)The allowance for credit losses mainly pertains to amounts owed by joint interest owners.
Note 15 - Other Assets
(Amounts in thousands, except share, per share and per unit data)
The following table includes details of other assets as of the periods presented:

	December 31, 2024	December 31, 2023
Other non-current assets
Other non-current assets(a)	$6,270	$9,172
Total other non-current assets	$6,270	$9,172
Other current assets
Prepaid expenses	$9,077	$3,955
Inventory	9,591	7,829
Total other current assets	$18,668	$11,784
(a)Includes the Group’s investment in DP Lion Equity Holdco LLC of $5,566 and $7,500 as of December 31, 2024 and 2023, respectively. Refer to Notes 5 and 21 for additional information regarding the DP Lion Equity Holdco LLC equity sale.
Note 16 - Share Capital
(Amounts in thousands, except share, per share and per unit data)
The Company has one class of common shares which carry the right to one vote at annual general meetings of the Group. As of December 31, 2024, the Company had unlimited shares authorized and all shares in issue were fully paid.
Share capital represents the nominal (par) value of shares (£0.20) that have been issued. Share premium includes any premiums received on issue of share capital above par. Any transaction costs associated with the issuance of shares are deducted from share premium, net of any related income tax benefits. The components of share capital include:
Issuance of Share Capital
In October 2024, the Company issued 2,342,445 new ordinary shares direct to the Seller to fund a portion of the of the East Texas II transaction. The total value of the stock consideration was $27,453 based on the Company’s NYSE stock price on the closing date of the East Texas II transaction.
In August 2024, the Company issued 2,249,650 new ordinary shares direct to Crescent Pass to fund a portion of the Crescent Pass transaction. The total value of the stock consideration was $28,413 based on the Company’s NYSE stock price on the closing date of the Crescent Pass transaction.
In February 2023, the Company placed 6,422,200 new ordinary shares at $25.34 per share (£21.00) to raise gross proceeds of $162,757 (approximately
£134,866). Associated costs of the placing were $5,969. The Group used the proceeds to fund the Tanos II transaction.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
In 2022, there were no issuances of share capital for purposes other than share-based compensation awards issued at par which were insignificant for the period.
For detailed information regarding the acquisitions mentioned above, refer to Note 5.
Treasury Shares
The Group’s holdings in its own equity instruments are classified as treasury shares. The consideration paid, along with any directly attributable incremental costs, is deducted from the Group’s stockholders’ equity until the shares are either cancelled or reissued. No gain or loss is recognized in the
Consolidated Statement of Comprehensive Income upon the purchase, sale, issuance, or cancellation of treasury shares.
Employee Benefit Trust (“EBT”)
In March 2022, the Group established the EBT to benefit its employees. The Group provides funding to the EBT to facilitate the acquisition of shares.
These shares are held in the EBT to fulfill awards and grants under the Group’s 2017 Equity Incentive Plan and the Employee Share Purchase Plan (the
“ESPP”). Shares held in the EBT are treated in the same manner as treasury shares and are thus included in the Consolidated Financial Statements as treasury shares.
During the year ended December 31, 2024, the EBT purchased 418,151 shares at an average price of $12.51 per share (approximately £9.72) for a total consideration of $5,229 (approximately £4,065). Additionally, the EBT issued 139,317 shares during the year ended December 31, 2024 to settle vested share-based awards and ESPP purchases. During the year ended December 31, 2023, the EBT did not purchase any shares. However, during the year ended December 31, 2023, the EBT issued 334,251 to settle vested share-based awards and ESPP purchases. As of December 31, 2024, the EBT held a total of 646,098 shares. For further details related to share-based compensation, refer to Note 17 .
Repurchase of Shares
During the year ended December 31, 2024, the Group repurchased 1,219,879 treasury shares at an average price of $13.03 per share, amounting to a total of $15,901 and representing 2% of issued share capital as of December 31, 2024. During the year ended December 31, 2023, the Group repurchased 646,762 treasury shares at an average price of $17.08 per share, amounting to a total of $11,048 and representing 1% of issued share capital as of December 31, 2023.
The Group has recorded the repurchase of these shares as a reduction in the treasury reserve. All repurchased treasury shares were cancelled upon repurchase. As of December 31, 2024 and 2023, the par value of the cancelled shares amounting to $320 and $161, respectively, was retired into the capital redemption reserve, which is included within share-based payments and other reserves in the Consolidated Statement of Financial Position.
Settlement of Warrants
In July 2022, the Group entered into an agreement to cancel 6,581 warrants (the "Warrants") held by certain former Mirabaud Securities Limited
("Mirabaud") employees for an aggregate principal amount of approximately $56 (approximately £46). The former employees surrendered the Warrants to the Group for cancellation. Concurrently, the Group entered into an agreement to exercise 11,176 Warrants held by certain former Mirabaud employees for an aggregate principal amount of approximately $201 (approximately £166). The former employees surrendered the Warrants to the
Group for cancellation in exchange for an equivalent number of shares of common stock. Following this purchase and exercise, no warrants remain outstanding.
In February 2022, the Group entered into an agreement to cancel 23,855 Warrants held by certain former Mirabaud Securities Limited ("Mirabaud")
employees for an aggregate principal amount of approximately $265 (approximately £196). The former employees surrendered the Warrants to the
Group for cancellation. Concurrently, the Group entered into an agreement to exercise 14,519 Warrants held by certain former Mirabaud employees for an aggregate principal amount of approximately $251 (approximately £187). The former employees surrendered the Warrants to the Group for cancellation in exchange for an equivalent number of shares of common stock. Following this purchase and exercise, 17,757 warrants remained outstanding.
The following tables summarize the Group's share capital, net of customary transaction costs, for the periods presented:

	Number of Shares	Total Share Capital	Total Share Premium
Balance as of December 31, 2021	42,482,733	$11,571	$1,052,959
Issuance of share capital (settlement of warrants)	25,695	5	—
Issuance of share capital (equity compensation)	39,629	7	—
Issuance of EBT shares (equity compensation)	87,998	—	—
Repurchase of shares (EBT)	(789,513)	—	—
Repurchase of shares (share buyback program)	(399,769)	(80)	—
Balance as of December 31, 2022	41,446,773	$11,503	$1,052,959
Issuance of share capital (equity placement)	6,422,200	1,555	155,233
Issuance of EBT shares (equity compensation)	334,251	—	—
Repurchase of shares (share buyback program)	(646,762)	(161)	—
Balance as of December 31, 2023	47,556,462	$12,897	$1,208,192
Issuance of share capital (acquisition consideration)	4,592,095	1,185	54,519
Issuance of EBT shares (equity compensation)	139,317	—	—
Repurchase of shares (EBT)	(418,151)	—	—
Repurchase of shares (share buyback program)	(1,219,879)	(320)	—
Balance as of December 31, 2024	50,649,844	13,762	1,262,711

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Subsequent Events
On March 14, 2025, the Group announced the completion of its previously announced acquisition of Maverick. The transaction was funded in part through the issuance of 21,194,213 new ordinary shares direct to the unitholders of Maverick. Refer to Note 5 for additional information regarding acquisitions.
In February 2025, the Company issued 8,500,000 new ordinary shares at $14.50 per share to raise gross proceeds of $123,250. In addition, the
Company has granted the underwriters a 30-day option to purchase up to an additional 850,000 ordinary shares at the public offering price, less underwriting discount. The Group used the net proceeds to repay a portion of the debt incurred in connection with the Maverick acquisition.
Note 17 - Non-Cash Share-Based Compensation
(Amounts in thousands, except share, per share and per unit data)
Equity Incentive Plan
The 2017 Equity Incentive Plan (the “Plan”), as amended through April 27, 2021, authorized and reserved for issuance 3,284,031 shares of common stock, which may be issued upon exercise of vested Options or the vesting of RSUs, PSUs and dividend equivalent units (“DEUs”) that are granted under the Plan. As of December 31, 2024, 2,073,269 shares have vested and been issued to Plan participants, 2,095,156 shares have been granted but remain unvested and 461,435 DEUs have accrued and remain unvested. As of December 31, 2023, 1,648,410 shares had vested and been issued to Plan participants, 1,138,708 shares had been granted but remained unvested and 238,020 DEUs had accrued and remained unvested. Refer to the
Remuneration Committee’s Report within this Annual Report & Form 20-F for additional information regarding the terms of awards issued under the
Plan.
Options Awards
The following table summarizes Options award activity for the respective periods presented:

	Number of Options(a)	Weighted Average Grant Date Fair Value per Share
Balance as of December 31, 2021	1,094,629	$8.53
Exercised(b)	(398,666)	6.60
Forfeited	(319,999)	11.30
Balance as of December 31, 2022	375,964	$8.21
Exercised(b)	(2,144)	6.60
Forfeited	(153,379)	8.25
Balance as of December 31, 2023	220,441	$8.20
Exercised(b)	—	—
Forfeited	(66,810)	11.14
Balance as of December 31, 2024	153,631	$6.93
(a)As of December 31, 2024, 2023 and 2022, 153,631, 162,108 and 19,000 Options were exercisable, respectively. As of December 31, 2024 all remaining Options outstanding have an exercise price ranging from £16.80 to £24.00 and a weighted average remaining contractual life of 2.4 years.
(b)No Options were exercised during 2024. The weighted average exercise date share price was $24.29 and $32.35 for Options exercised during 2023 and 2022, respectively.
The Group’s Options ratably vested over a three-year period and contained both performance and service metrics. The performance metrics included
Adjusted EPS as compared to pre-established benchmarks and a calculation that compared the Group’s TSR to pre-established benchmarks. The number of units that vested ranged between 0% and 100% of the award. The fair value of the Group’s Options was calculated using the Black-Scholes model as of the grant date and was uniformly expensed over the vesting periods. No Options were awarded during the years ended December 31, 2024, 2023 and 2022.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
RSU Awards
The following table summarizes RSU equity award activity for the respective periods presented:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Balance as of December 31, 2021	206,681	$26.76
Granted	198,504	27.70
Vested	(63,735)	25.92
Forfeited	(4,445)	27.24
Balance as of December 31, 2022	337,005	$27.47
Granted	252,869	22.35
Vested	(181,275)	23.08
Forfeited	(102,018)	27.54
Balance as of December 31, 2023	306,581	$25.82
Granted	764,411	12.40
Vested	(65,293)	30.97
Forfeited	(29,477)	20.08
Balance as of December 31, 2024	976,222	$15.14
RSUs can vest either on a cliff basis or ratably, depending on the service conditions set forth. The fair value of the Group’s RSUs is calculated using the stock price at the grant date. This value is then expensed uniformly over the vesting period.
PSU Awards
The following table summarizes PSU equity award activity for the respective periods presented:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Balance as of December 31, 2021	340,204	$23.90
Granted	231,980	28.04
Forfeited	(3,695)	26.07
Balance as of December 31, 2022	568,489	$25.57
Granted	349,028	16.66
Vested	(216,313)	23.85
Forfeited	(89,518)	20.30
Balance as of December 31, 2023	611,686	$21.87
Granted	525,596	9.10
Vested	(93,256)	18.90
Forfeited	(78,723)	19.37
Balance as of December 31, 2024	965,303	$15.41
PSUs are subject to cliff vesting based on specific performance criteria evaluated over a three-year period. These criteria include the average adjusted return on equity over three years, measured against pre-established benchmarks. Additionally, the Group’s three-year TSR is compared to determined benchmarks and the TSR of a selected group of peer companies. Other performance metrics include the three-year average growth in free cash flow and the reduction in methane intensity over the same period. Depending on the achievement of these performance targets, the number of units that will vest can vary from 0% to 100% of the initial award.
The fair value of the Group’s PSUs is determined using a Monte Carlo simulation model as of the grant date. This calculated fair value is then expensed uniformly over the vesting period. For PSUs granted during the respective periods presented, the inputs to the Monte Carlo model included the following:

	December 31, 2024	December 31, 2023	December 31, 2022
Risk-free rate of interest	4.0%	3.3%	1.3%
Volatility(a)	38%	31%	37%
Correlation with comparator group range	0.02 - 0.32	0.01 - 0.30	0.01 - 0.36
(a)Volatility utilizes the historical volatility for the Group’s share price.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Employee Stock Purchase Plan
The Employee Stock Purchase Plan (the “ESPP”), implemented in February 2023, authorized and reserved for issuance 300,000 shares of common stock.
During the year ended December 31, 2024, 41,330 shares were purchased by and issued to ESPP participants. During the year ended December 31,
2023, 15,132 shares were purchased by and issued to ESPP participants. As of December 31, 2024, 243,538 shares remain available to be purchased.
Share-Based Compensation Expense
The following table presents the share-based compensation expense for the respective periods presented:

	December 31, 2024	December 31, 2023	December 31, 2022
Options	$49	$292	$(749)
RSUs	4,359	2,833	4,210
PSUs	3,827	3,335	4,590
ESPP	51	34	—
Total share-based compensation expense	$8,286	$6,494	$8,051
Note 18 - Dividends
(Amounts in thousands, except share, per share and per unit data)
The following table summarizes the Group's dividends declared and paid on the dates indicated:

	Dividend per Share		Record Date	Pay Date	Shares Outstanding	Gross Dividends Paid
Date Dividends Declared	USD	GBP
November 15, 2023	$0.875	£0.6844	March 1, 2024	March 28, 2024	47,221,488	$41,319
April 10, 2024	$0.290	£0.2283	May 24, 2024	June 28, 2024	47,062,984	13,648
May 9, 2024	$0.290	£0.2211	August 30, 2024	September 27, 2024	49,005,036	14,211
August 15, 2024	$0.290	£0.2279	November 29, 2024	December 27, 2024	50,642,261	14,686
Paid during the year ended December 31, 2024						$83,864
November 14, 2022	$0.875	£0.7220	March 3, 2023	March 28, 2023	47,868,969	$41,885
March 21, 2023	$0.875	£0.6860	May 26, 2023	June 30, 2023	48,164,650	42,144
May 9, 2023	$0.875	£0.7040	September 1, 2023	September 29, 2023	48,157,129	42,137
September 1, 2023	$0.875	£0.6840	December 1, 2023	December 29, 2023	47,856,570	41,875
Paid during the year ended December 31, 2023						$168,041
October 28, 2021	$0.850	£0.6500	March 4, 2022	March 28, 2022	42,502,328	$36,127
March 22, 2022	$0.850	£0.6860	May 27, 2022	June 30, 2022	42,527,424	36,148
May 16, 2022	$0.850	£0.7320	September 2, 2022	September 26, 2022	42,294,025	35,950
August 8, 2022	$0.850	£0.6900	November 25, 2022	December 28, 2022	41,446,769	35,230
Paid during the year ended December 31, 2022						$143,455
On November 12, 2024 the Group proposed a dividend of $0.29 per share. The dividend will be paid on March 31, 2025 to shareholders on the register on February 28, 2025. This dividend was not approved by shareholders, thereby qualifying it as an “interim” dividend. No liability was recorded in the
Group Financial Statements in respect of this interim dividend as of December 31, 2024.
Dividends are waived on shares held in the EBT.
Subsequent Events
On March 17, 2025 the Directors recommended a dividend of $0.29 per share. The dividend will be subject to shareholder approval at the AGM.
Provided this dividend was not approved by shareholders as of the reporting date, this represents an “interim” dividend. No liability has been recorded in the Group Financial Statements in respect of this dividend as of December 31, 2024.
Note 19 - Asset Retirement Obligations
(Amounts in thousands, except share, per share and per unit data)
The Group records a liability for the present value of the estimated future decommissioning costs associated with its natural gas and oil properties.
Although productive life of wells varies within our portfolio, we currently anticipate that all existing wells will reach the end of their productive lives and be retired by approximately 2098, in alignment with our reserve calculations, which have been independently evaluated by independent reserves auditors. Additionally, the Group records a liability for the future decommissioning costs of its production facilities and pipelines when required by contract, statute, or constructive obligation. For the years ended December 31, 2024, 2023 and 2022, no state contractual agreements or statutes related to production facilities and pipelines are expected to impose material obligations on the Group.
In estimating the present value of future decommissioning costs for its natural gas and oil properties, the Group considers several factors, including the number and state jurisdictions of wells, current decommissioning costs by state and well type, and the Group’s retirement plan, which is based on state

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
requirements and the Group’s capacity to retire wells over their productive lives. The Directors’ assumptions are grounded in the current economic environment and are believed to provide a reasonable basis for estimating the future liability. However, actual decommissioning costs will ultimately depend on future market prices at the time the decommissioning services are performed. Additionally, the timing of decommissioning will vary based on when the fields cease to produce economically, which is influenced by future natural gas and oil prices, factors that are inherently uncertain.
The Group incorporates annual inflationary cost increases into its current cost expectations and then discounts the resulting cash flows using a credit-
adjusted risk-free discount rate. The inflationary adjustment is based on the U.S. long-term 10-year rate, sourced from consensus economics. In determining the discount rate of the liability, the Group considers treasury rates as well as the Bloomberg 15-year U.S. Energy BB and BBB bond index, which aligns economically with the underlying long-term and unsecured liability. Based on this evaluation, the net discount rates used in the calculation of the decommissioning liability were 3.7% for 2024, 3.4% for 2023, and 3.6% for 2022.
The composition of the provision for asset retirement obligations as of the reporting date is detailed below for the periods presented:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Balance at beginning of period	$506,648	$457,083	$525,589
Additions(a)	111,265	3,250	24,395
Accretion	30,868	26,926	27,569
Asset retirement costs	(6,724)	(5,961)	(4,889)
Disposals(b)	—	(17,300)	(16,779)
Revisions to estimate(c)	6,521	42,650	(98,802)
Balance at end of period	$648,578	$506,648	$457,083
Less: Current asset retirement obligations	6,436	5,402	4,529
Non-current asset retirement obligations	$642,142	$501,246	$452,554
(a)For further details regarding acquisitions and divestitures, refer to Note 5.
(b)Disposals are related to the divestiture of natural gas and oil properties. For additional information, refer to Note 10.
(c)As of December 31, 2024, the Group performed normal revisions to its asset retirement obligations, which resulted in a $6,521 increase in the liability. This increase was comprised of a $94,957 increase for cost revisions and a $382 increase attributed to retirement timing. Partially offsetting the increase was a $88,818 decrease attributable to a higher discount rate as a result of an increase in bond yield volatility during the year. As of December 31, 2023, the Group performed normal revisions to its asset retirement obligations, which resulted in a $42,650 increase in the liability. This increase was comprised of a $27,830 increase attributable to a lower discount rate as a result of slightly decreased bond yields as compared to 2022 as inflation began to increase at a lower rate and a $16,059 increase for cost revisions.
Partially offsetting this increase was a $1,239 change attributed to retirement timing. As of December 31, 2022, the Group performed normal revisions to its asset retirement obligations, which resulted in a $98,802 decrease in the liability. This decrease was comprised of a $144,656 decrease attributable to a higher discount rate as a result of macroeconomic factors spurred by the increase in bond yields which have elevated with U.S. treasuries to combat the current inflationary environment.
Partially offsetting this decrease was $29,357 in cost revisions and a $16,497 timing revision for the acceleration of the Group’s retirement plans made possible by asset retirement acquisitions that improved the Group’s asset retirement capacity through the growth of its operational capabilities.
Changes to assumptions used in estimating the Group’s asset retirement obligations could significantly affect the carrying value of the liability. A reasonably possible adjustment in these assumptions could have the following impact on the Group’s asset retirement obligations as of December 31,
2024:

ARO Sensitivity	Scenario 1(a)	Scenario 2(b)
Discount rate	$(159,039)	$1,189,627
Timing	41,072	(44,722)
Cost	64,956	(64,956)
(a)Scenario 1 assumes an increase of the BBB 15-year discount rate to approximately 7% (which is one of the highest rates observed since 2020), a 10% increase in cost and a 10% increase in timing by assuming the addition of one plugging rig, which would accelerate retirement plans. All of these scenarios have been either historically observed or are considered reasonably possible.
(b)Scenario 2 assumes a decrease of the BBB 15-year discount rate to approximately 3% (which is one of the lowest rates observed since 2020), a 10% decrease in cost and a 10% decrease in timing by assuming the loss of one plugging rig, which would delay retirement plans. All of these scenarios have been either historically observed or are considered reasonably possible.
As of December 31, 2024 and 2023, the Group had no midstream asset retirement obligations.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Note 20 - Leases
(Amounts in thousands, except share, per share and per unit data)
The Group leased automobiles, equipment and real estate for the periods indicated below. The following is a reconciliation of leases arising from financing activities, along with the balance sheet classification of future minimum lease payments as of the reporting periods presented:

	Present Value of Minimum Lease Payments
	December 31, 2024	December 31, 2023	December 31, 2022
Balance at beginning of period	$31,122	$28,862	$27,804
Additions(a)	19,253	14,430	11,269
Interest expense(b)	2,649	1,661	1,022
Cash inflows(c)	8,568	—	—
Cash outflows(d)	(16,992)	(13,831)	(11,233)
Balance at end of period	$44,600	$31,122	$28,862
Classified as:
Current liability	$13,776	$10,563	$9,293
Non-current liability	30,824	20,559	19,569
Total	$44,600	$31,122	$28,862
(a)The lease additions of $19,253, $14,430 and $11,269 for the years ended December 31, 2024, 2023 and 2022, respectively, were primarily due to the expansion of the
Group’s fleet, driven by ongoing growth.
(b)Included as a component of finance cost.
(c)Cash inflows consisted of proceeds from a lease modification for our fleet that was executed in 2024.
(d)Cash outflows consisted of $14,343, $12,169, and $10,211 in principal payments for the years ended December 31, 2024, 2023 and 2022, respectively, and $2,649,
$1,661, and $1,022 in interest payments for the same periods, respectively.
Outlined below is the movement in the Group’s right-of-use assets, along with their balance sheet classification as of the reporting periods presented:

	Right-of-Use Assets
	December 31, 2024	December 31, 2023	December 31, 2022
Balance at beginning of period	$30,014	$27,959	$26,908
Additions(a)	19,007	13,279	11,295
Depreciation	(12,965)	(11,224)	(10,244)
Balance at end of period	$36,056	$30,014	$27,959
Classified as:
Motor vehicles	$32,843	$25,592	$23,782
Midstream	1,785	3,136	3,801
Buildings and leasehold improvements	1,428	1,286	376
Total	$36,056	$30,014	$27,959
(a)The lease additions of $19,007, $13,279 and $11,295 for the years ended December 31, 2024, 2023 and 2022, respectively, were attributable to the expansion of the
Group’s fleet, driven by ongoing growth.
The range of discount rates applied in calculating right-of-use assets and the corresponding lease liabilities, based on the lease term, is detailed below:

	December 31, 2024	December 31, 2023	December 31, 2022
Discount rates range	2.9% - 7.3%	1.8% - 7.1%	1.8% - 6.3%
Expenses related to short-term and low-value lease exemptions applied under IFRS 16, primarily associated with short-term compressor rentals, amounted to $31,129, $30,024 and $25,153 for the years ended December 31, 2024, 2023 and 2022, respectively. These expenses have been included in the Group’s operating expenses, with a significant portion allocated to LOE.
The table below illustrates the maturity schedule of leases as of the periods presented:

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements

	December 31, 2024	December 31, 2023	December 31, 2022
Not Later Than One Year	$13,776	$10,563	$9,293
Later Than One Year and Not Later Than Five Years	30,733	20,559	19,569
Later Than Five Years	91	—	—
Total	$44,600	$31,122	$28,862
Note 21 - Borrowings
(Amounts in thousands, except share, per share and per unit data)
The Group’s borrowings consist of the following amounts as of the reporting periods presented:

	December 31, 2024	December 31, 2023
Credit Facility (interest rate of 8.63% and 8.66%, respectively)(a)	$284,400	$159,000
Term Loan I (interest rate of 6.50%)	88,948	106,470
Term Loan II (interest rate of 8.83%)(a)	83,851	—
ABS I Notes (interest rate of 5.00%)	80,157	100,898
ABS II Notes (interest rate of 5.25%)	102,431	125,922
ABS III Notes (interest rate of 4.875%)	—	274,710
ABS IV Notes (interest rate of 4.95%)	79,653	99,951
ABS V Notes (interest rate of 5.78%)	—	290,913
ABS VI Notes (interest rate of 7.50%)(b)	242,010	159,357
ABS VIII Notes (interest rate of 7.28%)	585,747	—
ABS IX Notes (interest rate of 6.891%)	75,316	—
Other miscellaneous borrowings(c)	113,060	7,627
Total borrowings	$1,735,573	$1,324,848
Less: Current portion of long-term debt	(209,463)	(200,822)
Less: Deferred financing costs	(34,115)	(41,123)
Less: Original issue discounts	(8,216)	(7,098)
Total non-current borrowings, net	$1,483,779	$1,075,805
(a)Represents the variable interest rate as of period end.
(b)Includes $132,576 for the assumption of Oaktree’s proportionate share of the ABS VI debt as part of the Oaktree transaction as of December 31, 2024. Refer to Note 5 for additional information regarding the Oaktree transaction.
(c)Includes $76,100 in notes payable issued as part of the consideration in the Oaktree transaction, and $30,000 in notes payable issued by a third party financial institution in November 2024, collateralized by two natural gas processing plants and various natural gas compressors and related support equipment in the Central
Region, as of December 31, 2024. Refer to Note 5 for additional information regarding the Oaktree transaction.
Credit Facility
The Group maintains a revolving loan facility (the “Credit Facility”) with a lending syndicate, where the borrowing base is redetermined semi-annually or as needed. The Group’s wholly-owned subsidiary, DP RBL Co LLC, serves as the borrower under its Credit Facility. The borrowing base is primarily determined by the value of the natural gas and oil properties that serve as collateral for the lending arrangement, and it may fluctuate due to changes in collateral, which can result from acquisitions or the establishment of ABS, term loans, or other lending structures.
In August 2022, the Group amended and restated the credit agreement governing its Credit Facility. This amendment aligned the agreement with the
Group’s ESG initiatives by incorporating sustainability performance targets (“SPTs”) similar to those included in the ABS IV, VI and VIII notes, and extended the maturity of the Credit Facility to August 2026. During the semi-annual redetermination in October 2024, the borrowing base was reaffirmed at $385,000.
The Credit Facility carries an interest rate of SOFR plus an additional spread ranging from 2.75% to 3.75%, depending on utilization, and is payable quarterly. As of December 31, 2024, available borrowings under the Credit Facility were $86,690, which includes the impact of $13,910 in letters of credit issued to certain vendors.
The Credit Facility contains certain customary representations, warranties, and both affirmative and negative covenants. These covenants cover areas such as maintenance of books and records, financial reporting and notification, compliance with laws, maintenance of properties and insurance, and limitations on incurrence of indebtedness, liens, fundamental changes, international operations, asset sales, certain debt payments and amendments, restrictive agreements, investments, restricted payments, and hedging. The restricted payment provision governs the Group’s ability to make discretionary payments, such as dividends, share repurchases, or other discretionary payments. DP RBL Co LLC must meet the following criteria to make discretionary payments: (i) leverage is less than 1.5x and borrowing base availability is >25%; (ii) leverage is between 1.5x and 2.0x, free cash flow must be positive, and borrowing base availability must be >15%; (iii) leverage is between 2.0x and 2.5x, free cash flow must be positive, and borrowing base availability must be >20%; (iv) when leverage exceeds 2.0x, restricted payments are prohibited.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Additional covenants require DP RBL Co LLC to maintain a total debt to EBITDAX ratio of no more than 3.25 to 1.00 and a current assets (with certain adjustments) to current liabilities ratio of no less than 1.00 to 1.00 as of the last day of each fiscal quarter.
As of December 31, 2024, the Group was in compliance with all covenants for its Credit Facility.
Term Loan I
In May 2020, the Group acquired DP Bluegrass LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to facilitate a securitized financing agreement for $160,000, structured as a secured term loan (the “Term Loan I”). The Group issued Term Loan I at a 1% discount, resulting in net proceeds of $158,400, which were used to fund the 2020 Carbon and EQT acquisitions. Term Loan I is secured by certain producing assets acquired in connection with these acquisitions.
Term Loan I accrues interest at an annual rate of 6.50% and has a maturity date of May 2030. Both interest and principal payments on Term Loan I are made on a monthly basis.
Term Loan II
In August 2024, the Group formed DP Yellow Jacket Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary to enter into a securitized financing agreement for a $60,000 term loan and a $5,000 revolving loan for a total borrowing base of $65,000 (the “Term Loan II”). The proceeds from Term Loan II were used, in part, to fund the Crescent Pass acquisition. For additional information regarding acquisitions, refer to Note 5.
In October 2024, the Group amended the Term Loan II and expanded the term loan to $82,651 and the revolving loan to $12,349 for a total borrowing base of $95,000. This amendment was accounted for as an extinguishment, which resulted in a loss of $2,470 and which has been recorded in ‘loss on early retirement of debt’ in the Statement of Comprehensive Income. The expanded borrowing capacity was used to fund a portion of the East Texas II acquisition, and the acquired assets additionally collateralized the expanded Term Loan II. As of December 31, 2024, available borrowings under the revolving loan were $11,149.
The Term Loan II is secured by the Crescent Pass and East Texas II assets and carries an interest at SOFR plus an additional spread ranging from
3.75% to 4.75% and is payable quarterly. The term loan is subject to fixed amortization with monthly principal payments of $500 beginning in February
2025 and escalating to $1,000 beginning in July 2025 with the remaining unpaid principal balance due upon maturity in August 2027. The Term Loan II is to be prepaid if the Group receives cash in connection with an issuance of equity interest or ABS monetization.
ABS I Notes
In November 2019, the Group formed Diversified ABS LLC (“ABS I”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB-
rated asset-backed securities with a total principal amount of $200,000 at par value (the “ABS I Notes”). These notes are secured by specific upstream producing assets in the Appalachian region owned by the Group. At the time of the agreement, 85% of the natural gas production from these assets was hedged through long-term derivative contracts. The ABS I Notes carry an annual interest rate of 5% and have a legal final maturity date of January
2037, with an amortizing maturity date of December 2029. Both interest and principal payments on the ABS I Notes are made on a monthly basis.
If ABS I generates cash flow exceeding the required payments, it must allocate between 50% to 100% of this excess cash flow towards additional principal payments, depending on certain performance metrics, with any remaining excess cash flow retained by the Group. Specifically, (a) for any payment date before March 1, 2030, (i) if the debt service coverage ratio (the “DSCR”) on that date is at least 1.25 to 1.00, then 25% of the excess cash flow, (ii) if the DSCR is between 1.15 to 1.00 and 1.25 to 1.00, then 50%, and (iii) if the DSCR is below 1.15 to 1.00, the production tracking rate for ABS I is below 80%, or the loan to value ratio exceeds 85%, then 100% of the excess cash flow must be used for additional principal payments; and
(b) for any payment date on or after March 1, 2030, 100% of the excess cash flow must be used for additional principal payments.
ABS II Notes
In April 2020, the Group formed Diversified ABS Phase II LLC (“ABS II”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB-
rated asset-backed securities with a total principal amount of $200,000 (the “ABS II Notes”). These notes were issued at a 2.775% discount. The Group utilized the net proceeds of $183,617, after accounting for the discount, capital reserve requirement, and debt issuance costs, to reduce its Credit
Facility. The ABS II Notes are secured by specific upstream producing assets in the Appalachian region owned by the Group. at the time of the agreement, 85% of the natural gas production from these assets was hedged through long-term derivative contracts. The ABS II Notes carry an annual interest rate of 5.25% and have a legal final maturity date of July 2037, with an amortizing maturity date of September 2028. Both interest and principal payments on the ABS II Notes are made on a monthly basis.
If ABS II generates cash flow exceeding the required payments, it must allocate between 50% to 100% of this excess cash flow towards additional principal, depending on certain performance metrics, with any remaining excess cash flow retained by the Group. Specifically, (a) (i) if the DSCR on any
payment date is below 1.15 to 1.00, then 100% of the excess cash flow must be used for additional principal payments, (ii) if the DSCR is between 1.15 to 1.00 and 1.25 to 1.00, then 50%, or (iii) if the DSCR is at least 1.25 to 1.00, then 0%; (b) if the production tracking rate for ABS II is below 80%, then 100%, otherwise 0%; (c) if the loan-to-value ratio (the “LTV”) exceeds 65.0%, then 100%, otherwise 0%; (d) for any payment date after July 1,
2024 and before July 1, 2025, if the LTV exceeds 40% and ABS II has executed hedging agreements for a minimum period of 30 months starting July
2026 covering production volumes of at least 85% but no more than 95% (the “Extended Hedging Condition”), then 50%, otherwise 0%; (e) for any payment date after July 1, 2025, and before October 1, 2025, if the LTV exceeds 40% or ABS II has not satisfied the Extended Hedging Condition, then
50%, otherwise 0%; and (f) for any payment date after October 1, 2025, if the LTV exceeds 40% or ABS II has not satisfied the Extended Hedging
Condition, then 100%, otherwise 0%.
ABS III Notes
In February 2022, the Group formed Diversified ABS III LLC (“ABS III”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB rated asset-backed securities with a total principal amount of $365,000 at par value (the “ABS III Notes”). These notes were secured by certain upstream producing and midstream assets in the Appalachian region owned by the Group. The ABS III Notes carried an interest rate of 4.875% and had a legal final maturity date of April 2039, with an amortizing maturity date of November 2030. Both interest and principal payments on the ABS III Notes were made on a monthly basis.
If ABS III generated cash flow exceeding the required payments, it was obligated to allocate between 50% to 100% of this excess cash flow towards additional principal payments, depending on certain performance metrics, with any remaining excess cash flow retained by the Group. Specifically, (a)
(i) if the DSCR on any payment date was at least 1.25 to 1.00, then 0% of the excess cash flow was used for additional principal payments, (ii) if the

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
DSCR was between 1.15 to 1.00 and 1.25 to 1.00, then 50%, and (iii) if the DSCR was below 1.15 to 1.00, then 100%; (b) if the production tracking rate for ABS III was below 80%, then 100%, otherwise 0%; and (c) if the LTV for ABS III exceeded 65%, then 100%, otherwise 0%.
In May 2024, the Group utilized proceeds from the ABS VIII Notes to repay the outstanding principal of the ABS III & ABS V notes, thereby retiring these notes from the Group’s outstanding debt. The transaction resulted in a loss on the early retirement of debt amounting to $10,649. Concurrently,
ABS III and ABS V were dissolved. The ABS VIII Notes are secured by the collateral that previously secured the ABS III & ABS V notes.
ABS IV Notes
In February 2022, the Group formed Diversified ABS IV LLC (“ABS IV”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB rated asset-backed securities with a total principal amount of $160,000 at par value (the “ABS IV Notes”). These notes are secured by a portion of the upstream producing assets acquired through the Blackbeard Acquisition. The ABS IV Notes carry an annual interest rate of 4.95% and have a legal final maturity date of February 2037, with an amortizing maturity date of September 2030. Both interest and principal payments on the ABS IV Notes are made on a monthly basis.
If ABS IV generates cash flow exceeding the required payments, it must allocate between 50% to 100% of this excess cash flow towards additional principal payments, depending on certain performance metrics, with any remaining excess cash flow retained by the Group. Specifically, (a) (i) if the
DSCR on any payment date is at least 1.25 to 1.00, then 0% of the excess cash flow was used for additional principal payments, (ii) if the DSCR is between 1.15 to 1.00 and 1.25 to 1.00, then 50%, and (iii) if the DSCR is below 1.15 to 1.00, then 100%; (b) if the production tracking rate for ABS IV is below 80%, then 100%, otherwise 0%; and (c) if the LTV for ABS IV exceeds 65%, then 100%, otherwise 0%.
ABS V Notes
In May 2022, the Group formed Diversified ABS V LLC (“ABS V”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB rated asset-backed securities with a total principal amount of $445,000 at par value (the “ABS V Notes”). These notes are secured by a majority of the Group’s remaining upstream assets in the Appalachian region that were not included in previous ABS transactions. The ABS V Notes carry an annual interest rate of 5.78% and have a legal final maturity date of May 2039, with an amortizing maturity date of December 2030. Both interest and principal payments on the ABS V Notes are made on a monthly basis.
If ABS V generates cash flow exceeding the required payments, it must allocate between 50% to 100% of this excess cash flow towards additional principal payments, depending on certain performance metrics, with any remaining excess cash flow retained by the Group. Specifically, (a) (i) if the
DSCR on any payment date is at least 1.25 to 1.00, then 0% of the excess cash flow was used for additional principal payments, (ii) if the DSCR is between 1.15 to 1.00 and 1.25 to 1.00, then 50%, and (iii) if the DSCR is below 1.15 to 1.00, then 100%; (b) if the production tracking rate for ABS V is below 80%, then 100%, otherwise 0%; and (c) if the LTV for ABS V exceeds 65%, then 100%, otherwise 0%.
In May 2024, the Group utilized proceeds from the ABS VIII Notes to repay the outstanding principal of the ABS III & ABS V notes, thereby retiring these notes from the Group’s outstanding debt. The transaction resulted in a loss on the early retirement of debt amounting to $10,649. Concurrently,
ABS III and ABS V were dissolved. The ABS VIII Notes are secured by the collateral that previously secured the ABS III & ABS V notes.
ABS VI Notes
In October 2022, the Group formed Diversified ABS VI LLC (“ABS VI”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue, jointly with Oaktree, BBB+ rated asset-backed securities with a total principal amount of $460,000. The Group’s share amounted to $235,750 before fees, reflecting its 51.25% ownership interest in the collateral assets (the “ABS VI Notes”). The ABS VI Notes were issued at a 2.63% discount and are primarily secured by the upstream assets jointly acquired with Oaktree in the Tapstone acquisition. The Group recorded its proportionate share of the
ABS VI Notes in its Consolidated Statement of Financial Position. In June, 2024, as part of the Oaktree transaction, the Group assumed Oaktree’s proportionate debt of $132,576 associated with the ABS VI Notes. For additional details regarding the Oaktree transaction, refer to Note 5.
These notes carry an annual interest rate of 7.50% and have a legal final maturity date of November 2039, with an amortizing maturity date of October
2031. Both interest and principal payments on the ABS VI Notes are made on a monthly basis.
If ABS VI achieves certain performance metrics, it is required to allocate 50% to 100% of any excess cash flow towards additional principal payments.
Specifically, (a) (i) If the DSCR as of the applicable payment date is below 1.15 to 1.00, then 100% of the excess cash flow was used for additional principal payments, (ii) if the DSCR is between 1.15 to 1.00 and 1.25 to 1.00, then 50%, or (iii) if the DSCR is at least 1.25 to 1.00, then 0%; (b) if the production tracking rate for ABS VI is below 80%, then 100%, otherwise 0%; and (c) if the LTV for ABS VI exceeds 75%, then 100%, else 0%.
ABS VII Notes
In November 2023, the Group formed DP Lion Equity Holdco LLC (“ABS VII”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue
Class A and Class B asset-backed securities (the “Class A Notes,” Class B Notes,” and collectively the “ABS VII Notes”). These notes are secured by certain upstream producing assets in the Appalachia region. The ABS VII Class A Notes, rated BBB+, were issued with a total principal amount of
$142,000, while the ABS VII Class B Notes, rated BB-, were issued with a total principal amount of $20,000. The Class A Notes carry an annual interest rate of 8.243% and have a legal final maturity date of November 2043, with an amortizing maturity date of February 2034. The Class B Notes carry an annual interest rate of 12.725% and have a legal final maturity date of November 2043, with an amortizing maturity date of August 2032. Both interest and principal payments on the Class A and Class B Notes are made on a monthly basis.
In December 2023, the Group divested 80% of the equity ownership in ABS VII to outside investors, generating cash proceeds of $30,000. Upon evaluating the remaining 20% interest in ABS VII, the Group determined that the governance structure does not allow it to exercise control, joint control, or significant influence over the entity. Consequently, ABS VII is not consolidated within the Group’s financial statements. The Group’s remaining investment in ABS VII, initially valued at $7,500 was accounted for at fair value in accordance with IFRS 9, Financial Instruments (“IFRS 9”). For additional information regarding the ABS VII equity sale, refer to Note 5. As of December 31, 2024, the Group’s investment in ABS VII was valued at
$5,566.
ABS VIII Notes
In May 2024, the Group formed Diversified ABS VIII LLC (“ABS VIII”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue Class
A-1 and Class A-2 asset-backed securities (the “Class A-1 Notes,” “Class A-2 Notes,” and collectively the “ABS VIII Notes”). The Class A-1 Notes, rated A, were issued with a total principal amount of $400,000, while the Class A-2 Notes, rated BBB+, were issued with a total principal amount of $210,000.
The proceeds from these issuances were used to repay the outstanding principal of the ABS III & ABS V notes, effectively retiring those notes from the
Group’s outstanding debt. Consequently, ABS III and ABS V were dissolved. The ABS VIII Notes are secured by the collateral that previously secured the

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
ABS III and ABS V notes, which includes certain upstream producing and midstream assets in the Appalachian region owned by the Group, and the remaining upstream assets in the Appalachian region that were not securitized by previous ABS transactions.
The Class A-1 Notes carry an annual interest rate of 7.076% and have a legal final maturity date of May 2044. The Class A-2 Notes carry an annual interest rate of 7.670% and have a legal final maturity date of May 2044. Both interest and principal payments on the ABS VIII Notes are made on a monthly basis.
If ABS VIII achieves certain performance metrics, it is required to allocate 25% to 100% of any excess cash flow towards additional principal payments.
Specifically, (a) (i) if the DSCR as of the applicable payment date is below 1.45 to 1.00, then 100%, (ii) if the DSCR is between 1.45 to 1.00 and 1.50 to
1.00, then 50%, or (iii) if the DSCR is at least 1.50 to 1.00, then 25%; (b) if the production tracking rate for ABS VIII is below 80%, then 100%, otherwise 25%; or (c) if the LTV for ABS VIII exceeds 75%, then 100%, otherwise 25%.
ABS IX Notes
In June 2024, the Group formed DP Mustang Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (“ABS IX,” formerly “ABS
Facility Warehouse”), to secure a bridge loan facility (the “ABS Facility Warehouse Notes”). The initial draw on the ABS Facility Warehouse Notes amounted to $71,000, which included $66,343 in net proceeds, $3,060 in restricted cash interest reserve, and $1,597 in debt issuance costs. The ABS
Facility Warehouse Notes were secured by certain producing assets that previously collateralized the Credit Facility. It carried an interest rate of SOFR plus an additional 3.75% and had a legal final maturity date of May 2029. Both interest and principal payments on the ABS Facility Warehouse Notes were made on a monthly basis.
In September 2024, the Group issued Class A and Class B asset-backed securities (the “Class A Notes,” “Class B Notes,” and collectively the “ABS IX
Notes”) with a total principal amount of $76,500. The Class A Notes were issued with a total principal amount of $71,000, while the Class B Notes were issued with a total principal amount of $5,500. The proceeds from these issuances were used to repay the outstanding principal of the ABS Facility
Warehouse Notes, effectively retiring it from the Group’s outstanding debt and resulting in a loss on the early retirement of debt amounting to $1,634.
The Class A Notes carry an annual interest rate of 6.555% and have an amortizing maturity date of December 2034. The Class B Notes carry an annual interest rate of 11.235% and have an amortizing maturity date of September 2030. Both interest and principal payments on the ABS IX Notes are made on a monthly basis.
Oaktree Seller’s Notes
In June 2024, the Group partially funded the purchase price of the Oaktree transaction with deferred consideration in the form of an unsecured seller’s note from Oaktree (the “Oaktree Seller’s Note”). The Group issued $83,348 in notes at an annual interest rate of 8%, with a legal final maturity date of
December 2025. Deferred interest and principal payments were scheduled in three installments: December 2024, June 2025, and December 2025.
In October 2024, the Group modified the terms of the Oaktree Seller’s Note, increasing the rate to 9%, extending the maturity date to September 2026, and changing the payment schedule to monthly interest and principal payments.
The Oaktree Seller’s Note contains certain customary representations and warranties, as well as affirmative and negative covenants. As of December 31,
2024, the Group was in compliance with all covenants associated with the Oaktree Seller’s Note. For additional information regarding the Oaktree transaction, refer to Note 5.
Debt Covenants
ABS I, II, IV, VI, VIII and IX Notes (collectively, The “ABS Notes”) and Term Loan I and Term Loan II (collectively, the “Term Loans”)
The ABS Notes and Term Loans are governed by a series of covenants and restrictions typical for such transactions, including (i) the requirement for the issuer to maintain specified reserve accounts to ensure the payment of interest on the ABS Notes and Term Loans, (ii) provisions for optional and mandatory prepayments, specified make-whole payments under certain conditions, (iii) indemnification payments in the event that the assets pledged as collateral for the ABS Notes and Term Loans are found to be defective or ineffective, (iv) covenants related to recordkeeping, access to information, and similar matters, and (v) compliance with all applicable laws and regulations, including the Employee Retirement Income Security Act (“ERISA”),
environmental laws, and the USA Patriot Act (specific to ABS IV only).
The ABS Notes and Term Loans are also subject to customary accelerated amortization events as outlined in the indenture. These events include failure to maintain specified debt service coverage ratios, failure to meet certain production metrics, certain change of control and management termination events, and the failure to repay or refinance the ABS Notes and Term Loans by the scheduled maturity date.
Additionally, the ABS Notes and Term Loans are subject to customary events of default, which include non-payment of required interest, principal, or other amounts due, failure to comply with covenants within specified time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective, and certain judgments.
As of December 31, 2024 the Group was in compliance with all financial covenants related to the ABS Notes and Term Loans.
Sustainability-Linked Borrowings
Credit Facility
The Credit Facility contains three sustainability-linked performance targets (“SPTs”) that can influence the applicable margin on borrowings based on the
Group’s performance. These targets are:
•GHG Emissions Intensity: This target measures the Group’s consolidated Scope 1 emissions and Scope 2 emissions, expressed as MT CO2e per
MMcfe;
•Asset Retirement Performance: This target tracks the number of wells the Group successfully retires during any fiscal year; and
•TRIR Performance: This target is based on the TRIR, calculated as the arithmetic average of the two preceding fiscal years and current period. The
TRIR is computed by multiplying the total number of recordable cases (as defined by OSHA) by 200,000 and then dividing by the total hours worked by all employees during any fiscal year.
The goals set by the Credit Facility for each of these categories are aspirational and represent higher thresholds than those the Group has publicly set for itself. The economic impact of meeting or failing to meet these thresholds is relatively minor, with adjustments to the applicable margin level ranging from a reduction of five basis points to an increase of five basis points in any given fiscal year.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
An independent third-party assurance provider is required to certify the Group’s performance against the SPTs.
ABS IV
In connection with the issuance of the ABS IV Notes, the Group engaged an independent international provider of sustainability research and services to establish and maintain a “sustainability score” for the Group. If this score falls below a minimum threshold set at the time of issuance of the ABS IV
Notes, the interest payable for the subsequent interest accrual period will increase by five basis points. This score is based on an overall assessment of the Group’s corporate sustainability profile and is not contingent upon the Group meeting or exceeding specific sustainability performance metrics.
Additionally, the sustainability score is not influenced by the use of proceeds from the ABS IV Notes, and there are no restrictions on the use of these proceeds beyond the terms outlined in the Group’s Credit Facility. The Group provides updates to the ABS IV note holders through monthly note holder statements, informing them of any changes in the interest rate payable on the ABS IV Notes resulting from changes in the sustainability score.
ABS VI & VIII
A “second party opinion provider” has certified that the terms of the ABS VI and ABS VIII notes align with the International Capital Markets Association
(“ICMA”) framework for sustainability-linked bonds. This framework applies to bond instruments whose financial and/or structural characteristics vary based on the achievement of predefined sustainability objectives, or SPTs. The framework comprises five key components (1) the selection of key performance indicators (“KPIs”), (2) the calibration of SPTs, (3) the variation of bond characteristics depending on whether the KPIs meet the SPTs, (4)
regular reporting on the status of the KPIs and whether the SPTs have been met, and (5) independent verification of SPT performance by an external reviewer, such as an auditor or environmental consultant. Unlike the ICMA’s framework for green bonds, the framework for sustainability-linked bonds do not mandate a specific use of proceeds.
The ABS VI & ABS VIII Notes contain two SPTs. The Group must achieve and have certified by May 28, 2027, for the ABS VI Notes, and by December
31, 2029, for the ABS VIII Notes, the following targets: (1) a reduction in Scope 1 and Scope 2 GHG emissions intensity to 2.85 MT CO2e/MMcfe for the
ABS VI Notes and 2.73 MT CO2e/MMcfe or the ABS VIII Notes, and/or (2) a reduction in Scope 1 methane emissions intensity to 1.12 MT CO2e/MMcfe for the ABS VI Notes and 0.75 MT CO2e/MMcfe for the ABS VIII Notes. If the Group fails to meet or have these SPTs certified by an external verifier by the respective deadlines, the interest rate payable on the ABS VI and ABS VIII notes will increase by 25 basis points for each unmet or uncertified SPT.
An independent third-party assurance provider will be required to certify the Group’s performance against these SPTs by the applicable deadlines.
Compliance
As of December 31, 2024, the Group successfully met or was in compliance with all sustainability-linked debt metrics.
Future Maturities
The table below presents a reconciliation of the Group’s undiscounted future maturities of its total borrowings as of the reporting date:

	December 31, 2024	December 31, 2023
Not later than one year	$209,463	$200,822
Later than one year and not later than five years	940,780	864,264
Later than five years	585,330	259,762
Total borrowings	$1,735,573	$1,324,848
Finance Costs
The table details the Group’s finance costs for each of the periods presented:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Interest expense, net of capitalized and income amounts(a)	$120,773	$117,808	$86,840
Amortization of discount and deferred finance costs	16,870	16,358	13,903
Other	—	—	56
Total finance costs	$137,643	$134,166	$100,799
(a)Includes payments related to both borrowings and leases.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Interest Incurred
The table below represents the interest incurred related to the Group’s amortizing debt structures for each of the periods presented:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Term Loan I	$6,531	$7,573	8,643
ABS I Notes	4,571	5,660	$7,110
ABS II Notes	6,787	8,040	9,286
ABS III Notes	5,507	14,515	15,325
ABS IV Notes	4,440	5,703	6,235
ABS V Notes	6,792	19,332	14,319
ABS VI Notes	17,953	15,433	3,300
ABS VIII Notes	25,375	—	—
ABS IX Notes	1,460	—	—
Other miscellaneous borrowings(a)	4,106	—	—
Total interest incurred on amortizing debt	$83,522	$76,256	$64,218
(a)Includes $3,947 and $159 of interest incurred on the Oaktree Seller’s Note and other notes payable, respectively.
Fair Value
The table below represents the fair value of the Group’s debt structures as of the periods presented:

	As of
	December 31, 2024	December 31, 2023
Credit Facility(a)	$284,400	$159,000
Term Loan I	86,277	101,706
Term Loan II(a)	83,851	—
ABS I Notes	76,821	94,517
ABS II Notes	98,273	119,519
ABS III Notes	—	250,158
ABS IV Notes	74,064	92,345
ABS V Notes	—	274,061
ABS VI Notes	240,150	158,284
ABS VIII Notes	593,653	—
ABS IX Notes	73,897	—
Other miscellaneous borrowings(a)	107,588	—
Total fair value of outstanding debt	$1,718,974	$1,249,590
(a)Carrying value approximates fair value.
Excess Cash Flow Payments
The table below represents excess cash flow payments based on the achievement of certain performance metrics related to the Group’s debt structures for each of the periods presented:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
ABS I Notes	$2,401	$7,892	$10,736
ABS VIII Notes	14,753	—	—
ABS IX Notes	884	—	—
Total excess cash flow payments	$18,038	$7,892	$10,736

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Financing Activities
The table below presents a reconciliation of borrowings arising from financing activities for each of the periods presented:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Balance at beginning of period	$1,276,627	$1,440,329	$1,010,355
Acquired as part of an acquisition	215,924	—	2,437
Sale of equity interest	—	(154,966)	—
Proceeds from borrowings	1,844,768	1,537,230	2,587,554
Repayments of borrowings	(1,653,489)	(1,547,912)	(2,139,686)
Costs incurred to secure financing	(20,267)	(13,776)	(34,234)
Amortization of discount and deferred financing costs	16,870	16,358	13,903
Cash paid for interest	(123,141)	(116,784)	(83,958)
Finance costs and other	135,950	116,148	83,958
Balance at end of period	$1,693,242	$1,276,627	$1,440,329
Subsequent Event
On February 27, 2025, the Group formed Diversified ABS Phase X LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (“ABS X”), to issue asset-backed securities with a total principal amount of $530,000 at par value (“the ABS X Notes”). The Group utilized the proceeds from the ABS
X Notes to refinance the ABS I Notes, ABS II Notes, and Term Loan I, and to fund the Summit transaction. Refer to Note 5 for additional information regarding acquisitions.
On March 14, 2025, in connection with the close of the Maverick acquisition, the Group amended and restated the credit agreement governing its Credit
Facility. The amendment extended the maturity of the Credit Facility to March 2029 and increased the borrowing base to $900,000, primarily resulting from the additional collateral acquired from Maverick. There were no other material changes to pricing or terms. The Group utilized the proceeds from the upsized borrowing base to fund a portion of the Maverick acquisition and repay the outstanding principal on Term Loan II.
Note 22 - Trade & Other Payables
(Amounts in thousands, except share, per share and per unit data)
The table below details the Group’s trade and other payables. The fair value approximates the carrying value as of the periods presented:

	December 31, 2024	December 31, 2023
Trade payables	$31,896	$49,487
Other payables	3,117	4,003
Total trade and other payables	$35,013	$53,490
Trade and other payables are unsecured, do not bear interest, and are settled as they become due.
Note 23 - Other Liabilities
(Amounts in thousands, except share, per share and per unit data)
The table below details the Group’s other liabilities as of the periods presented:

	December 31, 2024	December 31, 2023
Other non-current liabilities
Other non-current liabilities	$5,384	$2,224
Total other non-current liabilities	$5,384	$2,224
Other current liabilities
Accrued expenses(a)	$120,532	$99,723
Net revenue clearing(b)	40,935	79,056
Asset retirement obligations - current	6,436	5,402
Revenue to be distributed(c)	136,631	93,322
Total other current liabilities	$304,534	$277,503
(a)As of December 31, 2024 accrued expenses increased primarily due to an $8,347 increase in accrued capital expenditures and a $6,890 increase in hedge settlement payables. As of December 31, 2023 accrued expenses decreased primarily due to a $50,541 decrease in hedge settlements payables, resulting from lower commodity prices during that year. For more detailed information on year-over-year changes in other liabilities and their fixed and variable nature, refer to the Financial Review.
(b)Net revenue clearing represents the estimated revenue that is payable to third-party working interest owners. The year-over-year decrease in net revenue clearing was primarily due to the Oaktree acquisition in June 2024.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
(c)Revenue to be distributed refers to revenue that is payable to third-party working interest owners but has not yet been paid due to unresolved title, legal, ownership, or other issues. The Group releases the underlying liability as these issues are resolved. Since the timing of resolution is uncertain, the Group records this balance as a current liability. The year-over-year increase in revenue to be distributed was attributed to the Group’s growth.
Note 24 - Fair Value & Financial Instruments
(Amounts in thousands, except share, per share and per unit data)
Fair Value
The fair value of an asset or liability is defined as the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction in the principal market (or most advantageous market if a principal market is not available) for that asset or liability. In estimating fair value, the Group employs valuation techniques that align with the market approach, income approach, and/or cost approach, ensuring consistent application of these techniques. The inputs to these valuation techniques include assumptions that market participants would use when pricing an asset or liability.
IFRS 13, Fair Value Measurement (“IFRS 13”), establishes a fair value hierarchy for valuation inputs, prioritizing quoted prices in active markets for identical assets or liabilities as the highest level of input, and unobservable inputs as the lowest level. The fair value hierarchy is defined as follows:

Level 1:	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2:	Inputs (other than quoted prices included in Level 1) can include the following:
(1) Observable prices in active markets for similar assets or liabilities;
(2) Prices for identical assets or liabilities in markets that are not active;
(3) Directly observable market inputs for substantially the full term of the asset or liability; and
(4) Market inputs that are not directly observable but are derived from or corroborated by observable market data.

Level 3:	Unobservable inputs which reflect the Directors’ best estimates of what market participants would use in pricing the asset or liability at the measurement date.
Financial Instruments
Working Capital
The carrying values of cash and cash equivalents, trade receivables, other current assets, accounts payable, and other current liabilities in the
Consolidated Statement of Financial Position approximate their fair value due to their short-term nature. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, Financial Instruments (“IFRS 9”), which requires the recognition of expected lifetime losses from the initial recognition of the receivables. Financial liabilities are initially measured at fair value and subsequently measured at amortized cost.
For borrowings, derivative financial instruments, and leases, the following methods and assumptions were used to estimate fair value:
Borrowings
The fair values of the Group’s ABS Notes and Term Loans are considered to be Level 2 measurements within the fair value hierarchy. The carrying values of the borrowings under the Group’s Credit Facility (to the extent utilized) and Term Loan II approximate fair value because the interest rate is variable and reflective of market rates. The Group also considers the fair value of its Credit Facility to be a Level 2 measurement within the fair value hierarchy.
Leases
The Group initially measures the lease liability at the present value of the future lease payments. These lease payments are discounted using the interest rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate to discount the lease payments.
Derivative Financial Instruments
The Group measures the fair value of its derivative financial instruments using a pricing model that incorporates market-based inputs. These inputs include, but are not limited to, the contractual price of the underlying position, current market prices, natural gas and liquids forward curves, discount rates such as the U.S. Treasury yields, the SOFR curve, and volatility factors.
The Group classifies its derivative financial instruments into the fair value hierarchy based on the data used to determine their fair values. The Group’s fixed price swaps (Level 2) are estimated using third-party discounted cash flow calculations, utilizing the NYMEX futures index for natural gas and oil derivatives, and OPIS for NGLs derivatives. For valuing its interest rate derivatives (Level 2), the Group employs discounted cash flow models. The net derivative values attributable to the Group’s interest rate derivative contracts as of December 31, 2024 are based on (i) the contracted notional amounts, (ii) active market-quoted SOFR yield curves, and (iii) the applicable credit-adjusted risk-free rate yield curve.
The Group’s call options, put options, collars and swaptions (Level 2) are valued using the Black-Scholes model, an industry-standard option valuation model. This model takes into account inputs such as contract terms, including maturity, and market parameters, including assumptions of NYMEX and
OPIS futures, interest rates, volatility and creditworthiness. Inputs to the Black-Scholes model, including the volatility input, are obtained from a third-
party pricing source, with independent verification of the most significant inputs on a monthly basis. A change in volatility would result in a corresponding change in fair value measurement.
The Group’s basis swaps (Level 2) are estimated using third-party calculations based on forward commodity price curves.
There were no transfers between fair value levels for the year ended December 31, 2024.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
The following table includes the Group's financial instruments as of the periods presented:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$5,990	$3,753
Trade receivables, net	234,421	190,207
Other non-current assets	6,270	9,172
Other non-current liabilities(a)	(5,384)	(1,946)
Other current liabilities(b)	(298,098)	(272,101)
Derivative financial instruments at fair value	(710,347)	(557,460)
Leases	(44,600)	(31,122)
Borrowings	(1,718,974)	(1,249,590)
Total	$(2,530,722)	$(1,909,087)
(a)Excludes $278 for the long-term portion of the value associated with the upfront promote received from Oaktree for the year ended December 31, 2023.
(b)Includes accrued expenses, net revenue clearing, and revenue to be distributed. Excludes asset retirement obligations.
Note 25 - Financial Risk Management
(Amounts in thousands, except share, per share and per unit data)
The Group is exposed to various financial risks, including market risk, credit risk, liquidity risk, capital risk, and collateral risk. To manage these risks, the
Group continuously monitors the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance.
The Group’s principal financial liabilities consist of borrowings, leases, and trade and other payables, which are primarily used to finance and provide financial guarantees for its operations. The Group’s principal financial assets include cash and cash equivalents, as well as trade and other receivables derived from its operations.
Additionally, the Group also enters into derivative financial instruments, which are recorded as assets or liabilities depending on market dynamics. The
Group leverages its internal resources to design and manage its derivative-related risk management activities, but also engages with third party providers to assist with the execution of derivative transactions and provide commodity trading and risk management applications.
Market Risk
Market risk refers to the possibility that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk is comprised of two main types of risk: interest rate risk and commodity price risk. Financial instruments affected by market risk include borrowings and derivative financial instruments.
To manage market price risks resulting from changes in commodity prices and foreign exchange rates, the Group uses both derivative and non-
derivative financial instruments. These instruments help mitigate the potential negative effects on the Group’s assets, liabilities, or future expected cash flows.
Interest Rate Risk
The Group is subject to market risk exposure related to changes in interest rates. The Group’s borrowings primarily consist of fixed-rate amortizing notes and its variable rate Credit Facility and Term Loan II, as illustrated below.

	December 31, 2024		December 31, 2023
	Borrowings	Interest Rate(a)	Borrowings	Interest Rate(a)
ABS Notes, Term Loan I, & other(b)	$1,443,013	7.01%	$1,158,221	5.67%
Credit Facility & Term Loan II	$368,251	8.68%	$159,000	8.66%
(a)The interest rate on the ABS Notes, Term Loan I and other notes payable represents the weighted average fixed rate of the notes, while the interest rate presented for the Credit Facility and Term Loan II represents the floating rate as of December 31, 2024 and 2023, respectively.
(b)Includes $76,100 in notes payable issued as part of the consideration in the Oaktree transaction, and $30,000 in notes payable issued by a third party financial institution in November 2024 collateralized by two natural gas processing plants and various natural gas compressors and related support equipment in the Central
Region, as of December 31, 2024. Refer to Note 5 for additional information regarding the Oaktree transaction.
For additional information regarding the ABS Notes, Term Loan I, Term Loan II, and Credit Facility, refer to Note 21. The table below illustrates the impact of a 100 basis point adjustment in the borrowing rate for the Credit Facility and Term Loan II and the corresponding effect on finance costs. This represents a reasonably possible change in interest rate risk.

Credit Facility & Term Loan II Interest Rate Sensitivity	December 31, 2024	December 31, 2023
+100 Basis Points	$3,683	$1,590
-100 Basis Points	$(3,683)	$(1,590)
The Group strives to maintain a prudent balance of floating and fixed-rate borrowing exposure, particularly during uncertain market conditions. As part of the Group’s risk mitigation strategy, the Group occasionally enters into swap arrangements to adjust its exposure to floating or fixed interest rates, depending on changes in the composition of borrowings in its portfolio. Consequently, the total principal hedged through the use of derivative financial instruments varies from period to period.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
As of December 31, 2024 and 2023, the fair value of the Group’s interest rate swaps represents an asset of $235 and an asset of $315, respectively. For additional information regarding derivative financial instruments, refer to Note 13.
Commodity Price Risk
The Group’s revenues are primarily derived from the sale of its natural gas, NGLs, and oil production, making the Group subject to commodity price risk.
Commodity prices for natural gas, NGLs and oil can be volatile and may fluctuate due to relatively small changes in supply, weather conditions, economic conditions, and government actions. For the years ended December 31, 2024, 2023 and 2022, the Group’s commodity revenue was $732,259,
$802,399, and $1,873,011, respectively.
To mitigate the risk of fluctuations in commodity prices, the Group enters into derivative financial instruments. The total volumes hedged through the use of these instruments vary from period to period. Generally the Group’s objective is to hedge at least 65% of its anticipated production volumes for the next 12 months, at least 50% for months 13 to 24, and a minimum of 30% for months 25 to 36. For additional information regarding derivative financial instruments, refer to Note 13.
By removing price volatility from a significant portion of the Group’s expected production through 2032, the Group has mitigated, but not eliminated, the potential effects of changing prices on its operating cash flow for those periods. While these derivative contracts help mitigate the negative effects of falling commodity prices, they also limit the benefits the Group would receive from increases in commodity prices.
Credit and Counterparty Risk
The Group is exposed to credit and counterparty risk from the sale of its natural gas, NGLs and oil. Trade receivables from customers represent amounts due for the purchase of these commodities, and their collectability depends on the financial condition of each customer. The Group reviews the financial condition of customers before extending credit and generally does not require collateral to support their trade receivables. As of December 31, 2024 and
2023, the Group had no customers that comprised over 10% of its total trade receivables. The Group’s trade receivables from customers, net of the applicable allowance for credit losses, were $199,788 and $168,913, respectively, as of December 31, 2024 and 2023.
The Group is also exposed to credit risk from joint interest owners, which are entities that own a working interest in the properties operated by the
Group. Joint interest receivables are classified under trade receivables, net, in the Consolidated Statement of Financial Position. The Group has the
ability to withhold future revenue payments to recover any non-payment of joint interest receivables. As of December 31, 2024 and 2023, the Group’s joint interest receivables, net of the applicable allowance for credit losses, were $34,633 and $21,294, respectively.
Trade receivables are current, and the Group believes these net receivables are collectible. For additional information, refer to Note 3.
Liquidity Risk
Liquidity risk is the possibility that the Group will not be able to meet its financial obligations as they fall due. The Group manages this risk by maintaining adequate cash reserves through the use of cash from operations and borrowing capacity on the Credit Facility. Additionally, the Group continuously monitors its forecast and actual cash flows to ensure it maintains an appropriate level of liquidity. The amounts disclosed in the following table represent the Group’s contractual undiscounted cash flows.

	Not Later Than One Year	Later Than One Year and Not Later Than Five Years	Later Than Five Years
				Total
For the year ended December 31, 2024
Trade and other payables	$35,013	$—	$—	$35,013
Borrowings	209,463	940,780	585,330	1,735,573
Leases	16,080	33,215	139	49,434
Other liabilities(a)	161,467	5,384	—	166,851
Total	$422,023	$979,379	$585,469	$1,986,871
For the year ended December 31, 2023
Trade and other payables	$53,490	$—	$—	$53,490
Borrowings	200,822	864,264	259,762	1,324,848
Leases	12,358	22,531	—	34,889
Other liabilities(a)	178,779	2,224	—	181,003
Total	$445,449	$889,019	$259,762	$1,594,230
(a)Includes accrued expenses and net revenue clearing. Excludes asset retirement obligations and revenue to be distributed.
Capital Risk
The Group defines capital as the total of equity shareholders’ funds and long-term borrowings net of available cash balances. The Group’s objectives when managing capital are to provide returns for shareholders, maintain appropriate leverage and safeguard the ability to continue as a going concern.
Additionally, the Group aims to pursue opportunities for growth by identifying and evaluating potential acquisitions and constructing new infrastructure on existing proved leaseholds.
The Directors do not establish a quantitative return on capital criteria, but instead promote year-over-year adjusted EBITDA growth. The Group actively manages its balance sheet and seeks to maintain a long-term leverage ratio approximately 2.5x.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Collateral Risk
As of December 31, 2024, the Group has pledged 100% of its upstream natural gas and oil properties in the Appalachian and Central regions, along with certain midstream assets, to fulfill the collateral requirements for borrowings under its debt instruments. The fair value of the collateral is based on an independent petroleum engineering firm’s reserves calculation, which uses estimated cash flows discounted at 10% and a commodities futures price schedule. For additional information regarding acquisitions and borrowings, refer to Notes 5 and 21, respectively.
Note 26 - Commitments & Contingencies
(Amounts in thousands, except share, per share and per unit data)
Delivery Commitments
We have contractually agreed to deliver firm quantities of natural gas to various customers, which we expect to fulfill with production from existing reserves. To ensure we meet these commitments, we regularly monitor our proved developed reserves.
The following table summarizes our total gross commitments, compiled using best estimates based on our sales strategy, as of December 31, 2024.

Natural gas (MMcf)
2025	77,187
2026	52,802
2027	130,911
Thereafter	242,276
Litigation and Regulatory Proceedings
The Group is involved in various pending legal issues that have arisen in the ordinary course of business. The Group accrues for litigation, claims, and proceedings when a liability is both probable and the amount can be reasonably estimated. As of December 31, 2024 and 2023, the Group did not have any material amounts accrued related to litigation or regulatory matters.
For any matters not accrued for, it is not possible to estimate the amount of any additional loss or range of loss that is reasonably possible. However, based on the nature of the claims, management believes that current litigation, claims, and proceedings are not, individually or in aggregate, after considering insurance coverage and indemnification, likely to have a material adverse impact on the Group’s financial position, results of operations, or cash flows.
The Group has no other contingent liabilities that would have a material impact on the Group’s financial position, results of operations, or cash flows.
Environmental Matters
The Group’s operations are subject to environmental laws and regulations in all the jurisdictions where it operates, and it was in compliance as of
December 31, 2024 and 2023. However, the Group is unable to predict the impact of additional environmental laws and regulations that may be adopted in the future, including whether they would adversely affect its operations. The Group can offer no assurance regarding the significance or cost of compliance associated with any new environmental legislation or regulation once implemented.
Note 27 - Related Party Transactions
(Amounts in thousands, except share, per share and per unit data)
The Group had no related party activity in 2024, 2023 or 2022.
Note 28 - Subsequent Events
(Amounts in thousands, except share, per share and per unit data)
The Group determined the need to disclose the following material transactions that occurred subsequent to December 31, 2024, which have been described within each relevant footnote as follows:

Description	Footnote
Acquisitions & Divestitures	Note 5
Share Capital	Note 16
Dividends	Note 18
Borrowings	Note 21

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
Supplemental Natural Gas & Oil Information (Unaudited)
(Amounts in thousands, except per unit data)
Estimated Reserves
The process of estimating quantities of “proved” and “proved developed” reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering, and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors, including additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. As a result, revisions to existing reserves estimates may occur from time to time.
Although every reasonable effort is made to ensure that reserves estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various reservoirs make these estimates generally less precise than other estimates included in the financial statement disclosures.
For each of the years ended December 31, 2024, 2023 and 2022, the estimated proved reserves were independently evaluated by our independent reserves auditors, NSAI, in accordance with petroleum engineering and evaluation standards published by the Society of Petroleum Evaluation Engineers and definitions and guidelines established by the SEC. Accordingly, the following reserves estimates are based on existing economic and operating conditions. Reserves estimates are inherently imprecise, and the Group’s reserves estimates are generally based on extrapolation of historical production trends, historical prices of natural gas and oil, and analogy to similar properties and volumetric calculations. Therefore, the Group’s estimates are expected to change, and such changes could be material and occur in the near term as future information becomes available.
The following table summarizes the changes in the Group’s net proved reserves for the periods presented, all of which were located in the U.S.:

	Natural Gas	NGLs	Oil	Total
	(MMcf)	(MBbls)	(MBbls)	(MMcfe)
December 31, 2021	4,009,037	89,080	14,252	4,629,029
Revisions of previous estimates(a)	306,696	11,694	492	379,812
Extensions, discoveries and other additions	13,098	1	37	13,326
Production	(255,597)	(5,200)	(1,554)	(296,121)
Purchase of reserves in place(b)	281,345	6,356	1,927	331,043
Sales of reserves in place(c)	(4,968)	—	(324)	(6,912)
December 31, 2022	4,349,611	101,931	14,830	5,050,177
Revisions of previous estimates(a)	(658,917)	153	(230)	(659,379)
Extensions, discoveries and other additions	712	—	50	1,012
Production	(256,378)	(5,832)	(1,377)	(299,632)
Purchase of reserves in place(b)	105,713	2,592	923	126,803
Sales of reserves in place(c)	(340,697)	(3,143)	(1,580)	(369,035)
December 31, 2023	3,200,044	95,701	12,616	3,849,946
Revisions of previous estimates(a)	(212,056)	11,305	6,215	(106,936)
Extensions, discoveries and other additions	897	32	33	1,287
Production	(244,298)	(5,980)	(1,568)	(289,586)
Purchase of reserves in place(b)	151,210	2,413	1,228	173,056
Sales of reserves in place(c)	(178)	—	—	(178)
December 31, 2024	2,895,619	103,471	18,524	3,627,589
(a)During 2024, commodity market pricing decreased driving a net downward revision of 106,936 MMcfe. During 2023, commodity market pricing decreased significantly driving a net downward revision of 659,379 MMcfe. During 2022, commodity market pricing was volatile and increased significantly due to the war between Russia and
Ukraine as well as other geopolitical factors. These factors primarily drove a net upward revision of 386,064 MMcfe due to changes in pricing that impacted well economics. These increases were then offset in part by a 6,252 MMcfe downward revision for changes in timing.
(b)During 2024, purchases of reserves in place were primarily related to the Oaktree, Crescent Pass, and East Texas II acquisitions. During 2023, purchases of reserves in place were primarily related to the Tanos II acquisition. During 2022, purchases of reserves in place were primarily related to the East Texas I and ConocoPhillips acquisitions. For additional information about acquisitions, refer to Note 5.
(c)During 2024, 2023 and 2022, sales of reserves in place were primarily related to divestitures of non-core assets. For additional information about divestitures, refer to
Note 5.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements

	Natural Gas	NGLs	Oil	Total
	(MMcf)	(MBbls)	(MBbls)	(MMcfe)
Total proved reserves as of:
December 31, 2022	4,349,611	101,931	14,830	5,050,177
December 31, 2023	3,200,044	95,701	12,616	3,849,946
December 31, 2024	2,895,619	103,471	18,524	3,627,589
Total proved developed reserves as of:
December 31, 2022	4,340,779	101,931	14,830	5,041,345
December 31, 2023	3,184,499	94,391	12,380	3,825,125
December 31, 2024	2,895,619	103,471	18,524	3,627,589
Total proved undeveloped reserves as of:
December 31, 2022	8,832	—	—	8,832
December 31, 2023	15,545	1,310	236	24,821
December 31, 2024	—	—	—	—
Capitalized Costs Relating to Natural Gas and Oil Producing Activities
Capitalized costs relating to natural gas and oil producing activities and related accumulated depreciation, depletion and amortization were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Proved properties	$3,819,192	$3,206,739	$3,062,463
Unproved properties	—	—	—
Total capitalized costs	3,819,192	3,206,739	3,062,463
Less: Accumulated depreciation, depletion and amortization	(913,490)	(716,364)	(506,655)
Net capitalized costs	$2,905,702	$2,490,375	$2,555,808
Costs Incurred in Natural Gas and Oil Property Acquisition, Exploration and Development Activities
Costs incurred in natural gas and oil property acquisition, exploration and development activities were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Proved properties	$469,400	$78,582	$260,817
Unproved properties	—	—	—
Total property acquisition costs	469,400	78,582	260,817
Total exploration and development costs	4,587	10,923	19,670
Capitalized interest	—	—	—
Total costs	$473,987	$89,505	$280,487
Results of Operations for Producing Activities
Revenues and expenses related to the production and sale of natural gas, NGLs, and oil were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Commodity revenue	$732,259	$802,399	$1,873,011
Operating expense	(339,086)	(349,478)	(365,325)
Depreciation, depletion, amortization & accretion	(284,048)	(248,098)	(248,060)
Results of operations	109,125	204,823	1,259,626
Income tax expense	(23,135)	(49,362)	(282,156)
Results of operations, net of income tax expense	$85,990	$155,461	$977,470
Standardized Measure of Discounted Future Net Cash Flows
The following information has been developed based on natural gas and crude oil reserves and production volumes estimated by the Group’s engineering staff. While it can be used for some comparisons, it should not be the sole method for evaluating the Group or its performance. Additionally, the following information may not represent realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net
Cash Flows (the “Standardized Measure”) be viewed as representative of the current value of the Group.
The Group believes that the following factors should be considered when reviewing the information:
•Future costs and selling prices will differ from those required to be used in these calculations;

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Group Financial Statements
•Due to future market conditions and governmental regulations, actual rates of production in future years may vary significantly from the rate of production assumed in the calculations;
•The selection of a 10% discount rate is arbitrary and may not be a reasonable measure of the relative risk associated with realizing future net natural gas and oil revenues; and
•Future net cash flows may be subject to different rates of income taxation.
Under the Standardized Measure, future cash inflows were estimated by using the 12-month average index price for the respective commodity, calculated as the unweighted arithmetic average of the first day of the month price for each month during the year. Prices used for the the Standardized
Measure (adjusted for basis and quality differentials) were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Natural gas (Mcf)	$1.83	$2.49	$6.29
NGLs (Bbls)	20.02	21.59	43.68
Oil (Bbls)	74.76	71.89	94.01
Future cash inflows were reduced by estimated future development and production costs based on year-end costs to arrive at net cash flow before tax.
Future income tax expense was computed by applying year-end statutory tax rates to future pretax net cash flows, less the tax basis of the properties involved and the utilization of available tax carryforwards related to natural gas and oil operations. The applicable accounting standards require the use of a 10% discount rate.
Management does not solely rely on the following information when making investment and operating decisions. These decisions are based on a number of factors, including estimates of proved reserves and varying price and cost assumptions that are considered more representative of a range of anticipated economic conditions. The Standardized Measure is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Future cash inflows	$8,600,093	$10,900,742	$32,155,117
Future production costs	(4,497,171)	(5,345,117)	(8,923,660)
Future development costs(a)	(2,655,256)	(1,937,293)	(1,902,297)
Future income tax expense	(303,892)	(653,216)	(5,001,823)
Future net cash flows	1,143,774	2,965,116	16,327,337
10% annual discount for estimated timing of cash flows	253,147	(1,219,580)	(9,584,237)
Standardized Measure	$1,396,921	$1,745,536	$6,743,100
(a)Includes $2,465,291, $1,715,585 and $1,698,105 in asset retirement costs for the years ended December 31, 2024, 2023 and 2022, respectively.
Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine pre-tax cash inflows.
Future income taxes were computed by applying the year-end statutory tax rate to the excess of pre-tax cash inflows over the Group’s tax basis in the associated proved natural gas and oil properties, after accounting for permanent differences and tax credits.
Changes in the Standardized Measure were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Standardized Measure, beginning of year	$1,745,536	$6,743,100	$3,333,091
Sales and transfers of natural gas and oil produced, net of production costs	(374,104)	(431,629)	(1,498,272)
Net changes in prices and production costs	(804,229)	(5,850,625)	5,137,373
Extensions, discoveries, and other additions, net of future production and development costs	(77,393)	(13,682)	28,038
Acquisition of reserves in place	407,175	122,613	555,773
Divestiture of reserves in place	(27)	(377,097)	(8,303)
Revisions of previous quantity estimates	(344)	(1,224,544)	702,585
Net change in income taxes	199,303	1,688,208	(1,378,438)
Changes in estimated future development costs	—	—	22,085
Previously estimated development costs incurred during the year	12,676	—	7,711
Changes in production rates (timing) and other	56,610	206,646	(562,245)
Accretion of discount	231,718	882,546	403,702
Standardized Measure, end of year	$1,396,921	$1,745,536	$6,743,100

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
Additional Information (Unaudited)
Payments to Governments Report 2024
(Amounts in thousands)
This report provides a consolidated overview of the payments made to governments by DEC for the year 2024 as required under Disclosure and
Transparency Rule 4.3A issued by the UK's Financial Conduct Authority ("DTR 4.3A") and in accordance with The Reports on Payments to Governments
Regulations 2014 (as amended in 2015) ("the UK Regulations"). DTR 4.3A mandates that companies listed on a UK stock exchange and operating in the extractive industry publicly disclose payments to governments in the countries where they engage in the exploration, prospection, discovery, development, and extraction of natural gas and oil deposits, or other materials.
Basis of Preparation
In accordance with the UK Regulations, DEC prepares a disclosure of payments made to governments for each financial year, covering relevant activities of both DEC and any of its subsidiary undertakings included in the Group Financial Statements.
Activities within the Scope of the Disclosure
This disclosure includes payments made to governments that pertain to DEC’s activities involving the exploration, development, and production of natural gas and oil reserves (“extractive activities”). Payments made to governments for activities other than extractive activities are not included in this disclosure as they fall outside the scope defined by the UK Regulations.
Government
The term “government” encompasses any national, regional, or local authority of a country as well as any department, agency, or entity that operates as a subsidiary of a government.
Cash Basis
Payments are reported on a cash basis, meaning they are reported in the period in which they are actually paid. This is in contrast to the accrual basis, where payments are reported in the period in which the liabilities are incurred.
Project Definition
The UK Regulations mandate that payments be reported by project, which is considered a subcategory within a country. A “project” is defined as the operational activities governed by a single contract, license, lease, concession, or similar legal agreement that form the basis for payment liabilities with a government. If these agreements are substantially interconnected, they can be treated as a single project. According to the UK Regulations,
“substantially interconnected” refers to a set of operationally and geographically integrated contracts, licenses, leases, concessions, or related agreements with substantially similar terms, signed with a government, that give rise to payment liabilities. The number of projects will depend on the contractual arrangements within a country, rather than the scale of activities. Additionally, a project will only be included in this disclosure if relevant payments were made during the year for that project. The UK Regulations also recognize that some payments may not be attributable to a single project and may therefore be reported at the country level. Corporate income taxes, which are typically not levied at a project level, serve as an example of such payments.
Materiality Level
For each type of payment, any total payments to a government that are below £86 are excluded from this report.
Exchange Rate
Payments made in currencies other than USD are converted for this report using the relevant quarterly average foreign exchange rate.
Payment Types
According to the UK Regulations, a “payment” is defined as an amount paid whether in money or in kind, for relevant activities. The payment must fall into one of the following categories:
Production Entitlements
Under production-sharing agreements (“PSA”), the production is divided between the host government and the other parties to the PSA. The host government usually receives its share or entitlement in kind rather than in cash. For the year ended December 31, 2024, DEC had no reportable production entitlements to a government.
Taxes
This report includes taxes levied on income, personnel, production, or profits that are withheld from dividends, royalties, and interest received by DEC.
However, taxes levied on consumption, sales, procurement (contractor’s withholding taxes), environmental, property, customs, and excise are not reportable under the UK Regulations.
Royalties
Payments for the rights to extract natural gas and oil resources are typically calculated as a set percentage of revenue, minus any allowable deductions.
These payments can be made in cash or in kind (valued similarly to production entitlement).

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
Dividends
Dividend payments, except for those paid to a government as a shareholder of an entity, are not included unless they are paid in lieu of production entitlements or royalties. For the year ended December 31, 2024, DEC had no reportable dividend payments to a government.
Bonuses
This report includes signature, discovery, and production bonuses, as well as other bonuses payable under licenses or concession agreements. These bonuses are typically paid upon signing an agreement or a contract, declaring a commercial discovery, commencing production, or reaching a production milestone. For the year ended December 31, 2024, DEC had no reportable bonus payments to a government.
Fees
In preparing this report, DEC has included license fees, rental fees, entry fees, and all other payments made in consideration for new and existing licenses and or concessions. Fees paid to governments for administrative services are excluded.
Infrastructure Improvements
Payments related to the construction of infrastructure, such as roads, bridges, or railways, that are not substantially dedicated to extractive activities are included. However, payments that are of a social investment nature, such as building a school or hospital, are excluded.
Payments Overview
The tables below display the relevant payments to governments made by DEC for the year ended December 31, 2024, categorized by country and payment type. Of the seven payment types required by the UK Regulations, DEC did not make any payments for production entitlements, dividends, bonuses, fees, or infrastructure improvements; therefore, those categories are not shown.
SUMMARY OF PAYMENTS TO GOVERNMENTS
(Amounts in Thousands)

Countries	Taxes	Royalties	Total
United Kingdom	$—	$—	$—
United States	86,049	2,735	88,784
Total	$86,049	$2,735	$88,784
United Kingdom

Governments	Taxes	Royalties	Total
Oil and Gas Authority	$—	$—	$—
HM Revenue and Customs	—	—	—
The Crown Estate Scotland	—	—	—
Total	$—	$—	$—
United States

Governments	Taxes	Royalties	Total
Commonwealth of Pennsylvania	$3,977	$—	$3,977
Commonwealth of Virginia	1,661	—	1,661
Internal Revenue Service	18,799	—	18,799
Office of Natural Resources Revenue	—	1,427	1,427
State of Alabama	114	—	114
State of Kentucky	10,585	—	10,585
State of Louisiana	8,520	—	8,520
State of Ohio	2,168	—	2,168
State of Oklahoma	8,906	1,089	9,995
State of Tennessee	185	—	185
State of Texas	17,920	219	18,139
State of West Virginia	13,214	—	13,214
Total	$86,049	$2,735	$88,784

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
Alternative Performance Measures
(Amounts in thousands, except share, per share and per unit data)
We utilize APMs to enhance the comparability of information across reporting periods and to more accurately assess cash flows. This is achieved by adjusting for uncontrollable or transactional factors that are not comparable period-over-period or by aggregating measures. This approach helps users of this Annual Report & Form 20-F better understand the activity occurring across the Group. APMs are employed by the Directors for planning and reporting purposes and should not be viewed as a replacement for IFRS. Additionally, these measures are used in discussions with the investment analyst community and credit rating agencies.
Adjusted EBITDA
As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation, and amortization. Adjusted EBITDA further adjusts for items that are not comparable period-over-period, including accretion of asset retirement obligations, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and other similar items.
Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit (loss), net income (loss), or cash flows provided by (used
in) operating, investing, and financing activities. However, we believe this measure is useful to investors in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business performance; (2) helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and
(4) is used by us as a performance measure in determining executive compensation. When evaluating this measure, we believe investors also commonly find it useful to assess this metric as a percentage of our total revenue, inclusive of settled hedges, which we refer to as adjusted EBITDA margin.

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Net income (loss)	$(87,001)	$759,701	$(620,598)
Finance costs	137,643	134,166	100,799
Accretion of asset retirement obligations	30,868	26,926	27,569
Other (income) expense(a)	(1,257)	(385)	(269)
Income tax (benefit) expense	(136,951)	240,643	(178,904)
Depreciation, depletion and amortization	256,484	224,546	222,257
(Gain) loss on bargain purchases	—	—	(4,447)
(Gain) loss on fair value adjustments of unsettled financial instruments	189,030	(905,695)	861,457
(Gain) loss on natural gas and oil properties and equipment(b)	15,308	4,014	93
(Gain) loss on sale of equity interest	7,375	(18,440)	—
Unrealized (gain) loss on investment	4,013	(4,610)	—
Impairment of proved properties(c)	—	41,616	—
Costs associated with acquisitions	11,573	16,775	15,545
Other adjusting costs(d)	22,375	17,794	69,967
Loss on early retirement of debt	14,753	—	—
Non-cash equity compensation	8,286	6,494	8,051
(Gain) loss on foreign currency hedge	—	521	—
(Gain) loss on interest rate swap	(190)	2,722	1,434
Total adjustments	$559,310	$(212,913)	$1,123,552
Adjusted EBITDA	$472,309	$546,788	$502,954
Pro forma adjusted EBITDA(e)	$548,570	$553,252	$574,414
(a)Excludes $1 million in dividend distributions received for our investment in DP Lion Equity Holdco during the year ended December 31, 2024.
(b)Excludes $27 million, $24 million and $2 million in cash proceeds received for leasehold sales during the years ended December 31, 2024, 2023 and 2022, respectively, less $14 million and $4 million of basis in leasehold sales for the years ended December 31, 2024 and 2023, respectively.
(c)For the year ended December 31, 2023, the Group determined the carrying amounts of certain proved properties within two fields were not recoverable from future cash flows, and therefore, were impaired.
(d)Other adjusting costs for the year ended December 31, 2024, were primarily associated with legal and professional fees related to the U.S. listing, legal fees for certain litigation, and expenses associated with unused firm transportation agreements. For the year ended December 31, 2023, these costs were primarily related to legal and professional fees for the U.S. listing, legal fees for certain litigation, and expenses for unused firm transportation agreements. For the year ended December 31, 2022, these costs mainly included $28 million in contract terminations, which enabled the Group to secure more favorable future pricing, and $31 million in deal breakage and/
or sourcing costs for acquisitions.
(e)Includes adjustments for the year ended December 31, 2024 for the Oaktree, Crescent Pass, and East Texas II acquisitions to pro forma their results for the full twelve months of operations. Similar adjustments were made for the year ended December 31, 2023 for the Tanos II Acquisition, as well as for the year ended December 31,
2022 for the East Texas I and ConocoPhillips acquisitions.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
Net Debt
As used herein, net debt represents total debt as recognized on the balance sheet, minus cash and restricted cash. Total debt includes borrowings under our Credit Facility and borrowings under, or issuances of, our subsidiaries’ securitization facilities. We believe net debt is a useful indicator of our leverage and capital structure.
Net Debt-to-Adjusted EBITDA
As used herein, net debt-to-adjusted EBITDA, also referred to as “leverage” or the “leverage ratio,” is calculated by dividing net debt by adjusted
EBITDA. We believe this metric is a crucial measure of our financial liquidity and flexibility, and it is also used in the calculation of a key metric in one of our Credit Facility financial covenants.

	As of
	December 31, 2024	December 31, 2023	December 31, 2022
Total debt(a)	$1,693,242	$1,276,627	$1,440,329
LESS: Cash	5,990	3,753	7,329
LESS: Restricted cash(b)	46,269	36,252	55,388
Net debt	$1,640,983	$1,236,622	$1,377,612

Adjusted EBITDA	$472,309	$546,788	$502,954
Pro forma adjusted EBITDA(c)	$548,570	$553,252	$574,414
Net debt-to-pro forma adjusted EBITDA(d)	3.0x	2.2x	2.4x
(a)Includes adjustments for deferred financing costs and original issue discounts, consistent with presentation on the Statement of Financial Position.
(b)The increase of restricted cash as of December 31, 2024, is due to the addition of $21 million and $3 million in restricted cash for the ABS VIII Notes and ABS IX Notes, respectively, offset by $7 million and $9 million for the retirement of the ABS III Notes and ABS V Notes, respectively.
(c)Includes adjustments for the year ended December 31, 2024 for the Oaktree, Crescent Pass, and East Texas II acquisitions to pro forma their results for the full twelve months of operations. Similar adjustments were made for the year ended December 31, 2023 for the Tanos II Acquisition, as well as for the year ended December 31,
2022 for the East Texas I and ConocoPhillips acquisitions.
(d)Does not include adjustments for working capital which are often customary in the market.
Total Revenue, Inclusive of Settled Hedges
As used herein, total revenue, inclusive of settled hedges, accounts for the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges, is a useful because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.
Adjusted EBITDA Margin
As used herein, adjusted EBITDA margin is calculated as adjusted EBITDA expressed as a percentage of total revenue, inclusive of settled hedges.
Adjusted EBITDA margin encompasses the direct operating costs and the portion of general and administrative costs required to produce each Mcfe.
This metric includes operating expense, employee costs, administrative costs and professional services, and recurring allowance for credit losses, which cover both fixed and variable costs components. We believe that adjusted EBITDA margin is a useful measure of our profitability and efficiency, as well as our earnings quality, because it evaluates the Group on a more comparable basis period-over-period, especially given our frequent involvement in transactions that are not comparable between periods.

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Total revenue	$794,841	$868,263	$1,919,349
Net gain (loss) on commodity derivative instruments(a)	151,289	178,064	(895,802)
Total revenue, inclusive of settled hedges	$946,130	$1,046,327	$1,023,547
Adjusted EBITDA	$472,309	$546,788	$502,954
Adjusted EBITDA margin	50%	52%	49%
(a)Net gain (loss) on commodity derivative settlements represents the cash paid or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives, as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
Free Cash Flow
As used herein, free cash flow represents net cash provided by operating activities, less expenditures on natural gas and oil properties and equipment, and cash paid for interest. We believe that free cash flow is a useful indicator of our ability to generate cash that is available for activities beyond capital expenditures. The Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments, and pay dividends.

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Net cash provided by operating activities	$345,663	$410,132	$387,764
LESS: Expenditures on natural gas and oil properties and equipment	(52,100)	(74,252)	(86,079)
LESS: Cash paid for interest	(123,141)	(116,784)	(83,958)
Free cash flow	$170,422	$219,096	$217,727
Adjusted Operating Cost per Mcfe
Adjusted operating cost per Mcfe is a metric that allows us to measure the direct operating costs and the portion of general and administrative costs required to produce each Mcfe. Similar to adjusted EBITDA margin, this metric includes operating expenses, employee costs, administrative costs and professional services, and recurring allowance for credit losses, encompassing both fixed and variable cost components.
Employees, administrative costs and professional services
As used herein, employees, administrative costs and professional services represents total administrative expenses, excluding costs associated with acquisitions, other adjusting costs, and non-cash expenses. We use this measure because it excludes items that affect the comparability of results or are not indicative of trends in the ongoing business.

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Total production (MMcfe)	289,586	299,632	296,121
Total operating expense	$428,902	$440,562	$445,893
Employees, administrative costs and professional services	86,885	78,659	77,172
Recurring allowance for credit losses	101	8,478	—
Adjusted operating cost	$515,888	$527,699	$523,065
Adjusted operating cost per Mcfe	$1.78	$1.76	$1.77
PV-10
PV-10 is a non-IFRS measure because it excludes the effects of applicable income taxes. The Directors believe that presenting the non-IFRS financial measure of PV-10 provides useful information to investors, as it is widely used by professional analysts and sophisticated investors in evaluating natural gas and oil companies. PV-10 is not a measure of financial or operating performance under IFRS and should not be considered as an alternative to the standardized measure as defined under IFRS. For a reconciliation of PV-10 to the standardized measure of discounted future net cash flows, its most directly comparable IFRS measure, refer to Supplemental Natural Gas and Oil Information within this Annual Report & Form 20-F. PV-10 differs from the standardized measure of discounted future net cash flows because it does not include the effects of income taxes. Neither PV-10 nor the standardized measure represents an estimate of the fair market value of our natural gas and oil properties.

	As of
	December 31, 2024	December 31, 2023	December 31, 2022
		SEC Pricing(a)
PV-10
Pre-tax (Non-GAAP)(b)	$1,591,772	$2,139,690	$8,825,462
PV of taxes	(194,851)	(394,154)	(2,082,362)
Standardized Measure	$1,396,921	$1,745,536	$6,743,100
(a)Our estimated net proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For natural gas volumes, the average Henry Hub spot price of $2.13, $2.64 and $6.36 per MMBtu as of December 31, 2024, 2023 and 2022, respectively. These prices were adjusted for factors such as gravity, quality, local conditions, gathering and transportation fees, and distance from market. For NGLs and oil volumes, the average WTI price was $76.32, $78.21 and $94.14 per Bbl as of December 31, 2024, 2023 and 2022, respectively. These prices were similarly adjusted for gravity, quality, local conditions, gathering and transportation fees, and distance from market. All prices are held constant throughout the lives of the properties.
(b)The PV-10 of our proved reserves as of December 31, 2024, 2023 and 2022 was prepared without giving effect to taxes or hedges. PV-10 is a non-GAAP and non-IFRS financial measure and generally differs from the Standardized Measure, the most directly comparable GAAP measure, because it does not include the effects of income taxes on future net cash flows. We believe that the presentation of PV-10 is relevant and useful to our investors as supplemental disclosure to the Standardized Measure because it presents the discounted future net cash flows attributable to our reserves before accounting for future corporate income taxes and our current tax structure.
Because of this, PV-10 can be used within the industry and by creditors and securities analysts to evaluate estimated net cash flows from proved reserves on a more comparable basis. Investors should be cautioned that neither PV-10 nor the Standardized Measure represents an estimate of the fair market value of our proved reserves.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
Officers and Professional Advisors

Directors
David E. Johnson (Non-Executive Chairman (Independent upon appointment))
Martin K. Thomas (Non-Executive Vice Chairman)
Rusty Hutson, Jr. (Chief Executive Officer)
David J. Turner, Jr. (Independent Non-Executive Director)
Sandra M. Stash (Independent Non-Executive Director)
Kathryn Z. Klaber (Independent Non-Executive Director)
Sylvia Kerrigan (Senior Independent Non-Executive Director) (for the entirety of 2024 through January 24,
2025)

Registered Number	09156132 (England and Wales)
Registered Office	4th floor Phoenix House 1 Station Hill Reading, Berkshire, RG1 1NB United Kingdom
Headquarters	1600 Corporate Drive Birmingham, Alabama 35242 United States
Company Secretary	Apex Secretaries LLP 6th Floor 140 London Wall London EC2V 5DN United Kingdom
Independent Auditors, United Kingdom	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH United Kingdom
Independent Registered Public Accounting Firm, United States	PricewaterhouseCoopers LLP 569 Brookwood Village #851 Birmingham, AL 35209 United States
Legal Advisor, United Kingdom	Latham & Watkins (London) LLP 99 Bishopsgate London ECM2 3XF United Kingdom
Legal Advisor, United States	Gibson, Dunn & Crutcher LLP 811 Main Street Suite 3000 Houston, TX 77002
Competent Person	Netherland, Sewell & Associates, Inc. 2100 Ross Avenue, Suite 2200 Dallas, Texas 75201 United States
Share Registrar	ComputerShare Investor Services PLC The Pavilions, Bridgewater Road Bristol, BS13 8AE United Kingdom
Brokers	Tennyson Securities 23rd Floor, 20 Fenchurch Street London EC3M 3BY United Kingdom Stifel Nicolaus Europe Limited 150 Cheapside London, EC2V 6ET United Kingdom	Peel Hunt LLP 7th Floor, 100 Liverpool Street London EC2M 2AT United Kingdom

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
Shareholder Information
Material Contracts
Our material contracts as of the date of this report include:
•Second Amended and Restated Revolving Credit Agreement, dated as of March 14, 2025, among DP RBL CO LLC, as borrower, KeyBank National
Association, as administrative agent and issuing bank, Keybanc Capital Markets, as coordinating lead arranger and sole book runner, and the lenders party thereto.
•Indenture, dated February 23, 2022, by and between Diversified ABS Phase IV LLC, as issuer, and UMB Bank, N.A., as indenture trustee and securities intermediary. For a description of this contract, see Liquidity and Capital Resources.
•Indenture, dated October 27, 2022, among Diversified ABS Phase VI LLC, as issuer, Diversified ABS VI Upstream LLC and Oaktree ABS VI Upstream
LLC, as guarantors and UMB Bank, N.A., as indenture trustee and securities intermediary. For a description of this contract, see Liquidity and
Capital Resources.
•Indenture, dated November 30, 2023, by and between DP Lion Holdco, as issuer and UMB Bank, N.A., as indenture trustee and securities intermediary. For a description of this contract, see Liquidity and Capital Resources.
•Indenture, dated May 30, 2024, among Diversified ABS Phase VIII LLC, as issuer, ABS Phase III LLC and ABS Phase V LLC, as guarantor and UMB
Bank, N.A., as indenture trustee and securities intermediary.
•Indenture, dated September 19, 2024, among DP Mustang Holdco LLC, as issuer, and UMB Bank, N.A., as indenture trustee and securities intermediary.
•Credit Agreement, dated as of June 6, 2024, Diversified Gas & Oil Corporation, as borrower, certain subsidiaries of the borrower, as guarantors, the lenders party thereto and Oaktree Fund Administration, LLC, as administrative agent.
•Base Indenture, dated as of February 27, 2025, by and among Diversified ABS X LLC, as issuer, Diversified ABS LLC, Diversified ABS Phase II LLC, and Diversified ABS Phase X LLC, as guarantors, and UMB Bank, N.A., as indenture trustee and securities intermediary.
•Registration Rights Agreement dated as of August 15, 2024, between Diversified Energy Company plc and Crescent Pass Energy Holdings, LLC.
•Service Agreement, dated January 30, 2017, by and between Diversified Gas & Oil PLC and Rusty Hutson.
•Service Agreement, dated January 30, 2017, by and between Diversified Gas & Oil PLC and Bradley Gray.
•2017 Equity Incentive Plan, as amended.
•2023 Employee Stock Purchase Plan.
•Merger Agreement, dated as of January 24, 2025, by and among Maverick Natural Resources, LLC, Diversified Energy Company plc, Remington
Merger Sub, LLC, and for certain provisions therein, Diversified Gas & Oil Corporation and EIG Management Company, LLC.
•Registration Rights Agreement, dated as of March 14, 2025, by and between Diversified Energy Company plc, the holders set forth on the signature pages thereto, and, solely for purposes of Section 2.8 therein, Diversified Gas & Oil Corporation.
•Relationship Agreement, dated March 14, 2025, between Diversified Energy Company plc and EIG Management Company, LLC.
Exchange Controls
Other than certain economic sanctions which may be in place from time to time, there are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payment to holders of ordinary shares who are non-residents of the United
Kingdom. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to nonresidents of the United Kingdom under English law or the Group’s articles of association on the right to be a holder of, and to vote in respect of, the ordinary shares.
Taxation
Material United Kingdom Tax Considerations
The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of the ordinary shares. They are based on current UK tax law and on the current published practice of His Majesty’s Revenue and
Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this Annual Report & Form 20-F, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of ordinary shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise)
who are the absolute beneficial owners of the ordinary shares and any dividends paid on them and who hold the ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of shareholders such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with the Group, persons holding their ordinary shares as part of hedging or conversion transactions, shareholders who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment, and shareholders who are or have been officers or employees of the Group. The statements do not apply to any shareholder who either directly or indirectly holds or controls 10% or more of the Group’s share capital (or class thereof), voting power or profits.
The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, any ordinary shares. Accordingly, prospective subscribers for, or purchasers of, any ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership or disposition of any ordinary shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.
UK taxation of dividends
Withholding Tax
The Group will not be required to withhold UK tax at source when paying dividends. The amount of any liability to UK tax on dividends paid by the
Group will depend on the individual circumstances of a shareholder.
Income Tax

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
An individual shareholder who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to
UK tax on dividends received from the Group. An individual shareholder who is not resident for tax purposes in the United Kingdom should not be chargeable to UK income tax on dividends received from the Group unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the United Kingdom through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.
All dividends received by a UK tax resident individual holder of any ordinary shares from the Group or from other sources will form part of the shareholder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £1,000
(reducing to £500 from April 6, 2024) of taxable dividend income received by the shareholder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £1,000 dividend allowance, the first £1,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.
Corporation Tax
Corporate shareholders which are resident for tax purposes in the United Kingdom should not be subject to UK corporation tax on any dividend received from the Group so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). If the conditions for exemption are not met or cease to be satisfied, or such a shareholder elects for an otherwise exempt dividend to be taxable, the shareholder will be subject to UK corporation tax on dividends received from the Group, at the rate of corporation tax applicable to that shareholder (the main rate of UK corporation tax is currently 25%).
Corporate shareholders who are not resident in the United Kingdom will not generally be subject to UK corporation tax on dividends unless they are carrying on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which the ordinary shares are used, held, or acquired.
A shareholder who is resident outside the United Kingdom may be subject to non-UK taxation on dividend income under local law.
UK taxation of chargeable gains
UK resident shareholders
A disposal or deemed disposal of ordinary shares by an individual or corporate shareholder who is tax resident in the United Kingdom may, depending on the shareholder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.
Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of the ordinary shares less the allowable cost to the shareholder of acquiring any such ordinary shares.
The applicable tax rates for individual shareholders realizing a gain on the disposal of ordinary shares is, broadly, 10% for basic rate taxpayers and 20%
for higher and additional rate taxpayers. For corporate shareholders, corporation tax is generally charged on chargeable gains at the rate applicable to the relevant corporate shareholder.
Non-UK shareholders
Shareholders who are not resident in the United Kingdom and, in the case of an individual shareholder, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of ordinary shares unless (i) such ordinary shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment or (ii) where certain conditions are met, the Group derives 75% or more of its gross value from UK land.
Shareholders who are not resident in the United Kingdom may be subject to non-UK taxation on any gain under local law.
Generally, an individual shareholder who has ceased to be resident in the United Kingdom for UK tax purposes for a period of five years or less and who disposes of any ordinary shares during that period may be liable on their return to the United Kingdom to UK taxation on any capital gain realized
(subject to any available exemption or relief).
UK stamp duty (“stamp duty”) and UK stamp duty reserve tax (“SDRT”)
The statements in this paragraph are intended as a general guide to the current position relating to stamp duty and SDRT and apply to any shareholder irrespective of their place of tax residence. Certain categories of person, including intermediaries, brokers, dealers and persons connected with depositary receipt arrangements and clearance services, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for the tax, be required to notify and account for it under the UK Stamp Duty Reserve Tax Regulations 1986. The discussion below does not consider any potential change of law.
Issue of shares
As a general rule (and except in relation to depositary receipt systems and clearance services (as to which see below)), no stamp duty or SDRT is payable on the issue of the ordinary shares.
Clearance systems and depositary receipt issuers
An unconditional agreement to issue or transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless, in the context of a clearance service, the clearance service has made and maintained an election under section 97A of the UK Finance Act 1986, or a “section 97A election.” It is understood that
HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by
DTC. However, HMRC clearance has been received by the Group confirming that no stamp duty or SDRT is payable on the transfer of legal title to the existing ordinary shares into the DTC clearing system, to the extent required in order to implement the U.S. Listing at the effective time. Such HMRC clearance only applies to transfers into the DTC clearing system made on the Initial Depositary Transfer Date in order to implement the U.S. Listing (and transfers of ordinary shares held by Restricted Shareholders which are transferred to Computershare Trust Company N.A. (as depositary for the holders of the Restricted Shares) on the Initial Depositary Transfer Date), and not subsequent transfers into the DTC clearing system (other than certain transfers of ordinary shares held by Restricted Shareholders on the Initial Depositary Transfer Date).
Transfer of shares and DIs

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
No SDRT should be required to be paid on a paperless transfer of ordinary shares through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC, and such ordinary shares are held through DTC at the time of any agreement for their transfer.
No stamp duty will in practice be payable on a written instrument transferring an ordinary share provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ordinary share could, depending on the circumstances, attract a charge to stamp duty at the rate of 0.5% of the amount or value of the consideration. If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.
The Group has received HMRC clearance confirming that agreements to transfer DIs which represent ordinary shares held within the DTC clearance system will not be subject to SDRT.
Material United States Federal Income Tax Considerations
The following discussion is a summary of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each, as defined below) of the purchase, ownership and disposition of an ordinary share issued, but does not purport to be a complete analysis of all potential U.S.
federal tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed herein. This discussion is based on the Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof.
These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of an ordinary share. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our ordinary shares.
This discussion is limited to U.S. Holders and Non-U.S. Holders that each hold an ordinary share as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•Persons holding an ordinary share as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•Banks, insurance companies, and other financial institutions;
•Brokers, dealers or traders in securities;
•“Controlled foreign corporations,” passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•Partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors therein);
•Tax-exempt organizations or governmental organizations;
•Persons deemed to sell an ordinary share under the constructive sale provisions of the Internal Revenue Code;
•Persons who hold or receive an ordinary share pursuant to the exercise of any employee stock option or otherwise as compensation;
•Tax qualified retirement plans;
•“Qualified foreign pension funds” as defined in Section 897(l)(2) of the Internal Revenue Code and entities of all the interests of which are held by qualified foreign pension funds; and
•Persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds an ordinary share, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level.
Accordingly, partnerships holding an ordinary share and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX
ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX
CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF AN ORDINARY SHARE ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT
TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
U.S. Tax Status of Diversified Energy
Pursuant to Section 7874 of the Internal Revenue Code, we believe we are and will continue to be treated as a U.S. corporation for all purposes under the Internal Revenue Code. Since we will be treated as a U.S. corporation for all purposes under the Internal Revenue Code, we will not be treated as a
“passive foreign investment company,” as such rules apply only to non-U.S. corporations for U.S. federal income tax purposes.
U.S. Holders
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of an ordinary share that, for U.S. federal income tax purposes, is or is treated as any of the following:
•An individual who is a citizen or resident of the United States;
•A corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•An estate, the income of which is subject to U.S. federal income tax regardless of its source; or

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
•A trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of
Section 7701(a)(30) of the Internal Revenue Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
Distributions, if any, made on the ordinary shares generally will be included in a U.S. Holder’s income as ordinary dividend income to the extent of the
Group’s current or accumulated earnings and profits. Distributions in excess of the Group’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the
extent of a U.S. Holder’s tax basis in the ordinary shares and thereafter as capital gain from the sale or exchange of such ordinary shares. Dividends received by a corporate U.S. Holder may be eligible for a dividends-received deduction, subject to applicable limitations. Dividends received by certain non-corporate U.S. Holders (including individuals) are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period and other requirements are satisfied.
Sales, Certain Redemptions or Other Taxable Dispositions of Ordinary Shares
Upon the sale, certain redemption or other taxable disposition of an ordinary share, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares. Any gain or loss recognized on a taxable disposition of an ordinary share will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period at the time of the sale, redemption or other taxable disposition of the ordinary shares is longer than one year. Long-term capital gains recognized by certain non-
corporate U.S. Holders (including individuals) are generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of an ordinary share that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.
Distributions
If the Group makes distributions of cash or property on the ordinary shares, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from the Group’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-
U.S. Holder’s adjusted tax basis in its ordinary shares, but not below zero. Generally, a distribution that constitutes a return of capital will be subject to
U.S. federal withholding tax at a rate of 15% if the Non-U.S. Holders’ ordinary shares constitute a U.S. real property interest (“USRPI”). However, we may elect to withhold at a rate of up to 30% of the entire amount of the distribution, even if the Non-U.S. Holders’ ordinary shares do not constitute a
USRPI. For additional information regarding when a Non-U.S. Holder may treat its ownership of the ordinary shares as not constituting a USRPI, refer to the subsection below titled Sale or Other Taxable Disposition. However, because a Non-U.S. Holder would not have any U.S. federal income tax liability with respect to a return of capital distribution, a Non-U.S. Holder would be entitled to request a refund of any U.S. federal income tax that is withheld from a return of capital distribution (generally by timely filing a U.S. federal income tax return for the taxable year in which the tax was withheld). Any excess will be treated as capital gain and will be treated as described below under the subsection titled Sale or Other Taxable Disposition.
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of an ordinary share will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the
Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate).
A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S.
Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-
U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussion below on information reporting, backup withholding and FATCA (as defined below), a Non-U.S. Holder will not be subject to
U.S. federal income tax on any gain realized upon the sale or other taxable disposition of an ordinary share unless:
•The gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•The Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•Our ordinary shares constitute a USRPI because we are (or have been during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period) a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S.
Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our ordinary shares, which may be offset by U.S. source

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, due to the nature of our assets and operations, the Group believes it is (and will continue to be) a USRPHC under the Internal Revenue Code and the ordinary shares constitute (and we expect the ordinary shares to continue to constitute) a USRPI. Non-U.S.
Holders generally are subject to a 15% withholding tax on the amount realized from a sale or other taxable disposition of a USRPI, such as the ordinary shares, which is required to be collected from any sale or disposition proceeds. Furthermore, such Non-U.S. Holders are subject to U.S. federal income tax (at the regular rates) in respect of any gain on their sale or disposition of the ordinary shares and are required to file a U.S. tax return to report such gain and pay any tax liability that is not satisfied by withholding. Any gain should be determined in U.S. dollars, based on the excess, if any, of the U.S.
dollar value of the consideration received over the Non-U.S. Holder’s basis in the ordinary shares determined in U.S. dollars under the rules applicable to
Non-U.S. Holders. A Non-U.S. Holder may, by filing a U.S. tax return, be able to claim a refund for any withholding tax deducted in excess of the tax liability on any gain. However, if the ordinary shares are considered “regularly traded on an established securities market” (within the meaning of the
Treasury Regulations) then Non-U.S. Holders will not be subject to the 15% withholding tax on the disposition of their ordinary shares, even if such ordinary shares constitute USRPIs. Moreover, if the ordinary shares are considered “regularly traded on an established securities market” (within the meaning of the Treasury Regulations) and the Non-U.S. Holder actually or constructively owns or owned, at all times during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period, 5% or less of the ordinary shares taking into account applicable constructive ownership rules, such Non-U.S. Holder may treat its ownership of the ordinary shares as not constituting a USRPI and will not be subject to
U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the ordinary shares (in addition to not being subject to the
15% withholding tax described above) or U.S. tax return filing requirements. The Group expects the ordinary shares to be treated as “regularly traded on an established securities market” so long as the ordinary shares are listed on the NYSE and regularly quoted by brokers or dealers making a market in such ordinary shares.
Non-U.S. Holders should consult their tax advisors regarding tax consequences of our treatment as a USRPHC and regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
U.S. Holders
Information reporting requirements generally will apply to payments of distributions on the ordinary shares and the proceeds of a sale of an ordinary share paid to a U.S. Holder unless the U.S. Holder is an exempt recipient and, if requested, certifies as to that status. Backup withholding generally will apply to those payments if the U.S. Holder fails to provide an appropriate certification with its correct taxpayer identification number or certification of exempt status. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Non-U.S. Holders
Payments of dividends on the ordinary shares will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our ordinary shares paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our ordinary shares within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a
United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our ordinary shares conducted through a non-U.S.
office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a
Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Internal Revenue Code (such Sections commonly referred to as the Foreign
Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities.
Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our ordinary shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the
Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Internal Revenue Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our ordinary shares. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, including our ordinary shares, on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our ordinary shares.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
DOCUMENTS ON DISPLAY
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by Diversified are available to the public on the SEC website at www.sec.gov
(commission file number 001-41870).
We also make our electronic filings with the SEC available at no cost on our Investor Relations website, www.ir.div.energy, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. Our website address is www.div.energy. The information contained on our website is not incorporated by reference in this document.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Group maintains disclosure controls and procedures, as defined in U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) Rule
13a-15(e). The Chief Executive Officer and Chief Financial Officer, with the participation of management, have evaluated the effectiveness of the
Group’s disclosure controls and procedures in relation to Exchange Act Rule 13a-15(b), and has concluded that the Group’s disclosure controls and procedures were effective as of December 31, 2024.
Management's Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process, designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Group’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Group’s internal control over financial reporting include those policies and procedures that:
•Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the
Group;
•Provide reasonable assurances that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with the authorizations of management and Directors of the Group; and
•Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on its financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Management of the Group evaluated the effectiveness of the Group’s internal control over financial reporting as of December 31, 2024 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Following this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2024.
The effectiveness of the Group’s internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears within this Annual Report & Form 20-F.
Attestation Report of the Registered Public Accounting Firm
Refer to the Report of Independent Registered Public Accounting Firm within this Annual Report & Form 20-F.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
Glossary of Terms
£
British pound sterling
$
U.S. dollar
ABS
Asset-Backed Security
Adjusted EBITDA
Adjusted EBITDA is an APM. Refer to APMs within this Annual Report &
Form 20-F for information on how this metric is calculated and reconciled to IFRS measures.
Adjusted EBITDA margin
Adjusted EBITDA margin is an APM. Refer to APMs within this Annual
Report & Form 20-F for information on how this metric is calculated and reconciled to IFRS measures.
Adjusted operating cost
Adjusted operating cost is an APM. Refer to APMs within this Annual
Report & Form 20-F for information on how this metric is calculated and reconciled to IFRS measures.
Adjusted operating cost per Mcfe
Adjusted operating cost per Mcfe is an APM. Refer to APMs within this
Annual Report & Form 20-F for information on how this metric is calculated and reconciled to IFRS measures.
AIM
Alternative Investment Market
APM
Alternative Performance Measure
Bbl
Barrel or barrels of oil or natural gas liquids
Bcfe
Billions of cubic fee equivalent
Board or BOD
Board of Directors
Boe
Barrel of oil equivalent, determined by using the ratio of one Bbl of oil or
NGLs to six Mcf of natural gas. The ratio of one barrel of oil or NGLs to six Mcf of natural gas is commonly used in the industry and represents the approximate energy equivalence of oil or NGLs to natural gas, and does not represent the economic equivalency of oil and NGLs to natural gas. The sales price of a barrel of oil or NGLs is considerably higher than the sales price of six Mcf of natural gas.
Boepd
Barrels of oil equivalent per day
Btu
A British thermal unit, which is a measure of the amount of energy required to raise the temperature of one pound of water one
degree Fahrenheit.
CO2
Carbon dioxide
CO2e
Carbon dioxide equivalent
CEO
Chief Executive Officer
CFO
Chief Financial Officer
COO
Chief Operating Officer
DD&A
Depreciation, depletion and amortization
E&P
Exploration and production
EBITDA
Earnings before interest, tax, depreciation and amortization
EBITDAX
Earnings before interest, tax, depreciation, amortization and exploration expense
EHS
Environmental, health & safety
Employees, administrative costs and professional services
Employees, administrative costs and professional services is an APM.
Refer to APMs within this Annual Report & Form 20-F for information on how this metric is calculated and reconciled to IFRS measures.
EPA
Environmental Protection Agency
EPS
Earnings per share
ERM
Enterprise Risk Management
ESG
Environmental, Social and Governance
EU
European Union
Free cash flow
Free cash flow is an APM. Refer to APMs within this Annual Report &
Form 20-F for information on how this metric is calculated and reconciled to IFRS measures.
FTSE
Financial Times Stock Exchange
G&A
General and administrative expense
GBP
British pound sterling
Henry Hub
A natural gas pipeline delivery point that serves as the benchmark natural gas price underlying NYMEX natural gas futures contracts.
IAS
International Accounting Standard
IASB
International Accounting Standards Board
IPO
Initial public offering
IFRS
International Financial Reporting Standards
KWh
Kilowatt hour
LIBOR
London Inter-bank Offered Rate
LOE
Base lease operating expense is defined as the sum of employee and benefit expenses, well operating expense (net), automobile expense and insurance cost.
LSE
London Stock Exchange
Lost Time Incident Rate (“LTIR”)
LTIR is the number of work-related lost time incidents per 200,000 work hours.
M&A
Mergers and acquisitions
Mbbls
Thousand barrels
Mboe
Thousand barrels of oil equivalent

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
Mboepd
Thousand barrels of oil equivalent per day
Mcf
Thousand cubic feet of natural gas
Mcfe
Thousand cubic feet of natural gas equivalent
Midstream
Midstream activities include the processing, storing, transporting and marketing of natural gas, NGLs and oil.
Mmboe
Million barrels of oil equivalent
Mmbtu
Million British thermal units
Mmcf
Million cubic feet of natural gas
Mmcfe
Million cubic feet of natural gas equivalent
Mont Belvieu
A mature trading hub with a high level of liquidity and transparency that sets spot and futures prices for NGLs.
MT CO2e
Metric ton of carbon dioxide equivalent
Motor Vehicle Accidents (“MVA”)
MVA is the rate of preventable accidents per million miles driven.
MT
Metric ton
Net debt
Net debt is an APM. Refer to APMs within this Annual Report & Form 20-
F for information on how this metric is calculated and reconciled to
IFRS measures.
Net zero
Achieving an overall balance between carbon emissions produced and carbon emissions taken out of the atmosphere, which includes making changes to reduce emissions to the lowest amount and offsetting as a last resort. For Diversified net zero means total Scope 1 and 2
GHG emissions.
NGLs
Natural gas liquids, such as ethane, propane, butane and natural gasoline that are extracted from natural gas production streams.
NYMEX
New York Mercantile Exchange
Oil
Includes crude oil and condensate
OGMP 2.0
Oil & Gas Methane Partnership 2.0 is a voluntary measurement-based methane emissions reporting initiative of the Unites Nations
Environmental Program, where a Gold Standard recognition represents the highest levels (Level 4/5) of reporting.
OSHA
Occupational Safety and Health Administration
Performance Share Award
Performance stock unit award
PSU
Performance stock unit
PV-10
A calculation of the present value of estimated future natural gas and oil revenues, net of forecasted direct expenses, and discounted at an annual rate of 10%. This calculation does not consider income taxes and utilizes a pricing assumption consistent with the forward curve at
December 31, 2024.
Realized price
The cash market price less all expected quality, transportation and demand adjustments.
Restricted Share Award
Restricted stock unit award
RSU
Restricted stock unit
SAM
Smarter Asset Management
SOFR
Secured Overnight Financing Rate
TCFD
Task Force on Climate-Related Financial Disclosures
Total Recordable Incident Rate (“TRIR”)
TRIR is the number of work-related injuries per 200,000 work hours.
Total revenue, inclusive of settled hedges
Total revenue, inclusive of settled hedges, is an APM. Refer to APMs within this Annual Report & Form 20-F for information on how this metric is calculated and reconciled to IFRS measures.
TSR
Total Shareholder Return
TTM
Trailing twelve months
UK
United Kingdom
U.S.
United States
USD
U.S. dollar
WTI
West Texas Intermediate grade crude oil, used as a pricing benchmark for sales contracts and NYMEX oil futures contracts.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
Exhibits
The following documents are filed in the Securities and Exchange Commission (“SEC”) EDGAR system, as part of this Annual Report & Form 20-F, and can be viewed on the SEC’s website.

Exhibit No.			Incorporated by reference
		Description	Form	Exhibit	Filing Date
1.1	(c)	Articles of Association of the Registrant.	F1 File No. 333-281669	3.1	8/20/2024
2.1	(c)	Form of Share Certificate upon listing on the New York Stock Exchange.	20FR12B File No. 001-41870	2.1	11/16/2023
4.1	(c)(e)(f)	Indenture, dated February 23, 2022, by and between Diversified ABS Phase IV LLC, as issuer, and UMB Bank, N.A., as indenture trustee and securities intermediary.	20FR12B File No. 001-41870	4.28	11/16/2023
4.2	(c)(e)(f)	Indenture, dated October 27, 2022, among Diversified ABS Phase VI LLC, as issuer, Diversified ABS VI Upstream LLC and Oaktree ABS VI Upstream LLC, as guarantors and UMB Bank, N.A., as indenture trustee and securities intermediary.	20FR12B File No. 001-41870	4.30	11/16/2023
4.3	(c)(e)(f)	Indenture, dated November 30, 2023, by and between DP Lion Holdco LLC, as issuer and UMB Bank, N.A., as indenture trustee and securities intermediary.	20FR12B/A File No. 001-41870	4.31	12/8/2023
4.4	(c)(e)(f)	Indenture, dated May 30, 2024, among Diversified ABS Phase VIII LLC, as issuer, ABS Phase III LLC and ABS Phase V LLC, as guarantor and UMB Bank, N.A., as indenture trustee and securities intermediary.	F1 File No. 333-281669	4.8	8/20/2024
4.5	(a)(f)	Indenture, dated September 19, 2024, among DP Mustang Holdco LLC, as issuer, and UMB Bank, N.A., as indenture trustee and securities intermediary.
4.6	(c)	Credit Agreement, dated as of June 6, 2024, Diversified Gas & Oil Corporation, as borrower, certain subsidiaries of the borrower, as guarantors, the lenders party thereto and Oaktree Fund Administration, LLC, as administrative agent.	F1 File No. 333-281669	10.29	8/20/2024
4.7	(c)	Registration Rights Agreement dated as of August 15, 2024, between Diversified Energy Company plc and Crescent Pass Energy Holdings, LLC.	F1 File No. 333-281669	10.32	8/20/2024
4.8	(c)(d)	Service Agreement, dated January 30, 2017, by and between Diversified Gas & Oil PLC and Rusty Hutson	20FR12B File No. 001-41870	4.31	11/16/2023
4.9	(c)(d)	Service Agreement, dated January 30, 2017, by and between Diversified Gas & Oil PLC and Bradley Gray	20FR12B File No. 001-41870	4.32	11/16/2023
4.10	(c)	2017 Equity Incentive Plan, as amended.	20FR12B File No. 001-41870	4.33	11/16/2023
4.11	(c)	2023 Employee Stock Purchase Plan.	20FR12B File No. 001-41870	4.34	11/16/2023
4.12	(a)	Description of Securities.
4.13	(a)(f)
Base Indenture, dated as of February 27, 2025, by and among Diversified ABS X
LLC, as issuer, Diversified ABS LLC, Diversified ABS Phase II LLC, and Diversified
ABS Phase X LLC, as guarantors, and UMB Bank, N.A., as indenture trustee and securities intermediary.

4.14	(a)
Registration Rights Agreement, dated as of March 14, 2025, by and between
Diversified Energy Company PLC, the holders set on the signature pages thereto, and, solely for purposes of Section 2.8 therein, Diversified Gas & Oil Corporation.

4.15	(a)	Relationship Agreement, dated March 14, 2025, between Diversified Energy Company PLC and EIG Management, LLC.
4.16	(a)(f)
Second Amended and Restated Revolving Credit Agreement, dated as of March
14, 2025, among DP RBL CO LLC, as borrower, KeyBank National Association, as administrative agent and issuing bank, Keybanc Capital Markets, as coordinating lead arranger and sole book runner, and the lenders party thereto.

4.17	(c)(f)	Merger Agreement, dated as of January 24, 2025, by and among Maverick Natural Resources, LLC, Diversified Energy Company plc, Remington Merger Sub, LLC, and for certain provisions therein, Diversified Gas & Oil Corporation and EIG Management Company, LLC.	6-K File No. 001-41870	99.1	1/27/2025
8.1	(a)	Subsidiaries of the Registrant.
11.2	(a)	Securities Dealing Code.
12.1	(a)	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information

Exhibit No.			Incorporated by reference
		Description	Form	Exhibit	Filing Date
13.1	(b)	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	(a)	Consent of PricewaterhouseCoopers LLP.
15.2	(a)	Consent of Netherland, Sewell & Associates, Inc.
15.3	(a)
Netherland, Sewell & Associates, Inc. estimates of reserves and future revenue to the Diversified Energy Company PLC (formerly known as Diversified Gas & Oil
PLC) interest in certain natural gas and oil properties located in the United States as of December 31, 2024.

97.1	(c)	Diversified Energy Company PLC US Clawback Policy Applicable to Executive Officers	20F File No. 001-41870	99.1	03/19/2024
101		Inline XBRL data files.
104		Cover page inline interactive data file (formatted as Inline XBRL and contained in Exhibit 101).
(a)Filed herewith.
(b)Furnished only.
(c)Previously filed.
(d)Management contract.
(e)Certain portions of this exhibit (indicated by “[***]”) have been redacted.
(f)Certain schedules and attachments have been omitted. The registrant hereby undertakes to provide further information regarding such omitted materials to the
Securities and Exchange Commission upon request.

Table of Contents	Diversified Energy Company PLC 2024 Annual Report & Form 20-F	Additional Information
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report & Form 20-F on its behalf.
Diversified Energy Company PLC
(Registrant)
/s/ Robert Russell (“Rusty”) Hutson, Jr.
Robert Russell (“Rusty”) Hutson, Jr.
Chief Executive Officer
March 17, 2025